TPG INC.

2025 Annual Report

TPG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-41222

TPG Inc.
(Exact name of registrant as specified in its charter)

Delaware	**87-2063362**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Commerce Street, Suite 3300	**76102**
Fort Worth, TX	(Zip Code)

(817) 871-4000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	**TPG**	**The Nasdaq Stock Market LLC (Nasdaq Global Select Market)**
6.950% Subordinated Notes due 2064	**TPGXL**	**The Nasdaq Stock Market LLC (Nasdaq Global Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of the common stock of the Registrant held by non-affiliates as of June 30, 2025 was $7,161.6 million.

As of February 12, 2026, there were 153,715,203 shares of the registrant's Class A common stock, 6,605,963 shares of the registrant's nonvoting Class A common stock and 223,852,327 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2026 annual meeting of the shareholders (the "2026 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, estimated operational metrics, business strategy and plans and objectives of management for future operations, including, among other things, statements regarding expected growth, future capital expenditures, fund performance, dividends and dividend policy and debt service obligations, such as those contained in "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by any forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the inability to recognize the anticipated benefits, or unexpected costs related to the integration, of acquired companies; our ability to manage growth and execute our business plan; and regional, national or global political, economic, business, competitive, market and regulatory conditions and uncertainties, including, but not limited to, those described in "Item 1A.—Risk Factors" and "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this report. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

On July 1, 2025, TPG Inc. and certain of its affiliated entities completed the acquisition (the "Peppertree Acquisition") of the business of Peppertree Capital Management, Inc. ("Peppertree") pursuant to the terms and conditions set forth in the transaction agreement (the "Peppertree Transaction Agreement"), as amended May 28, 2025, with Peppertree and certain affiliated entities and equity holders thereof (together with Peppertree, the "Peppertree Parties"), a specialized digital infrastructure investment firm with a focus on wireless communications towers. Accordingly, the results of TPG Peppertree included in our consolidated results of operations for the year ended December 31, 2025 are from July 1, 2025 through December 31, 2025.

Risk Factor Summary

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully in "Part I. Item 1A.—Risk Factors."

- our dependence on our senior leadership and key investment and other professionals;

- our ability to attract, retain and motivate investment and other key professionals;

- the performance of our funds;

- our ability to raise funds or capital for our funds and obtain favorable economic terms;

- our execution and management of new investment strategies and expansion into new markets and businesses or in new types of investors;

- scrutiny from fund investors and regulators on sustainability matters and increasing related compliance costs due to evolving regulatory requirements;

- the variability of part of our revenue, earnings and cash flow;

- our funds' historical returns not being indicative of returns on investing in our Class A common stock;

- the performance of our funds' portfolio companies;

- our investment in companies based outside of the United States;

- changes in China's governmental policies and interventions by China's government in industries in which we are invested;

- our ability to maintain the security of our information and technology networks;

- artificial intelligence and other machine learning techniques;

- our ability to manage conflicts of interest, including conflicts of interests relating to our funds' investment activities, conflicts of interest with our partners, directors and senior advisors, and conflicts of interest that may arise between our public stockholders and our management and certain other affiliates;

- the potential misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds' portfolio companies;

- pending and future litigation and related liabilities and reputational harm;

- clawback or contingent repayment obligations if and when triggered under our funds' governing agreements;

- our reliance on exemptions from certain governance requirements as a "controlled company" within the meaning of Nasdaq listing standards;

- our status as a holding company, with our only material asset being our interest in the TPG Operating Group (as defined herein);

- us potentially being deemed an "investment company" under the Investment Company Act (as defined herein);

- the disparity in the voting rights among the classes of our common stock;

- our ability to pay dividends;

- the effect on our share price of the large number of shares eligible for sale;

- the acceleration of payments under the Tax Receivable Agreement (as defined herein);

- changes in the debt financing markets or higher interest rates;

- the intense competition in the alternative asset management business;

- climate change and climate policies and regulations;

- difficult economic and market conditions;

- the extensive regulation of our businesses, increased regulatory focus on our industry or legislative or regulatory changes that could result in additional burdens on our business;

- changes in the U.S. political and financial regulatory environment; and

- our structure, which involves complex provisions of U.S. federal tax law.

TERMS USED IN THIS REPORT

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to:

- "TPG," "the Company," "we," "our" and "us," or like terms, refer to TPG Inc. and its consolidated subsidiaries taken as a whole.

- "Alabama Partnerships" refers, collectively, to Alabama Investments (Parallel), LP, a Delaware limited partnership, Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership.

- "Angelo Gordon" refers, collectively, to Angelo, Gordon & Co., L.P. ("AG OpCo") and AG Funds L.P. ("AG CarryCo"), each a Delaware limited partnership.

- "Class A common stock" refers to Class A common stock of TPG Inc., which entitles the holder to one vote per share. When we use the term "Class A common stock" in this Annual Report on Form 10-K, we are referring exclusively to such voting Class A common stock and not to "nonvoting Class A common stock."

- "Class B common stock" refers to Class B common stock of TPG Inc., which entitles the holder to ten votes per share until the Sunset but carries no economic rights.

- "Common Unit" refers to a common unit in the TPG Operating Group.

- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

- "Exchange Agreement" refers to the Amended and Restated Exchange Agreement entered into by TPG Inc. and the other parties thereto on November 1, 2023.

- "Excluded Assets" refers to the assets and economic entitlements transferred to RemainCo listed in Schedule A to the master contribution agreement entered into in connection with the Reorganization (as defined herein), which primarily include (i) minority interests in certain sponsors unaffiliated with TPG, (ii) the right to certain performance allocations in TPG funds, (iii) certain co-invest interests and (iv) cash.

- "Founders" refers to David Bonderman and James G. ("Jim") Coulter.

- "GP LLC" refers to TPG GP A, LLC, the owner of the general partner of TPG Group Holdings.

- "Guarantors" refers to TPG Inc., and certain indirect consolidated subsidiaries of the Company, including TPG Operating Group I, L.P., TPG Operating Group III, L.P. and TPG Holdings II Sub, L.P., that agreed to guarantee the Senior Notes (as defined herein) and Subordinated Notes (as defined herein).

- "Investor Rights Agreement" refers to the Amended and Restated Investor Rights Agreement entered into by TPG Inc. and the other parties thereto on November 1, 2023.

- "IPO" refers to our initial public offering of Class A common stock of TPG Inc. that was completed on January 18, 2022.

- "nonvoting Class A common stock" refers to the nonvoting Class A common stock of TPG Inc., which has no voting rights and is convertible into shares of Class A common stock upon transfer to a third party as and when permitted by the Investor Rights Agreement.

- "Notes Issuer" refers to TPG Operating Group II, L.P., an indirect consolidated subsidiary of the Company.

- "our funds" refers to the funds, investment vehicles and other entities and accounts that are managed or co-managed by TPG for which we, directly or indirectly, act as general partner or in a similar capacity.

- "Peppertree" refers to the business of Peppertree Capital Management, Inc., an Ohio corporation. Following the closing of the acquisition, we refer to Peppertree as "TPG Peppertree."

- "Public SPACs" refers to TPG Pace Beneficial II Corp. and AfterNext HealthTech Acquisition Corp.

- "RemainCo" refers to, collectively, Tarrant Remain Co I, L.P., a Delaware limited partnership, Tarrant Remain Co II, L.P., a Delaware limited partnership, and Tarrant Remain Co III, L.P., a Delaware limited partnership, which own the Excluded Assets, and Tarrant Remain Co GP, LLC, a Delaware limited liability company serving as their general partner.

- "Reorganization" refers to the corporate reorganization, which included a corporate conversion of TPG Partners, LLC to a Delaware corporation named TPG Inc., in conjunction with the IPO. Unless the context suggests otherwise, references in this report to "TPG," "the Company," "we," "us" and "our" refer (i) prior to the completion of the Reorganization and IPO to TPG Group Holdings SBS, L.P. and its consolidated subsidiaries and (ii) from and after the completion of the Reorganization and IPO to TPG Inc. and its consolidated subsidiaries.

- "Securities Act" refers to the Securities Act of 1933, as amended.

- "Sunset" refers to the event that will occur on the date that a majority of the independent directors are elected at the first annual meeting of stockholders (or pursuant to a consent of stockholders in lieu thereof) after the earlier of (i) the earliest date specified in a notice delivered to the Company by GP LLC and its members pursuant to that certain GP LLC limited liability company agreement promptly following the earliest of: (a) the date that is three months after the date that neither Founder continues to be a member of GP LLC, (b) a vote of GP LLC to trigger the Sunset and (c) upon 60-days advance notice, the date determined by either Founder who is then a member of the Control Group to trigger the Sunset, if, following a period of at least 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried's employment agreement or the selection of a new Chief Executive Officer ("CEO") in the event that Mr. Winkelried ceases to serve as our CEO, and (ii) the first day of the quarter immediately following the fifth anniversary of the IPO.

- "Tax Receivable Agreement" refers to the Amended and Restated Tax Receivable Agreement entered into by TPG Inc. and the other parties thereto on November 1, 2023.

- "TPG general partner entities" refers to certain entities that (i) serve as the general partner of certain TPG funds and (ii) are, or historically were, consolidated by TPG Group Holdings.

- "TPG Group Holdings" refers to TPG Group Holdings (SBS), L.P., a Delaware limited partnership that is considered our predecessor for accounting purposes and is a TPG Partner Vehicle and direct owner of certain Common Units and Class B common stock.

- "TPG Operating Group" refers (i) for periods prior to giving effect to the Reorganization, to the TPG Operating Group partnerships and their respective consolidated subsidiaries; (ii) for periods beginning after giving effect to the Reorganization through November 1, 2023, (A) to the TPG Operating Group partnerships and their respective consolidated subsidiaries and (B) not to RemainCo and (iii) for periods after November 1, 2023, to TPG Operating Group II, L.P., a Delaware limited partnership, and its respective consolidated subsidiaries, including TPG Operating Group I, L.P. and TPG Operating Group III, L.P.

- "TPG Operating Group partnerships" refers to TPG Operating Group I, L.P., a Delaware limited partnership formerly named TPG Holdings I, L.P., TPG Operating Group II, L.P., a Delaware limited partnership formerly named TPG Holdings II, L.P., and TPG Operating Group III, L.P., a Delaware limited partnership formerly named TPG Holdings III, L.P.

- "TPG Partner Holdings" refers to TPG Partner Holdings, L.P., a Delaware limited partnership, which is a TPG Partner Vehicle that indirectly owns substantially all of the economic interests of TPG Group Holdings, a TPG Partner Vehicle.

- "TPG Partner Vehicles" refers to, collectively, the vehicles through which the Founders and current and former TPG partners (including such persons' related entities and estate planning vehicles) hold their equity in the TPG Operating Group, including TPG Group Holdings and TPG Partner Holdings.

In addition, for definitions of "Gross IRR," "Net IRR," "Gross MoM," "Net IRR," "Net MoM" and related terms, see "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics—Fund Performance Metrics."

PART I

Item 1. Business

Overview

TPG is a leading global alternative asset manager with $303.0 billion in assets under management ("AUM") as of December 31, 2025. We have built our firm through years of successful innovation and growth, and believe that we have delivered attractive risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of the alternative asset management industry. We believe our distinctive business approach and diversified array of innovative investment platforms position us well to continue generating highly profitable, sustainable growth.

We offer a broad range of investment strategies across the alternative asset management landscape, primarily in private equity, credit and real estate, and have constructed a high-quality base of assets under management within attractive sub-segments of these asset classes. The strength of our investment performance and our proven ability to innovate within our business, together with our ongoing focus on strategic, inorganic growth has led to consistent historical increase in our assets under management, all with the support of a scaled infrastructure that provides our business with a high degree of operating leverage. From 2021 to December 31, 2025, our assets under management have grown 166.4% from $113.6 billion to $303.0 billion, which includes the impact of our highly strategic acquisitions of Angelo Gordon, a scaled alternative investment firm focused on credit and real estate investing on November 1, 2023, and Peppertree, a specialized digital infrastructure investment firm with a focus on wireless communications towers on July 1, 2025. The following table presents AUM over the last five years:

	Assets Under Management
	($ in Billions)
2021	$ 114
2022	135
2023	222
2024	246
2025	303

Our differentiated operating model unites our investment products and global footprint around a cohesive commercial framework. Our team-oriented culture fosters collaboration and alignment, supports our shared investment themes approach to sourcing and executing deals and leads to attractive returns for our investors. As of December 31, 2025, we employed more than 1,900 people, comprised of approximately 690 investment and operations professionals, in offices across 16 countries, providing us with a substantial global footprint and network. Our investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide pattern recognition. Through multiple decades of experience, we have developed an ecosystem of insight, engagement and collaboration across our platforms and products, which currently include more than 400 active portfolio companies, approximately 300 real estate properties and over 6,400 credit positions, across more than 33 countries.

Our firm consists of six multi-strategy investment platforms: (1) Capital, (2) Growth, (3) Impact, (4) Credit, (5) Real Estate and (6) Market Solutions. Each of our six investment platforms is comprised of a number of products that are complementary to each other and provide our clients with differentiated avenues for capital deployment. Most of our products have raised multiple generations of funds, which we believe highlights the value these products provide to our clients.

	Capital	Growth	Impact	Credit	Real Estate		Market Solutions
Platforms	Focused on large scale, control / co-control and thematic investments	Flexible investing platform focused on rapidly growing businesses	Leading global impact investing platform pursuing societal benefits & financial returns at scale	Diversified solutions across a wide range of credit opportunities	Multi-product, diversified real estate investing platform		Platform focused on leveraging the TPG ecosystem to address market opportunities
	$90.9 billion AUM	**$32.2 billion** AUM	**$31.2 billion** AUM	**$93.1 billion** AUM	**$38.2 billion** AUM		**$17.4 billion** AUM
Products	TPG Capital	TPG Growth	The Rise Funds	TPG Credit Solutions	TREP	TPG AG U.S. Real Estate	TPG GP Solutions
	TPG Healthcare Partners	TPG Tech Adjacencies	TPG Rise Climate	TPG Direct Lending	TRECO	TPG AG Europe Real Estate	TPG NewQuest
	TPG Asia	TPG Life Sciences Innovation	TRC Transition Infrastructure	TPG Asset Based Finance	TRTX	TPG Asia Real Estate	TPG Peppertree
		TPG Emerging Companies Asia	TRC Global South Initiative	TPG CLOs	TAC+	TPG Net Lease	TPG Private Equity Opportunities
		TPG Sports	TPG NEXT	TPG Multi-Asset Credit			

_____

Note: AUM as of December 31, 2025.

Platforms

Platform: Capital

Our Capital platform is focused on large-scale, control-oriented private equity investments. We pursue opportunities across geographies and specialize in sectors where we have developed deep thematic expertise over time. Our Capital platform funds are organized in three primary products: (1) TPG Capital, (2) TPG Healthcare Partners, and (3) TPG Asia.

The following table presents certain data about our Capital platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$91	$44	10	$22	174

Product: TPG Capital

TPG Capital is our North America and Europe-focused private equity investing business, with $58.3 billion in assets under management as of December 31, 2025. TPG Capital employs a sector-driven, highly thematic approach to sourcing and primarily seeks to invest in traditional buyouts, transformational deals such as corporate carve-outs and large-scale growth equity transactions. We invest in market leaders with fundamentally strong business models that are expected to benefit from long-term secular growth trends. We also seek to help our portfolio companies accelerate their growth under our ownership through a variety of operational improvements, such as by leveraging our human capital team to upgrade or enhance our management teams and boards, and by investing in organic and inorganic growth.

Product: TPG Healthcare Partners

We established TPG Healthcare Partners ("THP") in 2019 to pursue healthcare-related investments, primarily in partnership with other TPG funds. THP provides our limited partners with a dedicated healthcare investment platform that touches all areas of healthcare, including providers, payors, pharmaceuticals, medical devices and healthcare technology.

Product: TPG Asia

TPG was one of the first alternative asset management firms to establish a dedicated Asia franchise and began investing in the region in 1994. Currently, TPG Asia focuses on pursuing investments in the Asia-Pacific region, including Australia, India, Korea and Southeast Asia, with $23.1 billion in assets under management as of December 31, 2025. Our distributed regional footprint has provided a foundation for us to pursue highly attractive investing opportunities in the region with both new and existing products and strategies. We invest through a variety of transaction structures, including through partnerships with large corporations and families.

Platform: Growth

Growth is our dedicated growth equity and middle market investing platform. It provides us with a flexible mandate to invest in companies across our core sectors that are earlier in their life cycle, are smaller in size and/or have different profiles than would be considered for our Capital platform. Our Growth funds are organized in five primary products: (1) TPG Growth, (2) TPG Tech Adjacencies, (3) TPG Life Sciences Innovation, (4) TPG Emerging Companies Asia and (5) TPG Sports.

The following table presents certain data about our Growth platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$32	$15	11	$7	76

Product: TPG Growth

TPG Growth is our dedicated growth equity and middle market investing product, with $19.7 billion in assets under management as of December 31, 2025. TPG Growth seeks to make growth buyout and growth equity investments, primarily in North America and India.

Product: TPG Tech Adjacencies

TPG Tech Adjacencies ("TTAD"), with $8.1 billion in assets under management as of December 31, 2025, is a product we developed organically to pursue minority and/or structured investments in internet, software, digital media and other technology sectors. Specifically, TTAD aims to provide flexible capital for founders, employees and early investors seeking liquidity, as well as primary structured equity solutions for companies looking for additional, creative capital for growth.

Product: TPG Digital Media

TPG Digital Media ("TDM") is a flexible source of capital focused on pursuing control equity investments in digital media. TDM seeks to pursue investments in businesses in which we have the opportunity to capitalize on our long history of studying and pursuing content-centric themes.

Product: TPG Life Sciences Innovation

TPG Life Sciences Innovation ("LSI") was launched in 2023 and seeks to invest in the life sciences sector in novel therapeutics as well as digital health, medical devices, diagnostics and tech-enabled services. LSI invests across different therapeutic areas and stages, from company creation to IPO, and leverages TPG's broad experience in the healthcare sector.

Product: TPG Emerging Companies Asia

TPG Emerging Companies Asia ("TECA") is our new lower-to-middle market growth buyout strategy focused on developed markets in the APAC region, primarily Australia, New Zealand, Southeast Asia and South Korea. TECA leverages our 30-year track record in Asia and deep sector specialization to invest in profitable companies benefitting from regional tailwinds. TECA targets control-oriented transactions, while selectively pursing minority investments.

Product: TPG Sports

TPG Sports is our dedicated strategy focused on pursuing investment opportunities in the sports ecosystem. TPG Sports aims to provide strategic primary capital and business building capabilities to operating companies and technology providers serving the sports market, and to invest in sports IP (i.e., leagues, teams, and events).

Platform: Impact

Our multi-fund Impact platform, which we believe is among the largest in the industry, pursues competitive, non-concessionary financial returns while also providing measurable societal benefits at scale, harnessing the diverse skills of a differentiated group of value-add stakeholders including:

• *Y Analytics:* A public benefit organization that is wholly owned by TPG, which functions as TPG's firm-wide responsible investing and impact performance arm, and among other services, provides impact research and rigorous assessment for impact investments.

• *The TPG Rise Global Advisory Board:* A group of investors experienced with driving social and environmental change and financial returns.

• *The TPG Rise Climate Coalition:* A partnership between TPG and 33 leading global enterprises that are investors in TPG Rise Climate, to accelerate the sharing of knowledge, best practices and investment opportunities arising from the energy transition among the group and more broadly across the TPG Impact platform.

We have demonstrated that our impact investments can deliver profit and positive impact in tandem. Our Impact funds are organized in five primary products: (1) The Rise Funds, (2) TPG Rise Climate, (3) TPG Rise Climate Transition Infrastructure, (4) TPG Rise Climate Global South Initiative and (5) TPG NEXT.

The following table presents certain data about our Impact platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$31	$21	9	$10	95

Product: The Rise Funds

The Rise Funds are our dedicated vehicles for investing globally in companies that generate business performance and strong returns alongside a demonstrable and significant positive societal impact, with $9.4 billion in assets under management as of December 31, 2025. The Rise Funds' core areas of focus include climate and conservation, education, financial inclusion, food and agriculture, healthcare and impact services.

Product: TPG Rise Climate

Launched in 2021, TPG Rise Climate ("Rise Climate") is our dedicated climate private equity impact investing product, which has raised $16.0 billion in total commitments. Rise Climate applies TPG's private equity capabilities to pursue climate-related investments in thematic areas including clean electrons, clean molecules and materials and adaptive solutions, all without sacrificing our focus on financial returns. Rise Climate has a global focus and invests opportunistically across buyouts and carve-outs and growth equity transactions.

Product: TPG Rise Climate Transition Infrastructure

TPG Rise Climate Transition Infrastructure ("Rise Climate TI") is our newly formed product focused on investing in infrastructure businesses and assets that we believe have or will have positive climate impact. Rise Climate TI pursues climate-related investments in thematic areas including clean electrons, clean molecules and materials, and adaptive solutions, seeking to capture return opportunities between core infrastructure and private equity within the energy transition, green mobility, negative emissions and sustainable fuels sectors.

Product: TPG Rise Climate Global South Initiative

TPG Rise Climate Global South Initiative ("GSI") is our sidecar product to TPG Rise Climate and a dedicated pool of capital focused on climate-related investments in countries that are not members of the Organisation for Economic Co-operation and Development (the "OECD," and such non-OECD countries, collectively, the "Global South"). GSI is an expansion of Rise Climate's strategy and seeks to direct large-scale capital towards ready-to-scale climate solutions to catalyze their adoption by the Global South, in countries where TPG has an existing footprint and investment track record.

Product: TPG NEXT

TPG NEXT provides strategic minority capital and custom operational support to help emerging managers establish, build and scale their firms. TPG announced the launch of the inaugural TPG NEXT fund in 2022 to use the power of TPG's platform—including its capital, network and 30-plus year track record of business building—to accelerate the growth and de-risk the success of the next generation of alternative investment managers. Firms that partner with TPG NEXT gain access to TPG's network, operational and investment capabilities, and ecosystem to support strategic business building and expansion.

Platform: Credit

TPG's alternative credit products (collectively referred to as "Credit") are: (1) TPG Credit Solutions, (2) TPG Direct lending, (3) TPG Asset Based Finance, (4) TPG CLOs and (5) TPG Multi-Asset Credit. Credit's capabilities span private and tradable credit across corporate and asset-backed markets.

The following table presents certain data about our Credit platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$93	$53	90	$18	167

Product: TPG Credit Solutions

TPG Credit Solutions, with $21.4 billion in assets under management as of December 31, 2025, invests in stressed, distressed and special situation corporate credit opportunities, primarily in North America and Europe, and can dynamically pivot between the public and private markets. TPG Credit Solutions employs what we believe to be a differentiated, solutions-based approach that is capable of being executed in any market environment. TPG Credit Solutions seeks to align with companies, financial sponsors and business owners and to use its structuring skill and flexible capital base to create bespoke, bilaterally-negotiated financing transactions that help resolve complex and idiosyncratic financial challenges. TPG Credit Solutions funds may also opportunistically invest in securities acquired at what the investment team believes are discounted prices relative to their intrinsic value and offer the potential for contractual income and/or price appreciation. TPG Credit Solutions invests through the Credit Solutions, Essential Housing and Hybrid Solutions closed-end funds, as well as the Corporate Credit Opportunities open-ended fund.

Product: TPG Direct Lending

TPG Direct Lending focuses on sourcing, underwriting and actively managing a diversified portfolio of lower middle market, senior secured loans, including revolvers and first lien debt, and seeks to deliver stable and attractive returns while minimizing volatility and protecting the downside. As a direct lender to private equity backed lower middle market companies primarily with $25.0 million of EBITDA or less, the product focuses on sourcing differentiated opportunities from our long-standing and diverse set of sponsor relationships. TPG Direct Lending includes the TPG AG Middle Market Direct Lending ("MMDL") closed-end fund series and evergreen vehicle, separately managed accounts ("SMAs"), TPG Advantage Direct Lending ("ADL"), as well as a public, non-traded business development company ("BDC"), TPG Twin Brook Capital Income Fund ("TCAP"). As of December 31, 2025, TPG Direct Lending had $32.0 billion in assets under management.

Product: TPG Asset Based Finance

TPG Asset Based Finance focuses on investment-grade asset-based finance and direct lending, with opportunities to expand through additional strategies over time. TPG Asset Based Finance invests through a variety of vehicles including the Mortgage Value Partners Fund open-ended hedge fund, the Asset Based Credit closed-end fund series and evergreen vehicle, SMAs and TPG Mortgage Investment Trust, Inc. (NYSE: MITT) ("MITT"), which is an externally managed, publicly traded residential mortgage real estate investment trust. As of December 31, 2025, TPG Asset Based Finance had $28.2 billion in assets under management.

Product: TPG CLOs

TPG CLOs, with $8.5 billion in assets under management as of December 31, 2025, invests predominantly in non-investment grade senior secured bank loans. TPG CLOs investment team comprises of members in both New York and London. The U.S. CLOs invests in U.S. dollar-denominated broadly syndicated loans, and the European CLOs invests in Euro-denominated loans and secured bonds. Our global platform allows us to provide our investors with diversification across industries and geographies as we construct well diversified, liquid portfolios that are actively traded. In addition to TPG CLOs, the platform also manages bespoke performing credit vehicles and commingled closed end collateralized loan obligation ("CLO") funds.

Product: TPG Multi-Asset Credit

TPG Multi-Asset Credit, with $3.0 billion in assets under management as of December 31, 2025, invests across the breadth of Credit, with a geographic focus in the United States and Western Europe. TPG Multi-Asset Credit offers actively managed co-mingled funds, including the Super Fund, which changed its name to Dynamic Credit Income Fund, effective January 1, 2026, in addition to bespoke vehicles and various multi-strategy credit funds-of-one. These funds invest in public and private investment opportunities sourced from across Credit, as well as arbitrage strategies, including convertible arbitrage and merger arbitrage. TPG Multi-Asset Credit funds invest in, among other products, corporate loans and bonds, residential, consumer and asset-based loans and securities, hybrid instruments and derivative securities, including currency and interest rate hedges.

Platform: Real Estate

We established our real estate investing practice in 2009 to pursue real estate investments systematically and at significant scale. TPG's real estate products (collectively referred to as "Real Estate") are (1) TPG Real Estate Partners, (2) TPG Real Estate Thematic Advantage Core-Plus, (3) TPG AG U.S. Real Estate, (4) TPG AG Europe Real Estate, (5) TPG Asia Real Estate, (6) TPG Net Lease, (7) TPG RE Finance Trust, Inc. and (8) TPG Real Estate Credit Opportunities. TPG Real Estate products in the United States, Asia and Europe primarily focus on the acquisition of equity interests of underperforming and undervalued assets, where we can employ our opportunistic and value-add strategies to improve performance. We believe Real Estate's extensive and proprietary network of operating partners across each of the regions where we operate positions us to effectively identify inefficiencies and source opportunities on an off-market basis. TPG Net Lease primarily invests in single tenant commercial real estate acquired in simultaneous sale-leaseback transactions.

The following table presents certain data about our Real Estate platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$38	$26	34	$12	134

Product: TPG Real Estate Partners

TPG Real Estate Partners ("TREP"), with $11.2 billion in assets under management as of December 31, 2025, focuses on acquiring and building platforms, which we believe creates more efficient operating structures and ultimately results in scaled investments that may trade at premium entity-level pricing in excess of the net asset value of individual properties. TREP utilizes a distinct theme-based strategy for sourcing and executing proprietary investments and, over time, many of these themes have aligned with TPG's broader thematic sector expertise, particularly those pertaining to the healthcare and technology sectors.

Product: TPG Real Estate Thematic Advantage Core-Plus

TPG Real Estate Thematic Advantage Core-Plus ("TAC+"), with $2.4 billion in assets under management as of December 31, 2025, is an extension of our opportunistic real estate investment program. TAC+ targets investments in stabilized (or near stabilized) high-quality real estate, particularly in thematic sectors where we have gained significant experience and conviction. The investment strategy is designed to enhance traditional core-plus objectives of capital preservation and reliable current income generation by applying our differentiated thematic approach, strategy and skillset.

Product: TPG AG U.S. Real Estate

TPG AG U.S. Real Estate, with $5.7 billion in assets under management as of December 31, 2025, manages assets across various product sectors and has been active in many of the major U.S. real estate markets. TPG AG U.S. Real Estate focuses on purchasing what we believe to be underperforming and undervalued real estate assets, where we then execute an active asset management strategy to reposition and stabilize the properties. TPG AG U.S. Real Estate is diversified across property sectors, with a thematic portfolio construction focused on rental residential, industrial, self-storage, life science, student housing and medical office, among other sectors.

Product: TPG AG Europe Real Estate

TPG AG Europe Real Estate, with $5.3 billion in assets under management as of December 31, 2025, manages assets across Europe, with investments primarily located in major cities in Western Europe and the United Kingdom. TPG AG Europe Real Estate focuses on sub-performing and distressed real estate assets. The TPG AG Europe Real Estate portfolio includes industrial, residential, office, hotel, retail, student housing, self-storage and other asset types.

Product: TPG Asia Real Estate

TPG Asia Real Estate, with $5.4 billion in assets under management as of December 31, 2025, manages assets across Asia, with investments primarily in Japan, South Korea, Hong Kong, China and Singapore. TPG Asia Real Estate focuses on capitalizing on opportunistic investments primarily created through situations such as a lack of real estate expertise, illiquidity or distress. The TPG Asia Real Estate portfolio includes office, industrial, residential, hotel, retail, life science and other asset types.

Product: TPG Net Lease

TPG Net Lease, with $1.7 billion in assets under management as of December 31, 2025, focuses on single tenant commercial real estate, generally leased to non-investment grade tenants, largely acquired in simultaneous sale-leaseback transactions. TPG Net Lease primarily purchases existing facilities that are integral to the ongoing operations of the tenants, such as a company's manufacturing plant or distribution centers. TPG Net Lease manages assets primarily located within the United States, with certain assets in the United Kingdom, Western Europe, Canada and Mexico.

Product: Real Estate Credit

TPG RE Finance Trust, Inc.

TPG RE Finance Trust, Inc. (NYSE: TRTX) ("TRTX") is externally managed by an affiliate of TPG and directly originates, acquires and manages commercial mortgage loans and other commercial real estate-related debt instruments in North America for its balance sheet. The platform's objective is to provide attractive risk-adjusted returns to its stockholders over time through cash distributions. As of December 31, 2025, the TRTX loan investment portfolio consisted of 50 first mortgage loans (or interests therein) and total loan commitments of $4.3 billion.

TPG Real Estate Credit Opportunities

TPG Real Estate Credit Opportunities ("TRECO"), which was established in 2023, is our opportunistic, real estate credit strategy targeting risk-adjusted returns through investments primarily in real estate-related high-yield senior and subordinate loans and securities. TRECO focuses on select sectors and geographies where we have distinct expertise informed by our longstanding practice around theme development. The fund has a flexible mandate and seeks to invest opportunistically across the credit spectrum.

Platform: Market Solutions

Our Market Solutions platform leverages the broader TPG ecosystem to create differentiated products in order to address specific market opportunities.

The following table presents certain data about our Market Solutions platform as of December 31, 2025 (dollars in billions):

AUM	Fee-earning AUM	Active Funds	Available Capital	Investment Professionals
$17	$11	17	$3	41

Product: GP-led Secondaries

Our private markets solutions business provides single asset solutions to private asset owners, typically through continuation vehicles, funds or underlying third-party investment managers who will continue to control such assets in which the funds invest. Our private markets solutions business is organized into two businesses: (1) NewQuest and (2) TPG GP Solutions ("TGS").

NewQuest Capital

NewQuest seeks to acquire private equity positions on a secondary basis in underlying portfolio companies whose businesses are substantially based in the Asia Pacific region. With $3.2 billion in assets under management as of December 31, 2025, NewQuest is principally focused on complex secondary transactions.

TPG GP Solutions

Established in 2021, TGS was created to invest in high-quality, stable private equity assets, which are principally based in North America and Europe, in partnership with third-party general partners. With $3.4 billion in assets under management as of December 31, 2025, TGS brings a primary private equity approach to the general partner-led secondaries market that leverages the TGS team's deep investing experience and the insights and expertise of the broader TPG ecosystem.

Product: TPG Private Equity Opportunities

TPG Private Equity Opportunities ("T-POP") seeks to create an attractive and diversified portfolio of private equity assets primarily through making direct co-investments in transactions executed by TPG's private equity strategies. Structured as a perpetual investment solution, T-POP is expected to accept fully funded subscriptions monthly and aims to provide limited partners a liquidity option by means of a quarterly redemption program. T-POP launched in June 2025 and as of December 31, 2025, had $1.4 billion in assets under management.

Product: TPG Peppertree

Peppertree was formed in 2004 and acquired by TPG in July 2025. TPG Peppertree specializes in investing in wireless communication towers within the digital infrastructure space. With $8.0 billion in assets under management as of December 31, 2025, TPG Peppertree has made more than 180 investments through ten flagship funds, supporting the construction and acquisition of more than 11,000 wireless communication infrastructure assets.

Product: Capital Markets

Our dedicated capital markets group centralizes our in-house debt and equity advisory expertise and optimizes capital solutions for our investment professionals and portfolio companies. Primary activities include:

• *Debt Capital Markets:* (i) Structure and execute new deal and acquisition financings across leveraged loans, high yield bonds and mezzanine debt (privately placed and syndicated) and (ii) manage capital structures on an ongoing basis, including re-financings, re-pricings, hedging, amendments and extensions and other services.

• *Equity Capital Markets:* (i) Act as lead advisor and underwriter on capital raises and the monetization of our ownership stakes in the public equity markets, including initial public offerings, follow-on offerings, equity-linked products and subsequent realizations and (ii) provide dual-track and structured equity solutions advisory, among other services.

Through our capital markets activities, we generate underwriting, placement, arrangement, structuring and advisory fee revenue. During the years ended December 31, 2025 and 2024, our capital markets business drove $309.7 million and $203.3 million in transaction revenue, respectively. We believe that the high margin profile of our business coupled with our consistent ability to deliver superior financing outcomes drives significant value to our portfolio companies and our stockholders.

Organizational Structure

The following diagram provides a simplified illustration of our organizational structure as of December 31, 2025. Certain entities depicted below may be held through intervening entities not shown in the diagram.


TPG Partners / TPG Partner Vehicles / GP LLC[1]
Public Shareholders
Certain Other Holders[2]
Voting and Nonvoting Class A Common Stock
Class A and Class B Common Stock
TPG Inc. (NASDAQ: TPG)
Wholly-Owned Subsidiaries
Common and Promote Units
Common Units
Common Units
TPG Operating Group

(1) Until the Sunset, GP LLC controls the vote of 100% of the shares of Class B common stock outstanding.

(2) Includes certain pre-IPO investors, Angelo Gordon parties and Peppertree parties.

Responsible Investing at TPG

We seek to integrate material sustainability factors into our investment decision-making processes and operating philosophy where we believe these efforts will contribute to investment return through value creation and risk mitigation, helping to drive long-term value for our investors and shareholders in accordance with our fiduciary duties. Y Analytics, a TPG affiliate, supports TPG by providing leadership and support to our investment professionals on sustainability topics throughout the investment lifecycle. The approach is customized to particular strategies and investment opportunities, as applicable, and as risks and opportunities may differ by strategy or investment. The extent to which material sustainability factors are taken into account will vary by platform, strategy and other relevant factors and in some cases may be limited due to, among other considerations, the nature of the investments, access to information and the ability to influence sustainability-related outcomes at investee companies. We do not apply categorical industry or other investment restrictions across our strategies, nor do we apply universal sustainability targets or mandates across our investments or portfolio companies.

Human Capital Resources

The quality of our investments and our ability to build great companies depends on the caliber of our people. Our people are one of our core strengths and principal reasons for our success. They are the key to our culture of integrity, innovation and collaboration. We aim to foster a welcoming and inclusive work environment with opportunities for growth and development to attract and retain a high-performing team. As of December 31, 2025, we have over 1,900 full-time employees, comprised of approximately 690 investment and operations professionals, over 1,000 non-investment and fundraising professionals, and more than 200 support staff, located in offices across Asia-Pacific, Europe, the Middle East and North America.

Talent Development and Retention

We believe our culture, the breadth of our platforms and our track record for strong investment performance help us attract, develop and retain the best talent in our industry. We regularly review and evaluate our internal processes for ways to improve employee engagement, productivity and efficiency.

Recognizing that feedback is critical to driving career development and growth, as well as overall employee engagement, we have developed a robust feedback framework, which includes opportunities for all employees to both provide and receive feedback through our annual 360-degree review process. In addition, our employees set goals at the beginning of the year in partnership with their managers and receive feedback throughout the year. Our annual review process is a competency-based assessment, including "core" competencies that are consistent across the firm regardless of function or title. These competencies are aligned with the firm's values and are attributes that we believe are important to the success of all employees.

Our year-end 360-degree review process is designed to encourage feedback from employees of all levels and includes a self-assessment, which summarizes key accomplishments, development areas and status of the goals set earlier in the year. All employees measure themselves and their colleagues based on firmwide and business-unit specific competencies, which are customized by function and level. In addition, select employees receive a Manager Effectiveness evaluation, which measures managers on key attributes of effective management and leadership skills. We offer training and resources at each stage of the process to help ensure that employees have productive, thoughtful and candid performance conversations.

In order to invest in our people and to foster community, we continue to expand our employee and manager training programs, as described in detail under "—Learning Initiatives" below.

Learning Initiatives

Employee Development: We have instituted various "learning initiatives" as a part of our commitment to invest in the development of our employees. These learning initiatives focus on a variety of areas, including culture, functional and technical knowledge, inclusivity, leadership and management and professional growth. We have tailored learning initiatives for our new employees to facilitate their integration into the firm and for their continued career growth at the firm.

In addition to our learning initiatives, we provide our employees access to e-learning resources that have been curated based on our analysis of performance review data. These curated learning paths align with our internal performance management competencies. In furtherance of our goal of developing an inclusive workforce, over the past few years we have held firmwide training on various topics that support our culture of integrity and collaboration. All employees have access to online trainings throughout the year.

We believe that external learning opportunities also benefit our employees and foster our culture of continuous learning. We offer our employees a learning reimbursement stipend to encourage them to apply for certifications and attend classes or conferences related to their role to further their professional growth.

We believe our culture of apprenticeship also helps to ensure our employees feel connected to the greater firm as they learn, grow and develop by partnering with their colleagues. For example, through Jump Start, one of our formal mentoring programs, our junior employees are matched with a mentor and senior sponsor to create opportunities for connectivity and personal development.

Manager Training: We also believe it is important to invest in our managers to strengthen the firm and provide a positive experience for our employees. In order to develop strong managers, we have equipped them with new resources, virtual and classroom trainings and communication mechanisms to help guide feedback and professional growth conversations. We have dedicated programming for managers and the next generation of leaders globally to help them continue to refine their leadership style and preserve our culture of apprenticeship and inclusive leadership.

Engagement

We believe that the quality of our investments and our ability to build great companies—including our own—depend on the originality of our insights, which is supported by having an inclusive workforce, representing a wide range of backgrounds and perspectives.

We strive to ensure that inclusion is embedded in the key pillars of our firm's talent strategy, including recruiting, employee retention and employee development. From a recruiting perspective, we have enhanced our collaborations with key external organizations to diversify our sourcing and networks as we seek to hire and retain the most qualified and outstanding candidates from a wide variety of backgrounds.

We have six employee affinity groups that help us cultivate and retain an inclusive community and workforce. These affinity groups are volunteer-led by our employees and open to everyone at the firm. Additionally, we have two interest forums focused on parents and disabilities. Partner-sponsored initiatives, such as our Associate Mentoring Program, employee affinity group programming and our Impact through Inclusion content, are critical ways for us to create an inclusive employee experience. We seek to ensure that all employee careers are proactively managed and that employees are offered opportunities for development.

Health and Wellness

We are committed to the health, safety and wellness of our people and offer comprehensive health and welfare benefit plans and retirement offerings as well as a variety of wellness benefits. These include healthcare and life and disability insurance benefits, paid time-off, family leave and family planning resources.

We care deeply about the overall emotional well-being of our employees. We offer employee well-being programs designed to meet the diverse needs of our employee population, including access to mental health support through our medical plan, access to an online mental wellness platform and learning resources that teach methods to mitigate burn out, focus on self-care and increase productivity.

Compensation and Benefits

We believe that we provide a competitive compensation, benefits and total rewards framework to support the performance of the firm as a whole and each individual's contributions to the firm. We believe that our compensation and incentive programs support our culture and long-term strategic business objectives while mitigating excessive risk-taking. Our programs are designed to recruit, incentivize and retain top talent and to promote a culture of performance and meritocracy. We believe that our performance-based incentive compensation structure helps to ensure that our people's interests align with the interests of our shareholders and other stakeholders, which include alignment with the firm's financial performance and goals.

Compensation generally is comprised of a base salary (or hourly rate) and a discretionary annual incentive that is determined based on a number of performance considerations, including firm, platform, product, department and individual performance.

To further align the interests of our people with stakeholders and to cultivate a strong sense of ownership and commitment to our firm, certain employees also are eligible to receive equity awards and/or participate in other long-term incentive programs. Additionally, certain of our people are eligible to make co-investments in or alongside our funds and other vehicles we manage.

Senior Advisors and Other Advisors and Consultants

To complement the expertise of our people, we also engage senior advisors and other advisors and consultants. While these individuals are not employed by us, they provide us with additional operational and strategic insight. The responsibilities of senior advisors and other advisors and consultants include serving on the boards of our portfolio companies, assisting us in sourcing and evaluating individual investment opportunities and assisting portfolio companies with operational matters. These individuals include current and former chief executive officers, chief financial officers and chairpersons of major corporations, and others holding leading positions of corporations and agencies worldwide.

Community

We strive to invest in our local communities and engage our people and other stakeholders in making a meaningful impact, whether through charitable donations or volunteer time. The firm hosts a wide range of volunteering opportunities, including serving meals at local shelters, mentoring local students and building and coordinating delivery of care packages to U.S. troops. Additionally, we participate in corporate sponsorships and partnerships and offer a donation matching program.

Investment Process

We maintain a rigorous investment process and a comprehensive due diligence approach across all of our platforms. We have developed policies and procedures that govern the investment practices of our funds. Moreover, individual funds can be subject to certain investment requirements and limitations, including the types of assets in which the fund can invest, the amount that can be invested in any one company, the geographic regions in which the fund will invest and potential conflicts of interest that may arise from investing activities. Our investment professionals are familiar with our investment policies and procedures and the investment criteria applicable to the funds they manage, and these limitations have generally not negatively impacted our ability to invest our funds. Additionally, our investment professionals frequently interact across our platforms on a formal and informal basis. We have in place certain procedures to allocate investment opportunities among our funds in a way that complies with our duties as managers of the applicable funds and that we believe is equitable, fair and in the best interests of the applicable funds.

Our investment professionals are actively involved in the investment process. Generally, they directly or indirectly lead with identifying, evaluating, structuring, performing diligence, conveying terms, executing, monitoring and exiting investments. We strive to be creative and look for deals in which we can leverage our competitive advantages and sector and geographical experience. Our investment professionals perform significant research into each prospective investment, including, based on the type of investment, a review of the prospective investment's performance, projection, market position, capital structure, financial statements, comparisons of other public and private companies and comparative transactions and relevant industry and market data. For our private equity investments, the due diligence effort also typically includes on-site visits, interviews and meetings with management, research, evaluation and analyses related to the potential investment's industry, markets, products and services and competitive positioning, and background checks of the management team.

For our businesses with an investment review committee, our investment professionals submit investment opportunities and analysis for review and consideration. The investment review committees are generally comprised of senior leaders and investment professionals of the applicable platform, and in many cases, senior leaders of the firm. The process involves detailed review of the transaction and investment thesis, business, risk factors and diligence issues, as well as financial models. Considerations involved when evaluating an investment may include, depending on the nature of the investing business and its strategy, the quality, market position and growth potential of the target company or asset in which the fund proposes to invest, the quality and reputation of the target company's management team, the sale process for such target company or asset, likely exit strategies and factors that could reduce the value of the target company or asset at exit, the target company or asset's size and sensitivity to cash flow generation, the portfolio fit and macroeconomic trends in the relevant geographic region or industry.

After discussing the proposed deal with the deal team, the applicable investment review committee will decide whether to give its preliminary approval to the deal team to continue evaluating and performing diligence on such potential investments and will direct the team on conveying necessary terms. The applicable investment review committee may conduct several meetings to consider a particular deal. Both at such meetings and in other discussions with the deal team, the applicable investment review committee will direct our investment professionals on terms, strategy, process and other important considerations.

Existing investments are reviewed and monitored on a regular basis by investment professionals and with routine investment performance reporting to senior leaders of the applicable platforms. In addition, where applicable, our investment professionals and portfolio operations teams work directly with our portfolio company senior executives to identify opportunities to drive operational efficiencies and growth. Our investment professionals are also responsible for making recommendations with respect to when and how to exit an investment to maximize value for our investors.

Structure and Operation of Our Funds

Structure and Management of Investment Vehicles

We manage most of our funds primarily by organizing a limited partnership or other limited liability entity to serve as the general partner of a limited partnership (a fund) organized by us to accept investors' commitments. Investors in our funds generally make commitments to provide capital at the outset of a fund and deliver capital when called by us as investment opportunities become available. We determine the amount of initial capital commitments for such funds by taking into account current market opportunities and conditions, as well as investor expectations. We and our affiliates can also make commitments to our funds that generally are less than 5% of the fund's total limited partner capital commitments. Fund commitments are generally available for investment and other fund purposes during what we call the investment period or commitment period, which typically runs six or fewer years for each fund. After that time, commitments may be used for follow-on investments and other fund purposes. In the case of our separately managed accounts, the investor, rather than we, generally controls the investment vehicle that holds or has custody of the investments we advise the vehicle to make. For most of our private equity and certain other funds, as each investment is realized, these funds first return the capital related to that investment, any previously realized or written down investments and certain fund expenses to fund investors and the general partner. The general partners of these funds are then generally entitled to a performance allocation of 20% of the remaining profits, subject to preferred returns or high watermarks, where applicable. The general partners of our Credit funds and certain Real Estate funds are generally entitled to a performance allocation of up to 20% after a catch-up allocation, subject to preferred returns or high watermarks, where applicable. Certain funds may make distributions to the general partner to provide the general partner with cash sufficient to pay applicable federal, state and local tax liabilities to the extent distributions from such funds for the relevant year were otherwise insufficient to cover such tax liabilities.

Our private investment funds typically have a term of six to ten years or more, subject to the potential for extensions with investor consent. Dissolution of certain of those funds may be accelerated upon a vote of investors (often 75% in interest, with a simple majority sufficing for some funds) not affiliated with us and terminated upon the occurrence of certain other specified events. Ownership interests in most of our private funds are not, however, subject to redemption prior to termination of the funds. Some of our private investment funds are open-ended funds, where the investor's capital may be fully funded on or shortly after the investor's subscription date and cash proceeds resulting from the disposition of investments can be reinvested, subject to certain limitations and limited investor withdrawal rights. T-POP is structured as a perpetual-life vehicle, which accepts fully funded subscriptions monthly and aims to provide investors with a liquidity option by means of a quarterly redemption program.

In general, each fund that is a limited partnership has a general partner that is responsible for the management and operation of the fund's affairs and makes all policy and investment decisions relating to the fund's activities. The general partner is responsible for all decisions concerning the day-to-day management and operations of the fund and relies upon the fund's investment manager to implement such decisions pursuant to a management (or similar) agreement. Generally, the limited partners of our funds take no part in the conduct or control of such funds, have no right or authority to act for or bind such funds and have no influence over the voting or disposition of the securities or other assets held by such funds, although such limited partners may vote on certain partnership matters, including certain amendments to the partnership agreement or early liquidation of the partnership. In addition, in the event certain "key persons" do not devote the requisite time and attention, then the governing agreements of many of our funds generally allow the investors of those funds to, among other things, remove the general partner, withdraw their capital prior to expiration of the applicable lock-up date, suspend or terminate the commitment period and/or dissolve the fund. Certain of those events may happen upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, whereas others may happen automatically absent a limited partner vote to waive the event. In addition, our funds generally have the ability to terminate their agreements with the relevant management companies for any reason. Most of our funds also have an advisory committee, comprising representatives of certain limited partners, which may consider or waive conflicts of interest or other restrictions in the partnership agreement or otherwise consult with the general partner on certain partnership matters.

Several funds are structured as corporate or non-partnership entities under applicable law. Two of the vehicles that we manage, TRTX and MITT, are publicly traded corporations. We also manage TCAP, a business development company. None of TRTX, MITT or TCAP has redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law (including distribution requirements that must be met to maintain real estate investment trust ("REIT") or regulated investment company ("RIC") status, as applicable). T-POP is a limited partnership structured as a private fund exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the "Investment Company Act").

Our funds are each generally advised by a TPG entity serving as investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Our investment advisers are generally entitled to a management fee from each investment fund for which they serve as investment advisers. For a discussion of the management fee to which our investment advisers are entitled, see "—Incentive Arrangements and Fee Structure" below. Investment funds themselves typically do not register as investment companies under the Investment Company Act, in reliance on Section 3(c) or Section 7(d) thereof. Section 3(c)(7) of the Investment Company Act exempts from the Investment Company Act's registration requirements investment funds whose securities are owned exclusively by persons that, at the time of acquisition of such securities, are "qualified purchasers" as defined under the Investment Company Act and purchase their interests in a private placement. Section 3(c)(1) of the Investment Company Act exempts from the Investment Company Act's registration requirements investment funds whose securities are beneficially owned by not more than 100 persons that purchase their interests in a private placement. In addition, under certain current Securities and Exchange Commission ("SEC") interpretations, Section 7(d) of the Investment Company Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement. Certain of our investment funds, however, rely on other exemptions from the Investment Company Act or register as investment companies or business development companies under the Investment Company Act.

Incentive Arrangements and Fee Structure

Management Fees

A fund's investment adviser generally receives a management fee based on a percentage of the fund's capital commitments, or the fund's invested capital, funded commitments, cost of investments or Net Asset Value ("NAV"), depending on the fund's terms and stage in its lifecycle. Management fees are payable on a regular basis, typically quarterly or semi-annually, in the contractually prescribed amounts over the life of the fund. Depending on the base on which management fees are calculated, negative performance of one or more investments in a fund may reduce the total management fee paid for the relevant period, but not the fee rate. We also provide investment management services to certain funds in which we earn management fees and incentive fees based on their equity value and core earnings, subject to preferred returns or high watermarks, where applicable. Management fees may also be offset by the investment advisers' receipt of transaction, monitoring or other fees, as described in more detail under "Transaction, Monitoring and Other Fees" below. Management fees received are generally not subject to clawback.

Transaction, Monitoring and Other Fees

The investment advisers to certain of our funds, or other affiliated entities, may receive special fees, including transaction, monitoring and other fees, when, for example, they provide capital structuring or other advice to our portfolio companies, generally in connection with debt and equity arrangements and underwriting and placement services. Monitoring fees are paid when the investment adviser provides a portfolio company monitoring services. In some cases, transaction, monitoring or other similar fees will offset the management fee received by the applicable fund.

Performance Allocations

As part of its partnership interest in a fund and, in addition to a return on its capital interest in a fund, the general partner or an affiliate is typically entitled to receive performance allocations from a fund. Generally, this means that the general partner's partnership interest in the fund will entitle it to a share of the fund's net profits. Performance allocations have historically accounted for a significant portion of the income we realize from our fund general partnership interests.

Performance allocations are generally calculated on a realized basis, and each general partner (or affiliate) is typically entitled to an allocation of up to 20% of the net realized profits (also taking into account, among other things, unrealized losses) generated by such fund. Net realized income or loss is not netted between or among funds.

Performance allocations are subject to limited partner preferred returns or high watermarks, where applicable, and subject to a catch-up allocation to the general partner. Generally, if at the termination of a fund (and in some cases at interim points in the life of a fund), the general partner received distributions of performance allocations over the life of the fund in excess of its allocable share under the applicable partnership agreement, the general partner will be obligated to repay an amount equal to the extent the previously distributed performance allocations exceeded its allocable share. This is known as a "clawback" obligation. To the extent we are required to fulfill a clawback obligation, we may decrease the amount of our dividends to our stockholders. The clawback obligation operates with respect to a given fund's own net investment performance only, and performance allocations of other funds are not netted for determining this contingent obligation. Moreover, the governing agreements of most of our funds generally provide a guarantee of clawback obligations to fund investors from the TPG Operating Group (directly or indirectly) although we retain the right to pursue any remedies that we have against performance allocation distributees who do not return to us such distributions. We have recorded a contingent repayment obligation of $7.9 million as of December 31, 2025, equal to the amount that would be due if the various funds were liquidated at their current carrying value.

Certain funds may make distributions to their partners, including the general partner, to provide them with cash sufficient to pay applicable federal, state and local tax liabilities attributable to the fund's income that is allocable to them. These distributions are referred to as tax distributions and to the extent received by a fund's general partner are not subject to clawback.

For additional information concerning the clawback obligations we could face, see "Item 1A.—Risk Factors—Risks Related to Our Business—The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors."

Capital Invested in and Alongside Our Funds

To further align our interests with those of our funds' investors, we and our professionals have invested our own capital in and alongside the funds we sponsor and manage. Minimum general partner capital commitments to our funds are determined separately with respect to each fund. We may, from time to time, invest in excess of contractually required minimums and/or exercise our right to purchase additional interests in our funds that become available in the ordinary course of their operations. Our general partner capital commitments are funded with cash and not with performance allocations or deferral of management fees. In addition, certain qualified professionals are required and/or permitted, subject to certain restrictions, to invest in or alongside the funds we sponsor and manage. Fees assessed on such investments by our professionals may be eliminated or substantially reduced.

Investors in many of our funds, as well as certain other investors, may have the opportunity to co-invest alongside our funds. Co-investments are investments in portfolio companies or other fund assets generally on the same terms and conditions as those to which the applicable fund is subject.

Competition

We compete with other alternative asset management firms, as well as global banking institutions and other types of financial institutions, for people, investors and investment opportunities. Generally, our competition varies across platforms, geographies and financial markets. We compete for outside investors based on a variety of factors, including investment performance, transaction execution skills, the quality of services provided to investors, access to and retention of qualified professionals, reputation and brand recognition, business relationships, depth of our product offering and the level of fees and expenses charged for services. We believe that competition for investment opportunities varies across platforms but is generally based on industry expertise and potential for value-add pricing, terms, the structure of a proposed investment and certainty of execution.

In addition to these traditional competitors within the global alternative asset management industry, we also face competition from local and regional firms, financial institutions and sovereign wealth funds in the various countries in which we invest. In certain emerging markets, local firms may have more established relationships with the companies in which we are attempting to invest. In addition, large institutional investors and sovereign wealth funds have begun to develop their own in-house investment capabilities and may compete against us for investment opportunities.

Legal and Compliance

Our legal and compliance team includes approximately 90 attorneys, compliance professionals and paralegals. In addition to supporting our corporate functions, the legal team supports our investment team across all investments made by us on behalf of our clients and investors. The compliance team is responsible for overseeing and enforcing our policies and procedures relating to compliance with securities laws and related rules and regulations and our code of ethics, as well as the compliance policies and procedures and laws and regulations that apply to our non-U.S. subsidiaries and operations.

Regulation and Compliance

Our businesses, as well as the financial services industry generally, are subject to extensive regulation in the United States and elsewhere. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of business activity involved. We, in conjunction with our outside advisors and counsel, seek to manage our business and operations in compliance with such regulation and supervision. The regulatory and legal requirements that apply to our activities are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Our businesses have operated for many years within a legal framework that requires us to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly or indirectly affect our mode of operation and profitability. Each of the regulatory bodies with jurisdiction over us, and our portfolio companies and investments, has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Any failure to comply with these rules and regulations could expose us to liability or reputational damage.

Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, and education and training for our people. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, personal securities trading, anti-bribery, valuation of investments, document retention, potential conflicts of interest and the allocation of investment opportunities.

Although we have placed certain businesses behind permanent information barriers, we generally allow for information to flow freely among many of our other investment platforms. In an effort to manage possible risks relating to the receipt of material, non-public information and our decision not to implement information barriers among many investment platforms, we maintain a list of issuers applicable to each side of the information barrier for which we have access to material, non-public information and in whose securities the funds, accounts and investment professionals on that side of the information barrier are not permitted to trade. We could in the future decide that it is advisable to adjust or fully remove the information barrier, which could result in restrictions on our ability to buy or sell securities. We could also in the future establish additional permanent or temporary information barriers, particularly as our business expands and diversifies. In the event we establish additional information barriers, synergies across our businesses will be further reduced.

United States

Regulation as an Investment Adviser

Certain of our subsidiaries are registered with the SEC as investment advisers under the Advisers Act, including TPG Global Advisors, LLC, TPG Capital Advisors, LLC, TPG Real Estate Advisors, LLC, TPG RE Finance Trust Management, L.P., TPG Solutions Advisors, LLC, Angelo, Gordon & Co., L.P., AGTB Fund Manager, LLC, PCM Management Advisor, LLC and the subsidiaries or other affiliates that are relying advisers and rely on umbrella registration to be registered as investment advisers with the SEC. All of our SEC-registered investment advisers are subject to the requirements and regulations of the Advisers Act that include anti-fraud provisions, upholding fiduciary duties to advisory clients, maintaining an effective compliance program, managing conflicts of interest and record-keeping, reporting and disclosure requirements. In addition, our registered investment advisers are subject to routine periodic and other examinations by the staff of the SEC. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities if it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

Regulation Under the Investment Company Act

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that either TPG Inc. or the TPG Operating Group is an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act. Further, a majority of the TPG Operating Group's assets consist of indirect ownership interests in the general partners or managing members of the funds we sponsor. We believe these interests in the general partners or managing members are not investment securities. The TPG Operating Group also holds minority interests in certain operating subsidiaries that are consolidated on the TPG Operating Group's financial statements as "variable interest entities." See Note 10, "Variable Interest Entities," to the Consolidated Financial Statements for additional information regarding our variable interest entities. The TPG Operating Group's interests in these subsidiaries may be considered investment securities under section 3(a)(1)(C) of the Investment Company Act ("section 3(a)(1)(C)"). However, the value of these subsidiaries is not large enough to cause the TPG Operating Group's holdings in investment securities to exceed the 40% threshold under section 3(a)(1)(C). TPG Inc.'s assets consist primarily of units representing approximately 41% of the TPG Operating Group held through its 100% interest in certain holding companies. TPG Inc. is also the owner of the entities serving as the general partner of the TPG Operating Group partnerships and, in such capacity, indirectly controls all of the TPG Operating Group's business and affairs. We do not believe TPG Inc.'s interests in these units or the general partners are investment securities. Therefore, we believe that less than 40% of TPG Inc.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe TPG Inc. is an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C). In addition, we believe TPG Inc. is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

Regulation as a Broker-Dealer

TPG Capital BD, LLC ("TPG Capital BD"), one of our subsidiaries, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is subject to regulation and oversight by the SEC, is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer in all 50 states and the District of Columbia. FINRA, a self-regulatory organization subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including TPG Capital BD. State securities regulators also have regulatory oversight over TPG Capital BD. TPG Capital BD is an affiliated entity through which we conduct U.S.-based fundraising and capital markets activities, and administer a compliance program designed to comply with applicable anti-money laundering requirements. Broker-dealers are subject to regulations that cover all aspect of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of public and private securities offerings, maintenance of adequate net capital, record-keeping and the conduct and qualifications of persons associated with the broker-dealer. In particular, as a registered broker-dealer and member of FINRA, TPG Capital BD is subject to the SEC's "net capital rule," Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain, requires that a significant part of a broker-dealer's assets be kept in relatively liquid form and imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC and various self-regulatory organizations impose rules that require notification when the net capital of a broker-dealer falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the capital structure of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Violation of applicable rules may result in censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of the broker-dealer or its associated persons or other similar consequences by regulatory bodies.

Regulation as a Real Estate Investment Trust

TRTX and MITT have elected and qualified to be taxed as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). To maintain its qualifications as a REIT, TRTX and MITT generally must distribute at least 90% of their respective net taxable income to its stockholders and meet, on a continuing basis, certain other complex requirements under the Code.

Regulation as a BDC

TCAP has elected to be regulated as a business development company under the Investment Company Act. Many of the regulations governing TCAP restrict, among other things, the amount of leverage it can incur and co-investments and other transactions with other entities within our corporate structure. Certain of our products may be restricted from engaging in transactions with TCAP. AGTB Fund Manager, LLC, our subsidiary and affiliate, serves as the investment adviser to the BDC.

United Kingdom

TPG Europe LLP ("TPG Europe") and Angelo, Gordon Europe LLP ("AG Europe") are our London-based affiliates that are authorized and regulated by the U.K. Financial Conduct Authority ("FCA") under the Financial Services and Markets Act 2000 ("FSMA"). TPG Europe and AG Europe have permissions to engage in a number of FSMA-regulated activities, including advising on investments and arranging deals. FSMA and related rules, including the FCA's rules and guidance, govern most aspects of investment business, including provision of investment advice, use and/or safekeeping of client funds and securities, regulatory capital, record-keeping, approval standards for individuals, anti-money laundering and periodic regulatory reporting. The FCA is responsible for administering these requirements and our compliance with FSMA and related rules. Violations of these requirements may result in public or private censures, fines, imposition of additional requirements, injunctions, restitution orders, revocation or modification of permissions or registrations, the suspension or expulsion of officers or employees from performing certain functions within the financial services industry or other similar consequences.

Other Jurisdictions

Certain other subsidiaries or funds that we advise are registered with, have been licensed by or have obtained authorizations to operate in their respective jurisdictions outside of the United States. These registrations, licenses or authorizations relate to providing investment advice, marketing of securities and other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries and funds that have been registered, licensed or authorized could expose us to liability and/or damage our reputation.

In Singapore, TPG Capital (S) Pte. Ltd. holds a capital market services license and is authorized by the Monetary Authority of Singapore to conduct fund management activities. In Hong Kong, TPG Capital, Limited is licensed and authorized by the Hong Kong Securities and Futures Commission to engage in the business of dealing in securities and advising on securities, and Angelo, Gordon Hong Kong Limited is licensed and authorized by the Hong Kong Securities and Futures Commission to engage in the business of dealing in securities. In the Cayman Islands, NewQuest Holdings (Cayman) Limited is registered with the Cayman Islands Monetary Authority as a registered person under the Securities Investment Business Act (As Revised) of the Cayman Islands and is authorized to conduct certain securities investment business activities. In South Korea, Angelo, Gordon Asia Co. Ltd. holds an investment advisory license with the Financial Services Commission of South Korea. In Japan, Angelo, Gordon International LLC is registered with the Japanese Financial Services Agency and the Kanto Local Finance Bureau.

Website and Availability of SEC Filings

We use our website (https://www.tpg.com), Rise website (https://therisefund.com), Angelo Gordon website (https://www.angelogordon.com), TPG Private Equity Opportunities website (https://tpop.tpg.com), TPG Twin Brook website (https://twincp.com), TPG Twin Brook Capital Income Fund website (https://agtbcap.com), Microsites (https://software.tpg.com, https://healthcare.tpg.com), TPG LinkedIn (https://www.linkedin.com/company/tpg-capital), TPG Angelo Gordon LinkedIn (https://www.linkedin.com/company/tpg-angelo-gordon), TPG Twin Brook LinkedIn (https://www.linkedin.com/company/twin-brook-capital-partners), Peppertree LinkedIn (https://www.linkedin.com/company/peppertree-capital), X (formerly known as Twitter) (https://x.com/tpg), Vimeo (https://vimeo.com/user52190696), TPG YouTube (https://www.youtube.com/@tpg-inc), Rise YouTube (https://www.youtube.com/channel/UCo8p2iF_I5p-

Wr2_MQlzedw/featured), TPG Instagram (https://www.instagram.com/TPG_INCORPORATED) and Rise Instagram (https://www.instagram.com/therisefund/?hl=en) accounts as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about TPG when you enroll your email address by visiting the "Email Alerts" section of our website at https://shareholders.tpg.com. The contents of our website, any alerts and social media channels are not, however, a part of this report.

We also make available free of charge on our website or provide a link on our website to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the SEC. To access these filings, go to the "SEC Filings" portion of our "Shareholders" page on our website. You may also access the reports and other documents we file with the SEC at a website maintained by the SEC at www.sec.gov.

Item 1A. Risk Factors

Risks Related to Our Business

We depend on our senior leadership and key investment and other professionals, and the loss of their services or investor confidence in them could have a material adverse effect on our results of operations, financial condition and cash flow.

We depend on the experience, expertise, efforts, skills and reputations of our investment and other professionals, including our senior leadership and other key personnel, none of whom are obligated to remain employed or otherwise engaged with us. For example, our ability to continue delivering strong fund returns depends on the investments that our investment professionals and other key personnel identify and the synergies among their diverse fields of expertise. Senior leadership, investment professionals and other key personnel also have strong business relationships with our fund investors and other members of the business community. The loss of any of their services, including if any were to join or form a competing firm or experience a health or safety issue, could have a material adverse effect on our results of operations, financial condition and cash flow and could harm our ability to maintain or grow AUM in existing funds or raise additional funds in the future. Further, there can be no assurance that our founder succession process or plans to transition to long-term corporate governance by an independent board of directors will facilitate an orderly transition.

In addition, the failure of certain "key persons" (i.e., professionals who are named as "key persons" for certain of our funds) to devote the requisite time and attention required under a fund's governing documents could cause the automatic suspension or termination of the fund's commitment period, and in certain cases the general partner's replacement and/or the fund's dissolution. If "key persons" engage in certain forms of misconduct, fund investors could have the right to, among other things, remove the general partner, terminate the commitment period and/or dissolve the fund. See "—Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, each of which could lead to a substantial decrease in our revenues." Additionally, the limited ownership requirements and transfer restrictions to which our senior professionals' equity interests are subject in certain instances lapse over time, may not be enforceable in all cases and can be waived, thereby limiting their incentive to remain with us. Any of the foregoing could lead to a substantial decrease in our revenues or materially and adversely affect our reputation.

Our ability to attract, retain and motivate investment and other key professionals is critical to our success. Our failure to do so could have a material adverse effect on our results of operations, financial condition and cash flow.

Our success depends on our ability to retain and recruit investment and other professionals. The market for investment and other professionals is extremely competitive, and we may not succeed in retaining or recruiting qualified investment or other professionals to sustain our current performance or pursue our growth strategy. Our senior leadership, investment professionals and other key personnel possess substantial experience and expertise in investing, assist with locating and executing our funds' investments, have significant relationships with the institutions that are the source of many of our funds' investment opportunities and have strong business relationships with our fund investors. Therefore, the departure of members of our senior leadership, our investment professionals or other key personnel, particularly if they join competitors or form competing firms, could result in the loss of significant investment opportunities and certain fund investors and could impair our funds' performance.

Our ability to recruit, retain and motivate qualified investment and other professionals depends primarily on our ability to offer attractive compensation packages. Efforts to retain or attract investment professionals and other professionals could therefore result in significant additional expenses, which would negatively affect our profitability.

Amounts earned by our investment and other professionals who participate in partnership equity programs will vary from year to year depending on our overall realized performance. As a result, there may be periods when we determine that realized performance allocations (together with other then-existent partnership return elements) are not sufficient to incentivize individuals, which could require us to increase salaries, cash bonuses, other equity awards and other benefits, modify existing programs or use new incentive programs, which could increase our compensation costs. Reductions in partnership equity programs could also make it harder to retain investment professionals and other key personnel and cause these individuals to seek other employment opportunities. We may also not be able to provide our senior professionals with equity interests in our business to the same extent or with the same economic and tax consequences as those from which our existing senior professionals benefited prior to the IPO, and in years of poor realization such new equity interests may be inadequate to incentivize and retain our key personnel. Furthermore, changes in tax laws in the United States and the United Kingdom (the "U.K.") have increased tax rates on various items of income and gain realized by our investment professionals, which in turn could impact our ability to recruit, retain and motivate our current and future investment professionals. Additionally, legislative changes have been proposed that, if enacted, could further increase applicable tax rates. See "—Risks Related to Taxation—Legislative changes have been proposed that would, if enacted, modify the tax treatment of partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock."

In addition, the confidentiality agreements, restrictive covenants and other arrangements with some of our senior leadership, investment professionals and other key personnel may not prevent them from leaving us, joining our competitors or otherwise competing with us. Depending on which entity is a party to these agreements and the laws applicable to these agreements, we may be unable to, or may find it impracticable to, enforce them, and certain of these agreements may be waived, modified or amended at any time without our consent. Even when enforceable, these agreements expire after certain periods of time, at which point investment professionals and other key personnel are free to compete with us and solicit our fund investors and employees.

Poor performance of our funds would cause a decline in our revenue, may obligate us to repay performance allocations previously paid to us and could negatively impact our ability to raise capital for future funds.

We primarily derive revenues from:

- management fees, which are generally based on the amount of capital committed or invested in our funds;

- transaction, monitoring and other fees, including compensation our broker-dealer or related entities receive for various capital markets services;

- incentive fees;

- performance allocations, which are based on the performance of our funds;

- investment income from our investments as general partner; and

- expense reimbursements.

Poor performance of our funds could make it more difficult for us to raise new capital. Existing and potential investors continually assess our funds' performance, and our ability to raise capital for existing funds and future funds, as well as avoiding excessive redemptions from our open-ended funds and perpetual capital vehicles, depends on our funds' continued satisfactory performance. Accordingly, poor fund performance may deter future investment in our funds or cause an increase in redemptions and thereby decrease our revenue and/or AUM. In addition, capital markets fees are typically dependent on transaction frequency and volume, and a slowdown in the pace or size of investments by our funds could adversely affect the amount of fees our broker-dealer generates. Any of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flow.

If a fund performs poorly, we will receive little or no performance allocations relating to our interest in the fund and little income, or possibly losses, from any principal investment in the fund, which could decrease our revenue. Investors could also demand lower fees or fee concessions for existing or future funds, which would likewise decrease our revenue. Further, if a fund does not achieve total investment returns that exceed a specified investment return threshold for the life of the fund as a result of poor performance of later investments in a fund's life, we may be obligated to return the amount by which performance allocations previously distributed to us exceed amounts to which we are ultimately entitled. See "— The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors."

Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our success depends on our ability to raise additional and/or successor funds in order to keep making investments and, over the long term, keep earning steady management fees. Our current private equity, real estate and certain of our credit and other funds and investment vehicles have a finite life and a finite amount of commitments from fund investors. Once a fund nears the end of its investment period, we generally must raise a successor fund to continue receiving management fees from that product line. If we are unable to raise successor funds of a comparable size without delay, our revenues may decrease as the investment periods of our predecessor funds expire and associated fees decrease. In addition, investors in our open-ended funds and perpetual capital vehicles, including our BDC, may seek to redeem their fund interests and move their capital to other investments; these funds' management fees and performance allocations would decline if we are unable to raise capital to replace that of redeeming fund investors. Management fee growth also depends in part on us securing capital for new funds.

Raising capital for our funds is subject to various risks. For example, we may seek to raise significant capital for our funds at a time when our competitors, some of whom have larger capital formation teams, are likewise engaged in significant fundraising campaigns, or at a time when investors, as a result of general economic downturn or otherwise, are limiting or reducing their total investments. We may also be in the market with multiple fundraising campaigns at the same time and need to prioritize some over others to more effectively compete for limited investor capital. By the time we launch a fundraising campaign, investors who might otherwise have participated may have already allocated all of their available capital to other funds and be unable to commit to ours. We could struggle to raise successor funds or fresh capital for other reasons beyond our control, including as a result of general economic or market conditions or regulatory changes, which could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, certain institutional investors, including sovereign wealth funds and public pension funds, continue to demonstrate an increased preference for alternatives to traditional fund structures, such as managed accounts, specialized funds and co-investment vehicles, in addition to consolidating their capital with fewer alternative asset managers. There can be no assurance that historical or current levels of commitments to our funds from these investors will continue. Investors in our funds may decide to move their capital away to other investments for any number of reasons, such as

- changes in interest rates that make other investments more attractive;

- poor investment performance;

- changes in investor perception regarding our focus or alignment of interest, including if we change or broaden a fund's investment strategy;

- reputational concerns;

- legislation reducing or minimizing the ability to invest in alternative assets; or

- departures or changes in responsibilities of key investment professionals.

In the U.K. and Europe, there has been a shift from defined benefit pension plans to defined contribution plans, and many public pension funds, including in the United States, the U.K. and Europe, are and may continue to be significantly underfunded, all of which could reduce the amount of assets available for us to manage on behalf of certain of our clients. Moreover, certain institutional investors prefer to in-source their own investment professionals and make direct investments in alternative assets without the assistance of investment advisers like us. Such institutional investors may become our competitors and could cease to be our clients.

We enter into customized investment programs with select investors, particularly as certain investors seek to consolidate their capital with fewer managers. This customization takes the form of contractual arrangements pursuant to broader strategic relationships or other types of strategic partnerships, SMAs and other bespoke investment structures. In exchange for significant commitments and in recognition of past commitments, these arrangements can include the establishment of dedicated vehicles, discounted and/or shared management fees, reduced and/or shared performance allocations, the right to participate in co-investment opportunities and knowledge sharing, training and secondment programs. These arrangements could increase the cost of raising capital at the scale and level of profitability we have historically achieved.

Further, certain investors have implemented, or may implement, restrictions against investing in certain types of asset classes, which would affect our ability to raise new funds focused on those asset classes. Countries' implementation of certain tax measures may also adversely impact our funds' ability to raise capital from certain investors if these investors decide that it is more tax efficient for them to invest on their own or only in funds with similarly situated investors. See "— Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States" and "—Risks Related to Taxation— Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability."

The failure of our funds to raise capital in sufficient amounts and on satisfactory terms could decrease our AUM and revenue and have a material adverse effect on our results of operations, financial condition and cash flow.

A decline in the pace or size of investments by our funds could result in our receiving less revenue from fees.

Management fee revenue constitutes the largest portion of income from our business and depends on the pace of investment activity in our funds. For nearly all of our funds, we charge management fees based on the amount of capital invested during a portion, and sometimes all, of a fund's fee-paying life. As a result, the pace at which we make investments, the length of time we hold these investments and the timing of dispositions directly impact our revenues. Many factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the United States or global economy or financial markets. In addition, in certain cases a decline in investment value can reduce the invested capital fee base. As a result, the variable pace at which many of our funds invest capital and dispose of investments, and variations in underlying asset value, may cause our management fee revenue to vary from one quarter to the next. We would generally expect a slowdown in investment pace to cause an eventual decline in other sources of revenue such as transaction fees and fees earned by our broker-dealer. Likewise, during attractive selling environments, our funds may capitalize on increased opportunities to exit investments, and an increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce management fees. Additionally, higher fundraising activity also generates incremental expenses and, as new capital commitments may not immediately generate fees, we could incur fundraising related costs ahead of generating revenues.

We may reduce our AUM, limit its growth, reduce our fees or otherwise alter the terms under which we do business when we deem it to be in the best interest of our fund investors, even when such actions may be contrary to the near-term interests of stockholders.

From time to time we may decide it is in our best interest to take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to treating our fund investors fairly is in the long-term interest of us and our stockholders, we may take actions that could adversely impact our short-term profitability, and there is no guarantee that such actions will benefit us in the long term. For example, we may seek to benefit fund investors by limiting AUM to an amount we believe can be invested appropriately in accordance with our investment mandate and current or anticipated economic and market conditions or by voluntarily reducing management fee rates and terms for certain of our investors, funds or strategies, even when doing so may reduce our short-term revenue. See "—Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow."

Many of our funds utilize subscription line facilities to fund investments prior to the receipt of capital contributions from the fund's investors. As using a subscription line facility delays fund capital calls, the investment period of such capital is shortened, which may increase a fund's reported Gross and Net IRR (each as defined herein). However, since interest expense and other costs of borrowings under subscription line facilities are a fund expense, borrowing will reduce the fund's net multiple of invested capital and may reduce the amount of performance allocations the fund generates. Any reduction in performance allocations will negatively impact our revenues.

We may also take other actions that could adversely impact our short-term results of operations when we deem such action appropriate. For example, we may waive management fees on certain vehicles at various times. We may delay the realization of performance allocations to which we are otherwise entitled if we determine (based on a variety of factors, including the stage of the fund's life cycle and the extent of fund profits accrued to date) that there would be an unacceptably high risk of future clawback obligations, or for other reasons. Any of the foregoing delays could result in a deferral of realized performance allocations to a subsequent period, if they are earned at all. See "—Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock."

Our investors in future funds may negotiate to pay us lower management fees, reimburse us for fewer expenses or change the economic terms to be less favorable to us than those of our existing funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We negotiate terms with existing and potential investors when raising capital for new or existing funds. These negotiations could result in terms that are materially less favorable to us than the terms of our prior funds. For example, such terms could restrict our ability to raise funds with investment objectives or strategies that compete with existing funds, increase the hurdle required to be generated on investment prior to our right to receive management fees and performance allocations, add expenses and obligations for us in managing funds or increase our potential liabilities. Further, as institutional investors increasingly consolidate their relationships with investment firms and competition becomes more acute, we expect to receive more requests to modify the terms of our new funds, including reductions in management fees or the implementation of arrangements whereby an investor shares in certain funds' management fees or performance allocations. For example, certain of our newer funds include more favorable terms for fund investors that commit to early closes. In addition, we have granted various forms of economic participation rights with respect to certain products or strategies, including the right to a percentage of the net profits or gross revenues, to certain strategic investors. We may also offer revenue shares to distribution partners. Although we will typically award such discounts and economic incentives in circumstances where there can be no assurance that the ultimate benefit we attain will be commensurate with the discount we award, or as to how long it may take to recoup such value. Any agreement to or changes in terms less favorable to us could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Further, investors increasingly expect to make investments in our funds on customized terms. We regularly enter into separate agreements and/or create separate vehicles with certain individual investors, which often include, among other things, provisions permitting an investor to opt out of particular investments, discounting an investor's management fee, reducing our share of performance allocations or granting an investor preferential rights with respect to co-investment opportunities. Any agreement to terms that are more favorable than those set forth in a fund's governing documents could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Certain institutional investors have also publicly criticized specific fund fee and expense structures. We have received, and expect to continue to receive, requests from a variety of fund investors and groups representing such investors to decrease fees, modify our performance allocations and change incentive fee structures, which could result in a reduction or delay our receipt of performance allocations and incentive fees. The Institutional Limited Partners Association ("ILPA") maintains and revises from time to time a set of Private Equity Principles (the "Principles"), which continue to call for enhanced "alignment of interests" between general partners and limited partners through modifications of some of the terms of fund arrangements, including guidelines for performance allocations, fees and fee structures. We endorsed the Principles as an indication of our general support for ILPA's efforts. ILPA also recently published an analysis emphasizing the growing role of retail vehicles in private markets and the potential for conflicts of interests between general partners and limited partners with respect to investment allocations, governance and fees. For further discussion of potential conflicts of interests, see "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business." Further, the SEC's focus on certain fund fees and expenses, including whether such fees and expenses were appropriately disclosed to fund limited partners, may lead to increased publicity that could cause fund investors to further resist certain fees and expense reimbursements. Significant changes to our fund fee and expense structures in response to requirements of institutional investors, ILPA or the SEC could have a material adverse effect on our results of operations, financial condition and cash flow.

We may not be successful in executing or managing the complexities of new investment strategies, in expanding into new markets and businesses or in attracting new types of investors, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We continuously look to expand our platform through investments in, and development or acquisition of, businesses, products and investment strategies complementary to our existing business. The success of our growth strategy depends on, among other things:

- our ability to correctly identify and create products that appeal to investors;

- how our existing fund investors view any new initiatives;

- mitigating risks that arise from the diversion of management's time and attention from our existing businesses;

- our ability to properly manage conflicts of interests with our existing businesses;

- minimizing any other disruption to our ongoing businesses;

- management's ability to develop and integrate new businesses and the success of integration efforts;

- our ability to identify and manage risks in new lines of businesses and new types of investors;

- our ability to successfully negotiate and enter into beneficial arrangements with new counterparties;

- our ability to implement adequate investment processes, controls and procedures that we have already developed around our existing platforms and/or identify and develop new policies, controls and procedures appropriate in light of a new business, product or investment strategy;

- our ability to successfully enter into markets or businesses in which we may have limited or no experience;

- managing the increased demands on our information systems, operational systems and technology, including related security systems, and infrastructure;

- our ability to achieve expected results or realize expected synergies from newly developed products or strategic alliances;

- our ability to obtain requisite approvals and licenses from relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs or delays; and

- the broadening of our geographic footprint and successfully managing the risks associated with conducting operations in foreign jurisdictions (including regulatory, tax, legal and reputational consequences).

In some instances, we may determine that growth in a specific area is best achieved through the acquisition of an existing business, as with our acquisitions of Angelo Gordon and Peppertree. Our ability to consummate an acquisition will depend on our ability to identify and accurately value potential acquisition opportunities and successfully compete for these businesses against companies that may have greater financial resources. Even if we are able to identify and successfully negotiate and complete an acquisition, these transactions can be complex, and we may encounter unexpected difficulties or incur unexpected costs. The following factors, among others, could also limit the success of a firm acquisition:

- difficulties and costs associated with the integration of operations and systems;

- required investment of capital and other resources, including costs associated with additional regulatory compliance;

- difficulties integrating the acquired business's internal controls and procedures into our existing control structure and resolving potential conflicts that arise in light of the acquired business;

- difficulties and costs associated with the assimilation of employees; and

- the risk that a change in ownership will negatively impact the relationship between the combined business and its investors.

Historically, we have had, and in the future may have, a new product, business or venture developed internally or by acquisition that proves to be unsuccessful. In those instances, we may decide to wind down, liquidate and/or discontinue those products, businesses or ventures, and we have done so in the past. Such actions could negatively impact our relationships with investors in those businesses, subject us to reputational harm, litigation or regulatory inquiries and expose us to additional expenses, including impairment charges and potential liability from investor or other complaints.

Entry into certain lines of business may also subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk and expense. New products or strategies could have different economic structures than our traditional funds and may require a different marketing approach. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. There can be no assurance that any joint venture opportunities will be successful.

In addition, we have increasingly undertaken business initiatives to increase the number and types of investment products and vehicles we offer to investors, especially individual (non-institutional) investors (including investors often described as high net worth individuals, family offices, mass affluent individuals or accredited investors). In some cases, we distribute offers to such investors indirectly through third-party vehicles sponsored by brokerage firms, private banks or other third parties, and in other cases, directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases, we design products specifically for direct investment by individual investors in the United States, some of whom may not be accredited, or similar investors in non-U.S. jurisdictions. Such products are regulated by the SEC in the United States and by other similar regulatory bodies in non-U.S. jurisdictions. Accessing individual investors and selling products directed at such investors exposes us to new and greater levels of risk, including:

- heightened litigation and regulatory enforcement risks, including the increased potential for class actions and other investor lawsuits;

- increased compliance burden, such as managing related party transaction risks and potential conflicts of interest relating to allocation of potential investment opportunities and otherwise (see "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.");

- more complex operational burden, such as potential obligations to conduct more frequent valuation processes and increased demands on administrative, operational and accounting resources; and

- liquidity risks, such as sizing of liquidity reserves in order to satisfy any periodic investor redemption requests.

To the extent that we continue to distribute products through new channels, including through unaffiliated firms and/ or those providing access to retail investors, or market our funds to new types of investors, we may be unable to effectively monitor or control the manner of their distribution. This could result in litigation or regulatory action against us, including with respect to, among other things, claims that we distributed products through such channels to investors for whom they are unsuitable, in a manner inconsistent with our regulatory requirements or in any other inappropriate manner, claims related to conflicts of interests or claims related to the adequacy of disclosure to investors. In addition, regulations applicable to our arrangements with such distributors and channels increase the compliance burden associated with onboarding new distributors or pursuing new distribution channels, resulting in increased cost and complexity. Although we engage in due diligence and onboarding procedures that seek to uncover issues relating to the third parties through which individual investors access our products, we do not control and have limited information regarding many of these third-party channels and, therefore, we are exposed to the risks of reputational damage, regulatory scrutiny and legal liability to the extent such third parties improperly market our products to investors. Moreover, the distribution of such products, including through new channels, whether directly or through market intermediaries, including in the individual investor or private wealth management channel, could expose us to additional regulatory risk such as actions by state and federal regulators with respect to product suitability, distributor eligibility, investor classification, compliance with securities laws, conflicts of interest and the adequacy of our disclosure.

Our initiatives to build or acquire new investment strategies, expand into new markets or grow our individual investor base require the investment of significant time, effort and resources, such as the potential hiring of additional personnel, the implementation of new operational, compliance and other systems and processes and the development or implementation of new technology. There can be no assurance that any new product, business or venture we develop internally or by acquisition will succeed.

Sustainability-related compliance and reporting may result in increased compliance costs, litigation or enforcement actions, reputational harm, irreconcilable inconsistencies across jurisdictions and/or some investors not investing in or seeking to exit our funds.

Many of our fund investors and stockholders are focused on sustainability matters. Certain fund investors consider our record against their expectations for responsible investing and other sustainability factors in determining whether to invest in our funds. At times, certain fund investors have conditioned future capital commitments on taking or refraining from taking certain sustainability-related actions. Although some of our funds are focused on socially responsible-, climate- or transition-focused investing with non-concessionary financial returns, these or other funds may make investments that fund investors or stockholders view as inconsistent with their approach to sustainability. There also can be no assurance that we will be able to accomplish any announced future sustainability initiatives. Further, as part of our responsible investing practices, we rely on the services and methodologies of Y Analytics, a TPG affiliate, and other third parties, any of which may not be successful. More generally, our responsible investing practices may not meet the expectations of fund investors or stockholders.

There is so-called "anti-ESG" sentiment in the United States and elsewhere, with various jurisdictions having enacted or proposed "anti-ESG" policies, legislation or initiatives or made related legal determinations intended to address what they view as problematic practices. These include, for example, (i) penalizing financial institutions that "boycott" or "discriminate against" companies in certain industries by prohibiting state entities from investing the state's assets (including pension plan assets) through such institutions; and (ii) investment prohibitions requiring that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG or sustainability factors. Fund investors subject to such policies or legislation may view our funds or sustainability-related practices, including our climate-related impact strategies, as being in contradiction of applicable policies, legislation or legal interpretations. Asset managers also have been subject to scrutiny on antitrust grounds related to participation in certain sustainability initiatives, including relating to climate matters. Further, scrutiny of certain diversity, equity and inclusion practices has increased.

In addition, regulators in some jurisdictions have scrutinized sustainability-related disclosures by asset managers, often referred to as "greenwashing." A regulator could take issue with our past or future sustainability disclosures. They also could take issue with our other responsible investing practices. More generally, sustainability regulation and enforcement in the jurisdictions applicable to us, our funds and their portfolio companies continue to evolve. In some cases, regulatory changes or enforcement practices may increase our compliance costs or require us to change business practices.

We also may undertake voluntary reporting on various sustainability matters and related metrics. The standards for tracking and reporting on sustainability-related matters continue to evolve. As a result, we may make subsequent changes to or restate voluntary information previously reported. Further, with respect to both voluntary and mandated sustainability-related disclosures, we may need to implement measurement processes and disclosure controls and procedures to meet evolving investor, regulatory or other stakeholder expectations, which we may not be able to do on a timely basis or at all.

The policies, legislation, initiatives, legal determinations, scrutiny or other matters discussed in the preceding paragraphs could result in increased compliance costs, litigation or enforcement actions, reputational harm, irreconcilable inconsistencies across jurisdictions and/or some investors not investing in or seeking to exit our funds, which could have a material adverse effect on our business, financial condition or results of operations.

Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, each of which could lead to a substantial decrease in our revenues.

If we, as the general partner, managing member or management company, or certain "key persons" engage in certain forms of misconduct, the governing agreements of our funds generally allow the investors of those funds to, among other things, remove the general partner, withdraw their capital prior to expiration of the applicable lock-up date, suspend or terminate the commitment period and/or dissolve the fund (collectively, "termination events"). Certain of those events may happen upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, whereas others may happen automatically absent a limited partner vote to waive the event. Moreover, if certain "key persons" fail to devote the requisite time and attention to managing the fund and/or the fund's investments, the fund's commitment period may be automatically suspended for a period of time, and, depending on the fund's governing documents, may be terminated unless a majority in interest of the investors elect to continue the commitment period or an appropriate successor is approved by the fund's advisory committee, and, in certain cases, the general partner may be removed. In addition, our funds generally have the ability to terminate their agreements with the relevant management companies for any reason. Our investment vehicles that are structured as "funds-of-one" or SMAs have a single investor or a few affiliated investors that typically have the right to terminate the investment period, withdraw their capital prior to expiration of the applicable lock-up date or cause a dissolution of the vehicle under certain circumstances. While we believe that our investment professionals have appropriate incentives to remain in their respective positions based on equity ownership, profit participation and other contractual provisions, there can be no guarantee of the ongoing participation of our investment professionals in respect of our funds. If a general partner and the management company are removed, we would no longer be involved in the management or control of the fund, and there could be no assurance regarding the fund's ability to consummate investment opportunities and manage portfolio companies. In addition, if a general partner is removed for certain bad acts, the amount of accrued performance allocations we would otherwise receive may significantly decrease. Although we periodically engage in discussions with fund investors and/or advisory committees of our funds regarding a waiver of such termination or "key person" event provisions or replacement of relevant key persons with respect to executives whose departures have occurred or are anticipated, such waiver or replacement is not guaranteed. Such an event with respect to any of our funds would likely result in significant reputational damage to us and could negatively impact our future fundraising efforts, cause us to agree to less favorable terms with respect to the affected fund or have a material adverse effect on our results of operations, financial condition and cash flow.

Certain of our open-ended funds and perpetual capital vehicles, including our BDC, have established share redemption programs, which may contain restrictions that limit the amount of shares that may be redeemed or purchased in particular periods. An increase in the number of investors requesting redemptions, or an increase in the amount of shares redeemed or purchased through such redemption programs, potentially in excess of established limits, could lead to a decline in the management fees and incentive fees we receive from these products. The governing agreements of such open-ended funds and perpetual capital vehicles permit us in certain circumstances to prorate, limit or suspend redemptions for a period of time. Any such proration, limitation or suspension may subject us to reputational harm, make such investment vehicles less attractive to investors in the future and deter future investment in these vehicles, all of which could have a material adverse effect on the revenues we derive from such vehicles. Certain of our funds, such as our closed-end funds, often permit a fund's investors to dissolve the fund prematurely upon the election of a specified percentage of investors, such as a majority-in-interest of the fund's investors. In the event that a fund is dissolved prematurely, it may be required to liquidate its investments at a disadvantageous time or make in-kind distributions to the fund's investors. If we are required to liquidate fund investments at a disadvantageous time as a result of dissolution, management fees and performance allocations could, in certain circumstances, terminate, and we could ultimately realize lower-than-expected return on the investments and, perhaps, on the fund itself. In addition, most of our funds provide for the termination of the fund's commitment period early upon the election of a specified percentage of investors, and if exercised the fund's ability to consummate, manage and/or dispose of its investments or otherwise achieve its investment objectives is likely to be negatively affected, and would result in a reduction in the amount of management fees that we are entitled to receive. We do not know whether, or under what circumstances, our funds' investors are likely to exercise any such right.

In addition, because our funds generally have an adviser registered under the Advisers Act, each fund's management agreement must require the fund's consent for any "assignment" of the agreement, which may be deemed to occur in the event the investment advisers of our funds were to experience a change of control. Failure to obtain consent may constitute a violation of the management agreement. A change of control typically occurs if there is a transfer of more than 25% of the voting securities of an investment adviser or its parent. There can be no assurance that a change of control will not occur and, in the event that a change of control occurs, there can be no assurance that we will obtain the consents required to assign our investment management agreements. See "—Risks Related to Our Organization Structure—A change of control of our company could result in an assignment of our investment advisory agreements."

Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock.

The portion of our revenues, earnings and cash flow we derive from performance allocations is highly variable and can vary significantly from quarter to quarter and year to year. The timing of performance allocations generated by our funds is uncertain and will contribute to the volatility of our results. It takes a substantial period of time to identify attractive investment opportunities, to raise the necessary funds and then to realize the investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before we realize any profits in cash or other proceeds. We cannot predict when, or if, any realization of an investment will occur. Generally, with respect to our private equity and credit distributions, although we recognize performance allocations on an accrual basis, we receive performance allocation payments (i) from our private equity and certain other funds, only upon disposition of an investment by the relevant fund and (ii) from our Credit and certain Real Estate funds, only after the respective fund's investors have received their capital contributions in the fund and certain preferred returns, in each case contributing to the volatility of our cash flow. If our funds were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue, which could further increase the volatility of our results.

The timing and receipt of performance allocations also vary with the life cycle of certain of our funds. Our funds that have completed their investment periods and are able to realize mature investments are more likely to make larger distributions than our funds that are in their fundraising or earlier parts of their investment periods. During times when a significant portion of our AUM is attributable to funds that are not in the stage when they would realize investments, we may receive substantially lower distributions of performance allocations. Our Credit and certain Real Estate funds employ a European waterfall, and as a result, the general partners of these funds do not receive performance allocations for an extended period of time, even if multiple realizations have occurred within the fund. Relative to our other funds that generally receive performance allocations following each realization, performance allocations from our Credit and certain Real Estate funds are expected to come later in their life cycle and to consist of larger relative amounts, increasing the volatility of our cash flow.

Our funds' historical returns should not be considered as indicative of our or our funds' future results or of any returns expected on an investment in our Class A common stock.

We have presented in this report information relating to the historical performance of our funds. The historical returns of our funds are not an indication of future fund performance or potential returns on our Class A common stock. In addition, any continued positive performance of our funds will not necessarily result in positive returns on an investment in our Class A common stock, though we would expect poor fund performance to cause a decline in our revenue from such funds that could, consequently, negatively impact our ability to raise funds and capital and the value of our Class A common stock.

Moreover, with respect to the historical returns of our funds:

- we may create new funds in the future that reflect a different asset mix, different investment strategies and varied geographic and industry exposure compared to our current funds, and any such new funds could have different returns than our existing or previous funds;

- the historical returns presented in this report derive largely from the performance of our existing funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed, which may have little or no realized investment track record, may be invested by different investment professionals and may have lower target returns than our existing funds;

- the performance of our funds reflects our valuation of the unrealized investments held in those funds using assumptions that we believe are reasonable under the circumstances, but the actual realized return on these investments will depend on a variety of factors including future operating results and the value of assets and market conditions at the time of disposition, each of which may differ from the assumptions on which the valuations are based, which could negatively impact the ultimate value we realize from those investments;

- in recent years, there has been increased competition for investment opportunities resulting from, among other things, the increased amount of capital invested in alternative funds and increased competition for investments could reduce our returns in the future;

- the rates of return of some of our funds in certain years have been positively influenced by a number of investments that experienced rapid and substantial increases in value following the dates on which those investments were made, which may not occur with respect to future investments;

- our funds' returns in some years have benefited from investment opportunities and general market conditions, including a low interest rate environment, that may not repeat themselves, and our current or future funds may be unable to avail themselves of comparable investment opportunities or market conditions;

- market conditions during previous periods may have been significantly more favorable for generating positive performance than current market conditions or the market conditions that we may experience in the future; and

- newly established funds may generate lower returns during the period that they take to deploy their capital.

Our financial performance depends in part on the investment performance of our funds, which in turn is influenced by general market conditions. Increased market volatility, including broad declines in equity valuations and changes in interest rates, would impact our investments and the performance of our funds. We believe that future volatility in general market conditions would affect both our funds' performance and our financial performance.

Our performance in prior years benefited from high multiples and asset prices. A decline in multiples or asset prices, or an overall deterioration in market conditions, could make it more difficult to earn such returns on new investments. The future returns of any current or future fund may therefore vary considerably from the historical returns generated by any particular fund or our funds as a whole. Future returns will also be affected by the risks described elsewhere in this report, including risks of the industries and businesses in which a particular fund invests.

Our investments in portfolio companies and the financial performance of our funds and their portfolio companies could negatively impact our results of operations, financial condition and cash flow.

Our funds' performance, and thus our performance, depends on the value of our funds' portfolio companies and other investments. Our funds invest in companies in many different industries, each of which is subject to volatility based on a variety of economic, market and other factors. Typically, our funds' performance will not be meaningfully impaired by the poor performance of a limited number of portfolio companies. However, a fund's performance could be negatively impacted if several of its portfolio companies perform poorly, and we have limited resources to assist portfolio companies experiencing financial difficulties, such as unsustainable levels of indebtedness, contractual or legal constraints and industry headwinds. Risks that could negatively impact the financial performance of our funds and their portfolio companies and otherwise impact our results of operations, financial condition and cash flow include:

- *Business, Regulatory or Legal Complexity*: We often pursue investment opportunities with substantial business, regulatory or legal complexity that we believe may deter other investment managers. Portfolio companies acquired in such transactions can be more challenging to manage and sometimes entail a greater risk of contingent liabilities.

- *Control*: Our funds often invest in equity securities and other financial instruments of companies we do not control. In the future, our funds may acquire minority equity interests more frequently or dispose of a portion of majority equity investments in portfolio companies over time in a manner that results in the funds retaining a minority stake. Minority investments are subject to the risk that the company in which our funds invest may make business, financial or management decisions with which we do not agree or that the company's majority stockholders or the management may take risks or otherwise act in a manner that does not serve our funds' interests, each of which could decrease the value of our funds' investments and have a material adverse effect on our results of operations, financial condition and cash flow. In addition, our funds' portfolio companies make decisions regarding tax positions, which we may not control, that could result in additional tax costs to us.

- *Junior Ranked Investments*: In most cases, the portfolio companies in which our funds invest have, or are permitted to have, outstanding indebtedness or equity securities that rank senior to our funds' investments. By their terms, those investments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. In the event of insolvency of a portfolio company, holders of securities ranking senior to our investment would typically be entitled to receive payment in full (and, in some cases, plus interest) before distributions could be made in respect of our investment. Furthermore, during periods of financial distress or following an insolvency, the ability of our funds to influence a portfolio company's affairs and to take actions to protect their investments may be substantially less than that of the senior creditors. After repaying holders of securities ranking senior to our investment, the portfolio company may not have any remaining assets to repay its obligation to us. In the case of securities ranking equally with our investments, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency of the relevant portfolio company.

  The rights we may have with respect to the collateral securing certain loans made by our credit funds to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements or agreements among lenders. Under these agreements, we may forfeit certain rights with respect to the collateral to holders with prior claims, including the right to commence enforcement proceedings against the collateral, the right to control the conduct of enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if as a result our rights as lenders are adversely affected.

- *Concentration of Fund Investments*: The governing agreements of our funds generally contain only limited investment restrictions and limited requirements as to diversification of fund investments, either by geographic region or asset type. For example, we manage funds that invest predominantly in North America and Asia. During periods of difficult market conditions or slowdowns in these sectors or geographic regions, decreased revenue, difficulty in obtaining access to financing and increased funding costs experienced by our funds may be exacerbated by this concentration of investments, which would result in lower investment returns for our funds. Such concentration may increase the risk that events affecting a specific geographic region or asset type will have a negative or disparate impact on such funds compared to funds that invest more broadly.

- *Financial Projections*. Our funds generally establish the capital structures of portfolio companies on the basis of financial projections normally based on management judgments. In all cases, the projections are only estimates of future results that are based upon assumptions made at the time the projections are developed. There can be no assurance that a portfolio company will achieve its projected results, and actual results can vary significantly from the projections. General economic conditions, which are not predictable, along with other factors, can have a material adverse effect on the reliability of projections.

Valuation methodologies for certain fund assets may involve subjective judgments, and our valuation of an investment could differ significantly from the value that is obtained upon the investment's exit, which could result in significant losses for us and our funds.

There are no readily ascertainable market prices for a substantial majority of our funds' illiquid investments. We generally determine the fair value of the investments of our funds in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Our valuations of illiquid assets in accordance with U.S. GAAP are based to a large extent on our estimates, comparisons and qualitative evaluations of private information, which can be incomplete or inaccurate. The amount of judgment and discretion inherent in valuing assets renders valuations uncertain and susceptible to material fluctuations over possibly short periods of time; substantial write-downs and earnings volatility are possible. Our determination of an investment's fair value may differ materially from the value that would have been determined if a ready market for the securities had existed and the valuations the general partners of other funds or other third parties ascribe to the same investment. Our valuation of an investment at a measurement date may also differ materially from the value that is obtained upon the investment's exit. The valuations of and realization opportunities for investments made by our funds could also be subject to high volatility as a result of uncertainty regarding governmental policy with respect to, among other things, tax, financial services regulation, international trade, immigration, healthcare, labor, infrastructure and energy.

Further, although we follow valuation methodologies and procedures designed to ensure that our fair value determinations are the product of the application of U.S. GAAP and to minimize potential bias, we may have incentives to arrive at higher valuations. Our stockholders' equity could be negatively impacted if the values of investments that we record are materially higher than the values that are ultimately realized upon the disposal of the investments. Realizations at values significantly lower than the values at which investments have been reflected in prior fund reporting could result in losses for the applicable fund and the loss of potential performance and other fees. Additionally, if realizations of our investments produce values materially different than the carrying values reflected in prior fund reporting, fund investors may lose confidence in us, which could in turn result in difficulty in raising capital for future funds or redemptions from our funds that permit redemptions. If the investment values that we record from time to time are not ultimately realized, it could have a material adverse effect on our results of operations, financial condition and cash flow.

Some of our investors or regulators may question our valuations or methodologies. For example, the SEC continues to focus on private investment vehicle valuations, including by scrutinizing consistent application of the relevant methodology, disclosure and conflicts of interest, in its enforcement, examination and rulemaking activities.

In addition, because we typically value our entire portfolio on a quarterly basis, subsequent events that may have a significant impact on those valuations may not be reflected until the next quarterly valuation date. Changes in values attributed to investments from quarter to quarter may result in volatility in our AUM and could materially affect the results of operations that we report from period to period.

The due diligence process that we undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

Before making our investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment opportunity. The objective of the due diligence process is to identify both the attractive attributes of and risks associated with an investment as well as prepare a framework that may be used from the date of acquisition to drive operational improvement and value creation. When conducting due diligence, we may need to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks, as well as Y Analytics, may be involved in the due diligence process in varying degrees depending on the type of investment.

When conducting due diligence and assessing an investment, we rely on the resources available to us, including information from the target and, in some circumstances, third-party investigations and analysis. The information available to us in conducting due diligence of newly organized or growth stage companies is limited, may be difficult to obtain for companies experiencing distress, and we limit the due diligence we conduct for certain of our strategies to publicly available information. Accordingly, the due diligence investigation that we carry out with respect to an investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating it. For example, the due diligence process in connection with carve-out transactions may underestimate the complexity and/or level of dependence a business has on its parent company and affiliated entities. In addition, because a carve-out business often does not have financial statements that accurately reflect its true financial performance as a stand-alone business, due diligence assessments of such investments can be particularly difficult. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. Several of our funds invest in emerging market countries that may not have laws and regulations that are as stringent or consistently enforced as in more developed nations. For example, our funds invest throughout jurisdictions that are perceived to present an elevated risk of corruption according to international rating standards (such as Transparency International's Corruption Perceptions Index), and in companies in the United States and other jurisdictions and regions with low perceived risk of corruption but whose business may be conducted in other high-risk jurisdictions, including, for example, Bangladesh, Brazil, China, India, Indonesia, Kenya, Myanmar, Nigeria, the Philippines, Thailand and Vietnam. Due diligence on investment opportunities in these jurisdictions is frequently more complicated due to lack of consistent and uniform commercial practices and/or very limited access to information. Bribery, fraud, accounting irregularities and deceptive or corrupt practices can be especially difficult to detect in such locations.

In addition, investment opportunities may involve companies that have historical and/or unresolved regulatory-, tax-, fraud- or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior (including bribery and corruption). Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the investment opportunity and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the company's operations, financial condition, cash flow, reputation and prospects.

Our due diligence investigations may not result in us making successful investments. Although our funds typically obtain representations and warranties insurance, such insurance may not be available on desired terms. Failure to identify risks associated with our investments could have a material adverse effect on our results of operations, financial condition and cash flow.

Many of our funds invest in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest.

Many of our funds invest in securities or other instruments that are not publicly traded. In many cases, contracts we enter into or applicable securities laws prohibit our funds from selling such securities or instruments for a period of time. Our funds will generally be unable to sell securities publicly unless we register their sale under applicable securities laws or we can rely on an available exemption, and in either case only at such times when we do not possess material non-public information. Our funds' ability to dispose of investments is heavily dependent on the capital markets. For example, our ability to realize any value from an equity investment may depend upon our ability to complete an initial public offering. However, even with publicly traded securities, we may only dispose of large holdings over a substantial length of time, exposing our investment returns to market risk during the intended disposition period. Moreover, because the investment strategy of many of our private equity funds often entails us serving on our funds' public portfolio company boards, our funds may be restricted from selling during certain time periods. Accordingly, our funds may be forced, under certain conditions, to either sell securities at a loss or defer, potentially for a considerable period of time, sales that they had planned to make.

In addition, market conditions and regulatory environment can also delay our funds' exit and realization of investments. For example, rising interest rates and challenging credit markets may make it difficult for potential buyers to raise sufficient capital to purchase our funds' investments. Government policies, or restrictions on foreign investment in certain of our funds' portfolio companies or assets can also limit our funds' exit opportunities.

Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

Many of our funds invest a significant portion of their assets in the equity or other securities or instruments of companies located outside the United States, including (in order of concentration as of December 31, 2025) Europe, India, China, Australia, Singapore, Korea, and Malaysia. Investments in non-U.S. securities or companies that are based or have operations in countries outside of the United States, or otherwise generate revenue or have other touchpoints outside of the United States, involve certain factors not typically associated with investing in U.S. companies, including risks relating to:

- currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

- less developed or efficient financial markets, which could lead to price volatility and relative illiquidity;

- the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;

- changes in laws or clarifications to existing laws that could create tax uncertainty;

- a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;

- greater levels of bribery, corruption and politically exposed persons;

- potential exposure to the U.S. Foreign Corrupt Practices Act ("FCPA"), anti-money laundering laws and other laws that prohibit improper payments or offers of payments for commercial bribery purposes or to foreign governments, their officials and other third parties;

- violations of trade sanctions or trade control regimes (including those that are maintained and enforced by U.S. Treasury Department's Office of Foreign Assets Control ("OFAC")) and the potential for the imposition of new or additional tariffs;

- political hostility to investments by foreign or private fund investors, including increased risk of government expropriation;

- reliance on a more limited number of commodity inputs, service providers and distribution mechanisms;

- higher rates of inflation;

- higher transaction costs;

- less government supervision of exchanges, brokers and issuers;

- less developed or non-uniform bankruptcy, limited liability company, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing limited liability structures, potentially causing the actions or liabilities of one fund or portfolio company to adversely impact us or an unrelated fund or portfolio company);

- difficulty in enforcing contractual obligations;

- less stringent requirements relating to fiduciary duties;

- fewer investor protections and less publicly available information about a company;

- limitations on borrowings to be used to fund acquisitions or dividends;

- potential limitations on the deductibility of interest for income tax purposes;

- limitations on permissible transaction counterparties or consolidation rules that effectively restrict the types of businesses in which we may invest;

- economic and political risks, including potential exchange control regulations, restrictions on repatriation of profits on investments or of capital invested, nationalization, expropriation of assets, confiscatory taxation and political, economic or social instability; and

- the imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities and potential non-U.S. tax filing requirements.

For a more detailed discussion of risks specific to China, see "—Changes in China's governmental policies could have an adverse effect on our business and operations."

In addition, restrictions on international trade or the recent or potential further imposition of tariffs may negatively impact investments in non-U.S. companies. See "—Ongoing trade negotiations and the potential for further regulatory reform in the United States and abroad may create regulatory uncertainty for us, our funds and our funds' portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds' portfolio companies." For example, the tax and other authorities in certain countries, including certain EU member states and India, have sought to deny the benefits of income tax treaties or EU directives with respect to withholding taxes on interest and dividends and capital gains of non-resident entities. These various proposals and initiatives could result in an increase in taxes and/or increased tax withholding with respect to our fund investors. Adverse developments along these lines could negatively impact the assets we hold in certain countries or the returns from these assets.

Ongoing trade negotiations and the potential for further regulatory reform in the United States and abroad may create regulatory uncertainty for us, our funds and our funds' portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds' portfolio companies.

In recent years, the United States has altered its approach to international trade policy and, in some cases, renegotiated, or terminated, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. For example, the United States has imposed, or threatened to impose, a series of various tariffs and restrictions on a variety of goods imported into the United States, and, beginning in April 2025, the United States implemented significant new and expanded tariffs, including reciprocal tariffs, on such imported products, with an emphasis on China, Canada, Mexico and the EU. These tariffs, or other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, particularly China.

In addition, the United States has imposed economic sanction programs and export controls targeting Russia and Belarus. The U.S. government has also implemented and expanded a number of economic sanctions programs and export controls that target Chinese entities and nationals on national security grounds and has imposed restrictions on the acquisition of interests in the securities of certain Chinese entities. These initiatives target, for example, China's response to political demonstrations in Hong Kong, China's conduct concerning the treatment of Uighurs and other ethnic minorities in its Xinjiang province and certain Chinese entities designated by the U.S. government as Communist Chinese military companies.

Tensions globally remain elevated and the path of future trade policy and further permanent trade agreements with China or the EU are still unclear. Intensifying rivalries and conflicts in the Asia-Pacific, Middle East, Europe and globally have also created new complexities in the international business environment, including through the imposition of national security-motivated regulatory changes, and protectionist policies by certain countries. Further escalation of the "trade war" or other governmental action related to tariffs or international trade agreements or policies has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and negatively impact the revenues and profitability of companies whose businesses rely on goods imported from or exported to any country impacted by such policies. In addition, tariff increases may negatively impact our suppliers and certain other customers of our funds' portfolio companies, which could amplify the negative impact on our operating results or future cash flows.

Changes in China's governmental policies could have an adverse effect on our business and operations.

Investments in companies with significant Chinese operations can involve a high degree of risk and special considerations that are not always associated with investing in other markets. For example, investing in China may involve a risk of loss due to the imposition of restrictions on foreign investments or repatriation of capital. The Chinese government maintains a major role in setting economic policy, often making sudden changes to laws and regulations, including through the issuance of guidance or enforcement, possibly with retroactive effect. For example, in 2021, the Chinese government changed policies regulating certain industries, including the education and technology sectors, and in 2024, the Chinese government imposed strict export requirements on high-tech products, including semiconductors. While our funds have limited exposure to companies in those industries, the Chinese government could at any time adopt similar measures with respect to any of the multiple sectors across which we invest. Any changes in laws and regulations governing those sectors may reduce opportunities for our funds to make, exit and realize value from, and realize expected returns on, our investments in China. The industries in which our funds invest, and the material risks associated with these respective industries, include:

- *Software*: The Chinese government has enacted cybersecurity laws (including the Cyber Security Law, Data Security Law and Individual Information Protection Law, as well as relevant regulations implementing such laws such as the Regulations on the Administration of Cyber Data Security and the Provisions on Promoting and Regulating Cross-border Data Flows), and the Chinese government may promulgate more detailed guidelines on data localization, data processing, data cross-border transfer and data security compliance for firms that are currently, or plan to be, listed in foreign jurisdictions. Such laws and guidelines may limit options for our funds' exit from such firms.

- *Media and Financial Technology*: The Chinese government has increased scrutiny of, and restrictions on, the media and financial technology industries, including by promulgating rules barring private investments from news gathering and distribution operations or live streaming events that may sway political and public opinion. These restrictions could constrain the operation and profitability of firms in those industries, and therefore, negatively impact our funds' investments in those sectors.

- *Consumer Goods*: China has recently enforced stringent regulations (including the latest amendment to the Juvenile Protection Law, effective on April 26, 2024, and the enactment of the Regulations on the Juvenile Protection in Cyberspace, effective January 1, 2024) "to protect the physical and mental health of minors," including significant limitations on the use of online gaming, private tutoring services and other internet platforms for young adults and teenagers in China, and require real-name registration and usage time limits for underage users. These regulations could constrain the operation and profitability of firms in those industries, and therefore, negatively impact our funds' investments in those sectors.

- *Healthcare*: The Chinese government has been promoting volume-based purchasing of medicine and medical devices and strengthening anti-corruption oversight across the healthcare industry as ways to reduce medical costs for the public. Any such reforms may adversely affect our funds' investments in the Chinese healthcare sector.

- *Artificial Intelligence ("AI")*: China has implemented stringent regulations (including the Interim Measures for the Administration of Generative Artificial Intelligence Services, effective August 15, 2023) to ensure content security and data privacy, including mandatory security assessments and algorithmic filings for AI providers. These regulations could increase compliance burdens and restrict the growth of AI firms, and therefore may negatively affect our funds' investments in the sector.

In addition, certain of our portfolio companies in China implement variable interest entity ("VIE") structures. Instead of directly owning the equity securities of a Chinese company, a VIE enters into service and other contracts with the Chinese company that provide the VIE with economic exposure to it. Although the VIE does not own any of the Chinese company's equity, the contractual arrangements permit the VIE to consolidate it in its financial statements. We invest in VIE structures constructed by our funds' portfolio companies to access foreign capital, which structures replicate foreign investment in Chinese-based companies where, for example, Chinese law prohibits direct foreign investments in the operating companies. Our funds therefore do not directly hold equity interests in the Chinese operating company when a VIE structure is used. With the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies effective from 2023, companies with VIE structures generally must now complete filing procedures with the China Securities Regulatory Commission ("CSRC") for their overseas listings. While such a regulatory shift reflects the Chinese government's recognition of VIE structures, it would also increase the regulatory burden, costs and complexity for such companies seeking access to international capital markets. Furthermore, there is no assurance that the intervention by the Chinese government with respect to VIEs will not happen in the future, including disallowing the structure altogether, which could significantly affect the Chinese operating company's performance and the enforceability of the VIE's contractual arrangements with the Chinese company and result in a decline in the value of our funds' investment.

Further, unlike in many other jurisdictions, the Chinese judiciary is not independent and may not be able to provide effective legal redress challenging Chinese authorities' policy changes. Legal disputes over such policy changes may be subject to the exercise of considerable discretion or influence by Chinese governmental agencies or the governing political party, and factors unrelated to the legal merits of a particular matter may influence their determination. Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon our funds' and their portfolio companies' operation in China. While none of our funds invests exclusively in China and our current investments in companies headquartered, listed or expected to be listed in Mainland China and Hong Kong represent approximately 1% of our AUM, our funds invest in various companies that operate globally, including in China, and thus could be subject to Chinese authorities' policy changes. We also maintain and intend to continue to maintain multiple offices, personnel and investments in various sectors in China. Therefore, the materialization of any of the foregoing risks could have an adverse effect on the financial performance of our portfolio companies that operate in China and thus negatively affect our results of operations, financial condition and cash flow.

Risk management activities may not be successful and, in some cases, may negatively impact the return on our and our funds' investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments (over the counter, or "OTC," and otherwise) to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The scope of risk management activities undertaken by us varies based on the level and volatility of interest rates, the prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. We do not seek to hedge our exposure in all currencies or all investments, which means that our exposure to certain market risks are not limited. The use of hedging transactions and other derivative instruments to offset or reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price. The success of any hedging or other derivative transaction generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into such a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. For various reasons, we may not seek to establish, or be successful in establishing, a perfect correlation between the instruments used in hedging or other derivative transactions and the positions being hedged. An imperfect correlation could prevent us from achieving the intended result and give rise to a loss. Further, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our and our funds' investments because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control or ability to hedge. If our risk management activities are not successful, resulting losses could have a material adverse effect on our results of operations, financial condition and cash flow.

Operational risks, including those associated with our business model, could disrupt our businesses, result in losses or limit our growth.

We operate businesses that are highly dependent on information systems and technology. We rely heavily on a host of computer software and hardware systems, including our financial, accounting and other data processing systems, and on the systems of third-party service providers. In addition to the systems required to monitor most of our funds, certain of our credit funds, for example, are highly dependent on our ability to process and evaluate, on a daily basis, transactions across markets and geographies in a time-sensitive, efficient and accurate manner. As a result, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or experience a security breach, we could suffer financial loss, theft of intellectual property or personally identifiable information, a disruption of our businesses, liability to our funds, regulatory intervention and fines and reputational damage. For example, we face operational risk from errors made in the execution, confirmation or settlement of transactions, as well as errors in recording, evaluating and accounting for them. Our and our third-party service providers' information systems and technology may be unable to accommodate our growth, adequately protect the information of our individual fund investors or address security risks, and the cost of maintaining such systems and technology may increase from our current level. Such a failure to accommodate growth, or an increase in costs related to such information systems and technology, could have a material adverse effect on our results of operations, financial condition and cash flow.

Our growth strategy is based, in part, on the selective development or acquisition of businesses complementary to our business. Such acquisitions have created, as with our acquisitions of Angelo Gordon on November 1, 2023 and Peppertree on July 1, 2025, risks involving the integration of our information technology environments and cybersecurity controls. These risks may arise from any system defects or vulnerabilities or difficulties or other breakdowns or disruptions in connection with the integration of our network environments and security controls. In addition, firms undergoing mergers and acquisitions are often targeted more frequently by cyber criminals due to this period of increased risk.

We are also dependent on an increasingly concentrated group of third-party software vendors that we do not control for hosting solutions and technologies. Outages of and interruptions to third-party software vendors' services have previously resulted in temporary disruptions to our normal operations. A disaster or more significant disruption in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other parts or services used by us, our vendors or third parties with whom we conduct business, including fund administrators, custodians, paying agents and escrow agents, or directly affecting our principal offices, could negatively impact our ability to continue to operate our business without interruption. Our business continuation or disaster recovery programs may not be sufficient to mitigate the harm that could result from such a disaster or disruption, and insurance and other safeguards may only partially reimburse us for our losses, if at all. Furthermore, we utilize cloud applications and services for the asset management business, and such applications and systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, pandemics, terrorism, war and telecommunication and electrical failures. Any disruption in the operation of the information systems and technology or cloud applications and services on which we rely could negatively impact our business.

Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely on the reasonably secure processing, storage and transmission of confidential and other sensitive information in our computer systems and networks, and those of our service providers and their vendors. We are subject to various risks and costs associated with the collection, handling, storage and transmission of personally identifiable information and other sensitive information, including those related to compliance with U.S. and foreign data collection, privacy laws and other contractual obligations, as well as those associated with the compromise of the systems processing such information. In the ordinary course of our business, we collect and store a range of data, including our proprietary business information and intellectual property, and personally identifiable information about our employees, our fund investors and other third parties, in our cloud applications and on our networks, as well as our service providers' systems. The secure processing, maintenance and transmission of this information are critical to our operations. We, our service providers and their vendors face various security threats on a regular basis, including ongoing cybersecurity threats to and attacks on our and their information technology infrastructure that are intended to gain access to our information, destroy or modify data or disable, degrade or sabotage our systems. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. There has been an increase in the frequency, sophistication and ingenuity of the data security threats we and our service providers face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent. Further, cyber-attacks and other security threats have become increasingly complex as a result of the emergence of new technologies, such as tools that harness generative AI and other machine learning techniques, which are able to identify and target new vulnerabilities in information technology systems. As a result, we may face a heightened risk of a security breach or disruption with respect to confidential information resulting from an attack by computer hackers, foreign governments or cyber terrorists.

Our computer systems, software and networks may be vulnerable to unauthorized access, theft, misuse, computer viruses or other malicious code, including malware, and other events that could have a security impact, and our ability to monitor our service providers' information systems may be limited or more difficult because we may not have direct access. Modifying or adjusting such protective measures may require increased allocation of our resources. We may be the target of more advanced and persistent attacks because, as an alternative asset manager, we hold a significant amount of confidential and sensitive information about, among other things, our fund investors, portfolio companies and potential investments. We may also be exposed to a more significant risk if these acts are taken by state actors. Any of the above cybersecurity threats, fraudulent activities or security breaches suffered by our service providers and their vendors could also put our confidential and sensitive information at risk or cause the shutdown of a service provider on which we rely. We and our employees have been and expect to continue to be the target of fraudulent calls and emails, the subject of impersonations and fraudulent requests for money, including attempts to redirect material payment amounts in a transaction to a fraudulent bank account, and other forms of spam attacks, phishing or other social engineering (including through the use of AI), ransomware or other events. Cyber-criminals may attempt to redirect payments made at the closings of our investments to unauthorized accounts, which we or the services providers, such as paying agents and escrow agents, may be unable to detect or protect against. In addition, some of our employees have fully-remote or hybrid work arrangements, which may increase our vulnerability to cyber and other information technology risks. There has also been a significant increase in malicious cyber activity involving ransomware, extortion and business email compromise. Ongoing global conflicts have likewise exacerbated these risks due to the scale of related offensive cyber-attacks that could directly, indirectly or inadvertently impact business far removed from the battlefield. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by others, including by our service providers. If successful, such attacks and criminal activity could harm our reputation, disrupt our business, cause liability for stolen assets or information and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely heavily on our back office information technology infrastructure, including our data processing systems, communication lines and networks. Our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. Further, we are dependent on third-party service providers, including fund administrators, among others, for hosting hardware, software and data processing systems that we do not control. We also rely on third-party service providers for certain aspects of our businesses, including for certain information systems, technology and administration of our funds and compliance matters. While we perform risk assessments on our third-party providers, our reliance on them and their potential reliance on other third-party service providers removes certain cybersecurity functions from outside of our immediate control, and cyber-attacks on our third-party service providers could adversely affect us, our business and our reputation. Any interruption or failure of our or our service providers' information technology infrastructure could result in our inability to provide services to our clients, other disruptions of our business, corruption or modifications to our data and fraudulent transfers or requests for transfers of money or the inability to demonstrate compliance with legal requirements. Further consequences could include liability for stolen assets or information, increased cybersecurity protection, computer forensics expenses, insurance costs and litigation. We expect that we will need to continue to upgrade and expand our back-up procedures and capabilities in the future to avoid disruption of, or constraints on, our operations. We may incur significant costs to further upgrade our data processing systems and other operating technology in the future.

New technologies also continue to develop, including AI. AI is developing at a rapid pace and becoming more accessible. As a result, the use of such new technologies by us and our service providers can present additional known and unknown risks, including, among others, the risk that confidential information may be stolen, misappropriated or disclosed and the risk that we and/or service providers may rely on incorrect, unclear or biased outputs generated by such technologies, any of which could have an adverse impact on us and our business. See "—Artificial intelligence and other machine learning techniques could increase competitive, operational, legal and regulatory risks to our businesses in ways that we cannot predict."

Our technology, data and intellectual property and the technology, data and intellectual property of our funds' portfolio companies are also subject to a heightened risk of theft or compromise to the extent that we or our funds' portfolio companies engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, we and our funds' portfolio companies may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact us, our funds and their investments.

A significant actual or potential theft, loss, corruption, exposure or fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data could occur, as a result of third-party actions, employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data. If such a theft, loss, corruption, exposure, use or misuse of data were to occur, it could result in significant remediation and other costs, fines and litigation and regulatory actions against us by (i) the U.S. federal and state governments, (ii) the EU, U.K. or other jurisdictions, (iii) various regulatory organizations or exchanges and (iv) affected individuals, as well as significant reputational harm.

Cybersecurity has become a top priority for regulators in the United States and around the world, and cybersecurity laws and regulations are developing rapidly. For example, in December 2023, the SEC's new cybersecurity rules became effective requiring public companies to publicly disclose material cybersecurity incidents and periodic disclosure of a registrant's cybersecurity risk management, strategy and governance in annual reports. The SEC has also adopted changes to Regulation S-P, which requires, among other things, that investment companies, broker-dealers and SEC-registered investment advisers notify affected individuals of a breach involving their personal financial information within 30 days of becoming aware that it occurred. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information and other sensitive information, including, without limitation, the General Data Protection Regulation (Regulation (EU) 2016/679) (the "GDPR") in the EU and the U.K. GDPR and Data Protection Act 2018 in the U.K. (the "U.K. Data Protection Act"), comprehensive U.S. state privacy laws enacted in California, Texas and other states as well as laws in Australia, Cayman Islands, Hong Kong, India, Korea, Japan, Dubai, Abu Dhabi and Singapore. Some jurisdictions in which we operate, including China, have also passed cybersecurity laws that impose data sovereignty restrictions and require the localization of certain information within the jurisdiction. We believe that additional similar laws will be adopted in other jurisdictions in the future, further expanding the regulation of data privacy and cybersecurity. Such laws and regulations strengthen the rights of individual data subjects, mandate stricter controls over the processing of personal data by both controllers and processors of personal data and impose stricter sanctions with substantial administrative fines and potential claims for damages from data subjects for breach of their rights, among other requirements. Some jurisdictions, including each of the U.S. states, U.S. federal laws, the EU through the GDPR and the U.K. through the U.K. Data Protection Act, have also enacted laws requiring companies to notify individuals and data protection regulators of data security breaches involving certain types of personally identifiable information, which creates regulatory complexity and requires heightened internal processes and incident response planning. We devote resources to and monitor and enhance our information security and data privacy procedures and controls in an effort to comply with evolving cybersecurity and data privacy regulation. We or our funds' portfolio companies may incur substantial costs to comply with changes in such laws and regulations and may be unable to adapt to such changes in the necessary timeframe and/or at reasonable cost. Furthermore, if we fail to comply with the applicable laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our fund investors and clients to lose confidence in the effectiveness of our security and privacy measures.

Our funds' portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these systems could negatively impact the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a nation-state or terrorist attack or security breach than other assets or businesses. Such an event could negatively impact our investment or assets of the same type or require portfolio companies to increase preventative security measures or expand insurance coverage.

The materialization of one or more of these risks could impair the quality of our and our funds' operations, harm our reputation, materially and adversely impact our businesses and limit our ability to grow.

Artificial intelligence and other machine learning techniques could increase competitive, operational, legal and regulatory risks to our businesses in ways that we cannot predict.

The use of AI by us and others, and the overall adoption of AI throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our businesses. There is substantial uncertainty about the extent to which AI will result in dramatic changes throughout the world, and we may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. These changes could potentially disrupt, among other things, our business models, the investments our funds make, investment strategies, operational processes and our ability to identify and hire employees. Some of our competitors may be more successful than us in the development and implementation of new technologies, including services and platforms based on AI, to address investor demands or improve operations. If we are unable to adequately advance our capabilities in these areas, or do so at a slower pace than others in our industry, we may be at a competitive disadvantage.

If the data we, or third parties whose services we rely on, use in connection with the possible development or deployment of AI is incomplete, inadequate or biased in some way, the performance of our products, services and businesses could suffer. In addition, we analyze data through different means, including manual reviews, automated rules as well as the use of AI to better manage our business. Recent technological advances in AI both present opportunities and pose risks to us. Data in technology that uses AI may contain a degree of inaccuracy and error, which could result in flawed algorithms in various models used in our businesses. The volume and reliance on data and algorithms also make AI more susceptible to cybersecurity threats, including data poisoning and the compromise of underlying models, training data or other intellectual property. Our personnel or the personnel of our service providers could, without being known to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. This could reduce the effectiveness of AI technologies and adversely impact us and our operations to the extent that we rely on work product created by AI with or without human intervention or involvement.

There is also a risk that AI may be misused or misappropriated by our employees or third parties we engage. For example, a user may input confidential information, including material non-public information or personally identifiable information, into unauthorized AI applications, resulting in the information becoming a part of a dataset that is accessible by third-party technology applications and users, including our competitors. Further, we may not be able to control how third-party AI that we choose to use is developed or maintained, or how data we input is used or disclosed, even where we have sought contractual protections with respect to these matters. See "—We and our funds are subject to risks in using third-party service providers, including administrators, custodians, executing brokers, prime brokers and other agents." The misuse or misappropriation of our data could have an adverse impact on our reputation and could subject us to legal and regulatory investigations or actions or create competitive risk.

In addition, the use of AI by us or others may require compliance with legal or regulatory frameworks that are not fully developed or tested, and we may face litigation and regulatory actions related to our use of AI. There has been increased scrutiny, including from global regulators, regarding the use of data, diligence of data sets and oversight of data vendors. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny and legal developments. See "— Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow."

We and our funds are subject to risks in using third-party service providers, including administrators, custodians, executing brokers, prime brokers and other agents.

We and many of our funds depend on the services of administrators, custodians, prime brokers and other agents and third-party service providers to carry out certain securities transactions and other business functions. Errors and mistakes made by these third parties may be attributed to us and subject us or our fund investors to reputational damage, penalties or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Furthermore, in the event of the insolvency of a custodian and/or prime broker, our funds may be unable to recover equivalent assets in full as they will rank among the custodian's and prime broker's unsecured creditors in relation to assets it borrows, lends or otherwise uses. In addition, a custodian or prime broker may not segregate our funds' cash from its own cash, and our funds therefore may rank as unsecured creditors in relation to that cash. The inability to recover assets from the custodian or prime broker could have a material adverse effect on our and our funds' results of operations, financial condition and cash flow. Counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing. Many of our funds have credit facilities, and if a lender under one or more of these credit facilities were to become insolvent, we could have difficulty replacing the credit facility and one or more of our funds may face liquidity problems.

The counterparty to one or more of our or our funds' contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large market participant could lead to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we and our funds may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

The consolidation and elimination of counterparties may increase our concentration of counterparty risk. Our funds generally are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty.

Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.

As we have expanded and continue to expand the number and scope of our activities, we increasingly confront actual, potential or apparent conflicts of interest relating to our funds' investment activities. The following discussion describes certain of these actual, potential or apparent conflicts of interest and how we intend to manage them. If we are unable to successfully manage conflicts of interest relating to our funds' investment activities, fund investors may decrease their commitments to future funds or redeem their investments in certain of our funds, including our open-ended funds and perpetual capital vehicles, we could be subject to lawsuits or regulatory enforcement actions or we could face other adverse consequences and reputational harm, all of which could cause our and our funds' performance to suffer and thus adversely affect our results of operations, financial condition and cash flow. The following summary is not intended to be an exhaustive list of all actual, potential or apparent conflicts or their potential consequences. Identifying potential conflicts of interest is complex and fact-intensive, and it is not possible to foresee every conflict of interest that will arise.

Allocation Procedures and Principles. Conflicts of interest exist regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us, our funds and our funds' portfolio companies. Certain inherent conflicts of interest arise from the fact that:

- we provide investment management services to more than one fund;

- our funds often have overlapping investment strategies and objectives, including co-investing funds and funds that invest alongside other funds; and

- we could choose to allocate an investment to more than one fund or to allocate an entire investment opportunity to a single fund when the "duty to offer" provisions in our fund documents are not determinative of allocation.

An allocation decision could result in a single fund being allocated an entire investment opportunity, or in multiple funds sharing an investment opportunity. Our allocation committee employs principles that we determine in good faith to be fair and reasonable. In addition, as described below under "—Information barriers," certain funds are behind an information barrier and would generally not be allocated an opportunity sourced by an investment platform on the other side of the information barrier.

We expect our allocation principles, and procedures more generally, to change over time, including during the commitment periods of our funds. The application of our allocation principles is a fact-intensive exercise, and in some cases, one single factor may outweigh the other considerations. While we base our allocation decisions on the information available to us at the time, this information could prove, in retrospect, to be incomplete or otherwise flawed.

In making an allocation decision, additional potential conflicts of interest arise. Specifically, because our funds have different fee, expense and profit-sharing structures, we have an incentive to allocate an investment opportunity to the fund that would generate higher management fees or performance allocations. In addition, our professionals will generally participate indirectly in investments made by the funds in which they invest as a result of commitments to upper-tier entities. We do not explicitly take such considerations into account in making allocation decisions and expect that our procedures and principles will help mitigate the risk that these incentives implicitly influence our allocation decisions.

Conflicts of interest may also arise in the determination of what constitutes fund-related expenses and the allocation of such expenses between the funds we manage and us. When a fund co-invests alongside our other funds in an investment, we generally expect to allocate the fees and expenses incurred in connection with such investment to the participating investment vehicles in proportion to the relative amounts invested in such investment, or on such other basis determined to be fair and equitable, subject to certain legal, regulatory, tax and other considerations. However, if the transaction is abandoned or otherwise ultimately not consummated, we will seek to allocate the fees and expenses incurred in connection with such a "broken deal" among the fund and other investment vehicles that were considering the investment using our best judgment and based on the expected participation levels of the investing funds and/or accounts. This judgment is necessarily subjective, especially when a transaction is terminated at an early stage. When we abandon an opportunity, absent a factual development to the contrary, we will allocate the fees and expenses for such transaction to such fund or funds. As with our other allocation decisions, our allocation procedures and principles are designed to help mitigate the risk that financial incentives implicitly influence the allocation of broken deal fees and expenses.

Many of our fund documents give us the flexibility to offer fund investors, senior advisors or other third parties (including TPG, TPG-affiliated entities and investors in other funds) the opportunity to invest alongside our funds, or "co-invest," in an investment a fund is making either directly or through a TPG-controlled vehicle established to invest in one or more co-investment opportunities. Our fund documents typically do not mandate specific allocations with respect to co-investments. Our funds' investment advisers have an incentive to provide potential co-investment opportunities to certain investors or to certain funds, such as our perpetual capital vehicles, in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor's overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations than would arise if such co-investment opportunities were allocated otherwise.

Shared investments. We expect more than one of our funds to make investments in the same portfolio company in many cases. In such cases, the funds will often co-invest in lockstep, with both funds making and exiting the shared investment at the same time and on substantially the same terms. In some situations, however, the funds will have different entry and/or exit timing in the same portfolio company, acquire the same or different security or extend credit on different terms or acquire, originate or otherwise make investments in different parts of a portfolio company's capital structure. See "—Investing throughout the corporate capital structure" below. In these cases, each fund's views of the investment and its interests may diverge. This could cause one fund to dispose of, increase its exposure to or continue to hold the investment at a time when the other fund has taken a different approach. As a result, the actions of one fund could affect the value of the other fund's investment. For instance, a sale by a fund of its investment below "par" could put downward pressure on the value of the remaining fund's interest. Additionally, in certain circumstances, our investment professionals overseeing an investment for one fund may be, as a result of information barriers, unaware of, or otherwise prohibited from acting on or disclosing, information obtained while dealing with another's fund investment in the same portfolio company, even though such action or disclosure could be in a fund's, or our, interests (e.g., when a TPG fund holds an interest in a portfolio investment that goes into bankruptcy or reorganization, becomes insolvent or otherwise experiences financial distress or is unable to meet its payment obligations). See "—Information barriers" below.

Investing throughout the corporate capital structure. Our funds invest in a broad range of asset classes throughout the corporate capital structure, including loans and debt securities, preferred equity securities and common equity securities. In certain cases, we may manage separate funds that invest in different parts of the same company's capital structure or one fund may lend to a company in which another fund holds an equity stake. As our number and range of products grows, the frequency of such conflicts may increase. Decisions taken by one fund in these circumstances to further its interests may be adverse to the interests of another fund. In those cases, the interests of our funds may not be aligned, which could create actual or potential conflicts of interest or the appearance of such conflicts. In addition, when such conflicts of interest arise between the holders of different types of investments as to what actions the relevant investment should take, the ability of the general partner to take actions in the best interest of the relevant fund may be impaired. We may also invest in portfolio investments of our funds, including on a temporary basis while warehousing investments on behalf of a fund or on a permanent basis (e.g., in connection with an establishment of a specific business). Such activities may result in actual or perceived conflicts of interest, including on a more pronounced basis in light of us being invested in a different level of the capital structure of an investment as compared to a fund. We will at times take steps to reduce potential conflicts of interest, including by causing a fund to take certain actions that, in the absence of such conflict, it would not take (or abstain from taking certain actions it would otherwise take). Any such steps could have the effect of benefiting one fund, or the Company, at the expense of another fund.

Competition and conflicts among TPG businesses. Given the breadth of our portfolio across platforms, our funds often invest in a competitor or customer of, or service provider or supplier to, a portfolio company of another fund, which could give rise to a variety of conflicts of interest. For example, a fund or its portfolio company may take actions for commercial reasons that have adverse consequences for another fund or its portfolio company, such as seeking to increase its market share at the portfolio company's expense (as a competitor), withdrawing business from the portfolio company in favor of a competitor that offers the same product or service at a more competitive price (as a customer), increasing prices in lockstep with other enterprises in the industry (as a supplier) or commencing litigation against the fund portfolio company (in any capacity). Notwithstanding the foregoing risks, our funds are under no obligation to take any action or refrain from taking any action to prevent or mitigate any losses by another fund or to take into account another fund's interests in advising their portfolio companies or otherwise managing their assets.

Possession of material non-public information. Our funds, investment platforms and people regularly obtain non-public information regarding target companies and other investment opportunities. Prior to our acquisition of Angelo Gordon, we did not maintain permanent information barriers among our businesses. Following the acquisition, we have created an information barrier between our historical TPG business and the Credit platform and certain Real Estate products. For more information, see "—Information barriers" below. However, we do not currently maintain permanent information barriers among the businesses on the same side of the information barrier and generally impute non-public information received by one investment team to all other investment professionals on the same side of an information barrier, including all of the personnel who make investments for our funds. In the event that any of our funds or people obtain confidential or material non-public information, we and our funds may be restricted in acquiring or disposing of investments. Notwithstanding the maintenance of restricted securities lists and other internal controls, the internal controls relating to the management of material non-public information could fail and result in us, or one of our people, buying or selling a security while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could negatively impact our reputation, result in the imposition of regulatory or financial sanctions and, consequently, negatively impact our ability to provide investment management services to our funds and clients. In limited circumstances, we may erect temporary information barriers to restrict the transfer of non-public information, which limit our funds' abilities to benefit from our expertise and could be breached, resulting in the same restrictions on their investment activities.

Information barriers. While we generally allow for information to flow freely among many of our investment platforms, we place certain businesses behind information barriers. Currently, for example, the Credit platform and certain Real Estate products are on the other side of an information barrier from the rest of our investment platforms. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our funds' investment activities. In addition, our information barriers may not be effective in accomplishing their stated purpose and/or they may otherwise adversely affect the ability of our funds to effectively achieve their investment objectives by unduly limiting the investment flexibility of the funds and/or the flow of otherwise appropriate information between businesses. For example, in some instances, certain of our personnel may be unable to assist with the activities of a fund as a result of these information barriers. As a result of having an information barrier, information that could benefit a fund might become restricted to those other respective businesses and otherwise be unavailable to such fund. Further, we could be required by certain regulations, or decide that it is advisable, to establish additional permanent information barriers, which would further reduce our ability to share information internally, limit management's ability to manage our investments and reduce potential synergies across our businesses. The establishment of information barriers may also lead to operational disruptions and result in restructuring costs, including costs related to hiring additional personnel as existing investment professionals are allocated to either side of a barrier.

Broker-dealer and other affiliated service providers. TPG Capital BD, is an affiliate of ours that is a broker-dealer registered with the SEC and a member of FINRA. TPG Capital BD performs services that include those described below. See "—Our broker-dealer's capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow." We expect the types of capital markets services we provide to evolve in light of market developments and industry trends.

TPG Capital BD and related entities typically receive compensation for the services we provide in connection with these capital markets activities. Depending on the nature of the transaction, the fund, the portfolio company or other parties to the transaction will pay the fee to TPG Capital BD or a related entity. In many cases, subject to a fund's governing documents, compensation we receive for providing capital markets services will not offset the management fee or require the consent of investors or any advisory committee.

While we believe that our internal capital markets capabilities help maximize value for our funds, our ability to utilize TPG Capital BD or a related entity in connection with the foregoing transactions gives rise to conflicts of interest. In general, we have an incentive to retain, or to exercise our control or influence over a portfolio company's management team or other participant so that it retains, TPG Capital BD (or a related entity) or otherwise transacts with TPG Capital BD instead of other unaffiliated broker-dealers or counterparties. For instance, TPG Capital BD (or a related entity) could take the place of an investment bank in a syndicate underwriting a securities offering or debt placement or act as the sole or lead financial institution on a transaction instead of a third-party bank. When involved in a particular transaction, TPG Capital BD (or a related entity) has the incentive to seek higher fees or other favorable terms from a fund, the portfolio company or other counterparties, as well as to structure a transaction so that it benefits certain fund investors or other third parties that are of strategic importance. For example, TPG Capital BD (or a related entity) could influence the placement of a portfolio company's securities or debt instruments so that investors who are sizeable investors in multiple of our funds or who pay TPG Capital BD (or a related entity) a placement fee receive an allocation ahead of others. TPG Capital BD (or a related entity) could likewise place such securities or instruments with another fund or vehicle (and receive compensation for such placement), which would give rise to similar and additional conflicts. Similarly, we could place with a fund (and receive compensation for such placement) securities or instruments related to a portfolio company of one or more other funds. To the extent that our capital markets professionals face competing demands for their time and attention, we have an incentive to devote our limited capital markets resources to portfolio companies and transactions that would generate the highest fee for TPG Capital BD (or related entities). Our employees who provide capital markets services are under no obligation to prioritize the interests of a fund or its investors in determining how to allocate their time across various projects within our firm.

Potential conflicts of interest in connection with co-investments between our private funds and our Registered Closed-End Management Investment Companies. The registered closed-end management investment companies we manage are permitted to co-invest in portfolio companies with each other and with affiliated investment funds pursuant to an SEC Order (the "Co-Investment Exemptive Order"). The different investment objectives or terms of such funds may result in a potential conflict of interest, including in connection with the allocation of investments between the funds made pursuant to the Co-Investment Exemptive Order. Investing pursuant to the Co-Investment Exemptive Order may limit the ability of our funds to make certain investments, or take actions with respect to particular investments, they otherwise may have made, and subjects us to additional compliance and regulatory risk. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us, our funds and their portfolio companies.

Potential performance allocation-related conflicts. Since the amount of performance allocations allocable to our funds' general partners depends on such fund's performance, we have an incentive to recommend and, as the general partner, cause our funds to make more speculative investments than they would otherwise make in the absence of such performance allocation. We may also have an incentive to cause a fund, as its general partner, to dispose of investments at a time and in a sequence that would generate the most performance allocations, even if it would not be in the fund's interest to dispose of the investments in that manner. Further, capital gain in respect of a general partner's distributions of performance allocations from certain of our funds is treated as short-term capital gain unless the fund holds the relevant investment for more than three years, as opposed to the general rule that capital gain from the disposition of investments held for more than one year is treated as long-term capital gain. This creates an incentive to cause the fund to hold investments for longer periods in order for any gain from their dispositions to qualify for capital gain treatment under the performance allocation rules, even if it would be in the fund's interest to hold the investments for shorter periods. Consequently, conflicts of interest arise in connection with investment decisions, including regarding the identification, making, management, disposition and, in each case, timing of a fund's investments, and we may not realize the most tax efficient treatment of our performance allocations generated by all of our funds going forward.

In addition, since our investment professionals have an interest in the performance allocations made by our funds, our investment professionals may have an incentive to recommend investments and realizations that maximize the amount of performance allocations rather than management fees. Further, because Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., and Tarrant Remain Co III, L.P. are entitled to a portion of our funds' performance allocations, we, in certain circumstances, will have less of an interest in such performance allocations than our investment professionals who also hold equity interests in RemainCo. Similarly, because our senior leadership team holds equity interests in RemainCo, they may have an incentive to recommend that we allocate investments to certain funds or create new funds in which RemainCo holds a higher share percentage of performance allocations, which may be contrary to our interests.

Use of subscription line facilities by our funds. Most of our funds obtain subscription line facilities to, among other things, facilitate investments and finance operations. Our funds' subscription line facilities generally allow revolving borrowings up to a specified principal amount that is determined based in part on the relevant fund's capital commitments and the lenders' assessment of the creditworthiness of its investors, and subscription line facilities are typically secured by pledges of the general partner's right to call capital from, and receive amounts funded by, the funds' investors. Subscription line facilities may be entered into on a cross-collateralized basis with the assets of the funds' parallel funds, certain other funds and their respective alternative investment vehicles and allow borrowings by portfolio companies or other investment entities. The applicable entities party to the subscription line facility may be held jointly and severally liable for the full amount of the obligations arising out of such facility. If a fund obtains a subscription line facility, the fund's working capital needs will, in most instances, be satisfied through borrowings under the subscription line facility. As a result, capital calls are expected to be conducted in larger amounts on a less frequent basis in order to, among other things, repay borrowings and related interest expenses due under such subscription line facilities.

We have incentives to engage in fund-level borrowing notwithstanding the expense and risks that accompany it. For example, we may present certain performance metrics in a fund's periodic reports and marketing materials. These performance metrics measure investors' actual cash outlays to, and returns from, our funds and thus depend on the amount and timing of investor capital contributions to the fund and fund distributions to its investors. To the extent that a fund uses borrowed funds in advance or in lieu of calling capital, investors make correspondingly later or smaller capital contributions. Also, borrowing to make distributions of proceeds from an investment enables fund investors to receive distributions earlier. As a result, the use of borrowed funds generally results in the presentation of higher performance metrics than simply calling capital, even after accounting for the attendant interest expense.

Fund-level borrowing can also affect the preferred return fund investors receive and the performance allocations the general partner receives, as preferred return and performance allocations generally depend on the amount and timing of capital contributions and distributions of proceeds. In particular, the preferred return generally begins to accrue after capital contributions are due (regardless of when the fund borrows, makes the relevant investment or pays expenses) and ceases to accrue upon return of these capital contributions. Borrowing funds to shorten the period between calling and returning capital limits the amount of time the preferred return will accrue. Since we do not pay preferred returns on funds borrowed in advance or in lieu of calling capital, fund level borrowing will therefore reduce the amount of preferred return to which the fund investors would otherwise be entitled had we called capital.

Conflicts of interest with our partners, directors, senior advisors, professionals or business partners could damage our reputation and negatively impact our business.

Our arrangements with our partners, directors, senior advisors, professionals and business partners could give rise to additional conflicts of interest. The following discussion describes certain of these actual, potential or apparent conflicts of interest and how we intend to manage them. If we are unable to successfully manage conflicts of interest relating to arrangements with our partners, directors, senior advisors, professionals or business partners, fund investors may decrease their commitments to future funds, we could be subject to lawsuits or regulatory enforcement actions or we could face other adverse consequences and reputational harm, all of which could cause our and our funds' performance to suffer and thus adversely affect our results of operations, financial condition and cash flow. The following summary is not intended to be an exhaustive list of all conflicts or their potential consequences. Identifying potential conflicts of interest is complex and fact-intensive, and it is not possible to foresee every conflict of interest that will arise.

Potential conflicts of interest with our personnel, partners, directors or senior advisors. One or more committees of our board of directors, excluding any directors who may have an interest or involvement, will review and address, as appropriate, certain actual or perceived conflicts of interest involving, among others, our executive officers or directors. Other than as may be provided in the non-competition, non-solicitation and confidentiality obligations contained in employment or other agreements with our personnel, our partners, directors and senior advisors are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us or our funds' portfolio companies. Although we generally have such agreements with our personnel, there can be no guarantee they would be enforceable in all cases, particularly as U.S. states and/or federal agencies enact legislation or adopt rules aimed at effectively prohibiting non-competition agreements. For example, in April 2024, the U.S. Federal Trade Commission ("FTC") issued a final rule that generally prohibits post-employment non-compete clauses (or other clauses with comparable effect) in agreements between employers and their employees. Although legal challenges to the FTC's non-compete rule were successful at the trial court level and the FTC has abandoned its efforts to enforce a blanket federal ban, its recent enforcement actions and announced initiatives indicate the FTC will continue targeted enforcement against overly broad non-compete clauses and related market restraints. Further, in 2023, legislation that would ban post-employment non-compete agreements was introduced in New York, but subsequently vetoed by the Governor. Similar legislation is likely to be reintroduced in the future and, if enacted, would likely prohibit some or all post-employment non-compete provisions in employment agreements. In recent years, several states enacted legislation impacting non-compete enforceability, including complete bans of non-competes as well as industry-specific legislation. Several other states have proposed similar legislation that is currently pending. Such legislation could impact our ability to enforce such non-compete agreements with our employees. We may also face costly litigation if we seek to enforce these types of agreements.

Our code of conduct and ethics contains a conflicts of interest policy that provides that directors and officers must strive to identify and avoid conflicts of interest with us. Additionally, our related person transactions policy requires the review and approval by one or more committees of our board of directors, excluding any directors who may have an interest or involvement, of certain transactions involving us and our directors, executive officers, 5% or greater stockholders and other related persons as defined under the policy. Notwithstanding these policies, potential or perceived conflicts could lead to investor dissatisfaction, harm our reputation or result in litigation or regulatory enforcement actions.

In addition, senior advisors are not employees and thus are generally not subject to restrictions and conditions that relate specifically to our employees and affiliates. Senior advisors often make personal investments in portfolio companies alongside our funds, and our funds are not prohibited from investing in portfolio companies in which senior advisors hold existing material investments. In the event that a senior advisor co-invests alongside such fund in any portfolio company, such fund will likely bear up to all of the costs and expenses related to such co-investment by the senior advisor, including the costs and expenses related to the establishment and operation of any co-investment vehicle through which the senior advisor invests. Similarly, our funds may co-invest in portfolio companies alongside funds that senior advisors manage or invest in portfolio companies in which such funds have an existing material investment. We believe that the expertise of all of our senior advisors benefits our funds. However, conflicts of interest or the appearance of such conflicts may arise in connection with investment decisions for funds in which our partners and senior advisors, are personally invested. For example, we typically determine a senior advisor's compensation even when our funds or their portfolio companies ultimately pay or reimburse us for such compensation. Our close business or personal relationships with certain senior advisors decreases our incentive to negotiate for lower compensation. Moreover, the appropriate level of compensation for a senior advisor can be difficult to determine, especially if the expertise and services he or she provides are unique and/or tailored to the specific engagement. Similarly, these unique and/or tailored specific engagements with our senior advisors can be difficult to manage. See "—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business."

Activities and compensation of our operation and business building professionals. We engage operations and business building professionals to assist our investment team in creating value in our portfolio. We determine in our discretion and subject to applicable law whether to engage a professional as an employee or as a consultant. Professionals engaged as consultants may become employees, and likewise employees may become consultants. Our determination of whether to engage a professional as an employee or a consultant can give rise to conflicts of interest because, in general, except with respect to certain in-house, foreign office and specialized operational services provided to certain funds, we bear the compensation costs for our employees whereas compensation costs for consultants could be paid by us, a fund or a portfolio company, as described above. Where an operations professional performs specialized operational services for a fund or portfolio companies, we are often reimbursed for the costs of those services, regardless of whether the professional providing the service is our employee or a consultant.

Strategic business partners and operators. We have also formed and expect to continue to form relationships with third-party strategic partners and operators so that our funds can take advantage of their expertise, often in particular industries, sectors and/or geographies. These strategic partners and operators often have close business relationships with us and provide services that are similar to, and that may overlap with, services we provide to our funds, including sourcing, conducting due diligence on or developing potential investments, as well as structuring, managing, monitoring and disposing of investments. We determine the compensation of our strategic partners and certain of our operators on a case-by-case basis, which creates a conflict of interest in that we have an incentive to structure compensation under strategic business partnerships so that the fund (and hence its investors) bears the costs (directly or indirectly) instead of us. In addition, as with senior advisors, our close business relationship with a strategic partner decreases our incentive to negotiate for their lower compensation.

Interest of our professionals in our funds. Our professionals generally participate indirectly in investments made by our funds. While we believe this helps align the interests of our professionals with those of the funds' other investors and provides a strong incentive to enhance fund performance, these arrangements could also give rise to conflicts of interest. For example, our professionals have an incentive to influence the allocation of an attractive investment opportunity to the fund in which they stand to personally earn the greatest return, although the involvement of a substantial number of professionals in our investment review process mitigates this. Some of our professionals also have personal investments in entities that are not affiliated with us, such as funds managed by other sponsors that may be competing for the same investment opportunities or acquire an investment from, or dispose of an investment to, one of our funds, which likewise gives rise to conflicts of interest.

Because members of our senior leadership team own a significant economic interest in us primarily through other entities, conflicts of interest may arise between them and holders of shares of our Class A common stock or us.

As of February 12, 2026, members of our senior leadership team indirectly own approximately 26% of the outstanding Common Units and, together with our other partners and professionals, the Promote Units. They hold substantially all of their economic interest in the TPG Operating Group primarily through TPG Partner Vehicles (rather than through ownership of shares of our Class A common stock), and for each Common Unit owned, they own one share of our Class B common stock. Further, GP LLC has, prior to the Sunset (as defined herein), the right to vote our Class B common stock and therefore holds the significant majority of the combined voting power of our common stock. As a result of their indirect economic interest in us, the members of our senior leadership team may have interests that do not align with, or that conflict with, those of the holders of Class A common stock or with us, and conflicts of interest may arise among such members of our senior leadership team, on the one hand, and us and/or the holders of our Class A common stock, on the other hand. For example, members of our senior leadership team have different tax positions from Class A common stockholders, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the members' tax considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service ("IRS") makes audit adjustments to the TPG Operating Group's federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from the TPG Operating Group partnership. If, as a result of any such audit adjustment, the TPG Operating Group partnership is required to make payments of taxes, penalties and interest, the partnership's cash available for distributions to us may be substantially reduced. We have agreed with GP LLC that the TPG Operating Group partnership will not make any elections that would result in the IRS pursuing the partners of such partnerships for such taxes owed for periods ending on or prior to December 31, 2021 without consent of (i) a majority of the holders of Common Units and (ii) TPG Group Holdings.

Certain of our funds employ special situation and distressed debt investment strategies that involve significant risks.

Certain of our investment funds, in particular certain of our credit funds, invest in companies with weak financial conditions, poor operating results, substantial financial needs, negative net worth, special competitive problems and/or securities that are illiquid, distressed or have other high-risk features, including business entities contemplating or involved in bankruptcy or other reorganization and liquidation proceedings. Some of these investments are bespoke instruments designed to assist these entities in avoiding bankruptcy or to facilitate out-of-court restructurings and thus may not be widely traded or have any recognized or observable market value. In any of these situations, it may be difficult to obtain complete, accurate information as to the exact financial and operating conditions of these companies, increasing the risks associated with such investments. Additionally, the fair values of these investments are subject to unanticipated, abrupt and erratic changes and market movements, and may be susceptible to significant price volatility if they are publicly traded securities and to significant uncertainty in general if they are not publicly traded securities. A fund's exposure to any such investment may be substantial in relation to the relevant market for the investment, and therefore the assets are likely to be illiquid and difficult to sell or transfer. In addition, it is possible the market may never reflect what our funds believe to be the intrinsic value of an investment, or take a substantial period of time to do so, further complicating the ability to exit the investment.

A central feature of our funds' investment strategy is our ability to effectively anticipate the occurrence of certain corporate events, such as debt and/or equity offerings, restructurings, reorganizations, mergers, takeover offers and other transactions, that we believe will improve the condition of the business. Similarly, we perform significant analysis of a target's capital structure, operations, industry and ability to generate income, as well as market valuation of the target and its debt, and develop a strategy with respect to a particular investment based on such analysis. In furtherance of that strategy our funds seek to identify the best position in the capital structure in which to invest. The success of any investment strategy will turn on, among other factors, whether the actual form, timing and outcome of a corporate event deviates from our expectations, or whether our analysis of a target or development of an investment strategy proves to be inaccurate. Such deviations or inaccuracies could result in a sharp decline in the market price and value of the applicable fund's investment.

In addition, these investments could subject a fund to certain potential liabilities that may exceed the value of its original investment. Under certain circumstances, payments or distributions received by a fund on certain investments may be subject to disgorgement if later determined to have been a fraudulent conveyance, a preferential payment or a similar transaction subject to revocation or rescission under applicable bankruptcy and insolvency laws. In addition, under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a bankruptcy debtor may have its claims as a creditor subordinated or disallowed and may also be subject to claims brought by or on behalf of the debtor, other creditors or third parties for damages allegedly suffered as a result of the lender having exercised such control. In any case where we invest in the securities of a troubled company in conjunction with an attempt to influence a restructuring proposal or plan of reorganization in bankruptcy, our funds may become involved in substantial litigation, resulting in the incurrence of legal fees and expenses and the funds' exposure to potential liability.

Our real estate funds' portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets.

Our real estate funds' portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets, including the deterioration of real estate fundamentals. These risks include those highlighted elsewhere as well as:

- those associated with the burdens of ownership of real property;

- changes in supply of and demand for competing properties in an area (e.g., as a result of overbuilding);

- the financial resources of tenants;

- changes in building, environmental, zoning and other laws, some of which could be applied retroactively;

- changes in demand for commercial office properties;

- changes in geographic markets, macroeconomic conditions, including volatile debt and equity markets, fluctuations in interest and foreign exchange rates and uncertain trade relations due to tariffs or otherwise, and evolving political and legislative oversight of real estate markets;

- casualty or condemnation losses;

- various uninsured or uninsurable risks;

- changes in the way real estate is occupied as a result of pandemics or other unforeseen events;

- the reduced availability of mortgage funds, or other forms of financing, including construction financing which may render the sale or refinancing of properties difficult or impracticable;

- increase in insurance premiums and changes to the insurance market;

- environmental liabilities;

- governmental investigations, litigation and other legal proceedings;

- acts of god, natural disasters, pandemics, terrorist attacks, war and other factors that are beyond our control; and

- dependence on local operating partners and/or management teams that manage our real estate investments.

Our real estate funds' portfolio investments will be subject to various risks that cause fluctuations in occupancy, rental rates, operating income and expenses or that render the sale or financing of the funds' portfolio investment properties difficult or unattractive. For example, following the termination or expiration of a tenant's lease, there could be a period of time before a fund's portfolio investment will begin receiving rental payments under a replacement lease. During that period, the portfolio investments (and indirectly, the fund) will continue to bear fixed expenses such as interest, real estate taxes, maintenance and other operating expenses. In addition, declining economic conditions could impair the portfolio investment's ability to attract replacement tenants and achieve rental rates at or above those paid under previous leases. Moreover, recent changes to visa and immigration rules and increased immigration enforcement may impact housing demand. Increased competition for tenants would require the portfolio investments to make capital improvements to properties that we would not otherwise have planned. Any unbudgeted capital improvements that a fund undertakes may divert cash that would otherwise be available for distribution to investors. To the extent that the portfolio investment is unable to renew leases or re-let spaces as leases expire, decreased cash flow from tenants will result, which would adversely impact the relevant fund's returns.

In addition, if our real estate funds' portfolio investments acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond our or our funds' control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Our real estate funds may also from time to time make investments in residential real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and political and legislative oversight and present additional risks relative to the ownership and operation of commercial real estate assets. For example, in January 2026, the current U.S. President signed an Executive Order titled "Stopping Wall Street from Competing with Main Street Homebuyers." The order seeks to limit large institutional investors' (including private equity investors) participation in the single-family housing market, and, among other things, instructs the U.S. Department of Justice and the FTC to review substantial acquisitions by such investors of single-family homes for anti-competitive effects. The Executive Order and any related legislation that may be enacted could subject us to heightened government and regulatory scrutiny, regulatory enforcement action or lawsuits. The strategy of our real estate funds may be based, in part, on the availability for purchase of assets at favorable prices followed by the continuation or improvement of market conditions or on the availability of refinancing, and there can be no assurance that the real estate businesses or assets can be acquired or disposed of at favorable prices or that refinancing will be available. Further, the success of certain investments will depend on the ability to modify and effect improvements in the operations of the applicable properties, and there can be no assurance that we or our funds will be successful in identifying or implementing such modifications and improvements.

Additionally, lenders in commercial real estate financing customarily require a "bad boy" guarantee, which typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. For our acquisitions, "bad boy" guarantees would generally be extended by our funds. "Bad boy" guarantees also typically provide that the loan will be a full personal recourse obligation of the guarantor for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. We expect that commercial real estate financing arrangements generally will require "bad boy" guarantees and, in the event that such a guarantee is called, a fund's or our assets could be negatively impacted. Moreover, "bad boy" guarantees could apply to actions of the joint venture partners associated with the investments, and, in certain cases, the acts of such joint venture partner could result in liability to our funds or us under such guarantees.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired in relation to activities that took place prior to the acquisition of such property. In addition, at the time of disposition, other potential buyers may bring claims related to the asset or for due diligence expenses or other damages. After the sale of a real estate asset, buyers may later sue our funds or us for losses associated with latent defects or other problems not uncovered in due diligence.

We or our funds may also be subject to certain risks associated with investments in particular real estate-related assets. REITs may be affected by changes in the value of their underlying properties and defaults by borrowers or tenants, and changes in tax laws or a failure to qualify for tax-free pass through income could impair a REIT's ability to generate cash flows to make distributions. Qualification as a REIT also depends on a REITs ability to meet various requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership and certain restrictions with regard to the nature of their assets and the sources of their income. If a REIT fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax at regular corporate rates, and applicable state and local taxes, which would reduce the amount of cash available for distribution to its stockholders.

Investments in real estate debt investments may be unsecured and/or subordinated to a substantial amount of indebtedness and may not be protected by financial covenants. Non-performing real estate loans may require a substantial amount of workout negotiations and/or modification, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan. Investments in commercial mortgage loans are subject to risks of delinquency, foreclosure and loss of principal. In the event of any default under a mortgage loan held directly by us or one of our funds, we or our fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the loan. Investments in distressed assets or businesses may have little or no near-term cash flow, involve a high degree of risk and, if subject to bankruptcy or insolvency, could be subordinated or disallowed.

Our broker-dealer's capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow.

TPG Capital BD (and related entities) provides various capital markets services, including:

- structuring and arranging merger and acquisition transactions and providing other related transaction advisory services;

- structuring, executing and underwriting initial public offerings, follow-on primary offerings and secondary offerings (including "block trades") and private placements of equity, debt and other securities;

- structuring, sourcing, trading, executing, syndicating, underwriting and repurchasing high yield and other bonds, preferred securities, hybrid instruments, notes, loans, mortgages, sale leasebacks, receivables, asset-backed securities, other credit instruments and other financial instruments;

- originating, structuring, arranging, syndicating, placing, providing and repurchasing loans, credit facilities, asset-based facilities, securitizations, acquisition financings, bridge financings, hedging and similar and other financial instruments and financial services, including where such instruments and financial services are in respect of, or subsequently acquired by, a TPG fund;

- structuring and arranging amendments to existing securities, credit facilities and other instruments;

- advising, negotiating, structuring and executing liability management transactions;

- structuring and implementing interest rate, foreign exchange and other hedging or derivative strategies;

- advising on, structuring, sourcing, arranging and executing transferable tax credit transactions or other transactions involving financial instruments;

- structuring and executing other similar transactions to finance fund acquisitions of a portfolio company or to enable a fund to monetize all or a portion of its interest in a portfolio company, including through the syndication of a continuation vehicle or an investment, recapitalization, refinancing, restructuring or other similar transactions;

- structuring and executing financing, interim financing and certain "fronting" and "seasoning" transactions and syndications in respect of, or otherwise making investments that are intended to be of a temporary nature in, any portfolio company in which a fund invests or intends to invest;

- providing other loan servicing, collateral agent, administrative agent and other similar services, such as loan sourcing, loan due diligence and general services or administration services relating to loan portfolios;

- providing syndication services more generally, which we expect to include identifying potential third-party investors (including potential co-investors, syndicate participants and/or financing counterparties), transaction structuring to attract third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support (including in each case in situations where there may not ultimately be any allocation, syndication or sell-down to third-party investors or financing more generally);

- providing strategic and capital markets advice with respect to any of the foregoing transactions; and

- providing any other capital markets or other services that a third party may render to or with respect to a fund or an existing, prospective or former portfolio company and/or their affiliates or related entities.

The capital markets services that TPG Capital BD (and related entities) provides continue to be an increasingly important source of revenue. The capital markets fees we receive are generally dependent on the frequency and volume of transactions by our funds and the companies in which they invest, which can fluctuate over time. A slowdown in capital market activity generally or in our investment or exit activity could adversely affect the amount of fees TPG Capital BD's (and related entities') business generates.

In addition, as a result of TPG Capital BD's (or related entities') capital markets services, we could incur losses that could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. For example, we may incur significant losses to the extent that our counterparties fail to acquire or pay for the debt or equity securities or loans that we expected to sell, place or syndicate to them or are otherwise unable to dispose of any financial exposure that we incur at the prices that we anticipated or at all. TPG Capital BD's capital markets activities also subject us to potential liability for, among other things, material misstatements or omissions in prospectuses and other offering documents in the United States and elsewhere, and for failure to provide certain disclosure documents or marketing securities to certain types of investors in the EU and the U.K. Further, the relationship between us and TPG Capital BD (or a related entity), on the one hand, and our funds and/or our funds' portfolio companies, on the other hand, gives rise to conflicts of interest which could negatively impact our business. See "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business."

Certain of our management agreements with investment vehicles that are publicly registered companies with the SEC are subject to limitation or termination, and any such termination could have a material adverse effect on our business, results of operations and financial condition.

The agreements under which we provide management and other services to companies that raise capital through the public markets are renewable upon mutual consent of the parties for an unlimited number of successive one-year periods. In certain instances, these agreements may generally be terminated by such managed public company upon 60 days' written notice for any reason, and expire on an annual basis, unless otherwise renewed. With respect to our management agreements with publicly traded vehicles, following an initial term, such agreements will automatically be renewed for successive one-year periods unless we or, in certain limited circumstances, the publicly traded vehicle, elect not to renew by providing 180 days prior written notice. There can be no assurance that these agreements will not expire or be terminated or not be renewed. Any such termination, expiration or non-renewal could have a material adverse effect on our business, results of operations and financial condition.

Funds associated with our secondaries investment products are subject to additional risks.

Funds associated with our secondaries investment products, including NewQuest and TGS, are subject to additional risks. Such funds have limited opportunity to control the day-to-day operation of its portfolio investments, including investment and disposition decisions, or to protect their position in portfolio investments, nor do they generally have the right to remove the managers thereof. The success of these funds is substantially dependent upon the capabilities and performance of the general partners who control those portfolio investments and the company management of the underlying portfolio companies, which could include representatives of other investors with whom such funds are not affiliated and whose interests may conflict with the interests of the funds. Although investors (such as our funds) in general partner-led and other structured secondary transactions typically retain enhanced governance and other rights (and may participate in the initial structuring and customization of a portfolio investment), once such a transaction is complete, the general partners will generally have broad discretion in structuring, negotiating, purchasing, financing, monitoring and eventually divesting the underlying portfolio companies. Further, should a general partner for any reason cease to participate in the management of the underlying portfolio companies, the performance of the relevant portfolio investment (and, consequently, our funds) could be adversely affected.

Certain of our secondaries funds also invest or are authorized to invest in preferred, synthetic and/or other investments in management companies, general partners and similar entities that manage or advise other investment funds. Among the factors that we will typically consider in selecting such managing entities for investment is a record of strong financial performance. However, the past performance of any managing entity is not necessarily indicative of its future performance. There can be no assurance that a managing entity will achieve similar revenues or profits in the future. While we periodically meet with the management of managing entities in which our funds invest, and our funds may negotiate contractual terms requiring managing entities to periodically provide the funds with certain information, our funds generally do not have the opportunity to evaluate the specific strategies employed by the managing entities and their funds, and our funds do not have an active role in the managing entities' day-to-day management.

Movements in the global credit markets could adversely affect our funds' credit investments and our CLO vehicles.

Credit markets directly impact the valuations of, and risks associated with, our funds' credit investments. For example, interest income earned from debt investments with floating interest rates typically increases if the applicable benchmark interest rate were to rise, and the reverse is generally true for declines in the applicable benchmark interest rate. However, during periods of rising interest rates, obligors of floating rate debt may become less able to pay their obligations, which could impair the value of their debt. Rising interest rates can also put pressure on an obligor's cost of capital and its ability to acquire or to sell assets, to engage in refinancing or restructuring exercises and to raise capital and generate liquidity. To the extent rising interest rates create such pressure on companies in which our funds are invested, the value of and prospects of those investments could suffer negative consequences. For debt investments with fixed interest rates, changes in interest rates generally will also cause values to vary inversely to such changes, although any losses or gains would in most cases not be realized if the fixed rate debt is intended to be held to maturity.

CLOs invest in loans or securities that are themselves highly leveraged investments in the underlying collateral, which increases both the opportunity for higher returns as well as the magnitude of losses compared to unlevered investments in the event of movements in interest rates. In addition to interest rate risks, our CLO vehicles are subject to credit, liquidity and other risks that may arise as a result of movements in global credit markets. For example, from time to time, liquidity in the credit markets contracts, sometimes significantly, resulting in an increase in credit spreads and a decline in the ratings, performance and market values of the leveraged loans in which our CLOs invest. Accordingly, our CLO funds are at greater risk of suffering losses. CLOs have also failed in the past and may in the future fail one or more of their "over-collateralization" tests. Market or other conditions that cause our CLOs to fail "over-collateralization" tests would decrease our cash flows and reduce the value of our investments.

Our provision of products and services to insurance companies subjects us to a variety of risks and uncertainties.

We expect to increasingly undertake initiatives to deliver to insurance companies investment products and strategies across asset classes, with a focus on investment grade asset based finance and direct lending. Our insurance initiatives include partial management of insurance companies' general account or reinsurance assets pursuant to investment management agreements and similar arrangements. The success of these initiatives will depend in large part on further developing investment relationships with insurance company clients and maintaining existing asset management arrangements, such as our investment management relationship with and minority investment in Jackson Financial Inc. If we fail to deliver or originate high-performing products, strategies or assets that help our insurance company clients meet long-term policyholder obligations, we may not be successful in retaining existing relationships, developing new ones or originating or selling capital-efficient assets or products. Such failure may have a material adverse effect on our business, results and financial condition.

The U.S. and non-U.S. insurance industries are subject to significant regulatory oversight. Regulatory authorities in the United States have broad regulatory (including through certain regulatory support organizations), administrative and in some cases discretionary authority with respect to insurance companies and/or their investment advisors, which may include, among other things, the investments insurance companies may acquire and hold, marketing practices, affiliate transactions, reserve requirements, capital treatment and adequacy and admissibility of assets and investments. Insurance regulatory authorities regularly review and update these and other requirements. These requirements are primarily concerned with the protection of policyholders, and regulatory authorities often have wide discretion in applying the relevant restrictions and regulations to insurance companies, which may indirectly affect us. We may be the target or subject of, or may have indemnification obligations related to, litigation (including class action litigation by policyholders), enforcement investigations or regulatory scrutiny. Regulators and other authorities generally have the power to bring administrative or judicial proceedings against insurance companies, which could result in, among other things, suspension or revocation of licenses, cease-and-desist orders, fines, civil penalties, criminal penalties or other disciplinary action. To the extent we are involved in such regulatory actions, our reputation could be harmed, we may become liable for indemnification obligations and we could potentially be subject to enforcement actions, fines and penalties.

Insurance regulatory authorities and regulatory support organizations continue to scrutinize alternative asset managers' involvement in the insurance industry, including with respect to the ownership by such managers or their affiliated funds of, and the management of assets on behalf of, insurance companies. For example, insurance regulators and standard-setting and regulatory support organizations like the National Association of Insurance Commissioners ("NAIC") have increasingly focused on the terms and structure of investment management agreements. This has included focus on whether such agreements are at arms' length, establish a control relationship with the insurance company, grant the asset manager excessive authority or oversight over the investment strategy of the insurance company or provide for management fees that are not fair and reasonable or termination provisions that make it overly difficult or costly for the insurer to terminate the agreement. Non-U.S. regulators (including in Europe, Asia-Pacific, Bermuda and the Cayman Islands, among others) and the International Association of Insurance Supervisors, an international insurance standard-setting organization comprised of over 200 jurisdictions, have similarly focused on each of these topics.

Regulators have also increasingly focused on the risk profile of certain investments held by insurance companies (including structured credit assets such as CLOs), appropriateness of investment ratings and potential conflicts of interest, including affiliated investments, and potential misalignment of incentives and any potential risks from these and other aspects of an insurance company's relationship with alternative asset managers that may impact the insurance company's risk profile. This enhanced scrutiny may increase the risk of regulatory actions involving us and could result in new or amended regulations that limit our ability, or make it more burdensome or costly, to enter into new, or maintain existing, investment management agreements with insurance companies and thereby grow our insurance solutions business. Some of the arrangements we have or will develop with insurance companies may involve complex U.S. and non-U.S. tax structures for which no clear precedent or authority may be available. Such structures may be subject to potential regulatory, legislative, judicial or administrative change or scrutiny and differing interpretations and any adverse changes, scrutiny or interpretations may result in substantial costs to insurance companies or us.

Insurance company investment portfolios are often subject to internal and regulatory requirements governing the categories and ratings of investment products and assets they may acquire and hold. Many of the investment products and strategies we originate or develop for, or other assets or investments we include in, insurance company portfolios will be rated and a ratings downgrade or any other negative action by a rating agency or the NAIC's Securities Valuation Office ("SVO"), as applicable, with respect to such products, assets or investments could make them less attractive and limit our ability to offer such products to, or invest or deploy capital on behalf of, insurers. Furthermore, insurance companies are subject to certain minimum capital and surplus requirements that vary by the jurisdiction where the insurance company is domiciled and are generally subject to change over time (as discussed in more detail below). In the United States, our insurance company clients are subject to risk-based capital ("RBC") standards and other minimum capital and surplus requirements imposed by state laws. The RBC standards are based upon the Risk-Based Capital for Insurers Model Act promulgated by the NAIC, as adopted by applicable clients' insurance regulators.

New statutory accounting guidance or changes or clarifications in interpretations of existing guidance may adversely impact our ability to originate, or invest in, appropriate assets on behalf of our insurance company clients or cause our clients to increase their required capital in respect of such assets, thus making such assets less attractive to insurers, which may adversely affect our business. Certain proposals or exposure drafts released by insurance regulatory authorities, the NAIC or the SVO may result in changes to the risk-based capital treatment and/or ratings or re-ratings processes of certain assets or investments that are, or may be, held by our insurance company clients. For example, in 2024, the NAIC increased the applicable capital charge of residual tranches or equity securities of asset-based securitizations from 30% to 45% in respect of life insurers. Any similar increase in the applicable RBC charge of such assets could potentially make such assets or investments less attractive to insurers and limit our ability to originate, or invest in, such assets on behalf of insurers.

Misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds' portfolio companies could subject us to significant legal liability, regulatory scrutiny and reputational harm and have a material adverse effect on our results of operations, financial condition and cash flow.

Our reputation is critical to maintaining and developing relationships with existing and prospective investors, potential purchasers or sellers of fund investments, potential fund investors and other third parties with whom we do business, and there is a risk that our employees, advisers or third-party service providers could engage in misconduct or fraud that creates legal exposure for us or reputational harm and thus negatively impacts our business. Employee misconduct or fraud could include, among other things, binding our funds to transactions that exceed authorized limits or present unacceptable risks, concealing unsuccessful investments (which could result in unknown and unmanaged risks or losses) or otherwise charging, or seeking to charge, inappropriate expenses or misappropriating or misdirecting funds belonging to the Company or our funds. If an employee were to engage in illegal or suspicious activities, we could be subject to penalties or sanctions and suffer serious harm to our reputation, financial position, investor relationships and ability to attract future investors. For example, we could lose our ability to raise new funds if any of our "covered persons" is the subject of a criminal, regulatory or court order or other "disqualifying event." In addition, if any of our employees, consultants or service providers, or those of our funds' portfolio companies, become subject to allegations of sexual harassment, racial or gender discrimination or other similar misconduct, such allegations could, regardless of the ultimate outcome, result in negative publicity that could significantly harm our, and such portfolio company's, brand and reputation. Similarly, allegations of employee misconduct could affect our reputation and ability to raise funds even if the allegations pertain to activities not related to our business and/or are ultimately unsubstantiated.

Further, our business often requires that we deal with confidential matters of great significance to us, our funds and companies in which our funds may invest, as well as trade secrets. If any of our employees, consultants or service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships as well as face potentially significant litigation or investigation.

It is not always possible to deter misconduct or fraud by employees, consultants or service providers, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct or fraud by any of our employees, consultants or service providers, or even unsubstantiated allegations of misconduct or fraud, could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Fraud, payment or solicitation of bribes and other deceptive practices or other misconduct at our funds' portfolio companies could similarly have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. For example, failures by personnel of our funds' portfolio companies, or individuals acting on behalf of such portfolio companies, to comply with anti-bribery, sanctions or other legal and regulatory requirements could negatively impact the valuation of a fund's investments or harm our reputation. In addition, there are a number of grounds upon which such misconduct at a portfolio company could subject us to criminal and/or civil liability, including on the basis of actual knowledge, willful blindness or control person liability.

Pending and future litigation could result in significant liabilities and reputational harm, which could have a material adverse effect on our results of operations, financial condition and cash flow.

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. In recent years, the volume of claims and the amount of potential damages claimed in such proceedings against the financial services industry have generally been increasing. The activities of our business, including the investment decisions we make and the activities of our employees in connection with our funds, portfolio companies or other investment vehicles may subject us and them to the risk of litigation by third parties, including fund investors dissatisfied with the performance or management of our funds, holders of our or our funds' portfolio companies' debt or equity and a variety of other potential litigants. For example, we, our funds and certain of our employees are each exposed to the risks of litigation relating to investment activities of our funds and actions taken by the officers and directors (some of whom may be TPG employees) of portfolio companies, such as lawsuits by other stockholders of our public portfolio companies or holders of debt instruments of companies in which we or our funds have significant investments, including securities class action lawsuits by stockholders, as well as class action lawsuits that challenge our acquisition transactions and/or attempt to enjoin them. We may from time to time be involved in litigation or other proceedings relating to our credit investment activities, including claims by borrowers, investors, lenders or other counterparties alleging breaches of contract, fiduciary duties or applicable law, particularly in the context of borrower financial distress (e.g., bankruptcy or restructuring). As an additional example, we are sometimes listed as a co-defendant in actions against portfolio companies on the theory that we control such portfolio companies or based upon allegations that we improperly exercised control or influence over portfolio investments. We may suffer losses as a result of a variety of claims, including claims related to securities, antitrust, contracts, environmental, pension, fraud and various other potential claims, whether or not such claims are valid. We are also exposed to risks of litigation, investigation or negative publicity in the event of any transactions that are alleged not to have been properly considered and approved under applicable law or where transactions presented conflicts of interest that are alleged not to have been properly addressed. See "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business." The activities of our broker-dealer may also subject us to the risk of liabilities to our clients and third parties, under securities or other laws in connection with transactions in which we participate. See Note 16, "Commitments and Contingencies," to the Consolidated Financial Statements for a discussion of a particular matter which we believe to be without merit but in which large nominal damages have been claimed against us as a party.

Further, the laws and regulations governing the limited liability of issuers and portfolio companies vary from jurisdiction to jurisdiction, and in certain contexts the laws of certain jurisdictions may provide not only for carve-outs from limited liability protection for the issuer or portfolio company that has incurred the liabilities, but also for recourse to assets of other entities under common control with, or that are part of the same economic group as, such issuer. For example, if one of our funds' portfolio companies is subject to bankruptcy or insolvency proceedings in certain jurisdictions and is found to have liabilities under the local consumer protection, labor, environmental, tax or bankruptcy laws, the laws of that jurisdiction may permit authorities or creditors to file a lien on, or to otherwise have recourse to, assets held by other portfolio companies or the sponsor itself in that jurisdiction. The foregoing risks could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, with a workforce composed of many highly paid professionals, we also face the risk of litigation relating to claims for compensation or other damages, which may be significant in amount. Such claims are more likely to occur in situations where individual employees may experience significant volatility in their year-to-year compensation due to fund performance or other issues and in situations where previously highly compensated employees were terminated for performance or efficiency reasons. The cost of settling such claims could negatively impact our results of operations, financial condition and liquidity.

Investors in our funds do not have legal remedies against us solely based on their dissatisfaction with the investment performance of such funds. However, investors may have remedies against us, the general partners of our funds, our funds, our employees, or our affiliates to the extent any losses result from fraud, negligence, willful misconduct or other alleged malfeasance. While the general partners of our funds, our funds, our employees and our affiliates are typically insured and are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct or other similar misconduct.

Defending against litigation could be costly. Such litigation costs may not be recoverable from insurance or other indemnification. Additionally, we may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage levels against potential liabilities we may face in connection with potential claims. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such claim. If we are required to incur all or a portion of the costs arising out of litigation or regulatory inquiry or action as a result of inadequate insurance proceeds or failure to obtain indemnification from our funds, our results of operations, financial condition and liquidity could be materially adversely affected. Certain losses of a catastrophic nature, such as wars, earthquakes, typhoons, floods, tsunamis, fires, terrorist attacks, pandemics, health crises or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business, our funds and their portfolio companies. In general, losses related to terrorism and cyber incidents are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk policies or offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. As a result, we, our funds and their portfolio companies may not be insured against certain catastrophic losses.

If any litigation or regulatory actions were brought against us and resulted in a finding of substantial legal liability, that result could materially adversely affect our business, results of operations or financial condition or cause significant reputational harm to us, which could materially impact our business. Furthermore, the current rise of populist political movements has generated and may continue to generate a growing negative public sentiment toward globalization, free trade, capitalism and financial institutions, which could lead to heightened public and regulatory scrutiny and criticisms of our business and our investments. See "—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business." The risk of reputational harm is elevated by the prevalence of internet and social media usage and the increased public focus on behaviors and externalities of business activities. For example, regulators and other stakeholders have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability and DEI initiatives, including the enactment or proposal of "anti-ESG" and "anti-DEI" legislation or policies and engaging in related investigation and litigation. If we are unable to successfully meet or manage the evolving expectations of our fund investors and other stakeholders, stakeholder trust may erode, our reputation may be harmed and we may be exposed to the risk of litigation, investigation or other regulatory action by federal or state authorities. See "—Sustainability-related compliance and reporting may result in increased compliance costs, litigation or enforcement actions, reputational harm, irreconcilable inconsistencies across jurisdictions and/or some investors not investing in or seeking to exit our funds." We depend to a large extent on our business relationships and our reputation. As a result, allegations of improper conduct made by private litigants (including investors in or alongside our funds), regulators or employees, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities, our lines of business, our workplace environment or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than it would be to other types of businesses.

Contingent liabilities could harm the performance of our funds.

Our funds may acquire an investment that is subject to contingent liabilities. Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds. Additionally, in connection with the disposition of an investment in a company, a fund may be required to make representations about the business and financial affairs of such company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Although our funds typically obtain representations and warranties insurance, the inaccuracy of representations and warranties made by a fund could harm such fund's performance.

The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors.

In certain circumstances, we are required to return previously distributed performance allocations. The partnership documents governing our funds generally include a clawback provision that, if triggered, requires us to return distributions of performance allocations to the fund for distribution to fund investors.

Pursuant to a clawback provision, upon the liquidation of a fund, the general partner must return previously distributed performance allocations to the extent that the aggregate lifetime performance of the fund resulted in these previous distributions having exceeded the amount that the general partner was ultimately entitled to under the terms of the fund's partnership documents.

Historically, we distribute performance allocations received by us to their ultimate recipients (our professionals and investors) within the year that we receive them. Therefore, if a subsequent clawback occurs, we will no longer be holding the performance allocations initially paid to us. In addition, for certain of our more recent funds and our expected future funds, we or one of our subsidiaries have and will guarantee 100% of any clawback obligations.

Many of our funds include a segregated reserve account funded by a percentage of performance allocations otherwise distributable to us (typically 10% or less). Although certain performance allocations are subject to return to us by their ultimate recipients upon the occurrence of a clawback event, others are not and we may be unable to obtain return of others. For example, we do not anticipate being entitled to recover performance allocations distributed through our performance allocation pool program from their ultimate recipients.

There can be no assurances that the amounts in related segregated reserve accounts will be sufficient to satisfy our clawback obligations, or that we will be willing, able or entitled to recover amounts sufficient from the ultimate recipients of the performance allocations to satisfy our clawback obligations in full. We will bear the loss from our clawback obligations (reduced only by the amounts in the relevant segregated reserve account and amounts recovered from the ultimate recipients of the relevant performance allocations, if any).

In addition, certain of our funds include interim clawback provisions that may give rise to clawback payment obligations prior to the liquidation of the fund. An interim clawback provision typically requires the general partner of a fund to determine, as of a particular date, such as the end of the sixth full fiscal year following the fund's closing date, the amount, if any, of its interim clawback obligations with respect to each limited partner. To the extent an interim clawback obligation exists with respect to any limited partner, the general partner would have a period of time to return previously distributed performance allocation. During this period, amounts that would otherwise be distributed as performance allocations to the general partner in respect of such limited partner will instead be distributed to such limited partner to the extent necessary to satisfy such interim clawback obligation, and any increases in the value of the fund's portfolio will reduce the amount of such interim clawback obligation. Failure to timely satisfy an interim clawback obligation would typically result in the suspension of management fees paid to us.

As of December 31, 2025, $7.9 million of performance allocations were subject to this clawback obligation, assuming that all applicable funds and investments were liquidated at their current unrealized fair values as of December 31, 2025. Had the investments in these funds been liquidated at zero value, the clawback obligation would have been approximately $2,456.5 million. Since inception, our historical funds have returned $80.3 million in distributions of performance allocations pursuant to our clawback obligations, which were funded primarily through collection of partner receivables related to clawback obligations.

Risks Related to Our Organizational Structure

If we fail to maintain an effective system of internal control over financial reporting or comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, we could be subject to sanctions or other penalties that would harm our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), we are required to conduct annual assessments on, among other things, the effectiveness of our internal control over financial reporting. These assessments require disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. Despite our efforts, there is a risk that we will not be able to always conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

During the course of our review and testing, we may also identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to decline. In addition, as a public company we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our common stock from Nasdaq or other adverse consequences that would materially harm our business and reputation.

As a result of disclosure of information as a public company, our business and financial condition are visible, which may result in threatened or actual litigation, including by stockholders and competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be materially and adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results.

We are a "controlled company" within the meaning of Nasdaq listing standards and, as a result, until the Sunset, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements, and you will have limited voting power compared to holders of our Class B common stock.

Holders of our Class B common stock control a majority of the voting power of our outstanding common stock by virtue of their ownership of Class B common stock. Prior to the Sunset and for so long as the shares of Class B common stock represent at least 9.1% of all of the outstanding shares of our common stock, the Class B stockholders hold a majority of our outstanding voting power by virtue of their ownership of Class B common stock, and GP LLC, as the owner of the general partners of TPG Group Holdings and the Alabama Partnerships and as the holder of voting power over the shares of Class B common stock held by other entities, controls the outcome of matters submitted to a stockholder vote prior to the Sunset, including the appointment of all company directors. As a result of the voting power exercised by GP LLC, we qualify as a "controlled company" within the meaning of Nasdaq's corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board by independent directors or an independent nominating committee and (iii) we have a compensation committee that is composed entirely of independent directors.

We rely on some or all of these exemptions and expect to continue to do so. As a result, we will not have a majority of independent directors, our directors will not be nominated or selected by independent directors and most compensation decisions will not be made by an independent compensation committee. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq's corporate governance requirements. After the Sunset becomes effective, the Class B common stock will have one vote per share instead of ten votes per share, and control over the voting of Class B common stock will be passed through to the individual partners of TPG Partner Holdings and the Alabama Partnerships and to the other entities holding shares of Class B common stock. Accordingly, GP LLC will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote.

We are a holding company and our only material asset is our interest in the TPG Operating Group, and we are accordingly dependent upon distributions from the TPG Operating Group to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

We are a holding company and have no material assets other than our indirect ownership of Common Units representing approximately 41% of the Common Units as of December 31, 2025 and 100% of the interests in certain intermediate holding companies. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the Tax Receivable Agreement, or declare and pay dividends in the future, depends upon the results of operations and cash flows of the TPG Operating Group and its consolidated subsidiaries and distributions we receive from the TPG Operating Group. Deterioration in the financial condition, earnings or cash flows of the TPG Operating Group and its subsidiaries for any reason could limit or impair its ability to pay such distributions. Additionally, to the extent that we need funds, and the TPG Operating Group is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restriction could materially adversely affect our liquidity and financial condition.

We anticipate that the TPG Operating Group partnership will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax (except potentially in the case of an IRS audit). Instead, taxable income will be allocated to holders of Common Units, including us. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of the TPG Operating Group partnership. However, under certain rules, the TPG Operating Group partnership (or other subsidiary partnership) may be liable in the event of an adjustment by the IRS to the tax return of the TPG Operating Group partnership (or subsidiary partnership), absent an election to the contrary (including an election to "push out" the liability to the partners in the year being audited). The TPG Operating Group may be subject to material liabilities under these rules and related guidance if, for example, its calculations of taxable income are incorrect (including for years prior to the admission of us to the TPG Operating Group partnership). Further any "push out" election will require consent of (i) a majority of the holders of Common Units and (ii) TPG Group Holdings for the tax periods ending on or prior to December 31, 2021.

Under the terms of the TPG Operating Group's limited partnership agreement (the "Limited Partnership Agreement"), the TPG Operating Group partnership is generally obligated to make tax distributions to holders of Common Units (including us) at certain assumed tax rates for taxable periods (or portions thereof). These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors and, until the Sunset, our Executive Committee, in their sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, paying dividends, which may include special dividends, on its Class A common stock and nonvoting Class A common stock. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and nonvoting Class A common stock or otherwise undertake ameliorative actions between Common Units and shares of Class A common stock and nonvoting Class A common stock and instead, for example, hold such cash balances, the direct owners of Common Units may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock and nonvoting Class A common stock following a redemption or exchange of their Common Units, notwithstanding that such pre-IPO owners of the TPG Operating Group may previously have participated as holders of Common Units in distributions by the TPG Operating Group that resulted in our excess cash balances.

Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of distributable earnings ("DE") attributable to the TPG Operating Group, subject to adjustment as determined by the our board of directors and, until the Sunset, our Executive Committee, to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of our board of directors and, until the Sunset, our Executive Committee and the board of directors and Executive Committee may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and, until the Sunset, our Executive Committee after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Certain of our existing credit facilities include, and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, the TPG Operating Group is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the TPG Operating Group (with certain exceptions) exceed the fair value of its assets. Subsidiaries of the TPG Operating Group are generally subject to similar legal limitations on their ability to make distributions to the TPG Operating Group. See "—We may continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law."

If we are deemed an "investment company" subject to regulation under the Investment Company Act as a result of our ownership of the TPG Operating Group, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

• it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

• absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. We intend to conduct our operations so that TPG Inc. will not be deemed to be an investment company under the Investment Company Act, which may cause us to

- restrict our business and that of our subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue;

- sell investment securities, including on unfavorable terms;

- acquire assets or businesses that could change the nature of our business; or

- potentially take other actions that may be viewed as adverse by the holders of our Class A common stock or nonvoting Class A common stock in order to ensure conformity with exceptions provided by, and rules and regulations promulgated under, the Investment Company Act.

However, if anything were to happen that would cause TPG Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among the TPG Operating Group, us or our senior leadership team, or any combination thereof, and have a material adverse effect on our results of operations, financial condition and cash flow. See "Item 1. Business—Regulation and Compliance—United States—Regulation Under the Investment Company Act."

A change of control of our company could result in an assignment of our investment advisory agreements.

Under the Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage now or in the future must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Advisers Act if, among other things, our subsidiaries that are registered as investment advisers undergo a change of control. After the Sunset becomes effective, the Class B common stock will have one vote per share instead of ten votes per share, and control over the voting of Class B common stock will be passed through to the individual partners of TPG Partner Holdings and the Alabama Partnerships and to the other entities holding shares of Class B common stock. Accordingly, GP LLC will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. While we do not believe that the Sunset will result in an assignment under the Advisers Act, there can be no assurance that the SEC or a court would agree. Furthermore, if a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, it could be deemed a change of control of our subsidiaries that are registered as investment advisers, and thus an assignment. If such an assignment occurs, we cannot be certain that our subsidiaries that are registered as investment advisers will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance allocations we earn from such funds and other clients.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock entitles its holder to ten votes until the Sunset becomes effective; provided that, prior to the Sunset, shares of "Free

Float" (as defined under the rules of FTSE Russell relating to the Russell indices) Class A common stock are entitled to at least 5.1% of the aggregate voting power (the "Free Float Threshold") and the voting power of the Class B common stock will be reduced proportionately until the Free Float Threshold is met. After the Sunset becomes effective, each share of our Class B common stock will entitle its holder to one vote, and GP LLC will no longer control the vote of all shares of Class B common stock. Prior to the Sunset, GP LLC will exercise control over all matters requiring the approval of our stockholders, including the election of our directors and members of our Executive Committee and the approval of significant corporate transactions. After the Sunset becomes effective, the control over the votes of TPG Partner Holdings and the Alabama Partnerships will be passed through to the individual partners of TPG Partner Holdings and the Alabama Partnerships, and GP LLC will no longer control the vote of the other entities holding shares of Class B common stock. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights and implicit control of the Class B common stock to have value.

We may continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

Subject to funds being legally available, we intend to continue to cause the TPG Operating Group partnership to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses. Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of DE attributable to the TPG Operating Group, subject to adjustment as determined by the Executive Committee or our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. The declaration and payment by us of any future dividends to holders of our Class A common stock is at the sole discretion of our Executive Committee or our board of directors until the Sunset, and then by the board of directors after the Sunset. However, the ability of the TPG Operating Group to make such distributions to us is subject to its operating results, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, any payment of dividends on our Class A common stock and nonvoting Class A common stock.

Our share price may decline due to the large number of shares eligible for sale.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of December 31, 2025, we have outstanding 146,507,998 shares of voting Class A common stock and 6,605,963 shares of nonvoting Class A common stock and 224,331,812 shares of Class A common stock that are authorized but unissued that are issuable upon exchange of 224,331,812 Common Units.

Pursuant to the A&R Investor Rights Agreement (as defined herein), our partners, the TPG Partner Vehicles and pre-IPO investors, including certain sovereign wealth funds, other institutional investors and certain other parties that entered into a strategic relationship with us prior to the Reorganization (collectively, "Pre-IPO Investors"), were restricted from transferring or exchanging their Class A common stock, Class B common stock or Common Units, as applicable, prior to the IPO's second anniversary. Between the IPO's second and third anniversary, the TPG Partner Vehicles and the TPG partners were able to transfer or exchange up to 33.33% of their Class A common stock, or any shares of Class B common stock or any Common Units, owned as of the IPO's closing, as applicable; between the IPO's third and fourth anniversary, the TPG Partner Vehicles and the TPG partners were able to transfer or exchange up to 66.66% of their original holdings of Class A common stock, or any shares of Class B common stock or any Common Units, owned as of the IPO's closing, as applicable; and after the IPO's fourth anniversary, the TPG Partner Vehicles and the TPG partners may transfer or exchange up to 100% of their Class A common stock, or any shares of Class B common stock or any Common Units, as applicable (in each case, with respect to Common Units, subject to the terms of the A&R Exchange Agreement (as defined herein)). Upon an exchange of Common Units for Class A common stock, pursuant to the A&R Exchange Agreement, an equal number of Class B common stock will be cancelled for no additional consideration. The foregoing restrictions were subject to customary exceptions, including with respect to certain existing pledges and assignments of distributions from the TPG Operating Group and for transfers to related parties and charitable organizations.

Pursuant to the A&R Investor Rights Agreement, the API Feeder Partnerships and API partners were restricted from transferring or exchanging any Class A common stock, Class B common stock or Common Units prior to the first anniversary of the closing of the Angelo Gordon Acquisition (as defined herein) (the "Closing"). Between the Closing's first and second anniversary, the API Feeder Partnerships and API partners were able to transfer or exchange up to 33.33% of their Class A common stock, Class B common stock or any Common Units directly or indirectly owned as of the Closing, as applicable; between the Closing's second and third anniversary, the API Feeder Partnerships and API partners were able to transfer or exchange up to 66.66% of their Class A common stock, Class B common stock or any Common Units directly or indirectly owned as of the Closing, as applicable; and after the Closing's third anniversary, the API Feeder Partnerships and API partners may transfer or exchange up to 100% of their Class A common stock, Class B common stock or any Common Units, as applicable (in each case, with respect to Common Units, subject to the terms of the A&R Exchange Agreement). Any additional Common Units received by the API Feeder Partnerships and API partners pursuant to the Angelo Gordon Transaction Agreement's (as defined herein) earnout provisions shall be deemed to have been received as of the date of the Closing and subject to the transfer restrictions descried above.

Furthermore, following the IPO's second anniversary, the Pre-IPO Investors have been able to sell 100% of their Class A common stock, Class B common stock or Common Units (subject to the terms of the A&R Exchange Agreement). Pursuant to the A&R Investor Rights Agreement, we have agreed to register the resale of our common stock under certain circumstances. In addition, we may waive the foregoing restrictions under circumstances as contemplated in the A&R Investor Rights Agreement.

The holders of outstanding Common Units have the right to have their Common Units exchanged for cash or (at our option) shares of Class A common stock, and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

As of December 31, 2025, we had an aggregate of 224,331,812 shares of Class A common stock issuable upon exchange of Common Units that are held by the Common Unit holders of the TPG Operating Group. The holders of Common Units are entitled to have their Common Units exchanged for cash from a substantially concurrent primary equity offering (based on the closing price per share of the Class A common stock on the day before the pricing of such primary equity offering (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or (at our option) shares of our Class A common stock.

We cannot predict the timing, size or disclosure of any future issuances of our Class A common stock resulting from the exchange of Common Units or the effect, if any, that future issuances, disclosure or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

The market price of our Class A common stock may be volatile, which could cause the value of our stockholders' investments to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. Our Class A common stock has been volatile and may continue to be volatile in the future. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may negatively affect the market price of our Class A common stock.

Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

• provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum following the Sunset, before which time vacancies may be filled only by the Control Group;

• require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, except that action by written consent is allowed for as long as we are a controlled company;

• specify that special meetings of our stockholders can be called only by our board of directors or the executive chairman (or if there is no executive chairman, the chairman) of our board of directors;

• establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

• authorize our board of directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock in one or more classes or series; and

• reflect three classes of common stock, with Class B common stock having 10 votes per share and voting Class A common stock generally having one vote per share and nonvoting Class A common stock without voting rights until the shares are transferred, until the Sunset becomes effective, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Also, the Tax Receivable Agreement provides that, in the event of a change of control, we will be required to make a payment equal to the present value of estimated future payments under the Tax Receivable Agreement, which would result in a significant payment becoming due in the event of a change of control. See "—The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock." In addition, Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder, in particular those owning 15% or more of our outstanding voting stock, for a period of three years following the date on which the stockholder became an "interested" stockholder. While we have elected in our restated certificate of incorporation not to be subject to Section 203 of the DGCL, our restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that the TPG Operating Group, its affiliates, groups that include the TPG Operating Group and certain of their direct and indirect transferees are not deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions. As a result, in the event of a business combination with any such persons, we will not be required to obtain the same stockholder approvals for certain transactions as other public companies subject to DGCL Section 203, and our stockholders will therefore not have the same protections with respect to certain transactions as stockholders of other public companies.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

We are required to pay certain holders of Common Units (or their assignees under the Tax Receivable Agreement) for most of the tax benefits that we may claim as a result of the Covered Tax Items (as defined below).

We, the TPG Operating Group partnership and one of our wholly-owned subsidiaries have entered into the Tax Receivable Agreement with certain holders of Common Units ("TRA holders") that provides for the payment by us (or our subsidiary) to such holders (or their assignees under the Tax Receivable Agreement) of 85% of the benefits, if any, that we realize, or we are deemed to realize (calculated using certain assumptions), as a result of (i) adjustments to the tax basis of the assets of the TPG Operating Group as a result of certain exchanges of Common Units and (ii) certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement (the "Covered Tax Items"). The Covered Tax Items may increase and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of the Covered Tax Items, and a court could sustain such a challenge. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The payment obligation under the Tax Receivable Agreement is our (or our wholly-owned subsidiary's) obligation and not an obligation of the TPG Operating Group. While the amount of the Covered Tax Items, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, we expect the payments that we may make under the Tax Receivable Agreement will be substantial. The actual amounts payable will depend upon, among other things, the timing of purchases or exchanges, tax rates, the price of shares of our Class A common stock at the time of such purchases or exchanges, the extent to which such purchases or exchanges are taxable and the amount and timing of our taxable income. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the TRA holders. See "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Our payment obligations under the Tax Receivable Agreement will be accelerated in the event of certain changes of control, in certain events of bankruptcy or liquidation or if we elect to terminate the Tax Receivable Agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one-month SOFR (as defined herein) (or its successor rate) plus 100 basis points) of all future payments that holders of Common Units or other recipients would have been entitled to receive under the Tax Receivable Agreement, and such accelerated payments and any other future payments under the Tax Receivable Agreement will utilize certain valuation assumptions, including that we will have sufficient taxable income to fully utilize the Covered Tax Items and that we are not subject to any alternative minimum tax. In addition, recipients of payments under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if the tax attributes or our utilization of tax attributes underlying the relevant Tax Receivable Agreement payment are successfully challenged by the IRS (although any such detriment would be taken into account as an offset against future payments due to the relevant recipient under the Tax Receivable Agreement). Our ability to achieve benefits from the Covered Tax Items, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the Tax Receivable Agreement early, payments under the Tax Receivable Agreement could be in excess of 85% of our actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by us may be significantly less than the corresponding Tax Receivable Agreement payments. It is also possible that payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits, including in circumstances in which we are subject to an alternative minimum tax and as a result are not able to realize the tax benefits associated with Covered Tax Items. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to us by the TPG Operating Group are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes and other expenses. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, depending on the actual timing of the termination of the Tax Receivable Agreement, the fair market value of our Class A common stock at the time of such termination, the prevailing one-month SOFR at the time of such termination and a number of other factors. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the Tax Receivable Agreement will be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and designates the U.S. federal district courts as the sole and exclusive forum for claims arising under the Securities Act (as defined herein), which, in each case, could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any

- derivative action or proceeding brought on behalf of the Company;

- action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company's stockholders;

- action asserting a claim arising under any provision of the DGCL or our restated certificate of incorporation or our bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

- action asserting a claim governed by the internal affairs doctrine.

For the avoidance of doubt, our restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Our restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder; accordingly, we cannot be certain that a court would enforce such provision. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, agents or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our use of borrowings to finance our business exposes us to risks.

We use indebtedness as a means to finance our business operations, which exposes us to the typical risks associated with using leverage, including those discussed under "—Dependence on significant leverage by certain of our funds and their investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments." We have outstanding senior notes due March 5, 2034, outstanding senior notes due January 15, 2036, outstanding junior subordinated notes due March 15, 2064, outstanding securitization notes due June 20, 2038 and revolving credit facilities with various maturity dates. See Note 11, "Debt Obligations," to the Consolidated Financial Statements for further information regarding our outstanding indebtedness. We are dependent on financial institutions extending credit to us on reasonable terms to finance our business, and on our ability to access the debt and equity capital markets, which can be volatile. 2025 was marked by periods of turbulence and rapid shifts in market sentiment, driven primarily by trade policy developments, monetary policy adjustments, geopolitical tensions and evolving macroeconomic indicators. Though capital markets were active throughout the year, the underlying backdrop remains fluid. There is no guarantee that financial institutions will continue to extend credit to us or will renew the existing credit agreements we have with them, or that we will be able to refinance our outstanding notes or other obligations when they mature. In addition, the incurrence of additional debt in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing or increase our cost of borrowing. As borrowings under our credit facilities or any other indebtedness mature, we may be required to refinance them by either entering into new facilities or issuing additional debt, which could result in higher borrowing costs, or issuing additional equity, which would dilute existing stockholders. We could also repay them by using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, which could reduce the amount of cash available to facilitate the growth and expansion of our businesses and pay dividends to our stockholders and operating expenses and other obligations as they arise. We may be unable to enter into new facilities or issue debt or equity securities in the future on attractive terms, or at all.

Furthermore, the credit agreements, indentures and instruments governing our existing debt contain covenants with which we need to comply. Non-compliance with any of the covenants without cure or waiver would constitute an event of default, and an event of default resulting from a breach of certain covenants could result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the credit agreements or instruments governing our debt.

We have significant liquidity requirements, and adverse market and economic conditions may negatively impact our sources of liquidity, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We expect that our primary liquidity needs include cash required to:

- support our working capital needs;

- fund cash operating expenses, including compensation and contingencies, including for clawback obligations or litigation matters;

- service debt obligations, including the payment of obligations at maturity, on interest payment dates or upon redemption, as well as any contingent liabilities that may give rise to future cash payments;

- continue growing our businesses, including:

  - seeding new strategies;

- warehousing investments or seeding portfolios for the benefit of one or more of our funds or other investment vehicles pending the expected contribution of committed capital by the investors in such vehicles and advancing capital to them for other operational needs;

- pursuing strategic investments or acquisitions;

- funding our capital commitments made to existing and future funds and co-investments;

- meeting any net capital requirements of our broker-dealer or funding obligations of our capital markets business; and

- otherwise supporting investment vehicles that we sponsor;

- pay amounts that may become due under the Tax Receivable Agreement;

- pay earnouts and contingent cash consideration associated with our Acquisition;

- pay cash dividends in accordance with our dividend policy for our Class A common stock;

- manage risk retention for CLOs;

- address capital needs of regulated and other subsidiaries, including our broker-dealer; and

- exchange Common Units pursuant to the A&R Exchange Agreement or repurchase or redeem other securities issued by us.

These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of December 31, 2025, we had approximately $595.9 million of remaining unfunded capital commitments to our funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them. We have used our balance sheet to provide credit support to the facilities used by certain personnel in connection with their commitments to our funds and to facilitate and manage the investments by partners, employees and other participants in certain of our funds. In addition, we have used our balance sheet to provide credit support to backstop certain clawback obligations to our funds. We have also used our balance sheet to provide credit support for guarantees related to certain operating leases for our offices.

In addition, as of December 31, 2025, we had $1,722.5 million of indebtedness outstanding under our credit facilities, outstanding notes and Secured Notes and $826.1 million of cash and cash equivalents. Depending on market conditions, we may be unable to refinance or renew all or part of our outstanding notes, Secured Notes or our credit facilities, or find alternate sources of financing (including issuing equity), on commercially reasonable terms or at all. As a result, our uses of cash may exceed our sources of cash, thereby potentially affecting our liquidity position. Furthermore, the incurrence of additional debt by us or our subsidiaries in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing and increase our costs of borrowing.

From time to time, our broker-dealer makes significant drawdowns under a revolving credit facility to satisfy net capital requirements arising from its underwriting commitments. These drawdowns could also put pressure on our liquidity or limit our ability to allocate our capital efficiently across our businesses. To the extent we do not have access to our broker-dealer's revolving credit facility or other liquidity, regulatory net capital requirements could limit our broker-dealer's ability to participate in underwriting or other transactions.

Finally, if cumulative distributions to our funds' investors are not in accordance with the distributions described in the applicable fund governing documents, the general partner is required to make payments to the investors in an amount necessary to correct the deficiency. We typically guarantee such clawback obligations on behalf of each fund's general partner. Adverse economic conditions may increase the likelihood of triggering these general partner obligations. If one or more such general partner obligations were triggered, we may not have available cash to repay the performance allocations and satisfy such obligations. If we were unable to repay such performance allocations, we would be in breach of the relevant governing agreements with our fund investors and could be subject to liability. Any of the foregoing could lead to a substantial decrease in our revenues and to material adverse impacts on our reputation.

In the event that our liquidity requirements were to exceed available liquid assets for the reasons we specify above or for any other reasons, we could be forced to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Dependence on significant leverage by certain of our funds and their investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments.

Many of our funds' investments rely on the use of leverage, and our ability to achieve attractive rates of return on investments will depend on our ability to access sufficient sources of indebtedness at attractive rates. The absence of available sources of sufficient debt financing at attractive rates for extended periods of time could therefore materially and adversely affect our funds and investments.

A portion of the indebtedness used to finance our funds' investments often includes leveraged loans and debt instruments privately placed with institutional investors. Availability of capital from the leveraged loan, high-yield, private debt markets and banks is subject to market volatility, and there may be times when our funds might not be able to access those markets at attractive rates, or at all, when completing an investment. Additionally, to the extent there is a reduction in the availability of financing for extended periods of time, the purchasing power of a prospective buyer may be more limited, adversely impacting the fair value of our funds' investments and thereby reducing the acquisition price.

We also have relied, and may in future rely, on banks for financing. In March 2013, the U.S. Federal Reserve Board and other U.S. federal banking agencies issued updated leveraged lending guidance covering transactions characterized by a degree of financial leverage. Such guidance may limit the amount or cost of financing we are able to obtain from banks for our transactions, and as a result, the returns on our investments may suffer. While the 2013 leveraged lending guidance's status remains uncertain following an October 2017 Government Accountability Office determination to submit the guidance to U.S. congressional review, it's possible the U.S. federal bank regulatory agencies could apply the leveraged lending guidance in its current form or implement a revised or new rule that limits leveraged lending. Such regulatory action could limit the amount, and increase the cost, of bank financing available for our business.

An increase in the overall cost of debt required by providers of that indebtedness would make it more expensive to finance investments, thereby reducing returns. Further, the interest payments on the indebtedness used to finance our funds' investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments. See "—Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income."

Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and volatile or adverse economic, market and industry developments. Additionally, the interests (whether in securities or otherwise) acquired by our funds in their investments may be the most junior in what could be a complex capital structure, and thus subject us to the greatest risk of loss in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of one of these investments. Furthermore, the incurrence of a significant amount of indebtedness by an investment could, among other things:

- subject the entity to a number of affirmative, negative and financial covenants, terms and conditions, any violation of which would be viewed by creditors as an event of default and could materially impact our ability to realize value from the investment;

- give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which might limit the entity's ability to respond to changing industry conditions, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;

- allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of the equity investment in it;

- limit the entity's ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors who have relatively less debt;

- limit the entity's ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

- limit the entity's ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

A leveraged investment's equity value also tends to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged investment is generally greater than for investments with comparatively less debt. For example, leveraged investments could default on their debt obligations due to a decrease in cash flow precipitated by an economic downturn or by poor relative performance at such a company. Similarly, the leveraged nature of the investments of our real assets funds increases the risk that a decline in the fair value of the underlying real estate or tangible assets will result in their abandonment or foreclosure.

When our funds' existing investments reach the point when debt incurred to finance those investments matures in significant amounts and must be either repaid or refinanced, those investments may materially suffer if they have generated insufficient cash flow to repay maturing debt and there is insufficient capacity and availability in the financing markets to permit them to refinance maturing debt on satisfactory terms, or at all. If a limited availability of financing for such purposes were to persist for an extended period of time, when significant amounts of the debt incurred to finance our funds' investments came due, these funds could be materially and adversely affected. Additionally, if such limited availability of financing persists, our funds may also not be able to recoup their investments, as issuers of debt become unable to repay their borrowings, which will adversely affect both their equity and debt investors. Moreover, in the event of default or potential default under applicable financing arrangements, one or more of our investments may go bankrupt, which could give rise to substantial investment losses, adverse claims or litigation against us or our employees and damage to our reputation.

Many of our funds may choose to use leverage as part of their investment programs and regularly borrow a substantial amount of their capital. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss in the value of the investment portfolio. A fund may borrow money from time to time to purchase or carry securities or debt obligations or may enter into derivative transactions (such as total return swaps) with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities purchased or carried and will be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such securities or debt obligations. Gains realized with borrowed funds may cause the fund's net asset value to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund's net asset value will also decrease faster than if there had been no borrowings. Interest rate increases, including those approved by the U.S. Federal Reserve in recent years, could also decrease the value of fixed-rate debt investment that our investment funds make. In addition, to the extent that any changes in tax law make debt financing less attractive to certain categories of borrowers, this could adversely affect the investment opportunities for funds, particularly those that invest in debt securities, loans and other credit-related investments.

Any of the foregoing circumstances could have a material adverse effect on our results of operations, financial condition and cash flow.

Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income.

A period of sharply rising interest rates could create downward pressure on the price of real estate, increase the cost and availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business. Interest rates rose steadily in 2023 and, although the U.S. Federal Reserve initiated a series of interest rate cuts in late 2024 that continued throughout 2025, there can be no guarantee that interest rates will continue to decline. A rise in interest rates may have further material adverse impacts on our business and that of our investment funds and their investments. In addition, a significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing, including higher equity requirements or more restrictive covenants, could have a material adverse impact on our business and that of our investment funds and their investments. Moreover, the financing of new investments or the operations of our funds' investments may become less attractive due to limitations on the deductibility of net interest expense. See "—Risks Related to Our Industry—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability."

If our funds are unable to obtain committed debt financing for potential investments, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an investment, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments. Furthermore, any failure by lenders to provide previously committed financing can also expose us to potential claims by sellers of businesses that we may have contracted to purchase.

Our funds' portfolio companies also regularly utilize the corporate loan and bond markets to obtain financing for their operations. Certain portfolio companies are facing, or may face in the future, increased credit and liquidity risk due to volatility in financial markets, increased costs of existing floating rate indebtedness in a rising interest rate environment, reduced revenue streams and limited or higher cost of access to preferred sources of funding, which could negatively affect us or our funds' investments. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may negatively impact the financial results of those investments and, therefore, the investment returns on our funds.

In addition, to the extent that conditions in the credit markets or tax or other regulatory changes impair the ability of our investments to refinance or extend maturities on their outstanding debt, either on favorable terms or at all, the financial results of those portfolio companies may be negatively impacted, which could impair the value of our funds' investments. In some cases, the inability of our funds' investments to refinance or extend maturities may result in the inability of those investments to repay debt at maturity or pay interests when due, and may cause the portfolio companies to sell assets, undergo a recapitalization or seek bankruptcy protection, any of which would also likely impair the value of our funds' investment.

Risks Related to Our Industry

The alternative asset management business is intensely competitive, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We compete as an alternative asset management firm for both fund investors and investment opportunities. The alternative asset management business is highly fragmented, with our principal competitors being sponsors of private funds and operating companies acting as strategic buyers of businesses. Competition for fund investors is based on a variety of factors, including:

- investment performance;

- investor liquidity and willingness to invest;

- investor perception of investment managers' drive, focus and alignment of interest;

- business reputation;

- quality of services provided to and duration of relationships with fund investors;

- pricing and fund terms, including fees;

- the relative attractiveness of the types of investments that have been or will be made; and

- consideration and management of ESG issues.

Further, we believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment, certainty of execution and business relationships that provide access to opportunities.

A variety of factors could exacerbate the competitive risks we face, including:

- fund investors may reduce their investments in our funds or decrease their allocations in new funds based on a variety of factors, such as the occurrence of an economic downturn, their available capital, regulatory requirements or a desire to consolidate their relationships with investment firms;

- some of our competitors may have agreed, or may agree, to terms on their funds or products that are more favorable to fund investors than those of our funds or products, such as lower management fees, greater fee sharing or higher hurdles for performance allocations, and we may be unable to match or otherwise revise our terms;

- some of our funds may not perform as well as competitors' funds or other available investment products;

- some of our competitors may have raised, or may raise, significant amounts of capital and may have similar investment objectives and strategies to our funds, which could create additional competition for investment opportunities and reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

- some of our competitors may have a lower cost of capital and access to funding sources that are not available to us;

- some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and bid more aggressively than us for investments;

- some of our competitors may be more successful than we are in the development of new or customized products to address investor demand for new or different investment strategies and/or regulatory changes, including with respect to private credit products that are developed for individual investors or that target insurance capital;

- some of our competitors may be subject to less regulation or less regulatory scrutiny and, accordingly, may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less expense to comply with such regulations than we bear;

- there are relatively few barriers to entry impeding the formation of new funds, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business have resulted, and may continue to result, in increased competition;

- if, as we expect, allocation of assets to alternative investment strategies increases, there may be increased competition for alternative investments and access to fund general partners and managers;

- some of our competitors may have instituted, or may institute, low cost, high speed financial applications and services based on AI, and new competitors may enter the alternative asset management space using new investment platforms based on AI;

- some investors may prefer to pursue investments directly instead of investing through one of our funds;

- some investors may prefer to invest with an investment manager that is not publicly traded, is smaller or manages fewer investment products; and

- other industry participants continuously seek to recruit our investment professionals and other key personnel away from us.

We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. For example, competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may allow them to submit a higher bid. Alternatively, we may experience decreased investment returns and increased risks of loss if we match investment prices, structures and terms offered by competitors. As a result, if we are forced to compete with other investment firms on the basis of price, we may be unable to maintain our current fees or other terms. There is a risk that management fees and performance allocations in the alternative asset management industry will decline, without regard to the historical performance of a manager. Management fee or performance allocation income reductions on existing or future funds, without corresponding decreases in our cost structure, would negatively impact our revenues and profitability and could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, if market conditions for competing investment products were to become more favorable, such products could offer rates of return superior to those achieved by our funds and the attractiveness of our funds relative to investments in other investment products could decrease. This competitive pressure could negatively impact our ability to make successful investments and limit our ability to raise future funds, either of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Climate change and climate policies and regulation could adversely affect our business.

TPG and our portfolio companies face risks associated with climate change, including risks related to climate-related business trends and risks stemming from the physical and transitional impacts of climate change and the impact of climate-related legislation, funding, regulation and deregulation (both domestically and internationally). In addition, uncertainties related to climate change and climate change-related regulation may adversely impact our dedicated climate impact and climate transition infrastructure investing products or other related funds, and their respective investments.

New climate change-related regulations, rescission or modification of existing regulations or appropriations or changes in interpretations of existing requirements may result in changes to subsidies, tax, permitting and other requirements and/or enhanced disclosure obligations, which could negatively affect us or our portfolio companies and/or materially increase our or their regulatory burden. The Trump Administration has begun to implement significant changes to environmental and energy policies from those that were in place under the Biden Administration. Such changes may be material to us or our portfolio companies. Conversely, to the extent a jurisdiction introduces new regulatory requirements, whether the U.S. federal government, a U.S. state or a foreign jurisdiction, increased regulations generally increase our or our portfolio companies' costs, and we or they could continue to experience higher costs if new laws and regulatory requirements require us or them to, among other things, spend more time, hire additional personnel or buy new technology to comply effectively. Compliance with climate- and other sustainability-related rules could result in increased legal and compliance costs and expenses which would be borne by us and our funds. See "—Risks Related to Our Business— Sustainability-related compliance and reporting may result in increased compliance costs, litigation or enforcement actions, reputational harm, irreconcilable inconsistencies across jurisdictions and/or some investors not investing in or seeking to exit our funds." At the portfolio company level, while we have invested in sectors that are inherently lower carbon intensity (e.g., technology and healthcare), which decreases some exposure to energy transition risk, there are individual portfolio companies in these and other sectors that could face transition risks related to carbon-related regulations or taxes or there is shifting demand for the companies' products or services.

In addition, TPG faces business trend-related climate risks. For our portfolio companies, business trends related to climate change may require capital expenditures, product or service redesigns, and changes to operations and supply chains to meet changing customer expectations. Not addressing these changed expectations could create business model disruptions and other risks for portfolio companies, which could negatively impact the returns in our funds. Furthermore, certain fund investors consider sustainability factors, including climate risks, in determining whether to invest in our funds.

Further, significant physical effects of climate change, including extreme weather events such as fires, hurricanes or floods, can cause considerable damage to portfolio companies and investments and negatively impact returns, especially our real asset investments and portfolio companies that rely on physical factories, plants or stores located in the affected areas. Increases in the effects of climate change are expected to exacerbate the frequency and impact of weather and climate related events and conditions.

While we believe the geographic distribution of our portfolio diversifies TPG's physical climate risk, some physical risk is inherent in the companies in our portfolio, particularly in some real estate holdings and Asia- and Africa-based investments and in the unknown potential for extreme weather that could occur related to climate change.

We expect some funds to face additional climate-related risks of a different nature. For example, deregulation or non-implementation of additional regulation, particularly in the United States, U.K. and EU, around climate change and carbon output control could lead to diminished market demand in various investment sectors. Additionally, implementation of the Paris Agreement and other climate-related initiatives and the pace of private actors seeking to reduce greenhouse gas emissions are uncertain. Uneven or slow implementation could negatively impact the speed of growth for the companies in certain funds. Further, non-implementation, or the rollback of energy subsidies designed to enable the energy transition, may negatively impact the financial performance of certain investments. In addition, jurisdictions could classify fund investments differently in terms of their contributions to climate change mitigation and/or the energy transition, which could open some assets to transition risks.

Difficult economic and market conditions could negatively impact our businesses in many ways, including by reducing the value or hampering the performance of our funds' investments or reducing our funds' ability to raise or deploy capital, each of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our business is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our control, such as fluctuating interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation and regulations on the financial industry), pandemics or other severe public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including government shutdowns, wars, threatened military conflicts, terrorist acts or security operations) and the effects of climate change. Recently, markets have been affected by U.S. interest rates, inflation, the imposition of trade barriers, ongoing trade negotiations with major U.S. trading partners, slower economic growth or recession, changes in U.S. tax regulations and geopolitical events such as the ongoing war in Ukraine and conflicts in the Middle East. These conditions, events and factors are outside our control and may affect the level and volatility of securities prices and the liquidity and the value of investments, and we may not be able to or may choose not to manage our exposure to them.

Volatility in the global financial markets or a financial downturn could negatively impact our business in a number of ways. Volatility or unfavorable market and economic conditions could reduce opportunities for our funds to make, exit and realize value from, and expected returns on, their existing investments. When financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds' investments, and we may earn lower-than-expected returns on them, which could cause us to realize diminished or no performance allocations. If not otherwise offset, declines in the equity, debt and commodity markets would likely cause us to write down our funds' investments. Further, difficult market conditions could cause a decrease in the frequency and size of fees generated from TPG Capital BD's (or related entities') capital markets activities. Our profitability may also be negatively impacted by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to a downturn in market and economic conditions.

During periods of difficult market conditions or slowdowns, our funds' portfolio companies or assets in which we have invested may experience adverse operating performance, decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty expanding their businesses and operations, meeting their debt service obligations or paying other expenses as they become due, including amounts payable to us. Negative financial results in our funds' portfolio companies could result in less appreciation across the portfolio and lower investment returns for our funds. Because our funds generally make a limited number of investments, negative financial results in a few of a fund's portfolio companies could severely impact the fund's total returns, which could negatively affect our ability to raise new funds, the performance allocations we receive and the value of our investments. Further, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, or in the case of certain real estate funds, the abandonment or foreclosure of investments, which could result in a complete loss of the fund's investment in such portfolio company and negatively impact the fund's performance and, consequently, the performance allocations we receive and the value of our investment, as well as our reputation.

Receipt of lower investment returns from our funds during a period of difficult market conditions could cause our cash flow from operations to significantly decrease, which could negatively impact our liquidity position and the amount of cash we have on hand to conduct our operations and pay dividends to our stockholders. The generation of less performance allocations could also affect our leverage ratios, external credit ratings and compliance with our credit facility covenants as well as our ability to renew or refinance all or part of our credit facility and contractual obligations. Having less cash on hand could in turn require us to rely on other sources of cash, such as the capital markets, to conduct our operations.

In addition, volatility or unfavorable market and economic conditions could make it difficult for our funds to find suitable investments or secure financing for investments on attractive terms. Heightened equity and credit market volatility could negatively impact availability and cost of financing for significant acquisitions and dispositions. If credit markets weaken, our funds may be unable to consummate significant acquisitions and dispositions on acceptable terms or at all. A general slowdown in global merger and acquisition activity due to the lack of suitable financing or an increase in uncertainty could slow in our investment pace, which in turn could negatively impact our ability to generate future performance allocations and fully invest the available capital in our funds. A slowdown in the deployment of our available capital could impact the management fees we earn on funds that generate fees based on invested (and not committed) capital, including our ability to raise, and the timing of raising, successor funds.

Market volatility could also negatively impact our fundraising efforts in several ways. We generally raise capital for a successor fund following the substantial and successful deployment of capital from the existing fund. Poor performance by existing funds as a result of market conditions could impair our ability to raise new funds as could any change in or rebalancing of fund investors' asset allocation policies. Investors often allocate to alternative asset classes based on a target percentage of their overall portfolio. If the value of an investor's portfolio decreases as a whole, the amount available to allocate to alternative assets could decline. Further, investors often take into account the amount of distributions they have received from existing funds when considering commitments to new funds. General market volatility or a reduction in distributions to investors could cause investors to delay making new commitments to funds or negotiate for lower fees, different fee sharing arrangements for transaction or other fees and other concessions. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed, and a decrease in the amount an investor commits to our funds could have an impact on the ultimate size of the fund and amount of management fees we generate.

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.

Our business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations, are empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or investment adviser from registration or memberships. If the SEC or any other governmental authority, regulatory agency or similar body takes issue with our past practices, including, for example, past investment and co-investment activities, internal operating policies and procedures or arrangements with our people, including our senior advisors, we will be at risk for regulatory sanction. Even if an investigation or proceeding does not result in a significant sanction, the costs incurred in responding to such matters could be material. Further, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing investors or clients or fail to attract new investors or clients, as well as discourage others from doing business with us. Some of our funds invest in businesses that operate in highly regulated industries. The regulatory regimes to which such businesses are subject may, among other things, condition our funds' ability to invest in those businesses upon the satisfaction of applicable ownership restrictions or qualification requirements for receipt of regulatory approval. Obtaining regulatory approval is often a lengthy and expensive process with an uncertain outcome. Portfolio companies may be unable to obtain necessary regulatory approvals on a timely basis, if at all, and the failure to obtain such approvals may prevent our funds from consummating the applicable investments, which could materially and adversely affect their performance. Our failure to obtain or maintain any regulatory approvals necessary for our funds to invest in such industries may disqualify our funds from participating in certain investments or require our funds to divest certain assets.

In recent years, the SEC and its staff have focused on issues relevant to global investment firms and have formed specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and their employees. Such actions and settlements involving U.S.-based private fund advisers generally have involved a number of issues, including the undisclosed allocation of the fees, costs and expenses related to unconsummated co-investment transactions (i.e., the allocation of broken-deal expenses), undisclosed legal fee arrangements affording the adviser greater discounts than those afforded to funds advised by such adviser, the undisclosed acceleration of certain special fees and the handling of material non-public information. We have in the past and may in the future be subject to SEC enforcement actions and settlements. Recent SEC focus areas have also included the use and compensation of, and disclosure regarding, operating partners or consultants, outside business activities of firm principals and employees, group purchasing arrangements, compliance with the SEC's custody rule, compliance with the SEC's marketing rule, management fee calculations, use of affiliated service providers, general conflicts of interest disclosures and cybersecurity. We generally expect the SEC's oversight of global investment firms to continue to focus on concerns related to transparency, investor disclosure practices, handling of material non-public information, fees and expenses, valuation, compliance policies and procedures and conflicts of interest, which could impact us in various ways. Although we have a robust compliance program in place, it is possible this enforcement activity will target practices that we believe are compliant and that were either previously examined without sanction or not targeted before. We regularly are subject to requests for information and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate. For example, in October 2022, the Company received a document request from the SEC focusing on the use and retention of business-related electronic communications, which, as has been publicly reported, is part of an industry-wide review. The Company cooperated with the SEC's investigation and reached a settlement, which was announced in January 2025. See Note 16, "Commitments and Contingencies—Legal Actions and Other Proceedings."

Various new regulations have been proposed and/or adopted over the past few years applicable to private fund advisers. These initiatives include:

- Amendments to Regulation S-P adopted in May 2024 apply privacy safeguarding requirements directly to investment advisers that manage private funds. See "—Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow."

- In February 2022, the SEC proposed rules that would have required investment advisers to adopt cybersecurity policies and procedures reasonably designed to address cybersecurity risks, implement monitoring and protections and disclose certain information about cybersecurity risks and incidents; however, that proposal was subsequently withdrawn and not adopted. Notwithstanding the withdrawal, the SEC continues to bring enforcement actions under existing authorities where registrants fail to develop and implement cybersecurity protections that it deems appropriate and adequate to protect against cybersecurity incidents.

- The SEC adopted an expansion of the reporting obligations under Form PF and changes to the beneficial ownership reporting regime applicable to positions in public companies, which are expected to increase investment advisers' data-gathering and disclosure obligations.

These newly adopted or proposed rules are expected to increase compliance burdens and associated regulatory costs and complexity and impose limitations on our investing activities. In addition, even if not adopted, evaluating and responding to proposed rules could result in increased costs and require significant attention from management, and the new or proposed rules enhance the risk of regulatory action, which could adversely impact our reputation and our fundraising efforts, including as a result of public regulatory sanctions.

We regularly rely on exemptions from various requirements of the Securities Act, Exchange Act, the Investment Company Act, the Commodity Exchange Act of 1936, as amended, and the U.S. Employee Retirement Income Security Act of 1974, as amended, or "ERISA," in conducting our asset management activities in the United States. If these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims, and our business could be negatively impacted.

Similarly, in conducting our asset management activities outside the United States, we generally rely on exemptions from the regulatory regimes of various foreign jurisdictions. Exemptions from U.S. and foreign regulations are often highly complex and may, in certain circumstances, depend on compliance by third parties we do not control. If these exemptions were to become unavailable to us, our business could be negatively impacted, as these regulations often serve to limit our activities and impose burdensome compliance requirements. See "Item 1. Business—Regulation and Compliance." Moreover, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect our fund investors and not our stockholders.

Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business.

The current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, tariff, economic, environmental and other policies under the Trump administration could lead to disruption, instability and volatility in the global markets. The consequences of previously enacted legislation could also impact our business operations in the future. For example, bipartisan legislation enacted in August 2018 has increased and may continue to significantly increase the number of transactions that are subject to the jurisdiction of the Committee on Foreign Investment in the United States ("CFIUS"), which has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate. CFIUS' expanded jurisdiction may reduce the number of potential buyers of certain of our funds' portfolio companies and thus limit the ability of our funds to exit from certain investments, as well as limit our flexibility in structuring or financing certain transactions. On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 which, among other things, includes changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income" for certain large corporations and a 1% excise tax on share repurchases. Such changes could materially increase the taxes imposed on us or our funds' portfolio companies. On July 4, 2025, the bill referred to as the "One Big Beautiful Bill Act" (the "OBBBA") was enacted into law. The OBBBA resulted in significant changes to the Code, including changes to the taxation of international businesses, more favorable interest deductibility and accelerated asset depreciation. Certain aspects of the OBBBA are unclear and require substantial future guidance from the U.S. Department of the Treasury and other governmental agencies. See "—Risks Related to Taxation—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability." Further, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted in 2010, has imposed significant changes on almost every aspect of the U.S. financial services industry, including aspects of our business. On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Reform Act") was signed into law. The Reform Act amends various sections of the Dodd-Frank Act.

The Reform Act and various other proposals focused on deregulation of the U.S. financial services industry could have the effect of increasing competition or otherwise reducing investment opportunities, which could negatively impact our business. For example, the U.S. Financial Stability Oversight Council ("FSOC"), created by the Dodd-Frank Act, has the authority to designate an asset management firm as a "systemically important financial institution" ("SIFI"). If we are designated as a SIFI, we would become subject to a variety of regulations, including capital requirements and limitations on leverage, which could adversely affect our ability to implement our investment strategies.

Under applicable SEC rules, investment advisers are required to implement compliance policies designed, among other matters, to track campaign contributions by certain of the adviser's employees and engagements of third parties that solicit government entities and to keep certain records to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding "pay to play" practices by investment advisers. FINRA adopted its own set of "pay to play" regulations, which went into effect on August 20, 2017, that are similar to the SEC's regulations. In addition, many pay to play regimes (including the SEC pay to play rule for investment advisers) impute the personal political activities of certain executives and employees, and in some instances their spouses and family members, to the manager for purposes of potential pay to play liability.

The Dodd-Frank Act also imposes a regulatory structure on the "swaps" market, including requirements for clearing, exchange trading, capital, margin, reporting and recordkeeping. The SEC, the Commodity Futures Trading Commission (the "CFTC") and other financial regulators have finalized many rules applicable to swap market participants, including business conduct standards for swap dealers, reporting and recordkeeping, mandatory clearing for certain swaps, exchange trading rules applicable to swaps, initial and variation margin requirements for uncleared swap transactions and regulatory requirements for cross-border swap activities. These requirements could reduce market liquidity and negatively impact our business, including by reducing our ability to enter swaps and other types of derivatives.

The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk taking by covered financial institutions. In May 2016 and, more recently, in May 2024, the SEC and other federal regulatory agencies proposed a rule that would apply requirements on incentive-based compensation arrangements of "covered financial institutions," including certain registered investment advisers and broker-dealers above a specific asset threshold. This, if adopted, could limit our ability to recruit and retain investment professionals and senior management executives. However, the proposed rule remains pending and may be subject to significant modifications.

Furthermore, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular. For example, in June 2019, certain members of the U.S. Congress introduced the Stop Wall Street Looting Act of 2019, a comprehensive bill intended to fundamentally reform the private equity industry. In August 2021, legislation was introduced in the Senate proposing to change the definition of carried interest. The "Ending the Carried Interest Loophole Act" proposed to close the tax rate differential between carried interests and ordinary income and accelerate the recognition and payment of tax on the receipt of carried interest and would have material impact on our business if enacted. Other potential changes in legislation or regulation may include higher corporate tax rate, greater scrutiny on the private equity industry or elimination of carried interest or limitations of the capital gains tax. If the proposed bills or parts thereof, or other similar legislation, were to become law, it could negatively impact us, our funds' portfolio companies and our investors.

Future legislation, regulation or guidance could negatively impact the fund industry generally and/or us specifically. Financial services and private funds may in the future be subject to further governmental scrutiny, an increase in regulatory investigations and/or enhanced regulation, including as a result of changes in the presidency or congressional leadership. Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our business, all of which could negatively impact our profitability.

Changing regulations regarding derivatives, including commodity interest transactions, could negatively impact our business.

The regulation of derivatives, including commodity interest transactions, in the United States and other jurisdictions, is an evolving area of law and is subject to ongoing modification by governmental, self-regulatory organization and judicial action. We and our affiliates enter into derivatives transactions for various purposes, including to manage the financial risks related to our business. Accordingly, the impact of this evolving regulatory regime on our business is difficult to predict, but it could be substantial and adverse.

Managers of certain pooled investment vehicles with exposure to certain types of derivatives may be required to register with the CFTC as commodity pool operators and/or commodity trading advisors and become members of the National Futures Association (the "NFA"). As such, certain of our or our affiliates' risk management or other commodity interest-related activities may be subject to CFTC oversight. To date, we have concluded that the covered activities in which our affiliates engage do not rise to the level of requiring the affiliates to register with the CFTC or become members of the NFA, and instead, these affiliates rely on exemptions from CFTC registration requirements. As part of ensuring the affiliates continue to be exempt from registration, we have instituted procedures to, as applicable, monitor our affiliates' compliance with the requirements of exemptions on which they rely and comply with exemption renewal requirements. In the event that our affiliates no longer qualify for an exemption from registration, such affiliates could become subject to a wide range of other regulatory requirements, such as reporting, recordkeeping and operational requirements as well as periodic examinations.

Newly instituted and amended regulations could significantly increase the cost of entering into derivative contracts (including through requirements to post collateral, which could negatively impact our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that we encounter, reduce our ability to restructure our existing derivative contracts and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of such regulations (and any new regulations), our results of operations may become more volatile and our cash flows may be less predictable.

Federal, state and foreign financial crime, trade and foreign investment laws applicable to us, our funds and our funds' portfolio companies create the potential for significant liabilities and penalties, the inability to complete transactions and reputational harm.

We are subject to a number of laws and regulations governing payments, offers and contributions to or for the benefit of public officials or other parties, including restrictions imposed by the FCPA. The FCPA prohibits bribery of foreign public officials, government employees and political party officials and requires public companies in the United States to keep books and records that accurately and fairly reflect their transactions. In addition, the U.S. Department of Commerce and the U.S. Department of State administer and enforce certain export control laws and regulations, and OFAC and the U.S. Department of State administer and enforce economic sanctions based on U.S. foreign policy and national security goals against targeted countries, jurisdictions, territories, regimes, entities, organizations and individuals. These laws and regulations relate to a number of aspects of our businesses, including servicing existing fund investors, finding new fund investors and sourcing new investments, as well as the activities of our funds' portfolio companies. U.S. government regulators, including the U.S. Department of Justice, the SEC and OFAC, have devoted significant resources to enforcement of these laws. The U.S. government has also recently used sanctions and export controls to address broader foreign and international economic policy goals, including with respect to certain industries and technologies. Moreover, the U.S. Department of Justice has also recently adopted updated guidance with respect to the FCPA, prioritizing national security links, including cartels and transnational criminal organizations.

In September 2024, FinCEN published a rule requiring registered investment advisers and exempt reporting advisers to, among other measures, adopt an anti-money laundering program and file certain reports with FinCEN. The rule also delegates authority to the SEC to monitor compliance with these requirements. Although FinCEN has since delayed implementation of this rule, we expect our investment advisory business to be subject to additional anti-money laundering obligations in due course.

Certain investments or divestments by our funds that involve a national security nexus may be subject to review and approval by CFIUS. The Foreign Investment Risk Review Modernization Act ("FIRRMA") and related regulations significantly expanded the types of transactions that are subject to the jurisdiction of CFIUS. Under FIRRMA, CFIUS has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate. Such limitations and restrictions may prevent our funds from pursuing certain investments, cause delays with respect to consummating investments, require our funds to consummate an investment on terms that are less advantageous than would be the case absent such restrictions, reduce the number of potential buyers and/or limit the ability of our funds to exit from certain investments.

Congress has also enacted the Protecting Americans' Data from Foreign Adversaries Act of 2024, which establishes new restrictions on transfers of certain personally identifiable sensitive data to foreign adversary countries and entities controlled by a foreign adversary. Similarly, U.S. Department of Justice "Data Security Program" regulations issued pursuant to Executive Order 14117, "Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern," restrict, and in some cases prohibit, data transfers involving countries of concern or covered persons, including the People's Republic of China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba and Venezuela, which involve certain U.S. government-related data and bulk human 'omic, geolocation, biometric, health, financial and other sensitive personal data. The Data Security Program applies even to data that have been de-identified, anonymized or encrypted. Entities organized under laws of the United States as well as U.S. persons are restricted in their ability to provide access to such data to such countries as well as "covered persons" that have certain nexuses to such countries, and they are also required to prohibit foreign parties from making an "onward transfer" of such data to countries of concern and covered persons. These restrictions may inhibit or preclude our ability to fully realize the value of such data, to use such data effectively or efficiently or to engage in some data transactions that would otherwise be available to entities not subject to the Data Security Program.

Effective January 2, 2025, the Treasury Department's China-focused Outbound Investment Security Program requires notification of and, in some cases, prohibits certain investments by U.S. persons in companies that have a nexus to China and are involved in advanced technologies in the AI, semiconductor or quantum information sectors. These requirements, as may be amended or supplemented from time to time, may prevent our funds from pursuing or exiting certain investments.

Non-U.S. anti-bribery, anti-corruption or anti-money laundering laws, economic sanctions or other export control laws may impose stricter or more onerous requirements than U.S. law, and compliance with such non-U.S. laws may disrupt our business or cause us to incur significantly more costs. A number of other countries, including countries where we and our funds' portfolio companies maintain operations or conduct business, have also expanded significantly their enforcement activities, especially in the anti-corruption area. For example, in the U.K., we are subject to laws regarding the prevention of money laundering and the financing of terrorism as well as laws prohibiting bribery, facilitation of tax evasion and fraud. Differences between such U.S. and non-U.S. laws increase the risks and complexities of compliance and sometimes present actual conflicts of law (especially with respect to sanctions and export controls). We cannot predict the nature, scope or effect of future regulatory requirements to which we might be subject or the manner in which existing laws might be administered, interpreted or enforced.

While we have developed and implemented policies and procedures designed to ensure compliance with applicable sanctions, anti-bribery, data transfer and export control laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated these laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disbarment and a general loss of investor confidence, any one of which could have a material adverse effect on our results of operations, financial condition and cash flow. In addition, depending on the circumstances, we could be liable for violations of applicable anti-corruption, sanctions or export control laws committed by companies in which we or our funds invest (including via successor liability). Our funds' portfolio companies' compliance policies and procedures may not prevent all instances of money laundering, bribery, dealings with sanctioned jurisdictions or parties or other prohibited transactions, including those arising from actions by employees, for which we or they might be held responsible. Allegations that our funds' portfolio companies engaged in conduct that has violated anti-corruption, economic sanctions or export control laws could negatively impact us, create legal liability or cause reputational and business harm that could negatively impact a fund's investments. If we fail to comply with this multitude of laws and regulations, even where conflicts of law arise, we could be exposed to claims for damages, civil or criminal penalties, reputational harm, incarceration of our employees, restrictions on our operations (including disbarment) and other liabilities, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Regulatory initiatives in jurisdictions outside the United States could negatively impact our business.

Similar to the United States, the current environment in non-U.S. jurisdictions in which we operate, in particular the EU, the U.K., India, Japan and Korea, has become subject to an expanding body of regulation. Governmental regulators and other authorities have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our business.

EU and U.K. Regulatory Framework. As described under "Item 1. Business—Regulation and Compliance," our two entities authorized and regulated in the U.K., TPG Europe and AG Europe, are subject to various regulations. As our business continues to grow in Europe, these U.K. authorized entities may be brought within scope of new rules that apply to larger, more complex businesses, which may impose additional costs or restrictions on how those entities operate. Our funds established, or registered for marketing, in the EU or the U.K. are also subject to EU and U.K. legislation, including the Alternative Investment Fund Managers Directive ("AIFMD"). AIFMD imposes regulatory obligations on us principally with respect to the marketing of our funds to EU and U.K. investors. These regulatory requirements increase the costs and administrative burden of establishing and operating our funds. Ongoing legislative developments may impose further restrictions, costs and complexity. For example, AIFMD amendments to be implemented in April 2026 (under AIFMD II), will introduce new rules for funds managed or marketed in the EEA, including substantive requirements and restrictions on open-ended funds and funds that "originate loans." These new requirements will impose additional costs on our business as we implement measures to comply with AIFMD II and will also impose new restrictions on how our European managed funds operate. In addition, certain of our funds' portfolio companies are subject to EU and U.K. regulation that affect their business and, in the case of violations, could result in a range of sanctions.

Anti-Money Laundering. During 2020, two new EU Anti-Money Laundering ("AML") Directives came into force: the fifth AML EU Directive ("AMLD5") and the sixth AML EU Directive ("AMLD6"). AMLD5 was implemented into U.K. law on January 10, 2020. The changes under AMLD5 include new, more stringent customer due diligence measures and reporting requirements. AMLD5 has added complexity to our internal processes and any perceived or actual shortcomings in our adoption of AMLD5 could create reputational and legal risks to our business. AMLD6 harmonizes the definition of money laundering across the EU, expands the number of offenses that fall under the definition of money laundering and extends criminal liability to include punishments for legal persons. Since the U.K.'s withdrawal from the EU, each of the U.K. and EU has continued to develop its own autonomous AML regulatory regimes. More recently, the EU has introduced the Anti-Money Laundering Regulation ("AMLR"), which was adopted in 2024 with the main provisions coming into force in 2027. Among other things, the AMLR creates a new EU AML Authority, which will begin direct supervision of some large institutions in the EU in 2028, and an EU-wide single rulebook. The divergence of applicable regulatory regimes increases the risks and complexities of compliance.

Information Reporting Requirements. Many countries have significantly increased their information reporting regimes over the past few years. For example, in 2018 the EU Council adopted a directive imposing a reporting obligation on parties to transactions that may involve aggressive tax planning ("DAC6").

Foreign Direct Investment. A number of jurisdictions continue to establish or strengthen restrictions on foreign direct investment. These countries often authorize their heads of state and/or regulatory bodies to block or impose conditions on certain transactions, such as investments, acquisitions and divestitures, if they threaten national security. In addition, many jurisdictions restrict foreign investment in assets important to national security by taking steps such as limiting foreign equity investment, implementing investment screening or approval mechanisms and restricting foreigners from serving as key personnel. These laws could limit our funds' ability to make or exit investments or impose burdensome notification requirements, operational restrictions or delays in pursuing and consummating transactions.

Hong Kong Security Law. The National People's Congress of China passed a national security law (the "National Security Law") in 2020 that criminalizes certain offenses, including secession, subversion of the Chinese government, terrorism and collusion with foreign entities. The National Security Law also applies to non-permanent residents. Although the extra-territorial reach of the National Security Law remains unclear, there is a risk that its application to conduct outside the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") by non-permanent residents of Hong Kong could limit the activities of or negatively impact us, our funds and/or our funds' portfolio companies. The United States, the U.K. and several EU countries have expressed concerns regarding the National Security Law. The United States and other countries may take action against China, its leaders and leaders of Hong Kong, which may include the imposition of sanctions or tariffs. Escalation of tensions resulting from the National Security Law, including conflict between China and other countries, protests and other government measures, as well as other economic, social or political unrest in the future, could negatively impact the security and stability of the region and have a material adverse effect on countries in which we, our funds and our funds' portfolio companies or any of their respective personnel or assets are located. While we maintain offices in Hong Kong and our funds invest in portfolio companies that operate in Hong Kong or are currently or expected to be listed on the Stock Exchange of Hong Kong (which investments comprise approximately 0.1% of our AUM), none of our funds invests exclusively in Hong Kong; our Hong Kong operations, including our personnel and investments, do not represent a significant portion of our business; and our portfolio companies do not generally engage in commercial practices that would implicate the National Security Law. Nevertheless, the aforementioned risks, including an expansionary application of the National Security Law in unpredictable circumstances by the Chinese authorities, and any downturn in Hong Kong's economy could negatively impact the industries in which we participate, negatively impact our, our funds' or their portfolio companies' operations and have a material adverse effect on our results of operations, financial condition and cash flow. See "—Risks Related to Our Business—Changes in China's governmental policies could have an adverse effect on our business and operations."

Any perceived or actual failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

We and our funds' portfolio companies collect personally identifiable information and other sensitive and confidential data as an integral part of our business processes. The interpretation and application of privacy laws or regulations in the United States, EU (and its member states), the U.K. and elsewhere is developing and sometimes uncertain, and increasingly laws or regulations in one country may be inconsistent with, or contrary to, those of another country. Federal, state and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy. Any of our U.S. operations may be impacted by a growing movement to adopt comprehensive privacy and data protection laws similar to the GDPR.

Our compliance obligations include those relating to U.S. data privacy and security laws such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (together, the "CCPA"), which provides for enhanced consumer protections for California residents, a private right of action with statutory damages for certain data breaches and statutory fines for other CCPA violations, as well as a requirement of "reasonable" cybersecurity. The CCPA generally applies to businesses that collect personal information about California consumers, and either meet certain thresholds with respect to revenue or buying and/or selling consumers' personal information. The CCPA imposes stringent legal and operational obligations on such businesses as well as certain affiliated entities that share common branding. Additionally, if unauthorized access, acquisition, theft or disclosure of a consumer's personal information occurs, and the business did not maintain reasonable security practices consistent with California law, consumers could file a civil action (including a class action) without having to prove actual damages. Statutory damages range from $100 to $750 per consumer per incident, or actual damages, whichever is greater. The California Attorney General also may impose civil penalties ranging from $2,500 to $7,500 per violation. Further, California has established a state agency focused on the enforcement of the CCPA, which is leading to greater levels of regulation and enforcement and greater costs related to compliance.

Nearly twenty other states in the United States have either passed, proposed or are considering comprehensive privacy laws and regulations generally similar to the CCPA and GDPR (such as the Nevada Privacy of Information Collected on the Internet from Consumers Act, which became effective on October 1, 2021, the Virginia Consumer Data Protection Act passed March 2, 2021, the Colorado Privacy Act passed on July 8, 2021, the Utah Consumer Privacy Act passed on March 24, 2022 and the Connecticut Data Privacy Act passed on May 10, 2022, all of which have become effective), which could impose similarly significant costs, potential liabilities and operational and legal obligations. Such laws and regulations vary from jurisdiction to jurisdiction, with certain provisions being materially different and more restrictive than provisions in California, thus further increasing costs, operational and legal burdens, as well as the potential for significant liability.

Many foreign countries and governmental bodies, including the EU, U.K. and other relevant jurisdictions where we and our funds' portfolio companies conduct business, have laws and regulations concerning the collection and use of personally identifiable information and other data about individuals in those countries, or by businesses operating within those jurisdictions that are more restrictive than those in the United States. These more restrictive laws include the GDPR, the U.K. GDPR, the Hong Kong Personal Data (Privacy) Ordinance and the Australian Privacy Act. Privacy and cybersecurity laws in Singapore, Japan, Korea, Dubai, Abu Dhabi, India and other jurisdictions may also impact data in those jurisdictions. Laws and regulations in China may require the localization of certain personally identifiable information, or other information, and may subject businesses operating in China to intrusive governmental inspections. These laws and regulations impose onerous privacy obligations on us in the United States and internationally.

We potentially remain exposed to liability, particularly given the continued and rapid development of privacy laws and regulations around the world and increased enforcement action. Any inability, or perceived inability, by us or our funds' portfolio companies to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory enforcement actions and liability (which could include civil or criminal penalties), third-party liability, litigation (including class claims), increased costs, disruption of our and our funds' portfolio companies' business and operations and loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us and our funds' portfolio companies to comply continue to increase.

Artificial Intelligence. In May 2024, the EU approved a new regulation on AI (the "EU AI Act"), parts of which have already taken effect and the remainder of which will take effect by August 2027. The EU AI Act is a legal framework that governs the development and deployment of AI in the EU. The framework bans certain uses of AI outright and imposes material obligations on both the providers and deployers of certain other AI activities. Violations are subject to potentially significant fines, and regulators have powers to remove non-compliant products from the EU market. The Colorado Artificial Intelligence Act and other U.S. statutes may also impact our ability to use AI, restrict innovations or result in liability for prohibited uses of AI technologies. Other jurisdictions, such as Canada and Brazil, are also considering similar legal frameworks.

Risks Related to Taxation

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure is also subject to on-going future potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our structure and transactions undertaken by us depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

The U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Department of the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. For example, it is possible that future legislation increases the U.S. federal income tax rates applicable to corporations. No prediction can be made as to whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure our stockholders that future legislative, administrative or judicial developments will not result in an increase in the amount of U.S. tax payable by us, our funds, portfolio companies owned by our funds or by investors in our Class A common stock. If any such developments occur, our business, results of operation and cash flows could be adversely affected and such developments could have an adverse effect on our stockholders' investment in our Class A common stock.

Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Regarding the impact of our status as a corporation on our income taxes, see Note 12, "Income Taxes," to the Consolidated Financial Statements.

Tax laws, regulations or treaties newly enacted or enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate and tax liabilities. For example, on August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted in the United States. The IRA, among other things, includes a 15% minimum tax on adjusted financial statement income of corporations with average annual adjusted financial statement income in excess of $1 billion over a three-year period, a 1% excise tax on stock repurchases and additional clean energy tax incentives. There are significant uncertainties relating to the application of the IRA. Although the IRS and Treasury have released certain guidance under the IRA, including proposed regulations and other guidance regarding the 15% minimum tax and final regulations regarding the 1% excise tax, significant uncertainties remain after such guidance was issued, and it is not clear when additional guidance will be issued or whether the proposed regulations will be finalized. The Company will continue to evaluate its future impact if additional guidance is issued by the U.S. Department of the Treasury. Moreover, the OBBBA was enacted into law in the United States on July 4, 2025. The OBBBA resulted in significant changes to the Code, including changes to the taxation of international businesses, more favorable interest deductibility and accelerated asset depreciation, as well as making certain temporary provisions of the Tax Cuts and Jobs Act permanent. Certain aspects of the OBBBA are unclear and require substantial future guidance from the U.S. Department of the Treasury and other governmental agencies. In addition, the U.S. Congress could, in the future, revise or repeal the provisions in the OBBBA or enact other tax law changes, and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on the Company.

The U.S. Congress, the Organization for Economic Co-operation and Development (the "OECD") and other government agencies in jurisdictions in which we invest or do business remain focused on the taxation of organizations, such as TPG. The OECD, which represents a coalition of member countries, is contemplating changes to numerous longstanding tax principles through its base erosion and profit shifting ("BEPS") project, which focuses on a number of issues, including profit shifting among affiliated entities in different jurisdictions, interest deductibility and eligibility for the benefits of double tax treaties. Several of the proposed measures, including measures relating to the deductibility of interest expense, local nexus requirements, transfer pricing, treaty qualification and hybrid instruments could potentially be relevant to some of our ownership structures and could have an adverse tax impact on us, our funds, investors and/or our funds' portfolio companies. Some member countries have been moving forward on the BEPS agenda but, because the timing of implementation and the specific measures adopted will vary among participating states, significant uncertainty remains regarding the impact of the BEPS proposals. If implemented, these and other proposals could result in increased taxes on income from our investments and increased non-U.S. taxes on our management fees. In addition, on October 8, 2021, the OECD/G20 inclusive framework on BEPS (the "Inclusive Framework") published a statement updating and finalizing the key components of a two-pillar plan on global tax reform under the BEPS project originally agreed on July 1, 2021, and a timetable for implementation. Under pillar one, a portion of the residual profits of multinational businesses with global turnover above €20 billion and a profit margin above 10% will be allocated to market countries where such allocated profits would be taxed, and under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. Over 130 members of the Inclusive Framework are participating in the two-pillar plan. The OECD has published model rules and other guidance with respect to the two-pillar plan, and further additional guidance and commentary was published throughout 2024 and 2025 and most recently in January 2026. A number of jurisdictions, including the United Kingdom and certain European Union Member States, have introduced legislation to implement aspects of the pillar two proposals with effect from December 31, 2023 (broadly, the "income inclusion rule" and the "domestic top-up tax") with further aspects introduced from December 31, 2024 (broadly, the "undertaxed payments rule"). As the pillar two proposals have partially taken effect in some, but not all, jurisdictions for the taxable year beginning on January 1, 2025, there is still uncertainty as to how the pillar two proposals will be applied evenly during this transition period. In particular, further to the statement released by the G7 on June 28, 2025 which confirmed that agreement has been reached concerning the operation of a "side-by-side" solution to the application of Pillar Two to U.S. parented groups, we will evaluate the Administrative Guidance published by the OECD on January 5, 2026 in relation to the side-by-side package and other matters (including safe harbors and other simplification measures). We are currently monitoring the developments of the two-pillar plan and are evaluating its potential impact on our financial results, though the implementation of any new legislation could negatively impact us, our funds, our funds' portfolio companies and our investors.

Legislative changes have been proposed that would, if enacted, modify the tax treatment of partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock.

Under the Tax Cuts and Jobs Act (the "TCJA"), investments must be held for more than three years, rather than the prior requirement of more than one year, for performance allocations to be treated for U.S. federal income tax purposes as capital gain. In connection with the enactment of the IRA, certain proposals were made, that if enacted, would have significantly extended the required holding period rules and the scope of the rules governing the taxation of certain performance allocations. While these proposals were not ultimately included in the IRA, those proposals, or other similar proposals, could be adopted pursuant to future legislation. The longer holding period requirement under the TCJA (or as may be enacted under any current future proposals) may result in some or all of our performance allocations being treated as short-term capital gain, which would materially increase the amount of taxes that our employees and other key personnel holding equity would be required to pay. In January 2021, the IRS released regulations implementing the performance allocation provisions that were enacted as part of the TCJA, but some uncertainties remain after such regulations were issued. Although most proposals regarding the taxation of performance allocations still require gain realization before applying short-term capital gain rates, legislation has been proposed that would assume a deemed annual return on performance allocations and tax that amount annually, with a true-up once the assets are sold. In addition, following the TCJA, the tax treatment of performance allocations has continued to be an area of focus for policymakers and government officials, which could result in a further regulatory action by federal or state governments. For example, certain states, including New York and California, have proposed legislation to levy additional state tax on performance allocations. Tax authorities and legislators in other jurisdictions that TPG has investments or employees in could clarify, modify or challenge their treatment of performance allocations. See "Risks Related to Our Industry—Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business."

We may be required to fund withholding tax upon certain exchanges of Common Units into shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock) by non-U.S. holders.

In the event of a transfer by a non-U.S. transferor of an interest in a partnership, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Common Units may include non-U.S. holders. Pursuant to the A&R Exchange Agreement, a non-U.S. holder of Common Units is entitled to have such holder's Common Units exchanged for cash from a substantially concurrent public offering or private sale (based on the closing price per share of the Class A common stock on the day before the pricing of such public offering or private sale (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or (at our option) shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock). To the extent withholding is required and we elect to deliver shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock) rather than cash, we may not have sufficient cash to satisfy such withholding obligation, and we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

If the TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and the TPG Operating Group partnership might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that the TPG Operating Group partnership does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Common Units pursuant to the A&R Exchange Agreement or other transfers of Common Units could cause the TPG Operating Group partnership to be treated like a publicly traded partnership. From time to time, the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If the TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and the TPG Operating Group partnership, including as a result of our inability to file a consolidated U.S. federal income tax return with the TPG Operating Group partnership. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of the TPG Operating Group partnership's assets) were subsequently determined to have been unavailable.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Risk Management and Strategy

We have adopted processes designed to identify, assess and manage material risks from cybersecurity threats. Those processes include risk assessments of internal and external threats to the confidentiality, integrity and availability of our data and systems along with other material risks to our operations.

These risk assessments inform our cybersecurity program and the continued development of a layered set of controls aimed at preventing, detecting and responding to threats. Our administrative, organizational, technical and physical security controls include, but are not limited to, policies and procedures, system hardening vulnerability scanning and patching, employee training and awareness, third-party risk management processes, backup and recovery processes, access controls, data encryption in transit and at rest, network perimeter controls and identity verification. When we engage service providers who will have access to sensitive data or our systems and facilities, our Cybersecurity team assesses each service provider's administrative and technical security controls. In addition, as appropriate, we seek to include provisions in our service provider agreements that address our requirements as well as industry best practices related to data and cybersecurity, as well as our rights to assess, monitor, audit and test such service providers' cybersecurity programs and practices.

We also have policies and controls in place designed to detect and respond to cybersecurity events, including an incident response plan, an incident response team with dedicated roles and responsibilities for assessing and responding to a cybersecurity event, system logging and ongoing monitoring, and periodic training exercises simulating cybersecurity events that are designed to raise awareness and test our team's response readiness capabilities.

The nature, scope and effectiveness of these controls are regularly reviewed through a series of internal and external processes. The Cybersecurity team performs both automated monitoring on a continuous basis and manual reviews of key controls. We also conduct annual assessments of our cybersecurity program using industry standard cybersecurity frameworks, such as the NIST Cybersecurity Framework, as benchmarks to perform our evaluation. This does not imply that we fully meet any particular industry standards, specifications or requirements. In addition, independent reviews of our cybersecurity control effectiveness are conducted by TPG's Internal Audit team on a periodic basis. We also engage external providers to conduct periodic external assessments, including penetration testing.

Governance

We have established an Enterprise Risk Committee ("ERC") to manage overall risk across the Company including cybersecurity risks identified by the Cybersecurity team; the ERC includes representatives from relevant functions and is led by our CEO. We have also established an Operational Risk Committee ("ORC") which is responsible for applying the policy decisions of the ERC. Operational responsibility for ensuring the adequacy and effectiveness of our cybersecurity risk management, control and governance processes is assigned to our Chief Information Security Officer ("CISO"), who periodically reports, among other things, potentially material cybersecurity incidents to the ORC and reports to the ERC at least annually. The Cybersecurity team also regularly coordinates with other key stakeholders within the firm, including Compliance, Human Resources, Internal Audit and Legal.

The CISO leads the Company's Cybersecurity team, which is responsible for implementing, maintaining and enforcing our cybersecurity program. Our CISO previously held various leadership roles within the Technology Risk department of one of the world's largest banking institutions over a 17-year period. He holds a Bachelor of Science in Electrical Engineering and Mathematics from the University of Texas at Arlington and is a Certified Information Systems Security Professional (CISSP). Our Cybersecurity team possesses a variety of cybersecurity skill sets and extensive expertise obtained through decades of experience, numerous industry certifications, and advanced degrees. The Cybersecurity team continues to take steps to maintain up-to-date knowledge of evolving cybersecurity threats and countermeasures.

The Audit Committee of our Board of Directors has primary oversight over our cybersecurity program. The CISO reports at least annually to the Audit Committee and such report may address overall assessment of the Company's compliance with our cybersecurity policies, including risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Cyber criminals do, however, target TPG and our employees and service providers. Ongoing or future attacks such as these could have impacts on TPG's operations. For additional information on these ongoing risks please refer to "Part 1. Item 1A.—Risk Factors━Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow."

Item 2. Properties

Our principal executive offices are located in leased office space at 301 Commerce Street, Fort Worth, Texas 76102. We also lease office space in Amsterdam, Beijing, Chagrin Falls, Chicago, Dubai, Frankfurt, Guangdong, Hong Kong, London, Los Angeles, Luxembourg, Melbourne, Miami, Milan, Mumbai, New York, San Francisco, Seoul, Shanghai, Singapore, Tokyo and Washington, D.C. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Item 3. Legal Proceedings

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. See "Item 1A.—Risk Factors—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business." We are not currently subject to any pending legal (including judicial, regulatory, administrative or arbitration) proceedings that we expect to have a material impact on our operations, financial position or cash flows. However, given the inherent unpredictability of these types of proceedings, an adverse outcome in certain matters could have a material effect on TPG's financial results in any particular period. See Note 16, "Commitments and Contingencies," to the Consolidated Financial Statements included in this Report.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Shares of our Class A common stock are listed on the Nasdaq Global Select Market under the symbol "TPG."

The number of holders of record of our Class A common stock was 40 as of February 12, 2026. This does not include the number of stockholders that hold shares in "street-name" through banks or broker-dealers. The number of holders of record of our nonvoting Class A common stock and Class B common stock as of February 12, 2026 was one and seven, respectively.

Dividend Policy

Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of DE attributable to the TPG Operating Group, subject to adjustment as determined by our board of directors and, until the Sunset, the Executive Committee of our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of the board of directors and, until the Sunset, the Executive Committee and the board of directors and Executive Committee may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely. For more information on DE, see "Item 7.—Management's Discussion and Analysis of Financial Results of Operation—Non-GAAP Financial Measures—Distributable Earnings."

Prior to the Sunset, any future determination as to the declaration and payment of dividends, if any, will be at the discretion of the board of directors and Executive Committee and will depend on a number of factors, including:

- general economic and business conditions;

- our strategic plans and prospects;

- our business and investment opportunities;

- our financial condition and operating results;

- our available cash and current and anticipated cash needs;

- our capital requirements;

- contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including payment obligations pursuant to the Tax Receivable Agreement) to us; and

- such other factors as the board of directors and Executive Committee may deem relevant.

In addition, the TPG Operating Group Limited Partnership agreements generally require that pro rata cash distributions be made to holders of Common Units, including us, at certain assumed tax rates, which we refer to as "tax distributions." Further, subject to funds being legally available, we intend to cause the TPG Operating Group to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses.

We are a holding company, and our only material assets are Common Units representing 41% of the Common Units and 100% of the interests in certain intermediate holding companies. We need to cause the TPG Operating Group to make distributions to us sufficient to pay our taxes and other obligations (including those pursuant to the Tax Receivable Agreement), and if we decide to pay a dividend, in an amount sufficient to cover such dividend. If the TPG Operating Group makes such distributions to us, the other holders of Common Units, including the TPG Partner Vehicles and certain Pre-IPO Investors, will be entitled to receive pro rata distributions. Holders of our Class B common stock will not be entitled to cash dividends distributed by TPG Inc. Holders of Promote Units will not be entitled to cash distributions from the TPG Operating Group, except for certain distributions of performance allocations received by the TPG Operating Group.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Not Applicable.

Item 6. Selected Financial Data

(Removed and Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our historical financial statements and the related notes included elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and elsewhere in this report, particularly in "Cautionary Note Regarding Forward-Looking Statements," and "Item 1A.—Risk Factors." We assume no obligation to update any of these forward-looking statements.

We completed the Peppertree Acquisition on July 1, 2025. Accordingly, the results of TPG Peppertree included in our consolidated results of operations for the year ended December 31, 2025 are from July 1, 2025 through December 31, 2025.

The following discussion includes a comparison of our results for the years ended December 31, 2025 and 2024. For a discussion of our results for the year ended December 31, 2023 and a comparison of results for the years ended December 31, 2024 and 2023, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, which specific discussion is incorporated herein by reference.

Business Overview

We are a leading global alternative asset manager with $303.0 billion in assets under management ("AUM") as of December 31, 2025. We have built our firm through years of successful innovation and growth, and believe that we have delivered attractive risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of the alternative asset management industry. We believe our distinctive business approach and diversified array of innovative investment platforms position us well to continue generating highly profitable, sustainable growth.

Trends Affecting our Business

Changes in global economic conditions and regulatory or other governmental policies or actions can materially affect the values of funds managed by TPG, as well as our ability to source attractive investments and deploy the capital that we have raised. However, we believe our disciplined investment philosophy across our diversified investment platforms and our shared investment themes focusing on attractive and resilient sectors of the global economy has historically contributed to the stability of our performance throughout market cycles.

2025 was marked by significant volatility and rapid shifts in market sentiment, driven primarily by trade policy developments, monetary policy adjustments, geopolitical tensions and evolving macroeconomic indicators. The year began with heightened uncertainty due to sweeping tariffs announced by the U.S. administration in the first half, which triggered sharp selloffs across equity, credit and commodities. However, as the year progressed, softening of these policies combined with resilient corporate earnings and moderating inflation contributed to a recovery in risk assets and a generally positive market tone in the latter half.

In U.S. equities, the S&P 500, Nasdaq and Dow Jones Industrial Average posted sharp losses in the first quarter amid trade-related uncertainty, but rebounded sharply in the second and third quarters on strong earnings and thematic growth in artificial intelligence and data center investments. For the full year, the S&P 500 returned 16.4%, the Dow Jones Industrial Average 13.0% and the NASDAQ Composite 20.4%. Communication Services, Information Technology and Industrials sectors outperformed with annual returns of 32.4%, 23.3%, and 17.7% respectively. Real Estate, Consumer Staples and Energy were relative laggards, returning (0.3%), 1.3% and 5.0% respectively. Volatility, as measured by the CBOE Volatility Index, spiked in early 2025 but moderated significantly by year-end and closed the year slightly lower on a year-over-year basis. Global equity markets performed in-line or better with U.S. returns, with the MSCI Europe Index rising 16.3%, the MSCI Asia Pacific Index gaining 25.3% and the MSCI World Index rising 19.5% for 2025.

Inflation stabilized throughout 2025, though remains stubbornly above the Federal Reserve's 2.0% target. The November Consumer Price Index ("CPI") was up 2.7% year-over-year, with core CPI, which excludes food and energy, rising slightly lower at 2.6%. The labor market showed signs of weakening as the year progressed. Non-farm payroll additions averaged approximately 111,000 in the first quarter but turned negative in several months during the second half of the year, including a decline of 105,000 jobs in October. The Unemployment Rate ticked up slightly over the course of the year, standing at 4.6% as of November 2025 versus 4.0% as of January 2025. U.S. GDP contracted at a 0.6% annualized rate in Q1, though increased 3.8% and 4.3% in Q2 and Q3 2025, respectively.

Amid the economic backdrop and cooling labor market, the Federal Reserve lowered interest rates by 0.25% at September, October, and December FOMC meetings bringing cumulative rate cuts for 2025 to 0.75% compared with the 1.00% of cuts in 2024. Following the most recent cut, the Federal Funds target range is 3.75% to 4.00%.

The U.S. Treasury yield curve steepened in 2025, nearly erasing the inversion that had persisted since 2022. Long-term yields climbed while short-term yields declined, influenced by concerns over the U.S. budget deficit and tariff-driven inflation at the long end, and Federal Reserve rate cuts at the short end. Yields at the front end of the curve fell by roughly 60 basis points year-over-year, with the 2-Year Treasury yield ending the year at 3.48%. In contrast, yields at the long end of the curve rose modestly with the 30-Year Treasury finishing the year with a yield of 4.85%, up six basis points year-over-year.

In corporate credit markets, both U.S. and European high yield generated positive performance in the fourth quarter of 2025. According to J.P. Morgan data, U.S. high yield gained 1.5% and the European market returned 0.8% during the three-month period. In the United States, high yield bond spreads narrowed by five basis points during the quarter to 314 basis points compared to 325 at the start of the year. In Europe, high yield spreads tightened by 1 basis point during the quarter to 345 basis points, down from 377 at the beginning of the year. The high yield default rate, measured on a trailing twelve-month basis, increased from 1.4% to 1.9% in the United States and modestly decreased from 3.3% to 3.2% in Europe. Additionally, the J.P. Morgan U.S. Leveraged Loan Index posted a 1.3% return, and the J.P. Morgan European Leveraged Loan Index posted a 0.9% return for the fourth quarter of 2025. From a spread and yield basis, the U.S. Leveraged Loan Index ended the quarter at a yield of 7.7% and 435 basis point spread, while the European Leverage Loan Index ended the quarter at a yield of 7.5% and 500 basis point spread.

Organization

We are a holding company and our only business is to act as the owner of the entities serving as the general partner of the TPG Operating Group partnerships and our only material assets are Common Units representing approximately 41% of the outstanding Common Units and 100% of the interests in certain intermediate holding companies as of December 31, 2025. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we indirectly control all of the TPG Operating Group's business and affairs.

Acquisition of Peppertree

On July 1, 2025, we acquired the business of Peppertree Capital Management, Inc. pursuant to the terms and subject to the conditions set forth in the Peppertree Transaction Agreement. Pursuant to the Peppertree Transaction Agreement, we acquired Peppertree for both cash and non-cash consideration under U.S. GAAP equal to $389.6 million (the "Peppertree Purchase Price"). See Note 3 to our Consolidated Financial Statements for further details.

Operating Segments

We operate our business in a single operating and reportable segment, as our CEO, who is our chief operating decision maker (the "CODM"), manages the business on a consolidated basis. We operate collaboratively across product lines through shared investment themes and shared support functions that span across product lines.

Basis of Accounting

We consolidate the financial results of TPG Inc., TPG Operating Group and its consolidated subsidiaries, management companies, the general partners of funds and entities that meet the definition of a variable interest entity for which we are considered the primary beneficiary.

When an entity is consolidated, we reflect the accounts of the consolidated entity, including its assets, liabilities, revenues, expenses, investment income, cash flows and other amounts, on a gross basis. While the consolidation of an entity does not impact the amounts of net income attributable to controlling interests, the consolidation does impact the financial statement presentation in accordance with U.S. GAAP. This is a result of the fact that the accounts of the consolidated entities being reflected on a gross basis, with intercompany transactions eliminated, while the allocable share of those amounts that are attributable to third parties are reflected as single line items. The single line items in which the accounts attributable to third parties are recorded are presented as non-controlling interests on the Consolidated Statements of Financial Condition and net income (loss) attributable to non-controlling interests on the Consolidated Statements of Operations.

We are not required under U.S. GAAP to consolidate the majority of investment funds we advise in our Consolidated Financial Statements because we do not have a more than insignificant variable interest. Public SPACs are consolidated pursuant to U.S. GAAP in the relevant periods presented. Management fees and performance allocations from the consolidated Public SPACs are eliminated in the Consolidated Financial Statements. The performance of the consolidated Public SPACs is not necessarily consistent with or representative of the aggregate performance trends of our TPG investment funds.

Key Financial Measures

Our key financial and operating measures are discussed below:

Revenues

Fees and Other. Fees and other consists primarily of (i) management fees, (ii) monitoring fees, (iii) transaction fees, (iv) incentive fee income and (v) expense reimbursements from unconsolidated funds, portfolio companies and third parties. These fee arrangements are documented within the contractual terms of the governing agreements and are recognized when earned, which generally coincides with the period during which the related services are performed and in the case of transaction fees, upon closing of the transaction. Management fees include catch-up fees resulting from additional capital commitments from limited partners in subsequent closings. Monitoring fees may provide for a termination payment following an initial public offering or change of control. These termination payments are recognized in the period in which the related transaction closes.

Capital Allocation-Based Income (Loss). Capital allocation-based income (loss) is earned from our funds when we have (i) a general partner's capital interest and (ii) performance allocations which entitle us to a disproportionate allocation of investment income or loss from investment funds. We are entitled to a performance allocation (typically 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to the achievement of preferred returns or high water marks, where applicable, in accordance with the terms set forth in the respective fund's governing documents. We account for our investment balances in the TPG funds, including performance allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member; however, we do not have control as defined by ASC Topic 810, *Consolidation*. The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments under ASC Topic 323, *Investments – Equity Method and Joint Ventures* as the general partner has significant governance rights in the TPG funds in which it invests which demonstrates significant influence. Accordingly, performance allocations are not deemed to be within the scope of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Expenses

Compensation and Benefits. Compensation and benefits expense includes (i) cash-based compensation and benefits, (ii) equity-based compensation and (iii) performance allocation compensation. Bonuses are accrued over the service period to which they relate. In addition, we have equity-based compensation arrangements that require certain TPG executives and employees to vest over a service period of generally one to five years, which under U.S. GAAP will result in compensation charges over current and future periods. In connection with our IPO and subsequent acquisitions, we granted restricted stock units ("RSUs") to executives and employees. Distributions of performance allocations in the legal form of equity made directly or indirectly to our partners and professionals are allocated and distributed, when realized, pro rata based on ownership percentages in the underlying investment partnership. These distributions were accounted for as distributions on the equity held by such partners rather than as compensation and benefits expense prior to the Reorganization and IPO and are now accounted for as performance allocation compensation.

General, Administrative and Other. General and administrative expenses include costs primarily related to professional services, occupancy, travel, communication and information services and other general operating items.

Depreciation and Amortization. Depreciation and amortization of tenant improvements, furniture and equipment and intangible assets are expensed on a straight-line basis over the useful life of the asset.

Interest Expense. Interest expense includes interest paid and accrued on our outstanding debt and the amortization of deferred financing costs.

Investment Income

Net Gains (Losses) from Investment Activities. Realized gains (losses) may be recognized when we redeem all or a portion of an investment interest or when we receive a distribution of capital. Unrealized gains (losses) result from the appreciation (depreciation) in the fair value of our investments. Fluctuations in net gains (losses) from investment activities between reporting periods are primarily driven by changes in the fair value of our investment portfolio and, to a lesser extent, the gains (losses) on investments disposed of during the period. The fair value of, as well as the ability to recognize gains (losses) from, our investments is significantly impacted by the global financial markets. This impact affects the net gains (losses) from investment activities recognized in any given period. Upon the disposition of an investment, previously recognized unrealized gains (losses) are reversed and an offsetting realized gain (loss) is recognized in the period in which the investment is sold. Since our investments are carried at fair value, fluctuations between periods could be significant due to changes to the inputs to our valuation process over time.

Interest, Dividends and Other. Interest income is recognized on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. Dividends and other investment income are recorded when the right to receive payment is established.

Income Tax Expense

The Company is treated as a corporation for U.S. federal and state income tax purposes. We are subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of taxable income generated by the TPG Operating Group partnerships.

Non-Controlling Interests

For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than TPG. The aggregate of the income or loss and corresponding equity that is not owned by us is included in non-controlling interests in the Consolidated Financial Statements.

Key Components of our Results of Operations

Results of Operations

The following table provides information regarding our consolidated results of operations for the periods presented:

		Year Ended December 31,		
		2025		**2024**
		(dollars in thousands, except share and per share data)		
Revenues				
Fees and other	$	2,424,138	$	2,087,076
Capital allocation-based income		2,246,074		1,413,006
Total revenues		4,670,212		3,500,082
Expenses				
Compensation and benefits:				
Cash-based compensation and benefits		894,382		835,328
Equity-based compensation		813,741		1,006,312
Performance allocation compensation		1,427,458		930,053
Total compensation and benefits		3,135,581		2,771,693
General, administrative and other		702,173		583,733
Depreciation and amortization		144,542		135,386
Interest expense		112,111		87,511
Total expenses		4,094,407		3,578,323
Investment income (loss)				
Net (losses) gains from investment activities		(2,847)		(29,326)
Interest, dividends and other		93,620		82,743
Total investment income		90,773		53,417
Income (loss) before income taxes		666,578		(24,824)
Income tax expense		66,993		52,091
Net income (loss)		599,585		(76,915)
Net income (loss) attributable to non-controlling interests in TPG Operating Group		50,771		(175,927)
Net income attributable to other non-controlling interests		364,226		75,529
Net income attributable to TPG Inc.	$	184,588	$	23,483
Net income (loss) per share data:				
Net income (loss) available to Class A common stock per share				
Basic	$	0.89	$	0.00
Diluted	$	0.45	$	(0.42)
Weighted-average shares of Class A common stock outstanding				
Basic		138,879,433		100,219,905
Diluted		374,125,608		364,725,579

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Revenues consisted of the following for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | 2024 | Change | % |
	($ in thousands)			
Management fees	$ 1,826,411	$ 1,637,990	$ 188,421	12 %
Transaction, monitoring and other fees	309,693	203,256	106,437	52 %
Expense reimbursements and other	288,034	245,830	42,204	17 %
Total fees and other	2,424,138	2,087,076	337,062	16 %
Performance allocations	2,011,649	1,301,766	709,883	55 %
Capital interests	234,425	111,240	123,185	111 %
Total capital allocation-based income	2,246,074	1,413,006	833,068	59 %
Total revenues	$ 4,670,212	$ 3,500,082	$ 1,170,130	33 %

Fees and other revenues

Fees and other revenues increased $337.1 million, or 16%, during the year ended December 31, 2025 compared to the year ended December 31, 2024. This change resulted from a $188.4 million increase in management fees, a $106.4 million increase in transaction, monitoring and other fees and a $42.2 million increase in expense reimbursements and other.

Management Fees. The $188.4 million increase in management fees during the year ended December 31, 2025 compared to the year ended December 31, 2024 is attributable to:

- an increase of $0.9 million from our Capital platform primarily due to fees earned from TPG X, which was activated during the third quarter of 2025, partially offset by a reduction in the fee basis of TPG VIII resulting from the realization of portfolio investments, a step-down in fee basis of TPG IX from committed to invested capital in the fourth quarter of 2025 and a decrease in fees from Asia VIII resulting from catch-up fees recognized during the year ended December 31, 2024;

- an increase of $68.1 million from our Growth platform primarily due to new capital raised for Growth VI during the last twelve months, resulting in a larger fee-earning commitment base;

- an increase of $86.3 million from our Impact platform primarily due to fees earned from Rise Climate II, Rise Climate Global South and Rise Climate TI, which were activated during the third quarter of 2024, partially offset by a step-down in fee basis of Rise Climate I from committed capital to actively invested capital during the fourth quarter of 2024;

- an increase of $25.4 million from our Credit platform primarily due to a higher fee base from deployment of capital in MMDL V and Credit Solutions III. These were partially offset by a reduction in fee basis from MMDL III resulting from the realization of portfolio investments;

- a decrease of $0.9 million from our Real Estate platform primarily due to Realty IX as the fund ceased paying fees beginning in the second quarter of 2025, partially offset by catch-up fees earned from Europe Realty IV; and

- an increase of $16.7 million from our Market Solutions platform primarily due to additional management fees from Peppertree IX and Peppertree X due to the acquisition in July 2025, partially offset by catch-up fees earned from TGS I recognized during the year ended December 31, 2024.

Catch-up fees totaled $54.7 million during the year ended December 31, 2025 and primarily consisted of $34.8 million for Growth VI, $8.9 million for Europe Realty IV, and $7.5 million for Rise Climate II.

Transaction, Monitoring and Other Fees. Transaction, monitoring and other fees increased $106.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily driven by increased capital markets activity among our portfolio companies involving our broker-dealer and crystallization of T-POP fee-related performance revenues in our Market Solutions platform.

Expense Reimbursements and Other. Expense reimbursements and other increased by $42.2 million, or 17%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in reimbursable expenses from TPG funds.

Capital allocation-based income

Capital allocation-based income increased $833.1 million, or 59%, during the year ended December 31, 2025 compared to the year ended December 31, 2024. This change resulted from a $709.9 million increase in performance allocations and a $123.2 million increase in capital interests income.

Performance Allocations. Performance allocations increased $709.9 million, or 55%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Realized performance allocation gains for the year ended December 31, 2025 and 2024 totaled $1,168.3 million and $955.4 million, respectively. Unrealized performance allocation gains for the years ended December 31, 2025 and 2024 totaled $843.4 million and $346.4 million, respectively.

The table below highlights performance allocations for the years ended December 31, 2025 and 2024, and separates the entities listed into two categories to reflect the Reorganization: (i) TPG general partner entities from which the TPG Operating Group Common Unit holders are expected to receive a 20% performance allocation and (ii) TPG general partner entities from which the TPG Operating Group Common Unit holders are not expected to receive any performance allocation.

	Year Ended December 31,			
	2025	**2024**	**Change**	**%**
	($ in thousands)			
TPG Operating Group Shared:				
Capital[1]	$ 948,072	$ 560,616	$ 387,456	69 %
Growth[1]	125,570	362,398	(236,828)	(65)%
Impact	307,266	135,176	172,090	127 %
Credit	373,724	406,537	(32,813)	(8)%
Real Estate	134,440	(81,866)	216,306	264 %
Market Solutions	130,935	(29,734)	160,669	540 %
Total TPG Operating Group Shared:	$ 2,020,007	$ 1,353,127	$ 666,880	49 %
TPG Operating Group Excluded:				
Capital	$ 4,113	$ (18,254)	$ 22,367	123 %
Growth	(14,656)	(30,044)	15,388	51 %
Real Estate	2,185	(3,063)	5,248	171 %
Total TPG Operating Group Excluded[2]	(8,358)	(51,361)	43,003	84 %
Total Performance Allocations	$ 2,011,649	$ 1,301,766	$ 709,883	55 %

(1)   After the Reorganization, we retained an economic interest in performance allocations from the Growth III and Asia VI general partner entities, which entitles us to a performance allocation equal to 10%; however, we allocate the full amount as performance allocation compensation expense. As such, net income available to controlling interest holders is zero for each of these funds following the Reorganization.

(2)   The TPG Operating Group Excluded entities' performance allocations are not a component of net income attributable to TPG following the Reorganization; however, the TPG general partner entities continue to be consolidated by us. We transferred the rights to the performance allocations the TPG Operating Group historically would have received to RemainCo on December 31, 2021. As such, net income available to controlling interest holders is zero for each of the TPG Operating Group Excluded entities following January 1, 2022.

The $709.9 million increase in performance allocations during the year ended December 31, 2025 compared to the year ended December 31, 2024 is attributable to:

- income of $948.1 million from our Capital platform for the year ended December 31, 2025 was primarily driven by gains of $500.3 million from TPG IX, $171.6 million from Asia VII and $135.9 million from THP II. Performance allocation income for the year ended December 31, 2024 was primarily driven by gains of $236.2 million from TPG VIII, $176.9 million from TPG VII and $174.8 million from TPG IX, partially offset by losses of $73.6 million from Asia VI and $56.4 million from Asia VII;

- income of $125.6 million from our Growth platform for the year ended December 31, 2025 was primarily driven by gains of $103.7 million from TTAD II, $29.1 million from Growth VI, partially offset by losses of $30.2 million from TTAD I. Performance allocation income for the year ended December 31, 2024 was primarily driven by $156.8 million from Growth IV, $120.8 million from Growth V and $83.6 million from TTAD II;

- income of $307.3 million from our Impact platform for the year ended December 31, 2025 was primarily driven by gains of $192.4 million from Rise Climate I and $109.0 million from Rise III. Performance allocation income for the year ended December 31, 2024 was primarily driven by gains of $63.9 million from Rise III, $45.2 million from Rise Climate I and $41.6 million from Rise II, partially offset by losses of $15.5 million from Rise I;

- income of $373.7 million from our Credit platform for the year ended December 31, 2025 was primarily driven by gains of $71.4 million from Credit Solutions II, $56.7 million from MVP, $33.0 million from Credit Solutions III Fund and $32.1 million from MMDL V. Performance allocation income for the year ended December 31, 2024 was primarily driven by gains of $81.1 million from Credit Solutions II, $68.8 million from MVP, $37.7 million from MMDL IV, $25.7 million from ABC Fund and $20.8 million from Essential Housing II.;

- income of $134.4 million from our Real Estate platform for the year ended December 31, 2025 was primarily driven by gains of $182.7 million from TREP III, $24.1 million from Asia Realty V and $16.5 million from Net Lease IV, which were partially offset by losses of $51.8 million from Asia Realty IV and $38.3 million from Realty X. Performance allocation losses for the year ended December 31, 2024 were primarily driven by losses of $90.2 million from Realty Value X, $31.9 million from Europe Realty II, $29.9 million from Asia Realty IV and $12.5 million from Realty VIII, which were partially offset by gains of $41.8 million from Net Lease Realty III and $21.3 million from TREP III; and

- income of $130.9 million from our Market Solutions platform during the year ended December 31, 2025 was primarily driven by gains of $75.3 million from NewQuest IV and $12.7 million from TGS. Performance allocation losses for the year ended December 31, 2024 were primarily driven by losses of $32.1 million from NewQuest IV and $29.4 million from NewQuest III, partially offset by net gains of $16.0 million from TPEP.

TPG Operating Group Excluded entities generated losses of $8.4 million during the year ended December 31, 2025 compared to losses of $51.4 million during the year ended December 31, 2024. Performance allocation losses for the year ended December 31, 2025 were primarily driven by losses of $21.2 million from Gator from our Growth platform, partially offset by gains of $4.4 million from TPG VI from our Capital platform. Performance allocation losses from TPG Operating Group Excluded entities for the year ended December 31, 2024 were primarily driven by losses of $27.2 million from Biotech III from our Growth platform and $9.5 million from Asia V from our Capital platform, partially offset by gains of $5.3 million from Biotech V from our Growth platform.

As of December 31, 2025, accrued performance allocations presented as investments in the Consolidated Statements of Financial Condition for Common Unit holders TPG Operating Group shared TPG general partner entities totaled $7.1 billion. As of December 31, 2025, accrued performance allocations presented as investments in the Consolidated Statements of Financial Condition for Common Unit holders TPG Operating Group excluded TPG general partner entities totaled $0.2 billion.

Capital Interests. Capital interests income increased $123.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily attributable to gains from our investments in TPG IX and Asia VII, partially offset by losses from our investments in TPG VII and TPG VIII during the year ended December 31, 2025. During the year ended December 31, 2024, we recognized gains on our investments in TPG VII, TPG IX and TRTX, offset by losses from our investment in Asia VII.

Expenses

Cash-Based Compensation and Benefits. Cash-based compensation and benefits expense increased $59.1 million, or 7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily driven by higher salaries and benefits resulting from an overall increase in headcount.

Equity-Based Compensation. Equity-based compensation expense decreased $192.6 million, or 19%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily attributable to the reversal of previously recognized equity-based compensation related to liability-classified performance awards that are no longer probable of vesting, partially offset by an increase in compensatory RSU grants to certain TPG Peppertree partners, as described in Note 18 to the Consolidated Financial Statements.

Performance Allocation Compensation. Performance allocation compensation increased $497.4 million, or 53%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily attributable to the increase in performance allocations that drives compensation attributable to our partners and professionals.

General, Administrative and Other. General and administrative expenses increased $118.4 million, or 20%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily driven by an increase in rent expense due to the commencement of a new office lease in 2025, along with increases in reimbursable expenses from TPG funds and professional fees.

Depreciation and Amortization. Depreciation and amortization increased $9.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to the amortization of intangible assets resulting from the acquisition of Peppertree in July 2025.

Interest Expense. Interest expense increased $24.6 million, or 28%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily attributable to higher average debt outstanding throughout the year.

Net Losses from Investment Activities. Net losses from investment activities totaled $2.8 million for the year ended December 31, 2025 compared to net losses of $29.3 million for the year ended December 31, 2024. This change was primarily attributable to a net loss from our investment in Nerdy Inc. during the year ended December 31, 2024.

Interest, Dividends and Other. Interest, dividends and other increased $10.9 million, or 13%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by a change in the fair value of contingent liabilities related to acquisitions.

Income Tax Expense. Income tax expense increased by $14.9 million, or 29%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in income attributable to TPG Inc. partially offset by benefits recognized in connection with equity based compensation as well as a state tax income tax benefit in connection with the remeasurement of deferred tax assets due to a change in the Company's state effective tax rate.

Unaudited Consolidated Statements of Financial Condition (U.S. GAAP basis)

	December 31, 2025	December 31, 2024
	($ in thousands)	
Assets		
Cash and cash equivalents	$ 826,105	$ 808,017
Investments	9,211,816	7,503,281
Due from affiliates	573,590	447,012
Intangible assets and goodwill	1,158,027	969,786
Right-of-use assets	552,254	208,501
Deferred tax assets	860,676	352,951
Other assets	310,467	245,561
Total assets	$ 13,492,935	$ 10,535,109
Liabilities and Equity		
Debt obligations	$ 1,722,547	$ 1,281,984
Due to affiliates	694,632	465,137
Accrued performance allocation compensation	5,399,750	4,376,523
Operating lease liabilities	604,593	223,131
Other liabilities	935,038	596,345
Total liabilities	9,356,560	6,943,120
Equity		
Class A common stock $0.001 par value, 2,340,000,000 shares authorized (153,113,961 and 109,211,355 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	153	109
Class B common stock $0.001 par value, 750,000,000 shares authorized (224,331,812 and 255,756,502 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	224	256
Preferred stock, $0.001 par value, 25,000,000 shares authorized (0 issued and outstanding as of December 31, 2025 and December 31, 2024)	—	—
Additional paid-in-capital	1,476,444	970,719
Accumulated deficit	(291,604)	(186,983)
Non-controlling interests	2,951,158	2,807,888
Total equity	4,136,375	3,591,989
Total liabilities and equity	$ 13,492,935	$ 10,535,109

Investments increased $1,708.5 million during the year ended December 31, 2025 primarily due to net capital allocation-based income of $2,246.1 million, purchases of $1,122.8 million and $561.9 million related to the acquisition of Peppertree, which we completed in July 2025, which were partially offset by proceeds of $2,296.9 million.

Intangible assets and goodwill increased $188.2 million during the year ended December 31, 2025 primarily due to the acquisition of Peppertree in July 2025.

Right-of-use assets and operating lease liabilities increased $343.8 million and $381.5 million, respectively, for the year ended December 31, 2025 primarily due to the commencement of a new office lease in 2025.

Deferred tax assets, net of valuation allowance, increased $507.7 million during the year ended December 31, 2025 primarily due to additional deferred tax assets arising from exchanges of TPG Operating Group Common Units for Class A common stock during the year ended December 31, 2025.

Debt obligations increased $440.6 million during the year ended December 31, 2025 primarily due to the issuance of the 2036 Senior Notes.

Due to affiliates increased $229.5 million during the year ended December 31, 2025 primarily due to additional payments expected to be made in future years of $189.9 million in connection with certain exchanges of Common Units for Class A common stock subject to our Tax Receivable Agreement.

Accrued performance allocation compensation increased $1,023.2 million for the year ended December 31, 2025, primarily attributable to performance fee compensation expense of $1,427.5 million, and a $403.1 million increase in liability related to the acquisition of Peppertree in July 2025, partially offset by settlements of performance allocation compensation of $803.6 million during the year ended December 31, 2025.

Other liabilities increased $338.7 million during the year ended December 31, 2025 primarily due to $286.1 million in expected payments to be made in future years to non-affiliates in connection with certain exchanges of Common Units for Class A common stock subject to our Tax Receivable Agreement.

Non-GAAP Financial Measures

Distributable Earnings. Distributable Earnings ("DE") is used to assess performance and amounts potentially available for distributions to partners. DE is derived from and reconciled to, but not equivalent to, its most directly comparable U.S. GAAP measure of net income. DE differs from U.S. GAAP net income computed in accordance with U.S. GAAP in that it does not include (i) unrealized performance allocations and related compensation expense, (ii) unrealized investment income, (iii) equity-based compensation expense, (iv) amortization, (v) net income (loss) attributable to non-controlling interests in consolidated entities, or (vi) certain other items, such as contingent reserves.

While we believe that the inclusion or exclusion of the aforementioned U.S. GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of DE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein. This measure supplements U.S. GAAP net income and should be considered in addition to and not in lieu of the results of operations presented in accordance with U.S. GAAP discussed further under "—Key Components of our Results of Operations—Results of Operations" prepared in accordance with U.S. GAAP.

After-Tax Distributable Earnings. After-tax Distributable Earnings ("After-tax DE") is a non-GAAP performance measure of our distributable earnings after reflecting the impact of income taxes. We use it to assess how income tax expense affects amounts available to be distributed to our Class A common stockholders and Common Unit holders. After-tax DE differs from U.S. GAAP net income computed in accordance with U.S. GAAP in that it does not include the items described in the definition of DE herein; however, unlike DE, it does reflect the impact of income taxes. Income taxes, for purposes of determining After-tax DE, represent the total U.S. GAAP income tax expense adjusted to include only the current tax expense (benefit) calculated on U.S. GAAP net income before income tax and includes the current payable under our Tax Receivable Agreement, which is recorded within due to affiliates and other liabilities in our Consolidated Statements of Financial Condition. Further, the current tax expense (benefit) utilized when determining After-tax DE reflects the benefit of deductions available to the Company on certain expense items that are excluded from the underlying calculation of DE, such as equity-based compensation charges. We believe that including the amount currently payable under the Tax Receivable Agreement and utilizing the current income tax expense (benefit), as described above, when determining After-tax DE is meaningful as it increases comparability between periods and more accurately reflects earnings that are available for distribution to shareholders.

We believe that while the inclusion or exclusion of the aforementioned U.S. GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of After-tax DE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein. This measure supplements U.S. GAAP net income and should be considered in addition to and not in lieu of the results of operations presented in accordance with U.S. GAAP discussed further under "—Key Components of our Results of Operations—Results of Operations."

Fee-Related Earnings. Fee-Related Earnings ("FRE") is a supplemental performance measure and is used to evaluate our business and make resource deployment and other operational decisions. FRE differs from net income computed in accordance with U.S. GAAP in that it adjusts for the items included in the calculation of DE and also adjusts to exclude (i) realized performance allocations and related compensation expense, (ii) realized investment income from investments and financial instruments, (iii) net interest (interest expense less interest income), (iv) depreciation, and (v) certain non-core income and expenses. We use FRE to measure the ability of our business to cover compensation and operating expenses from fee revenues other than capital allocation-based income. The use of FRE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein.

Fee-Related Revenues. Fee-related revenues ("FRR") is a component of FRE. Fee-related revenues is comprised of (i) management fees, (ii) fee-related performance revenues, (iii) transaction, monitoring and other fees, net, and (iv) other income. Fee-related performance revenues refers to incentive fees from perpetual capital vehicles that are: (i) measured and expected to be received on a recurring basis and (ii) not dependent on realization events from the underlying investments. Fee-related revenues differs from revenue computed in accordance with U.S. GAAP in that it excludes certain reimbursement expense arrangements. Refer to "—Reconciliation to U.S. GAAP Measures" to the comparable line items on the Consolidated Statements of Operations.

Fee-Related Expenses. Fee-related expenses is a component of FRE. Fee-related expenses differs from expenses computed in accordance with U.S. GAAP in that it is net of certain reimbursement arrangements and does not include performance allocation compensation. Fee-related expenses is used in management's review of the business. Refer to "—Reconciliation to U.S. GAAP Measures" to the comparable line items on the Consolidated Statements of Operations.

Fee-related revenues and fee-related expenses are presented separately in our calculation of non-GAAP measures in order to better illustrate the profitability of our FRE. The use of fee-related revenues and FRE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein.

Our calculations of DE, FRE, fee-related revenues and fee-related expenses may differ from the calculations of other investment managers. As a result, these measures may not be comparable to similar measures presented by other investment managers.

The following table sets forth our total FRE and DE for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
	($ in thousands)	
Management fees	$ 1,800,061	$ 1,625,710
Fee-related performance revenues	49,287	33,032
Transaction, monitoring and other fees, net	249,348	147,644
Other income	10,559	25,071
Fee-Related Revenues	2,109,255	1,831,457
Cash-based compensation and benefits, net	743,565	689,001
Fee-related performance compensation	24,644	16,516
Operating expenses, net	388,474	361,712
Fee-Related Expenses	1,156,683	1,067,229
Fee-Related Earnings	952,572	764,228
Realized performance allocations, net	204,710	194,582
Realized investment income and other, net	(20,660)	(7,703)
Depreciation expense	(20,355)	(20,387)
Interest expense, net	(74,158)	(36,109)
Distributable Earnings	1,042,109	894,611
Income taxes	(68,620)	(57,336)
After-Tax Distributable Earnings	$ 973,489	$ 837,275

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Fee-Related Revenues

Fee-related revenues increased $277.8 million, or 15%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to additional management fees of $174.4 million and an increase in transaction, monitoring and other fees, net of $101.7 million, partially offset by a decrease in other income of $14.5 million.

Management Fees

The following table presents management fees in our platforms for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	($ in thousands)	
Capital	$ 500,676	$ 514,494
Growth	232,891	167,387
Impact	276,538	198,824
Credit	341,772	311,033
Real Estate	350,077	350,647
Market Solutions	98,107	83,325
Total Management Fees	$ 1,800,061	$ 1,625,710

The $174.4 million increase in management fees during the year ended December 31, 2025 compared to the year ended December 31, 2024 is attributable to:

- a decrease of $13.8 million from our Capital platform primarily due to catch-up fees from Asia VIII earned during the year ended December 31, 2024, a reduction in the fee basis of TPG VII and TPG VIII resulting from the realization of portfolio investments, a step-down in fee basis of TPG IX from committed capital to invested capital in the fourth quarter of 2025, and Asia VI which ceased paying management fees in 2024, partially offset by fees earned from TPG X, which was activated during the third quarter of 2025;

- an increase of $65.5 million from our Growth platform primarily due to new capital raised for Growth VI during the last twelve months, resulting in a larger fee-earning commitment base;

- an increase of $77.7 million from our Impact platform primarily due to fees earned from Rise Climate II, Rise Climate Global South and Rise Climate TI, which were activated during the third quarter of 2024, partially offset by a step-down in fee basis of Rise Climate I from committed capital to actively invested capital during the fourth quarter of 2024;

- an increase of $30.7 million from our Credit platform primarily due to a higher fee basis from deployment of capital in MMDL V and MMDL Evergreen as well as Credit Solutions III, which was activated during the third quarter of 2024. These were partially offset by a decrease in fees from MMDL III as a result of lower fee earning AUM;

- a decrease of $0.6 million from our Real Estate platform primarily due to Realty IX which ceased paying fees beginning in the second quarter of 2025, partially offset by catch-up fees earned from Europe Realty IV; and

- an increase of $14.8 million from our Market Solutions platform primarily due to additional management fees from Peppertree IX and Peppertree X which were acquired in July 2025, partially offset by catch-up fees earned from TGS I recognized during the year ended December 31, 2024.

Catch-up fees totaled $54.7 million during the year ended December 31, 2025 and primarily consisted of $34.8 million for Growth VI, $8.9 million for Europe Realty IV, and $7.5 million for Rise Climate II.

Fee-Related Performance Revenues

The following table presents fee-related performance revenues for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	($ in thousands)			
Credit	$	28,939	$	33,032
Market Solutions		20,348		—
Total Fee-Related Performance Revenues	$	49,287	$	33,032

Fee-related performance revenues increased $16.3 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily attributable to the Market Solutions platform driven by the crystallization of T-POP fee-related performance revenues.

Transaction, Monitoring and Other Fees, Net

The following table presents transaction, monitoring and other fees, net in our platforms for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	($ in thousands)			
Capital	$	5,958	$	6,012
Growth		1,412		1,053
Impact		7,899		6,510
Credit		8,763		4,133
Real Estate		3,316		4,014
Market Solutions		222,000		125,922
Total Transaction, Monitoring and Other Fees, Net	$	249,348	$	147,644

Transaction, monitoring and other fees, net increased $101.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily driven by a $96.1 million increase in our Market Solutions platform as a result of capital markets activity among our portfolio companies involving our broker-dealer.

Other Income

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	($ in thousands)			
Former affiliate funds	$	—	$	13,254
Other income		10,559		11,817
Total Other Income	$	10,559	$	25,071

Total other income decreased $14.5 million, or 58%, for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to the expiration of contracts to provide services to our former affiliate in April 2024.

Fee-Related Expenses

Fee-related expenses increased $89.5 million, or 8%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily comprised of higher cash-based compensation and benefits, net of $54.6 million and an increase in operating expenses, net of $26.8 million.

Cash-Based Compensation and Benefits, Net

The following table presents cash-based compensation and benefits, net for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		2024	
	($ in thousands)			
Salaries	$	377,511	$	351,739
Bonuses		317,664		300,833
Benefits and other		163,199		132,918
Reimbursements		(114,809)		(96,489)
Total Cash-Based Compensation and Benefits, Net	$	743,565	$	689,001

Total cash-based compensation and benefits, net increased $54.6 million, or 8%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily due to higher salaries, benefits and bonuses resulting from an overall increase in headcount, partially offset by an increase in reimbursements.

Fee-Related Performance Compensation

The following table presents fee-related performance compensation for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		2024	
	($ in thousands)			
Credit	$	14,469	$	16,516
Market Solutions		10,175		—
Total Fee-related Performance Compensation	$	24,644	$	16,516

Total fee-related performance compensation increased $8.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This was primarily attributable to the increase in fee-related performance revenues from T-POP that drives compensation attributable to our partners and professionals.

Operating Expenses, Net

Operating expenses, net includes general and administrative expenses as well as reimbursements for professional services and travel expenses related to investment management and advisory services provided to TPG funds and monitoring services provided to our portfolio companies. Operating expenses, net increased $26.8 million, or 7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily due to an increase in professional fees.

Realized Performance Allocations, Net

The following table presents realized performance allocations, net from our platforms for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | |
	2025	2024
	($ in thousands)	
Capital	$ 76,188	$ 64,302
Growth	45,468	32,398
Impact	4,534	17,801
Credit	64,448	66,916
Real Estate	9,443	9,936
Market Solutions	4,629	3,229
Total Realized Performance Allocations, Net	**$ 204,710**	**$ 194,582**

Realized performance allocations, net of $204.7 million for the year ended December 31, 2025 were largely generated from realizations of $48.0 million from TPG VII, $9.8 million from TPG VIII, $9.5 million from Asia VIII, and $8.6 million from Asia VII in the Capital platform, $42.5 million from Growth IV in the Growth platform, $11.3 million from MVP Fund, $10.6 million from Credit Solutions II, and $5.8 million from MMDL V in the Credit platform, and $6.1 million from Net Lease Realty III in the Real Estate platform. The activity consisted of realizations sourced from portfolio companies including Viking Cruises, Crunch Fitness, DirecTV, Q-Centrix, and Samhwa Co.

Realized Investment Income and Other, Net

The following table presents realized investment income and other, net for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | |
	2025	2024
	($ in thousands)	
Investments in funds	$ 72,006	$ 27,882
Non-core income (expense)	(92,666)	(35,585)
Total Realized Investment Income and Other, Net	**$ (20,660)**	**$ (7,703)**

The decrease in realized investment income and other, net of $13.0 million during the year ended December 31, 2025 compared to the year ended December 31, 2024 resulted primarily from an increase in our non-core expense partially offset by realizations from certain investments in our funds. Our non-core activity includes expenses of $41.0 million related to our unoccupied lease space and $28.9 million for strategic transaction activity during the year ended December 31, 2025.

Depreciation

Depreciation expense remained flat for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest Expense, Net

The following table presents interest expense, net for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
	($ in thousands)	
Interest expense	$ 112,565	$ 87,715
Interest (income)	(38,407)	(51,606)
Interest Expense, Net	$ 74,158	$ 36,109

Interest expense, net increased $38.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by higher average debt outstanding throughout the year.

Distributable Earnings

The increase in DE for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to an increase in FRE, partially offset by an increase in interest expense.

Income Taxes

Income taxes increased $11.3 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in expected payments under our Tax Receivable Agreement for the year ended December 31, 2025.

Reconciliation to U.S. GAAP Measures

The following tables reconcile the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP to non-GAAP financial measures for the years ended December 31, 2025 and 2024:

Revenue

	Year Ended December 31,	
	2025	**2024**
	($ in thousands)	
GAAP Revenue	$ 4,670,212	$ 3,500,082
Capital-allocation based income	(2,246,074)	(1,413,006)
Expense reimbursements	(275,303)	(217,049)
Investment income and other	(39,580)	(38,570)
Fee-Related Revenues	$ 2,109,255	$ 1,831,457

Expenses

	Year Ended December 31,		
	2025		**2024**
	($ in thousands)		
GAAP Expenses	$	4,094,407	$	3,578,323
Depreciation and amortization expense		(144,542)		(135,386)
Interest expense		(112,111)		(87,511)
Expense reimbursements		(275,303)		(217,049)
Performance allocation compensation		(1,427,458)		(930,053)
Equity-based compensation		(813,741)		(1,006,312)
Acquisition success fee		(4,000)		—
Non-core expenses and other		(160,569)		(134,783)
Fee-Related Expenses	$	1,156,683	$	1,067,229

Net Income

	Year Ended December 31,		
	2025		**2024**
	($ in thousands)		
Net income (loss)	$	599,585	$	(76,915)
Net income attributable to other non-controlling interests		(364,226)		(75,529)
Amortization expense		113,196		97,585
Equity-based compensation		823,610		1,004,925
Unrealized performance allocations, net		(203,587)		(79,935)
Unrealized investment income		6,018		(77,282)
Income taxes		(1,579)		(5,388)
Acquisition success fee		4,000		—
Non-recurring and other		(3,528)		49,814
After-tax Distributable Earnings	$	973,489	$	837,275
Income taxes		68,620		57,336
Distributable Earnings	$	1,042,109	$	894,611
Realized performance allocations, net		(204,710)		(194,582)
Realized investment income and other, net		20,660		7,703
Depreciation expense		20,355		20,387
Interest expense, net		74,158		36,109
Fee-Related Earnings	$	952,572	$	764,228

Net Accrued Performance

	Year Ended December 31,		
	2025		**2024**
	($ in thousands)		
GAAP Investments	$	9,211,816	$	7,503,281
Equity method and other investments		(1,902,577)		(1,545,202)
Accrued performance allocation compensation		(5,399,750)		(4,376,523)
Impact of other consolidated entities		(629,734)		(607,989)
Net Accrued Performance	$	1,279,755	$	973,567

Operating Metrics

We monitor certain operating metrics that are common to the alternative asset management industry and that we believe provide important data regarding our business. The following operating metrics do not include other investments that are not included in the TPG Operating Group.

Assets Under Management

Assets Under Management ("AUM") represents the sum of:

i.   fair value of the investments and financial instruments held by our private equity, credit and real estate funds (including fund-level asset-related leverage), other than as described below, as well as related co-investment vehicles managed or advised by us, plus the capital that we are entitled to call from investors in those funds and vehicles, pursuant to the terms of their respective capital commitments, net of outstanding leverage associated with subscription-related credit facilities, and including capital commitments to funds that have yet to commence their investment periods;

ii. the gross amount of assets (including leverage where applicable) for our real estate investment trusts and BDCs;

iii. the net asset value of certain of our hedge funds; and

iv. the aggregate par amount of collateral assets, including principal cash, for our collateralized loan obligation vehicles.

Our definition of AUM is not based on any definition of AUM that may be set forth in the agreements governing the investment funds that we manage, or calculated pursuant to any regulatory definitions.

The following table summarizes our AUM by platform as of December 31, 2025 and 2024:

	December 31,		
	2025		**2024**
	($ in millions)		
Capital	$	90,857	$	74,408
Growth		32,237		28,062
Impact		31,258		26,569
Credit		93,064		72,359
Real Estate		38,168		36,296
Market Solutions		17,445		8,179
AUM as of end of period	$	303,029	$	245,873

The table below presents rollforwards of our total AUM for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	($ in millions)	
Balance as of Beginning of Period	$ 245,873	$ 221,623
Acquisition	7,927	—
Capital Raised	51,485	30,123
Realizations	(23,371)	(22,913)
Outflows[1]	(2,842)	(1,992)
Changes in Investment Value and Other[2]	23,957	19,032
AUM as of end of period	$ 303,029	$ 245,873

_____

(1) Outflows represent redemptions and withdrawals.

(2) Changes in Investment Value and Other consists of changes in fair value, capital invested, available capital and net fund-level asset related leverage activity plus other investment activities.

AUM increased approximately $57.2 billion during the year ended December 31, 2025. This increase was led by $51.5 billion of capital raised primarily attributable to fundraising activities of TPG X within the Capital platform, Growth VI within the Growth platform, Rise Climate II within the Impact platform, Credit Solutions III, MMDL VI, MMDL Continuation I and ABC Evergreen within the Credit platform, TRECO within the Real Estate platform and TGS II and T-POP within the Market Solutions platform. Investment appreciation of $24.0 billion and the $7.9 billion acquisition of Peppertree in July further contributed to AUM growth during the year ended December 31, 2025. These increases were partially offset by realization activities in TPG VII, TPG IX, Asia VI and Asia VII within the Capital platform, Growth IV and Growth V within the Growth platform, Rise II within the Impact platform, MMDL III, MMDL IV and MMDL II within the Credit platform and TREP III and Net Lease Realty III within the Real Estate platform during the year ended December 31, 2025.

Fee-Earning Assets Under Management

Fee-earning AUM ("FAUM") represents only the AUM from which we are entitled to receive management fees. FAUM is the sum of all the individual fee bases that are used to calculate our management fees and differs from AUM in the following respects: (i) assets and commitments from which we are not entitled to receive a management fee are excluded (e.g., assets and commitments with respect to which we are entitled to receive only performance allocations or are otherwise not currently entitled to receive a management fee) and (ii) certain assets, primarily in our credit and real estate funds, have different methodologies for calculating management fees that are not based on the fair value of the respective funds' underlying investments. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn management fees. Our definition of FAUM is not based on any definition of AUM or FAUM that is set forth in the agreements governing the investment funds and products that we manage.

The following table summarizes our FAUM by platform as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
	($ in millions)	
Capital	$ 44,474	$ 37,075
Growth	15,294	12,334
Impact	20,635	17,357
Credit	52,772	43,005
Real Estate	26,068	26,138
Market Solutions	10,859	5,377
FAUM as of end of period	$ 170,102	$ 141,286

The table below presents rollforwards of our FAUM for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		
	2025		**2024**
	($ in millions)		
Balance as of Beginning of Period	$	141,286	$	136,794
Acquisition		4,458		—
Fee-Earning Capital Raised[1]		22,099		10,882
Deployment[2]		20,517		14,012
Realizations[3]		(13,008)		(15,980)
Reduction in Fee Base[4]		(5,070)		(3,663)
Outflows[5]		(2,472)		(1,906)
Market Activity and Other[6]		2,292		1,147
FAUM as of end of period	$	170,102	$	141,286

_____

In the first quarter of 2025, we began reporting Fee-Earning Deployment and Realizations separately from Net Change in Investment Activity. We believe this additional disclosure is helpful to understand key drivers associated with our FAUM. Updating the presentation did not have any impact on total FAUM.

(1) Fee-Earning Capital Raised represents capital raised by our funds for which management fees calculated based on commitments or subscriptions were activated during the period.

(2) Deployment represents increases in investment cost and CLO collateral assets, as well as capital called for investments.

(3) Realizations represent decreases in investment cost and CLO collateral assets, as well as distributions of investment related proceeds.

(4) Reduction in Fee Base represents decreases in the fee basis for funds where the investment or commitment fee period has expired, and the fee base has reduced from commitment base to actively invested capital. It also includes reductions for funds that are no longer fee paying.

(5) Outflows represent redemptions and withdrawals.

(6) Market Activity and Other represents income activity for our funds for which management fees are calculated based on invested net capital or net asset value, as well as foreign exchange fluctuations.

FAUM increased $28.8 billion during the year ended December 31, 2025, primarily driven by $22.1 billion in fee-earning capital raised. This activity was led by the activation of TPG X during the third quarter within the Capital platform, the final closing of Growth VI during the second quarter within the Growth platform, subsequent closings for Rise Climate II during the third and fourth quarters within the Impact platform and the activation of TGS II during the third quarter within the Market Solutions platform. Deployment added $20.5 billion to FAUM primarily driven by TPG IX within the Capital platform, TTAD II within Growth platform, Rise Climate I within the Impact platform and MMDL V, MMDL Continuation I, Credit Solutions III, ABC Fund II and MMDL Evergreen within the Credit platform. Acquisition of Peppertree in July 2025 within the Market Solutions platform contributed an additional $4.5 billion of FAUM during the year ended December 31, 2025. These increases were partially offset by realizations of $13.0 billion primarily attributable to TPG VII within the Capital platform, Growth IV within the Growth platform, MMDL III, Essential Housing II, MMDL IV, MMDL II and Credit Solutions II within the Credit platform and Net Lease Realty III and TREP III within the Real Estate platform. For the year ended December 31, 2025, annualized weighted average management fees as a percentage of FAUM, which represent annualized management fees divided by the average of each applicable period's FAUM were 1.16%.

Net Accrued Performance

Net accrued performance represents both unrealized and undistributed performance allocations and fee-related performance revenues resulting from our general partner interests in investment funds that we manage. We believe this measure is useful to investors as it provides additional insight into the accrued performance to which the TPG Operating Group Common Unit holders are expected to receive.

The tables below summarize our net accrued performance by fund vintage year and platform as of December 31, 2025 and December 31, 2024:

	December 31,			
	2025		**2024**	
	($ in millions)			
Fund Vintage				
2020 & Prior	$	809	$	801
2021		136		78
2022		280		87
2023		23		5
2024		12		3
2025		20		—
Net Accrued Performance	$	1,280	$	974

	December 31,			
	2025		**2024**	
	($ in millions)			
Platform				
Capital	$	581	$	468
Growth		211		226
Impact		173		116
Credit		83		73
Real Estate		100		82
Market Solutions		132		9
Net Accrued Performance	$	1,280	$	974

Net accrued performance was primarily driven by TPG VIII, TPG IX, Asia VII, Growth V and Growth IV as of December 31, 2025 and TPG VII, TPG VIII, Asia VII, Growth IV, Growth V and Rise I as of December 31, 2024.

We also utilize Performance Generating AUM and Performance Eligible AUM as key metrics to understand AUM that could produce performance allocations or fee-related performance revenues. Performance Generating AUM refers to the AUM of funds we manage that are currently above their respective hurdle rate or preferred return, and profit of such funds are being allocated to, or earned by, us in accordance with the applicable limited partnership agreements or other governing agreements. Performance Eligible AUM refers to the AUM that is currently, or may eventually, produce performance allocations or fee-related performance revenues. All funds for which we are entitled to receive a performance allocation, incentive fee or fee-related performance revenue are included in Performance Eligible AUM.

Performance Generating AUM totaled $208.8 billion and $163.4 billion as of December 31, 2025 and December 31, 2024, respectively. Across the investment funds that we manage, Performance Eligible AUM totaled $254.3 billion and $209.3 billion as of December 31, 2025 and December 31, 2024, respectively.

AUM Subject to Fee-Earning Growth

AUM Subject to Fee-Earning Growth represents capital commitments that when deployed have the ability to grow our fees through earning new management fees (AUM Not Yet Earning Fees) or when management fees can be charged at a higher rate as capital is invested or for certain funds as management fee rates increase during the life of a fund (FAUM Subject to Step-Up).

AUM Not Yet Earning Fees represents the amount of capital commitments to TPG's funds and co-investment vehicles that has not yet been invested or considered active, and as this capital is invested or activated, the fee-paying portion will be included in FAUM. FAUM Subject to Step-Up represents capital raised within certain funds where the management fee rate increases once capital is invested or as a fund reaches a certain point in its life where the fee rate for certain investors increases. FAUM Subject to Step-Up is included within FAUM.

The table below reflects AUM Subject to Fee-Earning Growth by platform as of December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024	
	($ in millions)			
AUM Not Yet Earning Fees:				
Capital	$	5,481	$	3,088
Growth		4,029		2,796
Impact		981		1,928
Credit		13,463		7,613
Real Estate		3,886		3,468
Market Solutions		818		315
Total AUM Not Yet Earning Fees	$	28,658	$	19,208
FAUM Subject to Step-Up:				
Capital	$	4,058	$	926
Growth		29		—
Credit		5,118		5,828
Real Estate		1,713		2,183
Market Solutions		903		—
Total FAUM Subject to Step-Up		11,821		8,937
Total AUM Subject to Fee-Earning Growth	$	40,479	$	28,145

As of December 31, 2025, AUM Not Yet Earning Fees was $28.7 billion, which primarily consisted of TPG IX, TPG VIII and THP III within the Capital platform, Growth V, TPG Sports and TDM within the Growth platform, Rise Climate I within the Impact platform, Credit Solutions III, MMDL VI and MMDL V within the Credit platform and TRECO within the Real Estate platform.

Associated with FAUM Subject to Step-Up, management fee rates for these respective underlying funds or certain investors range between 0.35% and 1.65% and step-up to rates in the range of 0.47% and 1.75% after capital is invested or as a fund reaches a certain point in its life where the fee rate for certain investors increases. FAUM Subject to Step-Up as of December 31, 2025 relates primarily to TPG X within the Capital platform, MMDL V and Credit Solutions III within the Credit platform and Asia Realty V within the Real Estate platform.

Capital Raised

Capital raised is the aggregate amount of subscriptions and capital raised by our investment funds and co-investment vehicles during a given period, as well as the senior and subordinated notes issued through our CLOs and equity raised through our perpetual vehicles. We believe this measure is useful to investors as it measures access to capital across TPG and our ability to grow our management fee base.

The table below presents capital raised by platform for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
	($ in millions)			
Capital	$	14,987	$	5,513
Growth		5,516		1,678
Impact		4,522		6,891
Credit		20,773		12,423
Real Estate		2,651		2,246
Market Solutions		3,036		1,372
Total Capital Raised	$	51,485	$	30,123

Capital raised totaled approximately $51.5 billion for the year ended December 31, 2025. This was primarily attributable to the fundraising activities of TPG X within the Capital platform, Growth VI within the Growth platform, Rise Climate II within the Impact platform, Credit Solutions III, MMDL VI, MMDL Continuation I and ABC Evergreen within the Credit platform, TRECO within the Real Estate platform and TGS II and T-POP within the Market Solutions platform during the year ended December 31, 2025.

Available Capital

Available capital is the aggregate amount of unfunded capital commitments and recallable distributions that partners have committed to our funds and co-investment vehicles to fund future investments. Available capital is reduced for investments completed using fund-level subscription-related credit facilities. We believe this measure is useful to investors as it provides additional insight into the amount of capital that is available to our investment funds and co-investment vehicles to make future investments.

The table below presents available capital by platform as of December 31, 2025 and 2024:

| | December 31, | | | |
| | 2025 | | 2024 | |
	($ in millions)			
Capital	$	21,776	$	14,345
Growth		7,050		5,297
Impact		9,564		9,767
Credit		18,268		12,325
Real Estate		12,293		13,376
Market Solutions		3,485		2,492
Available Capital	$	72,436	$	57,602

Available capital totaled $72.4 billion as of December 31, 2025, primarily attributable to TPG X, Asia VIII, TPG IX, THP II and TPG VIII within the Capital platform, Growth VI and Growth V within the Growth platform, Rise Climate II within the Impact platform, Credit Solutions III, MMDL VI, MMDL V, MMDL III and TPG Advantage Direct Lending within the Credit platform, TREP IV, Europe Realty IV, TRECO and Asia Realty V within the Real Estate platform and TGS II and Peppertree X within the Market Solutions platform.

Capital Invested

Capital invested is the aggregate amount of capital invested during a given period by our investment funds, co-investment vehicles and CLOs, as well as increases in gross assets of certain perpetual funds. It excludes certain hedge fund activity, but includes investments made using investment financing arrangements like credit facilities, as applicable. We believe this measure is useful to investors as it measures capital deployment across the firm.

The table below presents capital invested by platform for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	($ in millions)			
Capital	$	8,410	$	5,934
Growth		4,489		1,817
Impact		4,159		2,171
Credit		24,995		16,234
Real Estate		6,115		6,330
Market Solutions		3,740		458
Capital Invested	$	51,908	$	32,944

Capital invested was $51.9 billion for the year ended December 31, 2025, which was primarily attributable to TPG IX within the Capital platform, Growth VI and TTAD II within the Growth platform, Rise Climate II and Rise Climate I within the Impact platform, ABC Fund II, MMDL V, MITT, ABC Evergreen and MMDL Continuation I within the Credit platform, TRTX and TREP IV within the Real Estate platform and T-POP and TGS I within the Market Solutions platform.

Realizations

Realizations represent proceeds from the disposition of investments and current income, and in the case of credit funds, distributions sourced from realization proceeds.

The table below presents realizations by platform for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	($ in millions)			
Capital	$	6,248	$	6,706
Growth		3,547		2,785
Impact		1,825		1,408
Credit		7,243		7,506
Real Estate		4,048		3,841
Market Solutions		460		667
Total Realizations	$	23,371	$	22,913

Realizations were $23.4 billion for the year ended December 31, 2025, primarily attributable to realization activities in TPG VII, TPG IX, Asia VI and Asia VII within the Capital platform, Growth IV and Growth V within the Growth platform, Rise II within the Impact platform, MMDL III, MMDL IV and MMDL II within the Credit platform and TREP III and Net Lease Realty III within the Real Estate platform during the year ended December 31, 2025.

Fund Performance Metrics

Fund performance information for our investment funds as of December 31, 2025 is included throughout this discussion and analysis to facilitate an understanding of our results of operations for the periods presented. These fund performance metrics do not include co-investment vehicles, SMAs or certain other legacy or discontinued funds. Additionally, these fund performance metrics exclude the firm's CLOs and real estate investment trusts. The fund return information for individual funds reflected in this discussion and analysis is not necessarily indicative of our firmwide performance and is also not necessarily indicative of the future performance of any particular fund. An investment in us is not an investment in any of our funds. This track record presentation is unaudited and does not purport to represent the respective fund's financial results in accordance with U.S. GAAP. There can be no assurance that any of our funds or our other existing and future funds will achieve similar returns. See "Item 1A.—Risk Factors—Risks Related to Our Business —Our funds' historical returns should not be considered as indicative of our or our funds' future results or of any returns expected on an investment in our Class A common stock."

The following tables reflect the performance of our selected funds as of December 31, 2025 ($ in millions):

Fund	Vintage Year[1]	Capital Committed[2]	Capital Invested[3]	Realized Value[4]	Unrealized Value[5]	Total Value[6]	Gross IRR[7]	Gross MoM[7]	Net IRR[8]	Net MoM[9]
Platform: Capital										
Capital Funds										
Air Partners	1993	$ 64	$ 64	$ 697	$ —	$ 697	81%	10.9x	73%	8.9x
TPG I	1994	721	696	3,095	—	3,095	47%	4.4x	36%	3.5x
TPG II	1997	2,500	2,554	5,010	—	5,010	13%	2.0x	10%	1.7x
TPG III	1999	4,497	3,718	12,360	—	12,360	34%	3.3x	26%	2.6x
TPG IV	2003	5,800	6,157	13,734	—	13,734	20%	2.2x	15%	1.9x
TPG V	2006	15,372	15,564	22,074	—	22,074	6%	1.4x	5%	1.4x
TPG VI	2008	18,873	19,220	33,481	58	33,539	14%	1.7x	10%	1.5x
TPG VII	2015	10,495	10,275	22,999	1,826	24,825	26%	2.4x	19%	2.0x
TPG VIII	2019	11,505	10,738	5,663	14,589	20,252	22%	1.9x	15%	1.5x
TPG IX	2022	12,014	10,511	1,205	14,178	15,383	37%	1.5x	24%	1.3x
TPG X	2025	10,858	598	—	1,037	1,037	NM	NM	NM	NM
Capital Funds		*92,699*	*80,095*	*120,318*	*31,688*	*152,006*	*23%*	*1.9x*	*15%*	*1.6x*
Asia Funds										
Asia I	1994	96	78	71	—	71	(3%)	0.9x	(10%)	0.7x
Asia II	1998	392	764	1,669	—	1,669	17%	2.2x	14%	1.9x
Asia III	2000	724	623	3,316	—	3,316	46%	5.3x	31%	3.8x
Asia IV	2005	1,561	1,603	4,089	—	4,089	23%	2.6x	17%	2.1x
Asia V	2007	3,841	3,257	5,440	114	5,554	10%	1.7x	6%	1.4x
Asia VI	2012	3,270	3,285	4,810	1,706	6,516	13%	2.0x	9%	1.6x
Asia VII	2017	4,630	4,636	4,094	4,750	8,844	18%	1.9x	11%	1.5x
Asia VIII	2022	5,259	3,095	473	4,105	4,578	33%	1.6x	16%	1.3x
Asia Funds		*19,773*	*17,341*	*23,962*	*10,675*	*34,637*	*20%*	*2.0x*	*14%*	*1.6x*
Healthcare Funds										
THP I	2019	2,704	2,457	891	3,195	4,086	18%	1.6x	11%	1.4x
THP II	2022	3,576	2,013	141	3,217	3,358	45%	1.6x	29%	1.4x
THP III		1,125	—	—	—	—	NM	NM	NM	NM
Healthcare Funds		*7,405*	*4,470*	*1,032*	*6,412*	*7,444*	*24%*	*1.6x*	*14%*	*1.4x*
Continuation Vehicles										
TPG AAF	2021	1,317	1,314	2,720	—	2,720	43%	2.1x	37%	1.9x
TPG AION	2021	207	207	—	129	129	(10%)	0.6x	(11%)	0.6x
Continuation Vehicles		*1,524*	*1,521*	*2,720*	*129*	*2,849*	*35%*	*1.9x*	*29%*	*1.7x*
Platform: Growth										
Growth Funds										
STAR	2007	1,264	1,259	1,895	—	1,895	12%	1.5x	6%	1.3x
Growth II	2011	2,041	2,185	4,847	495	5,342	21%	2.5x	15%	2.0x
Growth III	2015	3,128	3,382	5,117	1,787	6,904	23%	2.0x	15%	1.6x
Growth IV	2017	3,739	3,624	4,649	3,208	7,857	20%	2.1x	14%	1.7x
Gator	2019	726	686	771	508	1,279	24%	1.9x	20%	1.7x
Growth V	2020	3,558	3,307	1,469	4,158	5,627	18%	1.7x	12%	1.4x
Growth VI	2023	4,285	2,118	8	2,645	2,653	49%	1.3x	18%	1.1x
Growth Funds		*18,741*	*16,561*	*18,756*	*12,801*	*31,557*	*19%*	*1.9x*	*13%*	*1.6x*
Tech Adjacencies Funds										
TTAD I	2018	1,574	1,497	1,179	1,333	2,512	16%	1.6x	12%	1.4x
TTAD II	2021	3,198	3,072	656	3,827	4,483	22%	1.5x	17%	1.4x
TTAD III	2025	566	153	—	244	244	NM	NM	NM	NM
Tech Adjacencies Funds		*5,338*	*4,722*	*1,835*	*5,404*	*7,239*	*19%*	*1.6x*	*14%*	*1.4x*
TDM	2017	1,326	601	—	1,063	1,063	11%	1.8x	8%	1.5x
LSI	2023	410	217	21	201	222	(5%)	1.0x	(25%)	0.8x
TECA	2025	742	265	—	310	310	NM	NM	NM	NM
TPG Atlas	2025	752	427	—	481	481	NM	NM	NM	NM
TPG Sports		751	—	—	—	—	NM	NM	NM	NM

Fund	Vintage Year[1]	Capital Committed[2]	Capital Invested[3]	Realized Value[4]	Unrealized Value[5]	Total Value[6]	Gross IRR[7]	Gross MoM[7]	Net IRR[8]	Net MoM[9]
Platform: Impact										
The Rise Funds										
Rise I	2017	$ 2,106	$ 2,045	$ 1,658	$ 2,188	$ 3,846	15%	1.8x	10%	1.5x
Rise II	2020	2,176	2,077	847	2,538	3,385	15%	1.6x	10%	1.4x
Rise III	2022	2,700	2,268	285	3,262	3,547	39%	1.6x	23%	1.3x
The Rise Funds		*6,982*	*6,390*	*2,790*	*7,988*	*10,778*	*18%*	*1.7x*	*11%*	*1.4x*
Rise Climate Funds										
Rise Climate I	2021	7,268	6,340	1,498	7,918	9,416	25%	1.5x	15%	1.3x
Rise Climate II[11]	2025	6,625	1,444	—	1,482	1,482	NM	NM	NM	NM
Rise Climate Global South[11]	2025	808	31	—	31	31	NM	NM	NM	NM
Rise Climate TI	2025	1,313	410	—	410	410	NM	NM	NM	NM
Rise Climate Funds		*16,014*	*8,225*	*1,498*	*9,841*	*11,339*	*25%*	*1.5x*	*15%*	*1.3x*
TSI	2018	333	133	368	—	368	35%	2.8x	25%	2.1x
Evercare	2019	621	454	116	429	545	3%	1.2x	0%	1.0x
TPG NEXT[12]	2023	565	49	3	49	52	NM	NM	NM	NM
Platform: Credit										
TPG Credit Solutions										
Credit Solutions I	2019	1,805	1,801	2,125	636	2,761	16%	1.6x	12%	1.4x
Credit Solutions I Dislocation A	2020	909	602	795	—	795	34%	1.3x	27%	1.3x
Credit Solutions I Dislocation B	2020	308	176	211	—	211	28%	1.2x	21%	1.2x
Credit Solutions II	2021	3,134	3,040	1,142	3,020	4,162	16%	1.4x	12%	1.3x
Credit Solutions II Dislocation A	2022	1,310	868	916	120	1,036	19%	1.2x	14%	1.2x
Credit Solutions III	2024	6,214	1,237	14	1,474	1,488	NM	NM	NM	NM
TPG Credit Solutions		*13,680*	*7,724*	*5,203*	*5,250*	*10,453*	*17%*	*1.4x*	*13%*	*1.3x*
Essential Housing										
Essential Housing I	2020	642	456	577	—	577	15%	1.3x	12%	1.2x
Essential Housing II	2021	2,534	1,071	1,108	305	1,413	16%	1.4x	12%	1.3x
Essential Housing III	2024	1,619	746	4	830	834	14%	1.1x	11%	1.1x
Essential Housing		*4,795*	*2,273*	*1,689*	*1,135*	*2,824*	*16%*	*1.3x*	*12%*	*1.2x*
Hybrid Solutions	2025	389	62	—	95	95	NM	NM	NM	NM
TPG Asset Based Finance										
ABC Fund I	2021	1,005	904	178	1,105	1,283	17%	1.4x	13%	1.3x
ABC Fund II	2024	1,258	932	3	985	988	NM	NM	NM	NM
TPG Asset Based Finance		*2,263*	*1,836*	*181*	*2,090*	*2,271*	*17%*	*1.4x*	*13%*	*1.3x*
TPG Direct Lending[13]										
MMDL I	2015	594	572	846	—	846	14%	1.6x	10%	1.4x
MMDL II	2016	1,580	1,563	2,326	—	2,326	14%	1.7x	10%	1.5x
MMDL III	2018	2,751	2,547	3,669	—	3,669	13%	1.6x	10%	1.5x
MMDL IV	2020	2,671	2,586	1,726	1,846	3,572	14%	1.5x	10%	1.4x
MMDL IV Annex	2021	797	767	437	566	1,003	14%	1.4x	11%	1.3x
MMDL V	2022	3,924	2,853	401	2,892	3,293	17%	1.2x	13%	1.2x
MMDL VI	2025	2,214	87	—	83	83	NM	NM	NM	NM
TPG Direct Lending		*14,531*	*10,975*	*9,405*	*5,387*	*14,792*	*14%*	*1.5x*	*10%*	*1.4x*
Continuation Vehicles										
MMDL Continuation I	2025	1,207	1,123	9	1,070	1,079	NM	NM	NM	NM
Continuation Vehicles		*1,207*	*1,123*	*9*	*1,070*	*1,079*	*NM*	*NM*	*NM*	*NM*

Fund	Vintage Year[1]	Capital Committed[2]	Capital Invested[3]	Realized Value[4]	Unrealized Value[5]	Total Value[6]	Gross IRR[7]	Gross MoM[7]	Net IRR[8]	Net MoM[9]
Platform: Real Estate										
TPG Real Estate Partners										
TREP II	2014	$ 2,065	$ 2,213	$ 3,574	$ 2	$ 3,576	28%	1.7x	18%	1.5x
TREP III	2018	3,722	4,324	4,032	2,357	6,389	16%	1.6x	11%	1.4x
TREP IV	2022	6,820	4,581	806	4,803	5,609	18%	1.2x	8%	1.1x
TPG Real Estate Partners		*12,607*	*11,118*	*8,412*	*7,162*	*15,574*	*21%*	*1.5x*	*13%*	*1.3x*
TPG AG U.S. Real Estate										
TPG AG Realty										
Realty I	1994	30	30	65	—	65	27%	2.2x	20%	1.9x
Realty II	1995	33	33	81	—	81	31%	2.4x	22%	2.2x
Realty III	1997	61	94	120	—	120	5%	1.3x	3%	1.3x
Realty IV	1999	255	332	492	—	492	11%	1.5x	8%	1.5x
Realty V	2001	333	344	582	—	582	32%	1.7x	26%	1.6x
Realty VI	2005	514	558	657	—	657	5%	1.2x	3%	1.1x
Realty VII	2007	1,257	1,675	2,544	—	2,544	17%	1.7x	12%	1.5x
Realty VIII	2011	1,265	2,142	2,785	105	2,890	15%	1.6x	11%	1.4x
Realty IX	2015	1,329	1,986	2,283	226	2,509	8%	1.4x	5%	1.3x
Realty Value X	2018	2,775	4,588	4,208	1,497	5,705	12%	1.4x	8%	1.2x
Realty Value XI	2022	2,589	2,865	1,121	2,178	3,299	15%	1.2x	7%	1.1x
TPG AG Realty		*10,441*	*14,647*	*14,938*	*4,006*	*18,944*	*14%*	*1.4x*	*9%*	*1.3x*
TPG AG Core Plus Realty										
Core Plus Realty I	2003	534	532	876	—	876	20%	1.6x	18%	1.5x
Core Plus Realty II	2006	794	1,112	1,456	—	1,456	11%	1.4x	8%	1.3x
Core Plus Realty III	2011	1,014	1,420	2,231	—	2,231	23%	1.8x	19%	1.6x
Core Plus Realty IV	2015	1,308	2,020	2,086	221	2,307	5%	1.2x	2%	1.1x
TPG AG Core Plus Realty		*3,650*	*5,084*	*6,649*	*221*	*6,870*	*15%*	*1.5x*	*11%*	*1.4x*
TPG Asia Real Estate										
Asia Realty										
Asia Realty I	2006	526	506	645	—	645	6%	1.3x	3%	1.2x
Asia Realty II	2010	616	602	1,071	—	1,071	24%	1.8x	16%	1.6x
Asia Realty III	2015	847	869	1,024	126	1,150	11%	1.3x	6%	1.2x
Asia Realty IV	2018	1,315	1,313	1,356	493	1,849	14%	1.4x	9%	1.3x
Asia Realty V	2022	2,007	1,106	145	1,281	1,426	26%	1.3x	12%	1.2x
Asia Realty		*5,311*	*4,396*	*4,241*	*1,900*	*6,141*	*13%*	*1.4x*	*8%*	*1.3x*
Japan Value										
Japan Value[14]	2023	417	253	23	270	293	75%	1.4x	39%	1.2x
Japan Value		*417*	*253*	*23*	*270*	*293*	*75%*	*1.4x*	*39%*	*1.2x*
TPG AG Europe Real Estate										
Europe Realty I	2014	570	1,187	1,719	8	1,727	24%	2.0x	17%	1.7x
Europe Realty II	2017	843	1,763	1,831	453	2,284	7%	1.4x	5%	1.3x
Europe Realty III[15]	2019	1,515	2,204	930	1,361	2,291	7%	1.3x	3%	1.1x
Europe Realty IV[15]	2023	2,270	796	171	782	953	141%	1.3x	7%	1.0x
TPG AG Europe Real Estate		*5,198*	*5,950*	*4,651*	*2,604*	*7,255*	*13%*	*1.5x*	*8%*	*1.3x*
TPG Net Lease										
Net Lease Realty I	2006	159	209	457	—	457	18%	2.4x	14%	2.2x
Net Lease Realty II	2010	559	1,060	1,854	—	1,854	16%	2.4x	11%	2.0x
Net Lease Realty III	2013	1,026	2,426	3,038	409	3,447	12%	2.0x	8%	1.6x
Net Lease Realty IV	2019	997	1,974	1,458	905	2,363	11%	1.4x	7%	1.3x
Net Lease Realty V	2024	259	317	184	149	333	NM	NM	NM	NM
TPG Net Lease		*3,000*	*5,986*	*6,991*	*1,463*	*8,454*	*14%*	*1.9x*	*10%*	*1.6x*
TAC+	2021	1,797	1,275	156	1,136	1,292	0%	1.0x	(1%)	1.0x
TRECO	2024	1,786	717	454	326	780	31%	1.3x	8%	1.1x

Fund	Vintage Year[1]	Capital Committed[2]	Capital Invested[3]	Realized Value[4]	Unrealized Value[5]	Total Value[6]	Gross IRR[7]	Gross MoM[7]	Net IRR[8]	Net MoM[9]
Platform: Market Solutions										
TPG Peppertree Funds										
Peppertree I	2004	$ 63	$ 44	$ 95	$ —	$ 95	16%	2.1x	11%	1.7x
Peppertree II	2008	24	21	57	—	57	30%	2.8x	20%	2.1x
Peppertree III	2011	55	49	105	4	109	16%	2.2x	11%	1.8x
Peppertree IV	2014	132	119	215	40	255	16%	2.1x	11%	1.7x
Peppertree V	2014	79	63	12	90	102	5%	1.6x	3%	1.3x
Peppertree VI	2016	230	204	146	453	599	18%	2.9x	13%	2.2x
Peppertree VII	2018	505	460	31	1,236	1,267	17%	2.8x	13%	2.2x
Peppertree VIII	2020	1,000	890	31	1,774	1,805	16%	2.0x	11%	1.7x
Peppertree IX	2022	1,500	1,299	81	1,813	1,894	14%	1.5x	10%	1.3x
Peppertree X	2023	2,040	1,007	—	1,307	1,307	30%	1.3x	18%	1.2x
TPG Peppertree Funds		5,628	4,156	773	6,717	7,490	16%	1.8x	12%	1.5x
TPG GP Solutions										
TGS I[12]	2022	1,864	988	15	1,266	1,281	56%	1.3x	33%	1.2x
TGS II[12]		1,484	—	—	—	—	NM	NM	NM	NM
TPG GP Solutions		3,348	988	15	1,266	1,281	56%	1.3x	33%	1.2x
NewQuest Funds										
NewQuest I[12]	2011	390	291	767	—	767	48%	3.2x	37%	2.3x
NewQuest II[12]	2013	310	342	686	78	764	24%	2.3x	19%	1.8x
NewQuest III[12]	2016	541	543	562	215	777	8%	1.4x	4%	1.2x
NewQuest IV[12]	2020	1,000	964	273	1,371	1,644	18%	1.7x	10%	1.4x
NewQuest V[12]	2022	689	467	143	541	684	40%	1.6x	27%	1.3x
NewQuest Funds		2,930	2,607	2,431	2,205	4,636	33%	1.9x	19%	1.5x

The following table reflects the performance of our significant perpetual funds as of December 31, 2025 ($ in millions):

Fund	Vintage Year[1]	AUM	Total Return[10]
Platform: Credit			
TPG Credit Solutions			
Corporate Credit Opportunities[16]	1988	$ 371	10 %
Essential Housing Evergreen		400	NM
TPG Asset Based Finance			
MVP Fund[17]	2009	6,766	11 %
ABC Evergreen[17]	2024	3,309	25 %
TPG Direct Lending			
TCAP[18]	2022	4,513	10 %
MMDL Evergreen	2022	2,693	11 %
MMDL Offshore Evergreen	2024	1,268	9 %
TPG Advantage Direct Lending	2025	933	NM
TPG Multi-Asset Credit			
Dynamic Credit Income Fund[17]	1993	1,109	9 %
Platform: Market Solutions			
T-POP[19]	2025	1,365	23 %

_____

Note:

Past performance is not indicative of future results.

"NM" signifies that the relevant data would not be meaningful. Performance metrics are generally deemed "NM" when, among other reasons, there has been limited time since initial investment.

Performance metrics generally exclude amounts attributable to the fund's general partner, its affiliated entities and "friends-of-the-firm" entities that generally pay no or reduced management fees and performance allocations. These metrics also represent an average of returns for all included investors and do not necessarily reflect the actual return of any particular investor.

Amounts shown are in U.S. dollars.

Unless otherwise noted, when an investment is made in another currency, (i) Capital Invested is calculated using the exchange rate at the time of the investment, (ii) Unrealized Value is calculated using the exchange rate at the period end and (iii) Realized Value reflects actual U.S. dollar proceeds to the fund.

(1) Vintage Year represents the year in which the fund consummated its first investment (or, if earlier, received its first capital contributions from investors). For platforms other than Credit, for consistency with prior reporting, however, the Vintage Year classification of any fund that held its initial closing before 2018 represents the year of such fund's initial closing.

(2) Capital Committed represents the amount of inception-to-date commitments a particular fund has received. Certain of our newer vintage funds are actively fundraising and capital committed is subject to change.

(3) Capital Invested represents cash outlays by the fund for its investments, whether funded through investor capital contributions or borrowing under the fund's credit facility. For Credit funds, Capital Invested represents inception-to-date investor contributed capital net of returned contributions, excluding borrowings under the fund's credit facility.

(4) Realized Value represents total cash received or earned by the fund in respect of such investment or investments through the period end, including all interest, dividends and other proceeds. For Credit funds, Realized Value represents inception-to-date capital distributed by the fund, including any performance distributions net of recalled distributions, if any.

(5) Unrealized Value, with respect to an investment in a publicly traded security, is based on the closing market price of the security as of the period end on the principal exchange on which the security trades, as adjusted by the general partner for any restrictions on disposition. Unrealized Value, with respect to an investment that is not a publicly traded security, represents the general partner's estimate of the unrealized fair value of the fund's investment. Unrealized Value, with respect to Credit funds, represents the ending NAV for such fund, which is the period end ending capital balances of the investors and general partner. Valuations entail a degree of subjectivity, and therefore actual value may differ from such estimated value and these differences may be material and adverse. Except as otherwise noted, valuations are as of the period end.

(6) Total Value is the sum of Realized Value and Unrealized Value of investments.

(7) Gross internal rate of return ("Gross IRR") and Gross multiple of money ("Gross MoM") represent investment level performance by the fund and incorporates the impact of fund level credit facilities, to the extent utilized by the fund. Gross IRR and Gross MoM exclude management fees, fund expenses (other than interest expense and other fees arising from amounts borrowed under the fund's credit facility to fund investments) and performance allocations. Gross IRR is the discount rate at which (i) the present value of all Capital Invested in an investment or investments is equal to (ii) the present value of all realized and unrealized returns from such investment or investments.

(8) Net IRR represents the compound annualized return rate (i.e., the implied discount rate) of a fund, which is calculated using investor cash flows in the fund, including cash received from capital called from investors, cash distributed to investors and the investors' ending capital balances as of the period end. Net IRR is the discount rate at which (i) the present value of all capital contributed by investors to the fund (which excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital) is equal to (ii) the present value of all cash distributed to investors and the investors' ending capital balances.

(9) Net MoM represents the multiple-of-money on contributions to the fund by investors. Net MoM is calculated as the sum of cash distributed to investors and the investors' ending capital balances as of the period end, divided by the amount of capital contributed to the fund by investors (which amount excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital).

(10) Total Return represents net performance data for investors (excluding certain classes/series with special fee arrangements), net of all expenses including actual quarterly management fees payable by the fund and the accrual of carried interest to the general partner.

(11) The Rise Climate Global South Fund excludes a $500 million commitment ($444 million of which was closed as of December 31, 2025) from ALTÉRRA Transformation LP made to a separate vehicle for purposes of deploying catalytic capital in connection with investments located in the Global South made by the Rise Climate II Fund and the Rise Climate Global South Fund.

(12) Unless otherwise specified, the fund performance information presented above for certain funds is, due to the nature of their strategy, as of September 30, 2025.

(13) Each TPG Direct Lending fund is comprised of four vehicles: onshore levered, onshore unlevered, offshore levered and offshore unlevered. Capital Committed, Capital Invested, Realized Value, Unrealized Value and Total Value for each fund are presented on a consolidated basis across the four vehicles. Performance metrics are presented only for the onshore levered vehicle of each fund. The Net IRRs and Net MoMs for TPG Direct Lending funds on a consolidated basis were: (i) for the onshore unlevered vehicles, 7% and 1.3x, (ii) for the offshore levered vehicles, 9% and 1.3x and (iii) for the offshore unlevered vehicles, 7% and 1.2x.

(14) Japanese-Yen denominated fund. Commitments, Capital Invested and Realized Value are calculated using the exchange rate at the end of the quarter in which the relevant commitment was made or transaction occurred, as applicable.

(15) Includes Euro denominated fund entity with Commitments, Capital Invested and Realized Value calculated using the exchange rate at the end of the quarter in which the relevant commitment was made or transaction occurred, as applicable. Performance metrics only reflects capital committed in U.S. dollars, which represents the majority of capital committed to each fund. Net IRR and Net MoM were: (i) for the euro-denominated vehicle of Europe Realty III, 1% and 1.0x and (ii) for the euro-denominated vehicle of Europe Realty IV, 9% and 1.0x

(16) Total Return includes onshore investors participating directly through the master fund and investors through the offshore vehicle. Total Return for the offshore vehicle was 5%.

(17) Total Returns for onshore funds only. Total Returns for the offshore vehicles were: (i) for the MVP Fund, 11%, (ii) for ABC Evergreen, 24% and (iii) for Dynamic Credit Income Fund (formerly Super Fund), 8%.

(18) Total Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Inception-to-date figures for Class I, Class D and Class S shares use the initial offering price per share as the beginning NAV. Total Return presented is for Class I and is prior to the impact of any potential upfront placement fees. An investment in TCAP is subject to a maximum upfront placement fee of 1.5% for Class D and 3.5% for Class S, which would reduce the amount of capital available for investment, if applicable. There are no upfront placement fees for Class I shares. Total Return has been annualized for periods less than or greater than one year.

(19) T-POP Total Return reflects a per unit return based on Class R-I, including reinvestment of any dividends received during the period (if applicable), and no upfront selling commission, net of all fees and expenses incurred by T-POP. Total Return for Class R-S is 23%.

Liquidity and Capital Resources

We have historically derived revenues primarily from third-party assets under management and have required limited capital resources to support the working capital or operating needs of our business. We believe that our current sources of liquidity described below are sufficient to meet our projected capital needs and other obligations as they arise for at least the next twelve months. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing investors will be diluted. The incurrence of additional debt financing would result in incremental debt service obligations, and any future instruments governing such debt could include operating and financial covenants that could restrict our operations.

As of December 31, 2025, our total liquidity was $2,906.1 million, comprised of $826.1 million of cash and cash equivalents, excluding $13.2 million of restricted cash, as well as $1,750.0 million, $30.0 million and $300.0 million of incremental borrowing capacity under the Senior Unsecured Revolving Credit Facility, Subordinated Credit Facility and 364-Day Credit Facility, respectively. Total cash of $839.3 million as of December 31, 2025 includes $136.4 million of cash that is attributable to the TPG Operating Group and on balance sheet securitization vehicles.

Sources of Liquidity

We have multiple sources of liquidity to meet our capital needs, including:

• cash generated by our operating activities, such as management fees, monitoring, transaction and other fees, realized capital allocation-based income and investment sales from our consolidated funds;

• cash received from investing activities, including amounts received from notes receivable from affiliates; and

• cash received from our financing activities, including cash and funds available under our credit facilities.

Cash, Cash Equivalents and Restricted Cash

Our consolidated cash, cash equivalents and restricted cash totaled approximately $839.3 million at December 31, 2025.

Credit Facilities

Senior Unsecured Revolving Credit Facility

In March 2011, TPG Holdings, L.P. entered into a $400.0 million credit facility (as amended, the "Senior Unsecured Revolving Credit Facility"). As of March 31, 2025, the Senior Unsecured Revolving Credit Facility, as amended May 2018, November 2020, November 2021, July 2022, August 2022 and September 2023, had aggregate revolving commitments of $1.2 billion and with a maturity date of September 26, 2028.

In May 2025, we amended the Senior Unsecured Revolving Credit Facility to extend the maturity date to May 1, 2030 and increased the size of the Senior Unsecured Revolving Credit Facility to $1.65 billion. In June 2025, we further amended the Senior Unsecured Revolving Credit Facility to increase the size of the Senior Unsecured Revolving Credit Facility to $1.75 billion. During the year ended December 31, 2025, borrowings and repayments under the Senior Unsecured Revolving Credit Facility totaled $630.0 million. In February 2026, we borrowed $400.0 million, resulting in $1.35 billion available to be borrowed under the terms of the Senior Unsecured Revolving Credit Facility.

Dollar-denominated principal amounts outstanding under the Senior Unsecured Revolving Credit Facility accrue interest, at the option of the applicable borrower, either (i) at a base rate plus applicable margin not to exceed 0.20% per annum or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin not to exceed 1.20%. We are also required to pay a quarterly commitment fee on the unused commitments under the Senior Unsecured Revolving Credit Facility not to exceed 0.15% per annum, as well as certain customary fees for any issued letters of credit.

Senior Notes

On August 14, 2025, the Notes Issuer issued in an SEC-registered offering $500.0 million aggregate principal amount of Senior Notes due 2036 (the "2036 Senior Notes"). The 2036 Senior Notes will mature on January 15, 2036, unless earlier accelerated, redeemed or repurchased. The 2036 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by each of the Guarantors, and are unsecured and unsubordinated obligations of the Notes Issuer and the Guarantors. The 2036 Senior Notes bear interest at a rate of 5.375% per annum. Interest on the 2036 Senior Notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2026. The 2036 Senior Notes contain certain covenants, which, subject to certain limitations, restrict the ability of the Notes Issuer and, as applicable, the Guarantors to merge, consolidate or sell, assign, transfer, lease or convey all or substantially all of their combined assets, or create liens on the voting stock of their subsidiaries.

On March 5, 2024, the Notes Issuer issued in an SEC-registered offering $600.0 million aggregate principal amount of Senior Notes due 2034 (the "2034 Senior Notes" and, collectively with the 2036 Senior Notes, the "Senior Notes"). The 2034 Senior Notes will mature on March 5, 2034, unless earlier accelerated, redeemed or repurchased. The 2034 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by each of the Guarantors, and are unsecured and unsubordinated obligations of the Notes Issuer and the Guarantors. The 2034 Senior Notes bear interest at a rate of 5.875% per annum. Interest on the 2034 Senior Notes is payable semi-annually in arrears on March 5 and September 5 of each year, beginning on September 5, 2024. The 2034 Senior Notes contain certain covenants as set forth in the 2034 Senior Notes' Indenture and First Supplement Indenture, which, subject to certain limitations, restrict the ability of the Notes Issuer and, as applicable, the Guarantors to merge, consolidate or sell, assign, transfer, lease or convey all or substantially all of their combined assets, or create liens on the voting stock of their subsidiaries.

The payment of the principal of, premium, if any, and interest on the Senior Notes and the payment of any Senior Notes guarantee will:

- rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness, liabilities and other obligations of the Notes Issuer or the relevant Guarantor, including indebtedness under the Amended Senior Unsecured Revolving Credit Facility;

- rank senior in right of payment to all existing and future subordinated indebtedness, liabilities and other obligations of the Notes Issuer or the relevant Guarantor;

- be effectively subordinated to all existing and future secured indebtedness of the Notes Issuer or the relevant Guarantor, to the extent of the value of the assets securing such indebtedness; and

- be effectively subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations of each subsidiary of the Issuer or the relevant Guarantor that is not itself the Notes Issuer or a Guarantor.

Subordinated Notes

On March 4, 2024, the Notes Issuer issued in an SEC-registered offering $400.0 million aggregate principal amount of Fixed-Rate Junior Subordinated Notes due 2064 (the "Subordinated Notes"). The Subordinated Notes bear interest at a rate of 6.950% per annum. Interest on the Subordinated Notes is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2024, subject to the Notes Issuer's right, on one or more occasions, to defer the payment of interest on the notes for up to five consecutive years. The Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by each of the Guarantors, and are unsecured and subordinated obligations of the Notes Issuer and the Guarantors. The Subordinated Notes will mature on March 15, 2064, unless earlier accelerated, redeemed or repurchased. The Subordinated Notes may be redeemed at the Notes Issuer's option (i) in whole at any time or in part from time to time on or after March 15, 2029 at a redemption price equal to their principal amount plus any accrued and unpaid interest, (ii) upon occurrence of a Tax Redemption Event, as defined in the Subordinated Notes' First Supplemental Indenture, at a price equal to 100% of their principal amount plus any accrued and unpaid interest or (iii) in whole, but not in part, at any time prior to March 15, 2029, upon the occurrence of a Rating Agency Event, as defined in the Subordinated Notes' First Supplemental Indenture, at a price equal to 102% of their principal amount plus any accrued and unpaid interest. The Subordinated Notes contain certain covenants as set forth in the Subordinated Notes' Indenture and First Supplemental Indenture, which, subject to certain limitations, restrict the ability of the Notes Issuer and, as applicable, the Guarantors to merge, consolidate or sell, assign, transfer, lease or convey all or substantially all of their combined assets, or create liens on the voting stock of their subsidiaries.

The payment of the principal of, premium, if any, and interest on the Subordinated Notes and the payment of any Subordinated Notes guarantee will:

- be subordinate and rank junior in right of payment to all existing and future senior indebtedness, including indebtedness under the Senior Unsecured Revolving Credit Facility;

- rank equally in right of payment with all existing and future parity indebtedness;

- be effectively subordinated to all existing and future secured indebtedness of the Notes Issuer or the relevant Guarantor, to the extent of the value of the assets securing such indebtedness; and

- be effectively subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations (including policyholder liabilities and other payables) of each subsidiary of the Notes Issuer or the relevant Guarantor that is not itself the Notes Issuer or a Guarantor.

Secured Notes

Our Secured Notes are issued using on-balance sheet securitization vehicles. The Secured Notes are required to be repaid only from collections on the underlying securitized equity method investments and restricted cash of the securitization vehicles. The Secured Notes are separated into two tranches. Tranche A Secured Notes (the "Series A Secured Notes") were issued in May 2018 at a fixed rate of 5.33% with an aggregate principal balance of $200.0 million due June 20, 2038, with interest payable semiannually. Tranche B Secured Notes (the "Series B Secured Notes" or, collectively with the Series A Secured Notes, the "Secured Notes") were issued in October 2019 at a fixed rate of 4.75% with an aggregate principal balance of $50.0 million due June 20, 2038, with interest payable semiannually. The Secured Notes contain an optional redemption feature giving us the right to call the notes in full or in part, subject to a prepayment penalty if called before May 2023. If the Secured Notes are not redeemed on or prior to June 20, 2028, we will pay additional interest equal to 4.00% per annum.

The Secured Notes contain covenants and conditions customary in transactions of this nature, including negative pledge provisions, default provisions and financial covenants and limitations on certain consolidations, mergers and sales of assets. As of December 31, 2025, we were in compliance with these covenants and conditions.

Subordinated Credit Facility

In August 2014, one of our consolidated subsidiaries entered into two $15.0 million subordinated revolving credit facilities (collectively, the "Subordinated Credit Facility"), for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by certain members of TPG Operating Group. In August 2025, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2026 to August 2027. The interest rate for borrowings under the Subordinated Credit Facility is calculated at a term Secured Overnight Financing Rate ("SOFR") rate plus a 0.10% per annum adjustment and 2.25%.

During the year ended December 31, 2025, the subsidiary borrowed and made repayments of $55.0 million on the Subordinated Credit Facility, resulting in a zero balance outstanding at December 31, 2025.

364-Day Credit Facility

On April 14, 2023, a consolidated subsidiary of the Company entered into a 364-day revolving credit facility (the "364-Day Credit Facility") with Mizuho Bank, Ltd., acting as administrative agent, to provide the subsidiary with revolving borrowings of up to $150.0 million. Borrowings under the 364-Day Credit Facility are subject to one of three interest rates depending on the type of drawdown requested. Alternate Base Rate ("ABR") loans are denominated in U.S. Dollars and subject to a variable interest rate computed daily as the higher of the Federal Funds Rate plus 0.50% or the one-month Term SOFR plus 1.00%, plus an applicable margin of between 1.00% and 2.00%, depending on the term of the loan. Term Benchmark Loans may be denominated in U.S. Dollars or Euros, and are subject to a fixed interest rate computed as the SOFR rate for a period comparable to the term of the loan in effect two business days prior to the date of borrowing, plus an applicable margin of between 2.00% and 3.00%, depending on the term of the loan. Risk-Free Rate ("RFR") loans are denominated in Sterling and subject to a fixed interest rate computed daily as the Sterling Overnight Index Average ("SONIA") in effect five business days prior to the date of borrowing, plus an applicable margin of between 2.00% and 3.00%, depending on the term of the loan. The subsidiary is also required to a pay a quarterly facility fee equal to 0.30% per annum of the total facility capacity of $150.0 million, as well as certain customary fees for any issued loans.

The Company entered into an equity commitment letter in connection with the 364-Day Credit Facility, committing to provide capital contributions, if and when required, to the consolidated subsidiary throughout the life of the facility. In April 2025, the consolidated subsidiary amended the 364-Day Credit Facility to increase the aggregate principal amount of the existing commitments to $300.0 million and extend the commitment termination date to April 11, 2026.

During the year ended December 31, 2025, the subsidiary borrowed $154.0 million and made repayments of $206.0 million on the 364-Day Credit Facility, resulting in a zero balance outstanding at December 31, 2025.

Our Liquidity Needs

We expect that our primary liquidity needs include cash required to:

- support our working capital needs;

- fund cash operating expenses, including compensation and contingencies, including for clawback obligations or litigation matters;

- service debt obligations, including the payment of obligations at maturity, on interest payment dates or upon redemption, as well as any contingent liabilities that may give rise to future cash payments;

- continue growing our businesses, including seeding new strategies, pursuing strategic investments or acquisitions, funding our capital commitments made to existing and future funds and co-investments, meeting any net capital requirements of our broker-dealer or funding obligations of our capital markets business and otherwise supporting investment vehicles that we sponsor;

- pay amounts that may become due under the Tax Receivable Agreement;

- pay earnouts and contingent cash consideration associated with our acquisitions;

- pay cash dividends in accordance with our dividend policy for our Class A common stock;

- warehouse investments or seed portfolios for the benefit of one or more of our funds or other investment vehicles pending the expected contribution of committed capital by the investors in such vehicles and advance capital to them for other operational needs;

- manage risk retention for CLOs;

- address capital needs of regulated and other subsidiaries, including our broker-dealer;

- settle tax withholding obligations in connection with net share settlements of equity-based awards; and

- exchange Common Units pursuant to the Exchange Agreement or repurchase or redeem other securities issued by us.

Contractual Obligations

In the ordinary course of business, we enter into contractual arrangements that require future cash payments. The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of December 31, 2025 (in thousands):

				Payments Due by Period			
	Total	2026	2027	2028	2029	2030	2031 and Thereafter
Debt obligations[1]	$1,750,000	$ —	$ —	$ —	$ —	$ —	$1,750,000
Interest on debt obligations[2]	2,055,663	100,795	102,960	107,960	112,960	262,688	1,368,300
Capital commitments[3]	595,895	595,895	—	—	—	—	—
Operating lease obligations[4]	898,175	6,020	85,898	88,345	85,749	80,286	551,877
Repurchase agreements	88,195	29,442	26,520	32,233	—	—	—
Total contractual obligations	$5,387,928	$ 732,152	$ 215,378	$ 228,538	$ 198,709	$ 342,974	$3,670,177

_____

(1) Debt obligations presented in the table reflect scheduled principal payments related to the Secured Notes, 2034 Senior Notes, 2036 Senior Notes and Subordinated Notes.

(2) Estimated interest payments on our debt obligations include estimated future interest payments based on the terms of the debt agreements. See Note 11 to the Consolidated Financial Statements for further discussion of these debt obligations.

(3) Capital commitments represent our obligations to provide general partner capital funding to the TPG funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the "2026" column. We generally utilize proceeds from return of capital distributions and proceeds from our Secured Notes to help fund these commitments.

(4) Net of tenant improvement allowances.

Additional Contingent Obligations

As of December 31, 2025 and December 31, 2024, if all investments held by the TPG funds were liquidated at their current unrealized fair value, there would be clawback of $7.9 million and $5.5 million, respectively, primarily related to Asia V, for which a performance allocation reserve was recorded within other liabilities in the Consolidated Statements of Financial Condition. During the year ended December 31, 2025, the general partners made no payments on the clawback liability. Additionally, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of performance allocations subject to potential clawback as of December 31, 2025 and December 31, 2024 would be $2,456.5 million and $2,140.4 million, respectively.

As of December 31, 2025 and December 31, 2024, we had guarantees outstanding totaling $168.4 million and $137.5 million, respectively, related to a third-party lending program that enables certain of our eligible employees to obtain financing for capital contributions into TPG funds with a maximum potential exposure of $348.7 million and $192.9 million, respectively.

Dividends

The table below presents information regarding the quarterly dividends on the Class A common stock, which were made at the sole discretion of our Executive Committee and Board of Directors.

Date Declared	Record Date	Payment Date	Dividend per Class A Common Share	
May 8, 2024	May 20, 2024	June 3, 2024	$	0.41
August 6, 2024	August 16, 2024	August 30, 2024		0.42
November 4, 2024	November 14, 2024	December 2, 2024		0.38
February 11, 2025	February 21, 2025	March 7, 2025		0.53
Total 2024 Dividend Year (through Q4 2024)			$	1.74
May 7, 2025	May 19, 2025	June 2, 2025	$	0.41
August 6, 2025	August 18, 2025	September 2, 2025		0.59
November 4, 2025	November 14, 2025	December 1, 2025		0.45
February 5, 2026	February 19, 2026	March 5, 2026		0.61
Total 2025 Dividend Year (through Q4 2025)			$	2.06

Tax Receivable Agreement

The future exchanges by owners of Common Units for cash from a substantially concurrent public offering, reorganization or private sale (based on the price per share of the Class A common stock on the day before the pricing of such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock) are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. We (and our wholly-owned subsidiaries) are a party to a tax receivable agreement, under which generally we (or our wholly-owned subsidiaries) are required to pay the beneficiaries of the Tax Receivable Agreement 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of the Covered Tax Items. We generally retain the benefit of the remaining 15% of the applicable tax savings. The payment obligations under the Tax Receivable Agreement are obligations of TPG Inc. (or our wholly-owned subsidiaries), and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial.

Pursuant to the Exchange Agreement, certain holders of Common Units, including certain partners and employees, are authorized to exchange Common Units for an equal number of shares of Class A common stock. During the years ended December 31, 2025 and 2024, certain holders of Common Units exchanged Common Units for an equal number of shares of Class A common stock resulting in the issuance of shares of Class A common stock and the cancellation of an equal number of shares of Class B common stock for no additional consideration as follows:

Exchange Date	Class A Common Stock Issued
2024 Exchanges[a]	
February 27, 2024	17,704,987
May 21, 2024	1,998,593
August 19, 2024	1,042,119
November 15, 2024	5,155,425
2025 Exchanges[a]	
February 24, 2025	9,786,354
May 21, 2025	21,000,000
August 19, 2025	5,153,040

(a) The issuance of the shares of Class A common stock to such holders of Common Units was registered pursuant to the Company's registration statements on Form S-3 filed on November 2, 2023 and September 13, 2024.

These exchanges resulted in an increase in the tax basis of our investment in the TPG Operating Group and are subject to the Tax Receivable Agreement. During the year ended December 31, 2025, we recognized an additional liability associated with the Tax Receivable Agreement in the amount of $476.1 million in connection with the Exchange Agreement. As of December 31, 2025 and December 31, 2024, Tax Receivable Agreement liability, which is included in due to affiliates in the Consolidated Statements of Financial Condition, was $495.1 million and $308.9 million, respectively.

Net Cash Flows

The following table presents a summary of our cash flows for the periods presented:

	Year Ended December 31,	
	2025	2024
	($ in thousands)	
Net cash provided by operating activities	$ 1,032,395	$ 532,146
Net cash used in investing activities	(263,956)	(44,465)
Net cash used in financing activities	(750,360)	(344,860)
Net change in cash, cash equivalents and restricted cash	18,079	142,821
Cash, cash equivalents and restricted cash, beginning of period	821,192	678,371
Cash, cash equivalents and restricted cash, end of period	$ 839,271	$ 821,192

Operating Activities

Operating activities provided $1,032.4 million and $532.1 million of cash for the years ended December 31, 2025 and 2024, respectively. Key drivers consisted of performance allocation and co-investment proceeds totaling $2,291.8 million and $1,460.5 million for the years ended December 31, 2025 and 2024, respectively. This was partially offset by other changes in operating assets and liabilities for the years ended December 31, 2025 and 2024.

Investing Activities

Investing activities used $264.0 million and $44.5 million of cash during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, cash used in investing activities was primarily related to the acquisition of Peppertree, which was completed in July 2025, and purchases of fixed assets. Cash used in investing activities during the year ended December 31, 2024 was primarily related to the payment of cash consideration to the sellers of Angelo Gordon as a result of post close net working capital adjustments and purchases of fixed assets.

Financing Activities

Financing activities used $750.4 million and $344.9 million of cash during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, cash used by financing activities was primarily related to the payments of dividends and distributions to our Class A common stockholders and to holders of non-controlling interests in subsidiaries and withholding taxes paid on net settlement of equity-based awards, partially offset by net proceeds from the issuance of the 2036 Senior Notes in August 2025 and proceeds, net of repayment from the Senior Unsecured Revolving Credit Facility. During the year ended December 31, 2024, cash used by financing activities is primarily related to the 2034 Senior Notes and Subordinated Notes offerings, partially offset by repayment of our outstanding borrowings under our Senior Unsecured Revolving Credit Facility and senior unsecured term loan and by the payments of dividends and distributions to our Class A common stockholders and to holders of non-controlling interests in subsidiaries.

Supplemental Guarantor Financial Information

The Subordinated Notes issued by the Notes Issuer are guaranteed on a junior, unsecured basis by the Guarantors, and the Senior Notes issued by the Notes Issuer are guaranteed on a senior, unsecured basis by the Guarantors. As used herein, "Obligor Group" means the Notes Issuer and the Guarantors on a combined basis. The Guarantors fully and unconditionally guarantee payments of principal, premium, if any, and interest (i) on the Subordinated Notes on a subordinated, unsecured basis and (ii) on the Senior Notes on a senior, unsecured basis. See Note 11 of the Consolidated Financial Statements for further discussion on these debt obligations.

The Obligor Group entities are holding companies in which the primary assets are the ownership interests in certain consolidated subsidiaries. Accordingly, the Obligor Group has no independent means of generating revenue or cash flow, and its ability to service its debt and guarantee obligations depends upon the results of operations and cash flows of its consolidated subsidiaries. As of December 31, 2025 and December 31, 2024, the Obligor Group held investments in its non-guarantor subsidiaries of $3.4 billion and $3.1 billion, respectively, and recognized income from investments in its non-guarantor subsidiaries of $1.4 billion for the year ended December 31, 2025. In addition, in connection with any distribution by the consolidated subsidiaries, the Obligor Group would only receive its proportionate share of such distribution.

The following summarized financial information is provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the Obligor Group and is not intended to present the financial position or results of operations of the Obligor Group in accordance with U.S. GAAP. The tables present summarized financial information of the Obligor Group on a combined basis after elimination of intercompany transactions and balances within the Obligor Group as of December 31, 2025 and December 31, 2024 and for the year ended December 31, 2025.

	December 31,	
	2025	**2024**
	($ in thousands)	
Summarized Obligor Group Assets and Liabilities		
Assets, less receivables from non-guarantor subsidiaries	$ 1,250,242	$ 448,271
Due from related parties, excluding non-guarantor subsidiaries	459	3,006
Due from non-guarantor subsidiaries	157,758	173,709
Liabilities, less payables to non-guarantor subsidiaries	1,964,844	1,265,061
Due to related parties, excluding non-guarantor subsidiaries	511,968	318,952
Due to non-guarantor subsidiaries	27,508	27,119
Non-controlling interests in Obligor Group Assets and Liabilities	(633,381)	(669,389)

	Year Ended December 31, 2025
	($ in thousands)
Summarized Obligor Group Revenues, Net Income (Loss) and Non-Controlling Interests	
Revenues from Obligor Group	$ (30,264)
Net loss from Obligor Group's revenues and expenses	(200,544)
Net loss attributable to non-controlling interests associated with Obligor Group's revenues and expenses	(72,756)

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, as defined in Regulation S-K.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingent assets and liabilities in our Consolidated Financial Statements. We regularly assess these estimates; however, actual amounts could differ from those estimates. The impact of changes in estimates is recorded in the period in which they become known.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: revenue recognition, fair value measurements, business combinations and intangible assets.

Revenues

We recognize revenue in accordance with ASC 606. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services. We are required to 1) identify our contracts with customers, 2) identify the performance obligations in a contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when (or as) we satisfy a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. When another party is involved in providing goods or services to the customer, the guidance requires us to assess whether we are the principal versus the agent in the arrangement based on the notion of control, which affects recognition of revenue on a gross or net basis. Essentially all of our revenue and operations are directly or indirectly supporting affiliated investment funds and are derived from or related to their underlying investments.

Management fees related to our funds are generally based on a fixed percentage of the committed capital, net funded capital commitments, cost of investments or Net Asset Value ("NAV"), or actively invested capital. The corresponding fee calculations are primarily objective in nature and therefore do not require the use of significant estimates or assumptions. Management fee calculations based on NAV depend on the fair value of the underlying investments within the respective investment vehicle. Estimates and assumptions are made when determining the fair value of the underlying investments and could vary depending on the valuation methodology that is used. See "Fair Value Measurements" below for further discussion on the judgment required for determining the fair value of underlying investments.

Incentive fees within the scope of the revenue guidance are generally calculated as a percentage of the profits earned in respect of certain accounts for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the AUM over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax. We recognize incentive fee revenue only when these amounts are no longer subject to significant reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period.

Incentive fees structured as performance allocations are accounted for under the equity method of accounting.

For open-ended funds, we calculate revenue based on a percentage of annual fund profits, reduced by minimum return hurdles, and subject to prior year loss carry-forwards. Performance allocations for open-end funds are either paid in the first quarter following the performance year or during the calendar year if there are investor redemptions, and are generally not subject to repayment by the Company. Performance allocations attributed to certain non-liquid investments ("side pocket investments") owned by open-ended funds are paid when the associated side pocket investments are realized.

For closed-ended funds, Capital Allocation-Based Income is a disproportionate allocation (typically 20%) of performance allocations. Certain funds will allocate performance allocations to us, based on cumulative fund performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to limited partner preferred returns or high watermarks, where applicable, in accordance with the terms set forth in each respective fund's governing documents. We recognize income attributable to performance allocations from a fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as performance allocation income reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. Performance allocations are generally realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. For any given period, performance allocations on our consolidated statements of operations may include reversals of previously recognized amounts due to a decrease in the value of a particular fund that results in a decrease of cumulative performance allocations earned to date. Since fund minimum level of returns are cumulative, previously recognized performance allocations also may be reversed in a period of appreciation that is lower than the particular fund's minimum return levels. Each fund is considered separately in this regard and, for a given fund, performance allocations can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund's investments, at their then current fair values, previously recognized and distributed performance allocation would be required to be returned, a liability is established for the potential clawback obligation. Our actual obligation, however, would not become payable or realized until the end of a fund's life.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace—including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

- Level I—Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

- Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments generally classified in this category include securities with less liquidity traded in active markets, securities traded in other than active markets, corporate bonds and loans, and government and agency securities.

- Level III—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The fair value of the investments held by TPG funds is the primary input to the calculation of certain of our management fees, incentive fees, capital allocation based income, and performance allocation compensation. The TPG funds are accounted for as investment companies in accordance with ASC 946 and reflect their investments, including majority-owned and controlled investments, at fair value. In the absence of observable market prices, we utilize valuation methodologies applied on a consistent basis and assumptions that we believe market participants would use to determine the fair value of the investments. For investments where little market activity exists, management's determination of fair value is based on the best information available in the circumstances, which may incorporate management's own assumptions and involves a significant degree of judgment, and the consideration of a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

TPG has also elected the fair value option for certain other proprietary investments. TPG is required to measure certain financial instruments at fair value, including equity securities and derivatives.

Fair Value of Investments or Instruments that are Exchange Traded

Securities that are exchange traded and for which a quoted market exists will be valued at the closing price of such securities in the principal market in which the security trades, or in the absence of a principal market, in the most advantageous market on the valuation date. When a quoted price in an active market exists, no block discounts or control premiums are permitted regardless of the size of the public security held. In some cases, securities will include legal restrictions limiting their purchase and sale for a period of time, such as may be required under SEC Rule 144. A discount to publicly traded price may be appropriate in those cases; the amount of the discount, if taken, shall be determined based on the time period that must pass before the restricted security becomes unrestricted or otherwise available for sale.

Fair Value of Investments or Instruments that are not Exchange Traded

In the absence of observable market prices, we rely on valuation methodologies that primarily employ management's determination as to fair value based off of available information and management's own assumptions about the business. These assumptions involve a significant degree of judgement, taking into consideration a combination of internal and external factors.

Equity Investments. We determine the fair value of our equity investments using the market approach, income approach or some combination of both. We primarily use the market approach for determining the fair values of our investments. The market approach relies upon valuations for comparable public companies, transactions or assets, and thus requires that we use our discretion to identify comparable companies, transactions and assets. We may also choose to incorporate a secondary methodology, generally used to corroborate the results of the market approach. This would typically be the income approach, which provides an indication of fair value based on the present value of cash flows that a business, security or property is expected to generate in the future. The most widely used methodology under the income approach is the discounted cash flow method, which includes significant assumptions about the underlying investment's projected net earnings or cash flows, discount rate, capitalization rate or exit multiple. Depending on the facts and circumstances associated with the investment, different primary and secondary methodologies may be used including direct capitalization method, option value, contingent claims or scenario analysis, yield analysis, projected cash flow through maturity or expiration, probability weighted methods or recent round of financing.

Credit Investments. The fair values of credit-oriented investments are generally determined on the basis of prices between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. Investments in distressed debt and corporate loans and bonds, we generally determine fair value by comparing against similar investments. We review and analyze the prices obtained from external pricing sources to evaluate their reliability and accuracy, and at times exclude vendor prices and broker quotations that we believe do not reflect fair value. Certain credit financial instruments may not trade or prices are not readily available, or trade infrequently and, when they are traded, the price may be unobservable and, as a result, multiple external pricing sources may not be available. In such instances, we may use an internal pricing model as either a corroborating or sole data point in determining the price. We generally engage specialized third-party valuation service providers to assess and corroborate the valuation of a selection of the investments on a periodic basis.

Management Process on Fair Value

Due to the importance of fair value throughout the Consolidated Financial Statements and the significant judgment required to be applied in arriving at those fair values, we have developed a process around valuation that incorporates several levels of approval and review from both internal and external sources. Investments held by TPG funds and investment vehicles are valued on at least a quarterly basis by our internal valuation or asset management teams, which are independent from our investment teams.

For investments valued utilizing a forward-looking market approach and/or income method, and where TPG has information rights, we generally have a direct line of communication with each of the portfolio company finance teams and collect financial data used to support projections used in the analysis. The respective product's valuation team or deal team then analyzes the data received and updates the valuation models, reflecting any changes in the underlying forecast, cash flow projections, weighted-average cost of capital, exit multiple and any other valuation input relevant economic conditions.

The results of all valuations of investments held by TPG funds and investment vehicles are initially reviewed and approved by the relevant subcommittee. Each subcommittee is comprised of at least one member who does not participate in the process of making or disposing of investments. The valuations are aggregated and significant matters are presented for final approval by TPG's Global Valuation Committee, which is comprised of senior employees and includes its Chief Financial Officer, General Counsel, Chief Compliance Officer, Chief Operating Officer and Chief Accounting Officer. Approval by any member of the Valuation Committee is related to such member's role in the Committee, such that control function members' (i.e., those members who do not participate in the process of making or disposing of investments) approval, for example, represents their confirmation that the process was run appropriately and that the deliberations were on the merits.

Additionally, we will generally engage independent valuation firms to assist with valuations of certain Level III valuations. The respective valuation firm will either perform certain procedures in order to assess the reasonableness of our valuation or provide a valuation range from which we will select a point in the range to determine the final valuation.

Business Combinations

We account for business combinations using the acquisition method under ASC Topic 805, *Business Combinations* ("ASC 805") under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed generally using the fair values determined by management as of the acquisition date. The excess of the consideration transferred, the fair value in any noncontrolling interest in the acquiree, and the fair value of our previously held interest in the acquiree over the net of the acquisition-date values of the identifiable assets and liabilities assumed is recognized as goodwill. Management's determination of fair value of assets acquired and liabilities assumed at the acquisition date is based on the best information available in the circumstances and may incorporate management's own assumptions and involve a significant degree of judgment. Management uses its best estimates and assumptions to accurately assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets.

Intangible Assets

Our intangible assets consist of our interests in future promote of certain funds, our interests in the future management fees of certain funds, acquired investor relationships, acquired technology, and trade names. Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to, future expected cash inflows and outflows, future fundraising assumptions, expected useful lives, discount rates and income tax rates. Our estimates for future cash flows are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying assets acquired. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Finite-lived intangible assets are amortized over their estimated useful lives, which range from 2 years to 20 years, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Amortization expense is included in depreciation and amortization expense in the Consolidated Financial Statements.

Recent Accounting Developments

Information regarding recent accounting developments and their effects to us can be found in Note 2, "Summary of Significant Accounting Policies," to our audited Consolidated Financial Statements included elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risks primarily relates to our role as investment advisor or general partner to our TPG funds and the impact of movements in the underlying fair value of their investments. Our management fees, performance allocation and net gains from investments are the primary sources of income that could be impacted. The fair value of investments may fluctuate in response to changes in the values of investments, general equity and other market conditions, and foreign currency exchange rates. Additionally, interest rate movements can adversely impact the amount of interest that we pay on debt obligations bearing variable rates. Although our investment funds share many common themes, each of our platforms runs its own investment and risk management processes, subject to our overall risk tolerance and philosophy. The investment process of our TPG funds involves a comprehensive due diligence approach, including review of reputation of investors and management, company size and sensitivity of cash flow generation, business sector and competitive risks, portfolio fit, exit risks and other key factors highlighted by the deal team. Key investment decisions are subject to approval by the investment committee, which generally includes one or more of the key members of management, one product leader, and one or more advisors and senior investment professionals associated with that particular fund. Once an investment in a portfolio company has been made, our fund teams closely monitor the performance of the portfolio company, generally through frequent contact with management and the receipt of financial and management reports. For the valuation process that is used in the determination of fair value, we assume a reasonable period of time for liquidation of the investment and take into consideration the following: financial condition, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures and other factors. Throughout this process, we exercise significant judgment and use the best information available as of the measurement date.

Effect on Management Fees

TPG provides investment management services to the funds and other vehicles in exchange for a management fee. Management fees will only be directly affected by short-term changes in market conditions to the extent they are based on net asset value ("NAV") or represent permanent impairments of value. Such management fees will be increased (or reduced) in direct proportion to the effect of changes in the market value of our investments in the related funds. In addition, the terms of the governing agreements with respect to certain of our TPG funds provide that the management fee base will be reduced when the aggregate fair market value of a fund's investments is below its cost. The proportion of our management fees that are based on NAV is dependent on the number and types of investment funds in existence and the current stage of each fund's life cycle.

Effect on Performance Allocations

Performance allocations reflect revenue primarily from performance allocations on our TPG funds. In our discussion of "Key Financial Measures" and "Critical Accounting Estimates," we disclose that performance allocations are recognized upon appreciation of the valuation of our TPG funds' investments above certain return hurdles and are based upon the amount that would be due to TPG at each reporting date as if the funds were liquidated at their then-current fair values. Changes in the fair value of the funds' investments may materially impact performance allocations depending upon the respective funds' performance to date as compared to its hurdle rate and the related performance allocation waterfall. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of performance allocations totaling $2,409.4 million, or $448.8 million net of accrued performance allocation compensation and other allocations.

Effect on Investment Income

Investment income is earned from our investments in TPG funds and other investments. We record these investments under the equity method of accounting and recognize our pro rata share of income. Net changes in the fair value of the underlying investments of our TPG funds and other investment's underlying portfolio investments may materially impact the net gains (losses) from investment activities in our consolidated statement of operations depending upon the respective funds' performance to date as compared to its hurdle rate. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of investment income totaling $117.8 million.

Exchange Rate Risk

Our investment funds hold investments that are denominated in non-USD currencies that may be affected by movements in the rate of exchange between the USD and non-USD currencies. Non-USD denominated assets and liabilities are translated at year-end rates of exchange, and the consolidated statements of operations accounts are translated at rates of exchange in effect throughout the year. In our capacity as investment manager, certain of the funds we manage may seek to mitigate risks from this exposure by employing hedging techniques, including using foreign currency options and foreign exchange forward contracts to help insulate us from future changes in exchange rates. This may include hedging amounts in excess of our capital invested, to reduce exposure on projected unrealized on projected unrealized investment profits. We estimate that as of December 31, 2025, if the USD strengthened 10% against all foreign currencies, the impact on our consolidated results of operations for the year then ended would be as follows: (a) performance allocations would decrease by $300.74 million, or $55.5 million net of accrued performance allocation compensation and other allocations and (b) net gains from investments would decrease by $22.3 million. The majority of our TPG funds are USD denominated and have functional currency in the USD. As such, our management fees are not significantly impacted by fluctuations in exchange rates.

Interest Rate Risk

Interest rate risk represents exposure we have to instruments whose values vary with the change in interest rates. These instruments include, but are not limited to, loans, borrowings and derivative instruments. We may seek to mitigate risks associated with the exposures by taking offsetting positions in derivative contracts. We have obligations under our loans that accrue interest at variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows. The loans generally incur interest at SOFR plus an applicable rate. We do not have any interest rate swaps in place for these borrowings. Based on our debt obligations payable as of December 31, 2025, we estimate that interest expense relating to variable-rate debt would increase by approximately $2.5 million on an annual basis in the event interest rates were to increase by one percentage point.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TPG Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of TPG Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established *in Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Peppertree Capital Management Inc. ("Peppertree"), which was acquired on July 1, 2025, and whose financial statements constitute 4.5% of the Company's total assets and 1.4% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Peppertree.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value - Underlying Investments Without Readily Determinable Fair Values Used in the Calculation of Performance Allocations — Refer to Notes 2 and 4 of the financial statements

Critical Audit Matter Description

The Company, as a general partner, is entitled to an allocation of income from certain TPG Funds ("TPG Funds"), assuming certain investment returns are achieved, referred to as "Performance Allocations". Performance Allocations are allocated based on cumulative fund performance as of each reporting date, and after specified investment returns to the TPG Funds' limited partners are achieved. The fair value of the underlying investments held by the TPG Funds is a significant input into this calculation.

As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as Performance Allocations to reflect either (a) positive performance resulting in an increase in the Performance Allocations or (b) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized, resulting in a negative adjustment to Performance Allocations. In each case, Performance Allocations are calculated on a cumulative basis and cumulative results are compared to amounts previously recorded with a current period adjustment, positive or negative, recorded. Accrued but unpaid Performance Allocations as of the reporting date are reflected in Investments in the consolidated statements of financial condition.

We identified the valuation of certain investments without readily determinable fair values used in the calculation of Performance Allocations as a critical audit matter because of the valuation techniques, assumptions, and subjectivity of the unobservable inputs used in the valuation, and changes in the fair value of these investments directly impacts the amount of Performance Allocations the Company accrues for the period. Auditing these inputs required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant investment valuation expertise.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation techniques, assumptions, and unobservable inputs used by management to estimate the fair values of certain investments with unobservable inputs ("Level III") included the following, among others:

- We tested the effectiveness of internal controls over the determination of the fair value of certain Level III Investments.

- We evaluated the appropriateness of management's assumptions through independent analysis and comparison to external sources.

- We involved more senior, more experienced audit team members and, as needed, our internal fair value specialists, to assist in the evaluation of management's valuation methodologies and valuation assumptions including the unobservable inputs used to estimate fair value.

- We assessed the consistency by which management applied its valuation process.

- We evaluated management's ability to accurately estimate the fair value of Level III investments by comparing the previous estimates of fair value to subsequent market transactions.

/s/ Deloitte & Touche LLP

Fort Worth, Texas

February 17, 2026

We have served as the Company's auditor since 2015.

TPG Inc.
Consolidated Statements of Financial Condition
(dollars in thousands, except share data)

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 826,105	$ 808,017
Restricted cash[1]	13,166	13,175
Due from affiliates	573,590	447,012
Investments (includes assets pledged of $603,322 and $720,933 as of December 31, 2025 and December 31, 2024, respectively[1])	9,211,816	7,503,281
Intangible assets, net	659,839	533,707
Goodwill	498,188	436,079
Right-of-use assets	552,254	208,501
Deferred tax assets	860,676	352,951
Other assets	297,301	232,386
Total assets	$ 13,492,935	$ 10,535,109
Liabilities and Equity		
Liabilities		
Accounts payable and accrued expenses	$ 230,523	$ 211,914
Due to affiliates	694,632	465,137
Debt obligations[1]	1,722,547	1,281,984
Accrued performance allocation compensation	5,399,750	4,376,523
Operating lease liabilities	604,593	223,131
Other liabilities	704,515	384,431
Total liabilities	9,356,560	6,943,120
Commitments and contingencies (Note 16)		
Equity		
Class A common stock $0.001 par value, 2,340,000,000 shares authorized (153,113,961 and 109,211,355 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	153	109
Class B common stock $0.001 par value, 750,000,000 shares authorized (224,331,812 and 255,756,502 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	224	256
Preferred stock, $0.001 par value, 25,000,000 shares authorized (0 issued and outstanding as of December 31, 2025 and December 31, 2024)	—	—
Additional paid-in-capital	1,476,444	970,719
Accumulated deficit	(291,604)	(186,983)
Non-controlling interests	2,951,158	2,807,888
Total equity	4,136,375	3,591,989
Total liabilities and equity	$ 13,492,935	$ 10,535,109

_____

(1) The Company's consolidated total assets and liabilities as of December 31, 2025 and December 31, 2024 include assets and liabilities of variable interest entities ("VIEs"). These assets can be used only to satisfy obligations of the VIEs, and the creditors of the VIEs have recourse only to these assets, and not to TPG Inc. See Notes 2, 10 and 11 to the Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Operations
(dollars in thousands, except share and per share data)

		Year Ended December 31,			
		2025		2024	2023
Revenues					
Fees and other	$	2,424,138	$	2,087,076 $	1,534,626
Capital allocation-based income		2,246,074		1,413,006	855,285
Total revenues		4,670,212		3,500,082	2,389,911
Expenses					
Compensation and benefits:					
Cash-based compensation and benefits		894,382		835,328	547,377
Equity-based compensation		813,741		1,006,312	654,922
Performance allocation compensation		1,427,458		930,053	591,676
Total compensation and benefits		3,135,581		2,771,693	1,793,975
General, administrative and other		702,173		583,733	483,627
Depreciation and amortization		144,542		135,386	47,673
Interest expense		112,111		87,511	38,528
Total expenses		4,094,407		3,578,323	2,363,803
Investment income (loss)					
Net (losses) gains from investment activities		(2,847)		(29,326)	6,564
Interest, dividends and other		93,620		82,743	42,622
Investment and other income of consolidated Public SPACs		—		—	8,359
Total investment income		90,773		53,417	57,545
Income (loss) before income taxes		666,578		(24,824)	83,653
Income tax expense		66,993		52,091	60,268
Net income (loss)		599,585		(76,915)	23,385
Net income attributable to redeemable equity in Public SPACs		—		—	12,044
Net income (loss) attributable to non-controlling interests in TPG Operating Group		50,771		(175,927)	(92,411)
Net income attributable to other non-controlling interests		364,226		75,529	23,662
Net income attributable to TPG Inc.	$	184,588	$	23,483 $	80,090
Net income (loss) per share data:					
Net income (loss) available to Class A common stock per share					
Basic	$	0.89	$	0.00 $	0.89
Diluted	$	0.45	$	(0.42) $	(0.04)
Weighted-average shares of Class A common stock outstanding					
Basic		138,879,433		100,219,905	80,334,871
Diluted		374,125,608		364,725,579	317,944,496

See accompanying notes to Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Changes in Equity
(dollars in thousands, except share data)

	Shares of TPG Inc.		TPG Inc.						
	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Accumulated Deficit	Total TPG Inc. Equity	Non-Controlling Interests	Total Equity
Balance at January 1, 2023	79,240,058	229,652,641	$ 79	$ 230	$ 506,639	$ 2,724	$ 509,672	$ 2,576,199	$ 3,085,871
Net income (loss)	—	—	—	—	—	80,090	80,090	(68,749)	11,341
Equity-based compensation	—	—	—	—	49,579	—	49,579	590,443	640,022
Capital contributions	—	—	—	—	—	—	—	21,769	21,769
Dividends/distributions	—	—	—	—	—	(117,495)	(117,495)	(539,309)	(656,804)
Change in redemption value of redeemable non-controlling interest	—	—	—	—	1,457	—	1,457	25,971	27,428
Shares issued for net settlement of equity-based awards	356,443	—	0	—	0	—	—	—	—
Withholding taxes paid on net settlement of equity-based awards	—	—	—	—	(1,752)	—	(1,752)	(5,126)	(6,878)
Deferred tax effects resulting from changes in equity	—	—	—	—	(767)	—	(767)	—	(767)
Deferred tax effects for Exchange of Common Units to TPG Inc. Class A common stock and other equity reallocations	1,000,000	(1,000,000)	1	(1)	1,085	—	1,085	—	1,085
Acquisition (see Note 3)	—	53,004,985	—	53	(53)	—	—	238,067	238,067
Equity reallocation between controlling and non-controlling interest	—	—	—	—	57,288	—	57,288	(57,288)	—
Balance at December 31, 2023	80,596,501	281,657,626	$ 80	$ 282	$ 613,476	$ (34,681)	$ 579,157	$ 2,781,977	$ 3,361,134

TPG Inc.
Consolidated Statements of Changes in Equity
(dollars in thousands, except share data)

| | Shares of TPG Inc. | | TPG Inc. | | | | | | |
	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Accumulated Deficit	Total TPG Inc. Equity	Non-Controlling Interests	Total Equity
Balance at January 1, 2024	80,596,501	281,657,626	$ 80	$ 282	$ 613,476	$ (34,681)	$ 579,157	$ 2,781,977	$ 3,361,134
Net income (loss)	—	—	—	—	—	23,483	23,483	(100,398)	(76,915)
Equity-based compensation	—	—	—	—	192,852	—	192,852	756,591	949,443
Capital contributions	—	—	—	—	—	—	—	220,934	220,934
Dividends/distributions	—	—	—	—	—	(175,785)	(175,785)	(657,595)	(833,380)
Shares issued for net settlement of equity-based awards	2,713,730	—	3	—	(3)	—	—	—	—
Withholding taxes paid on net settlement of equity-based awards	—	—	—	—	(21,361)	—	(21,361)	(46,310)	(67,671)
Deferred tax effects for Exchange of Common Units to TPG Inc. Class A common stock and other equity reallocations	25,901,124	(25,901,124)	26	(26)	38,444	—	38,444	—	38,444
Equity reallocation between controlling and non-controlling interest	—	—	—	—	147,311	—	147,311	(147,311)	—
Balance at December 31, 2024	109,211,355	255,756,502	$ 109	$ 256	$ 970,719	$ (186,983)	$ 784,101	$ 2,807,888	$ 3,591,989

See accompanying notes to Consolidated Financial Statements.


TPG Inc.
Consolidated Statements of Changes in Equity
(dollars in thousands, except share data)


	Shares of TPG Inc.		TPG Inc.						
	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Accumulated Deficit	Total TPG Inc. Equity	Non-Controlling Interests	Total Equity
Balance at January 1, 2025	109,211,355	255,756,502	$ 109	$ 256	$ 970,719	$ (186,983)	$ 784,101	$ 2,807,888	$ 3,591,989
Net income	—	—	—	—	—	184,588	184,588	414,997	599,585
Equity-based compensation	—	—	—	—	245,804	—	245,804	621,225	867,029
Capital contributions	—	—	—	—	—	—	—	539,097	539,097
Dividends/distributions	—	—	—	—	—	(289,209)	(289,209)	(999,053)	(1,288,262)
Shares issued for net settlement of equity-based awards	5,049,790	—	5	—	(5)	—	—	—	—
Shares retired	(517)	(857,626)	(0)	(1)	1	—	—	—	—
Withholding taxes paid on net settlement of equity-based awards	—	—	—	—	(71,139)	—	(71,139)	(119,424)	(190,563)
Deferred tax effects for Exchange of Common Units to TPG Inc. Class A common stock and other equity reallocations	35,939,394	(35,939,394)	36	(36)	64,135	—	64,135	—	64,135
Equity reallocation between controlling and non-controlling interest	—	—	—	—	112,964	—	112,964	(112,964)	—
Deconsolidation of previously consolidated entities	—	—	—	—	—	—	—	(258,359)	(258,359)
Acquisition of Peppertree	2,913,939	5,372,330	3	5	153,965	—	153,973	57,751	211,724
Balance at December 31, 2025	153,113,961	224,331,812	$ 153	$ 224	$ 1,476,444	$ (291,604)	$ 1,185,217	$ 2,951,158	$ 4,136,375


See accompanying notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
(dollars in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Operating activities:						
Net income (loss)	$	599,585	$	(76,915)	$	23,385
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Equity-based compensation		813,741		1,006,312		654,922
Performance allocation compensation		1,427,458		930,053		591,676
Net losses (gains) from investment activities		2,847		29,326		(6,564)
Capital allocation-based income		(2,246,074)		(1,413,006)		(855,285)
Depreciation and amortization		144,542		135,386		47,673
Non-cash lease expense		56,471		36,573		23,207
Other non-cash activities		1,351		7,283		29,081
Changes in operating assets and liabilities:						
Purchases of investments		(1,122,810)		(862,821)		(303,118)
Proceeds from investments		2,291,806		1,460,532		798,478
Due from affiliates		(118,555)		(18,862)		41,268
Other assets		(66,632)		(25,063)		(44,475)
Accounts payable and accrued expenses		(4,906)		52,610		(231,542)
Due to affiliates		62,271		26,635		(161,833)
Accrued performance allocation compensation		(803,609)		(647,128)		(505,024)
Other liabilities		(5,091)		(108,769)		(40,283)
Assets and liabilities, net related to consolidated Public SPACs		—		—		658,952
Net cash provided by operating activities		1,032,395		532,146		720,518
Investing activities:						
Acquisition of Peppertree		(235,154)		—		—
Acquisition of Angelo Gordon		—		(16,334)		(356,835)
Purchases of fixed assets		(28,802)		(28,131)		(16,728)
Net cash used in investing activities		(263,956)		(44,465)		(373,563)
Financing activities:						
Proceeds from debt obligations		1,339,000		1,388,500		651,000
Repayment of debt obligations		(891,000)		(1,037,500)		(150,000)
Issuance costs on debt obligations		(8,972)		(16,632)		(900)
Withholding taxes paid on net settlement of equity-based awards		(190,563)		(67,671)		(6,878)
Contributions from holders of other non-controlling interests		258,461		220,934		21,769
Dividends/Distributions		(1,229,045)		(832,491)		(643,224)
Settlement of contingent liabilities		(18,646)		—		—
Tax receivable agreement payments		(9,595)		—		—
Redemption of redeemable equity		—		—		(661,001)
Net cash used in financing activities	$	(750,360)	$	(344,860)	$	(789,234)
Net change in cash, cash equivalents and restricted cash	$	18,079	$	142,821	$	(442,279)
Cash, cash equivalents and restricted cash, beginning of period		821,192		678,371		1,120,650
Cash, cash equivalents and restricted cash, end of period	$	839,271	$	821,192	$	678,371
Supplemental disclosures of other cash flow information:						
Cash paid for income taxes	$	30,286	$	42,293	$	51,130
Cash paid for interest		92,117		65,371		33,549
Reconciliation of cash, cash equivalents and restricted cash, end of period:						
Cash and cash equivalents	$	826,105	$	808,017	$	665,188
Restricted cash		13,166		13,175		13,183
Cash, cash equivalents and restricted cash, end of period	$	839,271	$	821,192	$	678,371

See accompanying notes to Consolidated Financial Statements.

1.   Organization

TPG Inc., along with its consolidated subsidiaries (collectively "TPG," or the "Company") is a leading global alternative asset manager on behalf of third-party investors under the "TPG" brand name. TPG Inc. includes the consolidated accounts of management companies, general partners of pooled investment entities and variable interest entities, in which the Company is the primary beneficiary, held by TPG Operating Group II, L.P., a holding company ("TPG Operating Group").

As of December 31, 2025, TPG Inc. held approximately 41% of the outstanding Common Units of the TPG Operating Group.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements (the "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All dollar amounts are stated in thousands unless otherwise indicated. All intercompany transactions and balances have been eliminated. Certain comparative amounts for the prior fiscal year have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2025.

The Consolidated Financial Statements include the accounts of TPG Inc., TPG Operating Group and their consolidated subsidiaries, management companies, the general partners of funds and entities that meet the definition of a variable interest entity ("VIE") for which the Company is considered the primary beneficiary.

Public SPACs are consolidated pursuant to U.S. GAAP in the relevant years presented, and the accompanying Consolidated Financial Statements include the revenues, expenses and cash flows of the consolidated Public SPACs. All of the management fees and other amounts earned from the consolidated Public SPACs are eliminated in consolidation. In addition, the equivalent expense amounts recorded by the consolidated Public SPACs are also eliminated, with such reduction of expenses allocated to controlling interest holders. Accordingly, the consolidation of these entities has no net effect on net income attributable to TPG Inc. or net income attributable to other non-controlling interests. As of December 31, 2025 and December 31, 2024, the Company did not have any investments in consolidated Public SPACs.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues, expenses, and investment income during the reporting periods. Actual results could differ from those estimates and such differences could be material to the Consolidated Financial Statements.

Principles of Consolidation

The types of entities TPG assesses for consolidation include subsidiaries, management companies, broker-dealers, general partners of investment funds, investment funds, special purpose acquisition companies ("SPACs") and other entities. Each of these entities is assessed for consolidation on a case by case basis depending on the specific facts and circumstances surrounding that entity.

TPG first considers whether an entity is considered a VIE and therefore whether to apply the consolidation guidance under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities ("VOE") under the voting interest model.

An entity is considered to be a VIE if any of the following conditions exist: (i) the equity investment at risk is not sufficient to finance the activities of the entity without additional subordinated financial support, (ii) as a group, the holders of the equity investment at risk lack the power to direct the activities that most significantly impact the entity's economic performance or the obligation to absorb the expected losses or right to receive the expected residual returns, and (iii) the voting rights of some holders of the equity investment at risk are disproportionate to their obligation to absorb losses or right to receive returns, and substantially all of the activities are conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights. For limited partnerships, limited partners lack power if neither (i) a simple majority or lower threshold (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights through voting interests over the general partner, nor (ii) limited partners with equity at risk are able to exercise substantive participating rights over the general partners.

TPG consolidates all VIEs in which it is the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE. A controlling financial interest is defined as (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which TPG holds a variable interest is a VIE and (ii) whether TPG's involvement, through holding an interest directly or indirectly in the entity or contractually through other variable interests, would give it a controlling financial interest. Performance of that analysis requires judgment. The analysis can generally be performed qualitatively; however, if it is not readily apparent that TPG is not the primary beneficiary, a quantitative analysis may also be performed. TPG factors in all economic interests including interests held through related parties, to determine if it holds a variable interest. Fees earned by TPG that are customary and commensurate with the level of effort required for the services provided, and where TPG does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, would not be considered variable interests. TPG determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and continuously reconsiders that conclusion when facts and circumstances change.

Entities that are determined not to be VIEs are generally considered to be VOEs and are evaluated under the voting interest model. TPG consolidates VOEs that it controls through a majority voting interest or through other means.

Investments

Investments consist of investments in private equity funds, real estate funds, hedge funds and credit funds, including our share of any performance allocations and equity method and other proprietary investments. Investments denominated in currencies other than the U.S. dollar are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to exchange rate movements reflected in the Consolidated Financial Statements.

Equity Method – Performance Allocations and Capital Interests

Investments in which the Company is deemed to have significant influence, but not control, are accounted for using the equity method of accounting except in cases where the fair value option has been elected. The Company as general partner has significant influence over the TPG funds in which it invests but does not consolidate. The Company uses the equity method of accounting for these interests whereby it records both its proportionate and disproportionate allocation of the underlying profits or losses of these entities in revenues in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary.

The TPG funds are considered investment companies under Accounting Standards Codification ("ASC" or the "Codification") Topic 946, *Financial Services – Investment Companies* ("ASC 946"). The Company, along with the TPG funds, applies the specialized accounting promulgated in ASC 946 and, as such, neither the Company nor the TPG funds consolidate wholly-owned, majority-owned and/or controlled portfolio companies. The TPG funds record all investments in the portfolio companies at fair value. Investments in publicly traded securities are generally valued at quoted market prices based upon the last sales price on the measurement date. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment.

When observable prices are not available for investments, the general partners use the market and income approaches to determine fair value. The market approach consists of utilizing observable market data, such as current trading or acquisition multiples of comparable companies, and applying it to key financial metrics, such as earnings before interest, depreciation and taxes, of the portfolio company. The comparability of the identified set of comparable companies to the portfolio company, among other factors, is considered in the application of the market approach.

The general partners, depending on the type of investment or stage of the portfolio company's lifecycle, may also utilize a discounted cash flow analysis, an income approach, in combination with the market approach in determining fair value of investments. The income approach involves discounting projected cash flows of the portfolio company at a rate commensurate with the level of risk associated with those cash flows. In accordance with ASC Topic 820, *Fair Value Measurement* ("ASC 820") market participant assumptions are used in the determination of the discount rate.

In applying valuation techniques used in the determination of fair value, the general partners assume a reasonable period of time for liquidation of the investment and take into consideration the financial condition and operating results of the underlying portfolio company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures and other factors. In determining the fair value of investments, the general partners exercise significant judgment and use the best information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market existed for such investments and may differ materially from the values that may ultimately be realized.

Investments Held to Maturity

The Company holds investments in the notes issued by CLO funds that are held to maturity. The Company has the intent and ability to hold these investments until maturity. Held to maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. The effective interest method uses projected cash flows and includes uncertainties and contingencies that are difficult to predict and are subject to future events that may impact estimated interest income prospectively. Certain tranches of the notes were purchased at a discount and are being amortized back to par value until they mature at various dates between 2033 to 2035. If the Company failed to keep these investments as held to maturity it would be required to reclassify them as trading securities and would measure at fair value. Where applicable, impairment is recognized related to investments in the CLO funds in accordance with U.S. GAAP. The CLO funds evaluate securities for impairment on a security-by-security basis based on adverse changes in expected cash flows.

Equity Method Investments – Other

The Company holds non-controlling, limited partnership interests in certain other partnerships in which it has significant influence over their operations. The Company uses the equity method of accounting for these interests whereby it records its proportionate share of the underlying income or losses of these entities in net gains (losses) from investment activities in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary and recorded in net gains (losses) from investment activities within the Consolidated Financial Statements.

Equity Method – Fair Value Option

The Company elects the fair value option for certain investments that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment-by-investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market. Changes in the fair value of these equity method investments are recognized in net gains (losses) from investment activities in the Consolidated Financial Statements.

Equity Investments

The Company holds non-controlling ownership interests in which it does not have significant influence over their operations. The Company records such investments at fair value.

Investments Held for Sale and Other

Investments held for sale and other are held primarily for the purpose of selling in the near term. The Company elects the fair value option, in accordance with ASC Topic 825, *Financial Instruments*, for certain investments held for sale with changes in fair value recognized in net gains (losses) from investment activities in the Consolidated Financial Statements. Such election is irrevocable and is applied on an investment-by-investment basis at initial recognition. Management believes that the election of the fair value option for investments held for sale improves financial reporting by presenting the most relevant market indication of investments held for sale. The Company records investments held for sale and other at fair value using discounted cash flow and market comparable approaches. Interest income on investments held for sale and other is calculated based upon the contractual rate of the investment, where applicable, and recorded in interest, dividends and other in the Consolidated Financial Statements. For investments held for sale, up-front costs and certain other fees are expensed as incurred, or at the time of funding for the respective investment.

Loan Held for Sale

From time to time, the Company may enter into transactions in which it arranges short-term funding for affiliates, such as portfolio companies or investees, as part of the Company's capital markets activities. The Company invests in loans issued by portfolio companies that are held for sale. Loans held for sale are recorded at the lower of amortized cost basis or fair value, in which the fair value approximates the carrying amounts represented in the Consolidated Financial Statements.

Non-Controlling Interests

Non-controlling interests consists of ownership interests held by third-party investors in certain entities that are consolidated, but not 100% owned. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the Consolidated Financial Statements. Allocation of income to non-controlling interest holders is based on the respective entities' governing documents.

Revenues

Revenues consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Management fees	$ 1,826,411	$ 1,637,990	$ 1,187,947
Monitoring fees	29,012	29,625	10,866
Transaction fees	231,394	140,599	99,427
Incentive fees	49,287	33,032	2,815
Expense reimbursements and other	288,034	245,830	233,571
Total fees and other	2,424,138	2,087,076	1,534,626
Performance allocations	2,011,649	1,301,766	808,248
Capital interests	234,425	111,240	47,037
Total capital allocation-based income	2,246,074	1,413,006	855,285
Total revenues	$ 4,670,212	$ 3,500,082	$ 2,389,911

Fees and Other

Fees and other are accounted for as contracts with customers under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance for contracts with customers provides a five-step framework that requires the Company to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the Company satisfies its performance obligations. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue Streams	Customer	Performance Obligations satisfied over time or point in time[a]	Variable or Fixed Consideration	Revenue Recognition	Classification of Uncollected Amounts[b]
Management Fees	TPG funds, limited partners and other vehicles	Asset management services are satisfied over time (daily) because the customer receives and consumes the benefits of the advisory services daily	Consideration is variable since over time the management fee varies based on fluctuations in the basis of the calculation of the fee	Management fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – unconsolidated VIEs
Monitoring Fees	Portfolio companies	In connection with the investment advisory services provided, the Company earns monitoring fees for providing oversight and advisory services to certain portfolio companies over time	Consideration is variable when based on fluctuations in the basis of the calculation of the fee Consideration is fixed when based on a fixed agreed-upon amount	Monitoring fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – portfolio companies
Transaction Fees	Portfolio companies, third-parties and other vehicles	The company provides advisory services, debt and equity arrangements, and underwriting and placement services for a fee at a point in time	Consideration is fixed and is based on a point in time	Transaction fees are recognized on or shortly after the transaction is completed	Due from affiliates – portfolio companies Other assets – other
Incentive Fees	TPG funds, limited partners and other vehicles	Investment management services performed over a period of time that result in achievement of minimum investment return levels	Consideration is variable since incentive fees are contingent upon the TPG Fund or vehicles achieving more than the stipulated investment threshold return	Incentive fees are recognized at the end of the performance measurement period if the investment performance is achieved	Due from affiliates – unconsolidated VIEs
Expense Reimbursements and other	TPG funds, portfolio companies and third-parties	Expense reimbursements incurred at a point in time relate to providing investment, management and monitoring services. Other revenue is performed over time	Expense reimbursements and other are fixed consideration	Expense reimbursements and other are recognized as the expenses are incurred or services are rendered	Due from affiliates – portfolio companies and unconsolidated VIEs Other assets – other

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(a)   There were no significant judgments made in evaluating when a customer obtains control of the promised service for performance obligations satisfied at a point in time.

(b)   See Note 13 to the Consolidated Financial Statements for amounts classified in due from affiliates.

Management Fees

The Company provides investment management services to the TPG funds, limited partners, separately managed accounts ("SMAs") and clients, and other vehicles in exchange for a management fee. Management fees also include catch-up fees, also known as out-of-period management fees, which are fees paid in any given period that relate to a prior period, usually as the result of a new limited partner coming into a fund in a subsequent close. Management fees are determined quarterly based on an annual rate and are generally based upon a percentage of capital committed, net funded capital commitments, cost of investments, Net Asset Value ("NAV") or actively invested capital or as otherwise defined in the respective management agreements. Since some of the factors that cause management fees to fluctuate are outside of the Company's control, management fees are considered constrained and are not included in the transaction price until the uncertainty relating to the constraint is subsequently resolved. However, as these fees are payable on a regular basis, the uncertainty relating to the constraint becomes resolved and revenue is accordingly recognized at the end of the period. After the contract is established, management does not make any significant judgments in determining the transaction price.

Management fee rates generally range between the following:

Management fee base	Low	High
Committed capital	0.50 %	2.00 %
Actively invested capital	0.25 %	2.00 %
Net funded capital commitments	0.50 %	1.75 %
Cost of investments	0.33 %	1.00 %
NAV	0.35 %	2.00 %

Under the terms of the management agreements with certain TPG funds, the Company is required to reduce management fees payable by funds by an agreed upon percentage of certain fees, including monitoring and transaction fees earned from portfolio companies. These amounts are generally applied as a reduction of the management fee that is otherwise billed to the investment fund and are recorded as a reduction of revenues in the Consolidated Statements of Operations. For the years ended December 31, 2025, 2024 and 2023 these amounts totaled $28.2 million, $48.9 million and $6.4 million, respectively. Amounts payable to investment funds are recorded in due to affiliates in the Consolidated Financial Statements. See Note 13 to the Consolidated Financial Statements.

Monitoring Fees

Monitoring fees are earned for providing oversight and advisory services to certain portfolio companies. Monitoring fees are based upon the contractual terms of the related agreements with the underlying portfolio company and are recognized as such services are provided. After the monitoring contract is established, there are no significant judgments made in determining the transaction price.

Transaction Fees

The Company provides capital structuring and other advice to portfolio companies, third parties and other vehicles generally in connection with debt and equity arrangements, as well as underwriting and placement services for a fee at a point in time when the underlying advisory services rendered are complete. Transaction fees are separately negotiated for each transaction and are generally based on the underlying transaction value. After the contract is established, management makes no significant judgments when determining the transaction price.

Incentive Fees

The Company provides investment management services to certain TPG funds and other vehicles in exchange for a management fee as discussed above and, in some cases, an incentive fee when the Company is not entitled to performance allocations, as further discussed below. Incentive fees are considered variable consideration in the scope of the revenue guidance as these fees are affected by changes in the fair value of investments over the performance period. The Company recognizes incentive fees only when these amounts are no longer subject to significant reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period. After the contract is established, there are no significant judgments made when determining the transaction price.

Expense Reimbursements and Other

In providing investment management and advisory services to TPG funds and monitoring services to the portfolio companies, TPG routinely contracts for services from third parties. In situations where the Company is viewed, for accounting purposes only, as having incurred these third-party costs on behalf of the TPG funds or portfolio companies, the cost of such services is presented net as a reduction of the Company's revenues. In all other situations, the expenses and related reimbursements associated with these services are presented on a gross basis, which are classified as part of the Company's expenses, and reimbursements of such costs are classified as expense reimbursements within revenues in the Consolidated Financial Statements. After the contract is established, there are no significant judgments made when determining the transaction price.

Capital Allocation-Based Income (Loss)

Capital allocation-based income (loss) is earned from the TPG funds when the Company has a general partner's capital interest and is entitled to a disproportionate allocation of investment income (referred to hereafter as "performance allocations"). The Company records capital allocation-based income (loss) under the equity method of accounting assuming the fund was liquidated as of each reporting date pursuant to each TPG fund's governing agreements. Accordingly, these general partner interests are accounted for outside of the scope of ASC 606.

Other arrangements surrounding contractual incentive fees through an advisory contract are separate and distinct and accounted for in accordance with ASC 606. In these incentive fee arrangements, the Company's economics in the entity do not involve an allocation of capital. See discussion above regarding "Incentive Fees."

Open-end funds can issue and redeem interests to investors on an on-going basis at the then-current net asset values subject to the fund's policies as specified in governing documents. The Company generally receives performance allocations from its open-end funds based on a percentage of annual fund profits, reduced by minimum return hurdles, and subject to prior year loss carry-forwards. Performance allocations are either paid in the first quarter following the performance year or during the calendar year if there are investor redemptions and are generally not subject to repayment by the Company. Performance allocations attributed to certain non-liquid investments ("side pocket investments") owned by open-end funds are paid when the associated side pocket investments are realized.

Performance allocations for closed-end funds are allocated to the general partners based on cumulative fund performance as of each reporting date, and after specified investment returns to the funds' limited partners are achieved. At the end of each reporting period, the TPG funds calculate and allocate the performance allocations that would then be due to the general partner for each TPG fund, pursuant to the TPG fund governing agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments (and the investment returns to the funds' limited partners) varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance allocations to reflect either (i) positive performance resulting in an increase in the performance allocations allocated to the general partner or (ii) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized, resulting in a negative adjustment to performance allocations allocated to the general partner. In each case, performance allocations are calculated on a cumulative basis and cumulative results are compared to amounts previously recorded with a current period adjustment, positive or negative, recorded.

The Company ceases to record negative performance allocations once previously recognized performance allocations for a TPG fund have been fully reversed, including realized performance allocations. The general partner is not obligated to make payments for guaranteed returns or hurdles of a fund and, therefore, cannot have negative performance allocations over the life of a fund. Accrued but unpaid performance allocations as of the reporting date are reflected in investments in the Company's Consolidated Financial Statements. Performance allocations received by the general partners of the respective TPG funds are subject to clawback to the extent the performance allocations received by the general partner exceed the amount the general partner is ultimately entitled to receive based on cumulative fund results. Generally, the actual clawback liability does not become due until eighteen months after the realized loss is incurred; however, individual fund terms vary. For disclosures at December 31, 2025 related to clawback, see Note 16 to the Consolidated Financial Statements. Revenue related to performance allocations for consolidated TPG funds is eliminated in consolidation.

The Company earns management fees, incentive fees and capital allocation-based income (loss) from investment funds and other vehicles whose primary focus is making investments in varying geographical locations and earns transaction and monitoring fees from portfolio companies located in varying geographies, including North America, Europe and Asia-Pacific. The primary geographic region in which the Company invests is North America and the majority of its revenues from contracts with customers is also generated in North America.

Investment Income

Income from Equity Method Investments

The carrying value of equity method investments in proprietary investments where the Company exerts significant influence is generally determined based on the amounts invested, adjusted for the equity in earnings or losses of the investee allocated based on the Company's ownership percentage, less distributions and any impairment. The Company records its proportionate share of investee's equity in earnings or losses based on the most recently available financial information, which in certain cases may lag the date of TPG's financial statements by up to three calendar months. Income from equity method investments is recorded in net gains (losses) from investment activities on the Consolidated Financial Statements.

Income from Investments Held for Sale and Other

Income from investments held for sale and other includes unrealized gains and losses resulting from changes in the fair value of these investments during the period. Income from investments held for sale and other is recorded in net gains (losses) from investment activities on the Consolidated Financial Statements.

Income from Equity Method Investments for which the Fair Value Option Was Elected

Income from equity method investments for which the fair value option was elected includes realized gains and losses from the sale of investments, and unrealized gains and losses from changes in the fair value during the period as a result of quoted prices in an active market. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment. Income from equity method investments for which the fair value option was elected is recorded in net gains (losses) from investment activities on the Consolidated Financial Statements.

Income from Equity Investments

Income from equity investments, which represent investments held through equity securities of an investee that the Company does not hold significant influence over, includes realized gains from the sale of investments and unrealized gains and losses result from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Income from equity investments is recorded in net gains (losses) from investment activities on the Consolidated Financial Statements.

Investment and other income of consolidated Public SPACs

Investment and other income of consolidated Public SPACs includes unrealized gains and losses from changes in fair value of warrants and forward purchase agreements ("FPAs") and interest, dividends and other income related to Public SPACs.

Interest, Dividends and Other

Interest income is recognized as earned. Dividend income is recognized by the Company on the ex-dividend date, or in the absence of a formal declaration, on the date it is received.

Compensation and Benefits

Cash-based compensation and benefits includes (i) salaries and wages, (ii) benefits and (iii) discretionary cash bonuses. Bonuses are accrued over the service period to which they relate.

Compensation expense related to the issuance of equity-based awards is measured at grant-date fair value. Compensation expense for awards that vest over a future service period is recognized over the relevant service period on a straight-line basis. Compensation expense for awards that do not require future service is recognized immediately. Compensation expense for awards that contain both market and service conditions is based on grant-date fair value that factors in the probability that the market conditions will be achieved and is recognized on a tranche-by-tranche basis using the accelerated attribution method. The requisite service period for those awards is the longer of the explicit service period and the derived service period. Compensation expense for awards that contain both performance and service conditions is recognized, if the Company deems it probable that the performance condition will be met, over the longer of the implicit or explicit service period. Compensation expense for awards to recipients with retirement eligibility provisions (allowing such recipient to continue vesting upon departure from TPG) is either expensed immediately or amortized to the retirement eligibility date. The Company recognizes equity-based award forfeitures in the period in which they occur as a reversal of previously recognized compensation expense.

Performance allocation compensation expense and accrued performance allocation compensation is the portion of performance allocations that TPG allocates to certain of its employees and certain other advisors of the Company. Performance allocations due to our partners and professionals are accounted for as compensation expense in conjunction with the recognition of the related performance allocations and, until paid, are recognized as accrued performance allocation compensation. Accordingly, upon a reversal of performance allocations, the related compensation expense, if any, is also reversed.

Net Income (Loss) Per Share of Class A Common Stock

Basic income (loss) per share of Class A common stock is calculated by dividing net income (loss) attributable to TPG Inc. by the weighted-average shares of Class A common stock, unvested participating shares of Class A common stock outstanding for the period and vested deferred restricted shares of Class A common stock that have been earned for which issuance of the related shares of Class A common stock is deferred until future periods. Diluted income (loss) per share of Class A common stock reflects the impact of all dilutive securities. Unvested participating shares of common stock are excluded from the computation in periods of loss as they are not contractually obligated to share in losses.

The Company applies the treasury stock method to determine the dilutive weighted-average common shares represented by the unvested restricted stock units ("RSUs"). The Company applies the if-converted method to the TPG Operating Group partnership units to determine the dilutive impact, if any, of the exchange right included in the TPG Operating Group partnership units.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with banks and other short-term investments with an initial maturity of 90 days or less. Restricted cash balances relate to cash balances reserved for the payment of interest on the Company's privately placed securitization notes.

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure financial assets and liabilities reported at fair value. The observability of inputs is impacted by a number of factors, including the type of instrument, characteristics specific to the instrument, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

Financial instruments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level I – Quoted prices (unadjusted) in active markets for identical financial instruments at the measurement date are used. The types of instruments generally included in Level I are publicly listed equities and debt.

Level II – Pricing inputs are other than quoted prices included within Level I that are observable for the financial instrument, either directly or indirectly. Level II pricing inputs include quoted prices for similar financial instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable for the instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The types of instruments generally included in Level II are restricted securities listed in active markets, corporate bonds and loans.

Level III – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the financial instrument. The inputs used in determination of fair value require significant judgment and estimation. The types of instruments generally included in Level III are privately held debt, equity securities and contingent consideration.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the instrument is categorized in its entirety is determined based on the lowest level input that is significant to the instrument. Assessing the significance of a particular input to the valuation of an instrument in its entirety requires judgment and considers factors specific to the instrument. The categorization of an instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the perceived risk of that instrument.

In certain instances, an instrument that is measured and reported at fair value may be transferred into or out of Level I, II, or III of the fair value hierarchy.

In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular instrument, pricing services may use certain information with respect to transactions in such instruments, quotations from dealers, pricing matrices, market transactions of comparable instruments and various relationships between instruments. When a security is valued based on dealer quotes, the Company subjects those quotes to various criteria in making the determination as to whether a particular instrument would qualify for treatment as a Level II or Level III instrument. Some of the factors considered include the number and quality of quotes, the standard deviations of the observed quotes and the corroboration of the quotes to independent pricing services.

Level III instruments may include common and preferred equity securities, corporate debt, other privately issued securities and contingent consideration. When observable prices are not available for these securities, one or more valuation techniques (e.g., the market approach and/or the income approach) for which sufficient and reliable data is available are used. Within Level III, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally utilizes the net present value of estimated future cash flows, adjusted, as appropriate, for liquidity, credit, market and other risk factors. Due to the inherent uncertainty of these valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market for the instruments existed and may differ materially from the values that may ultimately be realized. The period of time over which the underlying assets of the instruments will be liquidated is unknown.

Due From and Due To Affiliates

The Company considers current and former limited partners of funds and employees, including their related entities, entities controlled by the Company's Founders but not consolidated by the Company, portfolio companies of TPG funds, and unconsolidated TPG funds to be affiliates ("Affiliates"). Receivables from and payables to Affiliates are recorded at their expected settlement amount in due from and due to Affiliates in the Consolidated Financial Statements.

Business Combinations

The Company accounts for business combinations using the acquisition method under ASC Topic 805, *Business Combinations* ("ASC 805") under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed generally using the fair values determined by management as of the acquisition date. Management's determination of fair value of assets acquired and liabilities assumed at the acquisition date is based on the best information available in the circumstances and may incorporate management's own assumptions and involve a significant degree of judgment. Management uses its best estimates and assumptions to accurately assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to, future expected cash inflows and outflows, future fundraising assumptions, expected useful life, discount rates and income tax rates. Our estimates for future cash flows are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying assets acquired. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. For business combinations accounted for under the acquisition method, the purchase consideration, including the fair value of certain elements of contingent consideration as of the acquisition date, in excess of the fair value of net assets acquired is recorded as goodwill.

Goodwill

Goodwill represents the excess of consideration transferred, the fair value in any non-controlling interest in the acquiree and the fair value of any previously held equity interest in the acquiree over the net of the acquisition-date values of the identifiable assets and liabilities assumed. Goodwill is not amortized. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill under the qualitative approach is based first on an assessment to determine if it is more likely than not that the fair value of the Company's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value, the Company performs a quantitative analysis. When the quantitative approach indicates an impairment, an impairment loss is recognized to the extent by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill. As of December 31, 2025, we believe it is more likely than not that the fair value of our reporting unit exceeds its carrying value.

Intangible Assets

The Company's intangible assets primarily consist of the fair value of its interests in future performance allocations from certain funds and the fair value of acquired investor relationships representing the fair value of management fees earned from existing investors in future funds. Finite-lived intangible assets are amortized over their estimated useful lives, which range from two to 13 years, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Amortization expense is included in depreciation and amortization expense in the Consolidated Financial Statements.

Operating Leases

At contract inception, the Company determines if an arrangement contains a lease by evaluating whether (i) an identified asset has been deployed in a contract explicitly or implicitly and (ii) the Company obtains substantially all the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. Additionally, at contract inception the Company will evaluate whether the lease is an operating or finance lease. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. To the extent these payments are fixed or determinable, they are included as part of the lease payments used to measure the lease liability. The Company's ROU assets are recognized as the initial measurement of the lease liabilities plus any initial direct costs and any prepaid lease payments less lease incentives received, if any. The lease terms may include options to extend or terminate the lease which are accounted for when it is reasonably certain that the Company will exercise that option. If the discount rate implicit to the lease is not readily determinable, incremental borrowing rates of the Company are used. The incremental borrowing rates are based on the information available including, but not limited to, collateral assumptions, the term of the lease, and the economic environment in which the lease is denominated at the commencement date.

The Company elected the package of practical expedients provided under the guidance. The practical expedient package applies to leases commenced prior to the adoption of ASC Topic 842, *Leases* ("ASC 842") and permits companies not to reassess whether existing or expired contracts are or contain a lease, the lease classification, and any initial direct costs for any existing leases. The Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the ROU asset and the lease liability. These costs often relate to the fixed payments for items such as common area maintenance and other operating costs in addition to a base rent. Any variable payments related to the lease are recorded as lease expense when and as incurred. The Company has elected this practical expedient for all lease classes. The Company did not elect the hindsight practical expedient. The Company has elected the short-term lease expedient. A short-term lease is a lease that, as of the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For such leases, the Company will not apply the recognition requirements of ASC 842 and instead will recognize the lease payments as lease cost on a straight-line basis over the lease term. Additionally, the Company elected the practical expedient which allows an entity to not reassess whether any existing land easements are or contain leases.

The Company's leases primarily consist of operating leases for real estate, which have remaining terms of one to 16 years. Some of those leases include options to extend for additional terms ranging from one to 10 years. The Company's other leases, including those for office equipment, vehicles and aircraft, are not significant. Additionally, the Company's leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company also does not provide any residual value guarantees for the leases. From time to time, the Company enters into certain sublease agreements that have terms similar to the remaining terms of the master lease agreements between TPG and the landlord. Sublease income is recorded as an offset to general, administrative and other in the accompanying Consolidated Financial Statements.

Operating lease expense is recognized on a straight-line basis over the lease term and is recorded within general, administrative and other in the accompanying Consolidated Financial Statements (see Note 15 to the Consolidated Financial Statements).

Redeemable Equity from Consolidated Public SPACs

Redeemable equity from consolidated Public SPACs represents the shares issued by the Company's consolidated Public SPACs that are redeemable for cash by the public shareholders in the event of an election to redeem by individual public shareholders at the time of the business combination. The Company accounts for redeemable equity in accordance with ASC Topic 480-10-S99, Distinguishing Liabilities from Equity ("ASC 480"), which states redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The redeemable non-controlling interests are initially recorded at their original issuance price and are subsequently allocated their proportionate share of the underlying gains or losses of the Public SPACs. The Company adjusts the redeemable equity to full redemption value on a quarterly basis.

If a Public SPAC is unable to complete a business combination within the time period required by its governing documents, this equity becomes redeemable and is reclassified out of redeemable equity and into Public SPAC current redeemable equity in accordance with ASC 480 as the Public SPAC prepares for dissolution.

Fixed Assets

Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, computer hardware and software and other fixed assets which are recorded at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight-line method, over the shorter of the respective estimated useful life or the lease term. Depreciation of furniture, fixtures, equipment and computer hardware and software is recorded over the estimated useful life of the asset, generally three to seven years, using the straight-line method. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Upon the occurrence of a triggering event, management compares the estimated undiscounted cash flows associated with the long-lived asset to its carrying value to determine whether an impairment has occurred. If the undiscounted cash flows are less than the carrying value, an impairment is recorded as the difference between the fair value of the long-lived asset and its carrying value. Fair value is based on estimated discounted cash flows associated with the long-lived asset.

Foreign Currency

The functional currency of the Company's international subsidiaries is the U.S. Dollar. Non-U.S. dollar denominated assets and liabilities of foreign operations are remeasured at rates of exchange as of the end of the reporting period. Non-U.S. dollar revenues and expenses of foreign operations are remeasured at average rates of exchange during the period. Gains and losses resulting from remeasurement are included in general, administrative and other in the accompanying Consolidated Statements of Operations. Foreign currency gains and losses resulting from transactions in currencies other than the functional currency are also included in general, administrative and other in the Consolidated Statements of Operations during the period the transaction occurred.

Repurchase Agreements

The Company, through its subsidiary, has financed the purchase of certain investments in the debt tranches of certain CLO funds through a repurchase agreement. The Company records these investments as an asset and the related borrowings under the repurchase agreements are recorded as a liability on the Consolidated Statements of Financial Condition. The amount borrowed is the amount equal to the debt investment outstanding in the CLO. Interest income earned and interest expense incurred on the repurchase obligation are reported on the Consolidated Statements of Operations. Accrued interest receivable on investments is included in other assets and accrued interest payable on repurchase agreements is included in accounts payable and accrued expenses on the Consolidated Statements of Financial Condition.

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions. The Company provides securities to counterparties to collateralize amounts borrowed under repurchase agreements on terms that permit the counterparties to repledge or resell the securities to others. Securities transferred to counterparties under repurchase agreements are included within investments in the Consolidated Statements of Financial Condition. Cash received under a repurchase agreement is recognized as a liability within other liabilities in the Consolidated Statements of Financial Condition. Interest expense is recognized on an effective yield basis and is included within interest expense in the Consolidated Statements of Operations.

Income Taxes

The Company is treated as a corporation for U.S. federal and state income tax purposes. The Company is subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of taxable income generated by the TPG Operating Group partnerships. Prior to the Reorganization and the IPO, the Company was treated as a partnership for U.S. federal income tax purposes and therefore was not subject to U.S. federal and state income taxes except for certain consolidated subsidiaries that were subject to taxation in the United States (federal, state and local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes. The provision for income taxes in the historical Consolidated Financial Statements consists of U.S. (federal, state and local) and foreign income taxes with respect to certain consolidated subsidiaries.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the enactment date occurs.

Under ASC Topic 740, *Income Taxes*, a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. The realization of deferred tax assets is dependent on the amount of our future taxable income. When evaluating the realizability of deferred tax assets, all evidence (both positive and negative) is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available. The Company recognizes interest and penalties relating to unrecognized tax benefits as income tax expense (benefit) within the Consolidated Financial Statements.

Segment Reporting

The Company provides a variety of fee-based asset management services to the TPG funds, limited partners, SMAs and clients, and other vehicles, primarily in North America. The Company is also entitled to performance allocations from the TPG funds when the Company has a general partner interest. The Company operates its business as a single operating and reportable segment, as the Company's CODM, its CEO, manages the business on a consolidated basis. The segment expenses regularly provided to the CODM are the same as those shown on the Company's Consolidated Statement of Operations. The Company operates collaboratively across product lines through shared investment themes and relies on shared support functions that span across product lines. The CODM uses consolidated net income as one of the primary measures to make resource allocation decisions and assess the performance of the Company across reporting periods. There is no difference between segment assets and total consolidated assets. As the Company operates as a single segment, the accounting policies utilized by the segment are consistent with those included in the Consolidated Financial Statements herein.

Regulated Entities

At December 31, 2025, the Company consolidates a registered broker-dealer subsidiary that is subject to the minimum net capital requirements of the SEC and FINRA that may restrict the Company's ability to withdraw funds from the broker-dealer. The broker-dealer has continuously operated in excess of its minimum net capital requirements.

Certain other U.S. and non-U.S. entities are subject to various investment adviser, commodity pool operator and trader regulations. This includes a number of U.S. entities that are registered as investment advisers with the SEC.

Recent Accounting Pronouncements

In September, 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which is designed to modernize the accounting for software costs for internal-use software. ASU 2025-06 removes all references to prescriptive and sequential software development stages (referred to as "project stages") and now states that a reporting entity should begin capitalizing costs once management has authorized and committed funding to the project and determined it is probable that the project will be completed and the software will be used to perform the function intended. The ASU is effective for the Company beginning after December 15, 2027, with early adoption permitted at the beginning of an annual reporting period. The Company is currently evaluating the impact of adoption of ASU 2025-06 on its Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. ASU 2024-03 aims to enhance transparency for users of financial statements by requiring public business entities to provide more detailed information about the types of expenses in commonly presented expense captions. In particular, ASU 2024-03 contains new required tabular disclosures related to the amounts of specified natural expenses (e.g., employee compensation, depreciation, intangible asset amortization) disclosed in a particular expense caption. Additionally, ASU 2024-03 clarifies that certain other expenses and gains or losses that must be disclosed under existing U.S. GAAP recorded in a relevant expense caption must also be presented in the same tabular disclosure. Lastly, ASU 2024-03 requires separate disclosure of selling expenses. ASU 2024-03 is effective for the Company beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adoption of ASU 2024-03 on its Consolidated Financial Statements and disclosures.

Recently Adopted Accounting Guidance

On December 14, 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires a significant expansion of the granularity of the income tax rate reconciliation as well as an expansion of other income tax disclosures. ASU 2023-09 requires a company to disclose specific income tax categories within the rate reconciliation table and provide additional information for reconciling items that meet a quantitative threshold if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income (or loss) by the applicable statutory income tax rate. There are also additional disclosures related to income taxes paid disaggregated by jurisdictions. The Company adopted ASU 2023-09 on a prospective basis and included additional disclosures within Note 12 "Income taxes" to comply with the requirements of ASU 2023-09.

On March 21, 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*, which provides illustrative guidance to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of ASC Topic 718, *Compensation—Stock Compensation*. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Company's adoption of ASU 2024-01 on January 1, 2025 did not have a material impact on its Consolidated Financial Statements and disclosures.

3.   Acquisition

Peppertree Acquisition

On July 1, 2025 (the "Peppertree Acquisition Date"), the Company and certain of its affiliated entities completed the acquisition (the "Peppertree Acquisition") of the business of Peppertree Capital Management, Inc. ("Peppertree") pursuant to the terms and conditions set forth in the transaction agreement (the "Peppertree Transaction Agreement"), as amended May 28, 2025, with Peppertree and certain affiliated entities and equity holders thereof (together with Peppertree, the "Peppertree Parties"), a specialized digital infrastructure investment firm with a focus on wireless communications towers. As a result of the Peppertree Acquisition, the Company expanded its platform diversity, with Peppertree's alternative investment focus in wireless communications towers and related critical communication infrastructure assets.

The Company accounted for the Peppertree Acquisition as a business combination under ASC Topic 805, *Business Combinations* ("ASC 805"), with assets acquired and liabilities assumed recorded at fair value as of July 1, 2025, subject to adjustments for provisional amounts through the measurement period, which is limited to one year from the Peppertree Acquisition Date. Peppertree contributed revenues of $66.9 million and net income of $37.3 million to the Company for the period ended December 31, 2025.

Pursuant to the Peppertree Transaction Agreement, the Company acquired Peppertree for both cash and non-cash consideration under U.S. GAAP equal to $389.6 million ("Peppertree Purchase Price") as described below. The following table summarizes the fair value of amounts recognized for the assets acquired and liabilities assumed and resulting goodwill as of the Peppertree Acquisition Date (in thousands):

		July 1, 2025
Purchase Price		
Cash[a]	$	235,659
Nonvoting Class A common stock[b]		153,973
Total Purchase Price	$	389,632
Recognized amounts of identifiable assets acquired and liabilities assumed		
Cash and cash equivalents	$	505
Due from affiliates		2,933
Investments		561,945
Right-of-use asset		1,577
Intangible assets		248,900
Other assets		1,502
Total assets		817,362
Accounts payable and accrued expenses		23,006
Accrued performance allocation compensation		403,052
Operating lease liability		1,577
Other liabilities		4,455
Total liabilities		432,090
Assets acquired/liabilities assumed		385,272
Total Purchase Price		389,632
Non-controlling interest of Peppertree		57,749
Goodwill	$	62,109

_____

(a)   Cash consideration includes $2.5 million held in escrow on behalf of the sellers.

(b)   Represents the fair value of approximately 2.9 million shares of nonvoting Class A common stock issued to certain Peppertree Parties upon consummation of the Peppertree Acquisition. The fair value of the shares of nonvoting Class A common stock was based on a $52.84 closing price for the shares of Class A common stock on the Peppertree Acquisition Date.

Pursuant to the terms of the Peppertree Transaction Agreement, the Company granted 5.4 million Common Units of TPG Operating Group (including an equal number of shares of Class B common stock of the Company) and 0.3 million restricted stock units of the Company to certain Peppertree Parties, which are deemed to be compensatory under U.S. GAAP and are not part of the Purchase Price. Additionally, certain Peppertree Parties will be entitled to an earnout payment of up to $300.0 million (the "Peppertree Earnout Payment") upon the satisfaction of certain fee-related revenue and fundraising targets by Peppertree, payable, at the Company's election and subject to certain limitations set forth in the Peppertree Transaction Agreement, in cash, Common Units (including an equal number of shares of Class B common stock) or a combination thereof. The Peppertree Earnout Payment is treated as post-combination compensation expense, as services are required from such Peppertree Parties post-closing. See Note 18 to the Consolidated Financial Statements for details.

The total Purchase Price was allocated to the fair value of assets acquired and liabilities assumed as of the Peppertree Acquisition Date, with the excess Purchase Price recorded as goodwill. A third-party valuation specialist assisted the Company with the fair value estimates for the assets acquired and liabilities assumed. The Company recorded $62.1 million of goodwill as of the Peppertree Acquisition Date. Goodwill is primarily attributable to the scale, skill sets, operations and expected synergies that can be achieved subsequent to the Acquisition. The goodwill recorded is not deductible for tax purposes.

The fair value and weighted average estimated useful lives of the acquired identifiable intangible assets as of the Peppertree Acquisition Date consist of the following (in thousands):

	Fair Value	Valuation Methodology	Estimated Average Useful Life (in years)
Management contracts	$ 181,700	Multi-period excess earnings method ("MPEEM")	4-9
Contractual performance fee allocations	65,200	Discounted cash flow analysis	6
Trade name	2,000	Relief from royalty method	4.5
Fair value of intangible assets acquired	$ 248,900		

During the year ended December 31, 2025, the Company incurred $21.4 million of acquisition-related costs that were expensed and reported within general, administrative and other expenses in the Consolidated Statements of Operations.

The following unaudited pro forma information presents a summary of the Company's Consolidated Statements of Operations for the years ended December 31, 2025 and 2024, as if the acquisition was completed as of January 1, 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Revenues	$ 4,766,572	$ 3,672,847
Net income (loss) attributable to TPG Inc./controlling interest	184,190	(1,503)

These pro forma amounts have been calculated after applying the following material adjustments that were directly attributable to the Peppertree Acquisition:

- adjustments to include the impact of the additional amortization that would have been recorded assuming the fair value adjustments to intangible assets had been applied on January 1, 2024;

- adjustments to include additional equity-based compensation expense related to Common Units and restricted stock units issued to Peppertree Parties, as if the grants occurred on January 1, 2024;

- adjustments for changes in the performance allocation compensation to Peppertree Parties in connection with the Peppertree Acquisition; and

- adjustments to include transaction costs in net income as if the Peppertree Acquisition occurred on January 1, 2024.

Angelo Gordon Acquisition

On November 1, 2023 (the "Angelo Gordon Acquisition Date"), the Company and certain of its affiliated entities (the "TPG Parties") completed the acquisition (the "Angelo Gordon Acquisition") of all of the voting interests and significant economics in Angelo, Gordon & Co., L.P., AG Funds L.P. and AG Partners, L.P. (collectively, "Angelo Gordon") and certain of their affiliated entities (together with Angelo Gordon, the "Angelo Gordon Parties"), an alternative investment firm focused on credit and real estate investing, pursuant to the terms and conditions set forth in the transaction agreement (as amended, the "Angelo Gordon Transaction Agreement"), dated as of May 14, 2023, by and among the TPG Parties and Angelo Gordon Parties. As a result of the Angelo Gordon Acquisition, the Company expanded its platform diversity, with Angelo Gordon's alternative investment focus on credit and real estate investing.

The Angelo Gordon Acquisition was accounted for as a business combination under ASC Topic 805, *Business Combinations* ("ASC 805"), with assets acquired and liabilities assumed recorded at fair value.

Pursuant to the Angelo Gordon Transaction Agreement, the Company acquired Angelo Gordon for both cash and non-cash consideration under U.S. GAAP equal to $1,143.4 million ("Angelo Gordon Purchase Price") as described below. The Angelo Gordon Purchase Price included a combination of:

- $740.7 million in cash paid at closing;

- $16.3 million paid during the year ended December 31, 2024 to the sellers of Angelo Gordon as a result of post close net working capital adjustments;

- 9.2 million vested Common Units (and an equal number of Class B common stock) and 43.8 million unvested Common Units which are deemed to be compensatory under U.S. GAAP;

- the rights to an aggregate cash payment, payable in three payments of $50.0 million each, reflecting an aggregate of $150.0 million (the "Aggregate Annual Cash Holdback Amount"); and

- the non-compensatory portion under U.S. GAAP of a total earnout payment of up to $400.0 million in value (the "Angelo Gordon Earnout Payment"), subject to the satisfaction of certain fee-related revenue ("FRR") targets during the period beginning on January 1, 2026 and ending on December 31, 2026 (the "Measurement Period").

As of December 31, 2024, the accounting for the Angelo Gordon Acquisition was complete. The following table summarizes the fair value of amounts recognized for the assets acquired and liabilities assumed and resulting goodwill as of the Angelo Gordon Acquisition Date (in thousands):

		November 1, 2023
Purchase Price		
Cash[(a)]	$	740,703
Amounts payable to seller[(b)]		16,334
Common Units[(c)]		233,894
Fair value of Aggregate Annual Cash Holdback Amount[(d)]		125,158
Fair value of Earnout Payment[(e)]		27,315
Total Purchase Price	$	1,143,404
Recognized amounts of identifiable assets acquired and liabilities assumed		
Cash and cash equivalents	$	383,868
Due from affiliates		184,252
Investments		1,046,375
Intangible assets		547,500
Other assets		172,282
Total assets		2,334,277
Accounts payable and accrued expenses		307,308
Due to affiliates		150,228
Accrued performance allocation compensation		744,903
Other liabilities		190,147
Total liabilities		1,392,586
Assets acquired/liabilities assumed		941,691
Total Purchase Price		1,143,404
Non-controlling interest of Angelo Gordon		4,172
Goodwill	$	205,885

(a) Represents the closing cash consideration of $740.7 million, which was comprised of $270.7 million of cash on hand and $470.0 million of proceeds from drawing on the Company's Senior Unsecured Revolving Credit Facility. Out of the closing cash consideration of $740.7 million, $100.0 million was held in escrow on behalf of the sellers, which was fully released during the year ended December 31, 2024.

(b) Represents the difference between the estimated cash consideration paid at closing and the final cash consideration determined no later than April 30, 2024 in accordance with the amended terms of the Angelo Gordon Transaction Agreement, which was fully paid as of June 30, 2024.

(c) Represents the fair value of approximately 9.2 million vested Common Units granted to the Angelo Gordon partners upon consummation of the Angelo Gordon Acquisition. The fair value of Common Units was based on a $28.18 closing price for the shares of Class A common stock on the Angelo Gordon Acquisition Date, adjusted for a discount for lack of marketability. Approximately 43.8 million unvested Common Units and 8.4 million Service Awards available to be granted in connection with the Angelo Gordon Acquisition are considered compensatory under U.S. GAAP and are not part of the Angelo Gordon Purchase Price. Refer to Note 18 to the Consolidated Financial Statements for details.

(d) Represents the estimated fair value of the Aggregate Annual Cash Holdback Amount of $150.0 million, which is payable in three equal annual installments of $50.0 million, subject to the absence of promote shortfall in each respective calendar year (2024, 2025 and 2026). The estimated fair value of $125.2 million, reflected as contingent consideration, was determined using a present value approach. Inputs to fair value include the present value period and the discount rate applied to the annual payments.

(e) Represents the estimated fair value of the non-compensatory portion of the Angelo Gordon Earnout Payment expected to be paid in the form of cash and vested Common Units to Angelo Gordon partners upon satisfaction of certain FRR targets during the Measurement Period. This amount, reflected as contingent consideration, was determined using a multiple probability simulation approach. Inputs to the fair value include probability adjusted FRR amounts and FRR target thresholds. The compensatory portion of the Angelo Gordon Earnout Payment to the Angelo Gordon partners is treated as post-combination compensation expense, as services are required from such partners post-Closing. See Note 18 to the Consolidated Financial Statements for details.

The total Purchase Price was allocated to the fair value of assets acquired and liabilities assumed as of the Angelo Gordon Acquisition Date, with the excess Purchase Price recorded as goodwill. A third-party valuation specialist assisted the Company with the fair value estimates for the assets acquired and liabilities assumed. The Company recorded $205.9 million of goodwill as of the Angelo Gordon Acquisition Date. Goodwill is primarily attributable to the scale, skill sets, operations and expected synergies that can be achieved subsequent to the Angelo Gordon Acquisition. The goodwill recorded is not deductible for tax purposes.

The fair value and weighted average estimated useful lives of the acquired identifiable intangible assets as of the Angelo Gordon Acquisition Date consist of the following (in thousands):

	Fair Value	Valuation Methodology	Estimated Average Useful Life (in years)
Management contracts	$ 287,000	Multi-period excess earnings method ("MPEEM")	5-12.5
Contractual performance fee allocations	199,000	Discounted cash flow analysis	6.5
Technology	46,000	Replacement cost analysis and relief from royalty analysis	4
Trade name	15,500	Relief from royalty method	5.5
Fair value of intangible assets acquired	$ 547,500		

The following unaudited pro forma information presents a summary of the Company's Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, as if the acquisition was completed as of January 1, 2022 (in thousands):

	Year Ended December 31,	
	2023	2022
Revenues	$ 3,045,143	$ 2,600,420
Net income attributable to TPG Inc./controlling interest	66,550	(25,798)

These pro forma amounts have been calculated after applying the following material adjustments that were directly attributable to the Angelo Gordon Acquisition:

- adjustments to exclude amounts related to Angelo Gordon's CLOs that were deconsolidated as of September 30, 2023 in accordance with the terms of the Angelo Gordon Transaction Agreement;

- adjustments to include the impact of the additional amortization that would have been recorded assuming the fair value adjustments to intangible assets had been applied on January 1, 2022;

- adjustments to interest expense for additional funding obtained by TPG in connection with the Angelo Gordon Acquisition;

- adjustments to include additional equity-based compensation expense related to Common Units and Service Awards issued to Angelo Gordon partners and professionals, as if the grants occurred on January 1, 2022;

- adjustments for changes in the performance allocation compensation to Angelo Gordon partners in connection with the Angelo Gordon Acquisition;

- adjustments to allocation of net income to reflect the pro-rata economic ownership attributable to TPG post Angelo Gordon Acquisition;

- adjustments to reflect the tax effects of the Angelo Gordon Acquisition and the related adjustments as if Angelo Gordon had been included in the Company's results as of January 1, 2022; and

- adjustments to include transaction costs in earnings as if the Angelo Gordon Acquisition occurred on January 1, 2022.

4.   Investments

Investments consist of the following (in thousands):

	December 31,			
	2025		**2024**	
Equity method - performance allocations	$	7,309,239	$	5,958,079
Equity method - capital interests (includes assets pledged of $521,124 and $647,448 as of December 31, 2025 and December 31, 2024, respectively)		1,801,436		1,284,255
Loan held for sale		—		47,880
Investments held to maturity, at amortized cost (includes assets pledged of $82,198 and $73,485 as of December 31, 2025 and December 31, 2024, respectively)		88,480		78,941
Investments held for sale and other[a]		—		121,995
Equity method - other		12,661		12,003
Equity investments		—		128
Total investments	$	9,211,816	$	7,503,281

_____

(a)   As of December 31, 2024, investments held for sale and other includes $78.1 million of investments held for sale for which the fair value option has been elected.

Net gains (losses) from performance allocations and capital interests are disclosed in the Revenue section of Note 2 to the Consolidated Financial Statements. The following table summarizes net gains (losses) from investment activities (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net (losses) gains of investments held for sale and other	$	(2,227)	$	2,572	$	—
Net (losses) gains of equity method investments, fair value option		—		(26,785)		15,264
Net losses of equity method investments - other		(838)		(1,217)		(1,306)
Net gains (losses) from equity investments		218		(3,896)		(7,394)
Total net (losses) gains from investment activities	$	(2,847)	$	(29,326)	$	6,564

Loan Held for Sale

As of December 31, 2024, the Company held a short-term funding arrangement as part of the Company's capital markets activities for $47.9 million, which is recorded at amortized cost basis in investments on the Consolidated Statements of Financial Condition. As of December 31, 2025, the short-term funding arrangement had been settled.

Investments Held to Maturity, at Amortized Cost

In connection with the acquisition of Angelo Gordon, the Company acquired investments held to maturity, and the carrying value of these investments are included in investments on the Consolidated Statements of Financial Condition. The Company estimates an allowance for credit losses ("ACL") on the investments classified as held to maturity securities. The fair value of investments held to maturity, excluding any reserves for credit losses, was $90.0 million and $81.6 million at December 31, 2025 and 2024, respectively.

Equity Method Investments

The Company evaluates its equity method investments in which it has not elected the fair value option for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. During the years ended December 31, 2025 and 2024, the Company did not recognize any impairment losses on an equity method investment without a readily determinable fair value.

Summarized Financial Information

TPG evaluates each of its equity method investments to determine if any are significant as defined in the regulations promulgated by the SEC. As of and for the years ended December 31, 2025, 2024 and 2023, no individual equity method investment held by TPG met the significance criteria. As such, TPG is not required to present separate financial statements for any of its equity method investments.

The following table shows summarized financial information relating to the Consolidated Statements of Financial Condition for all of TPG's equity method investments assuming 100% ownership as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	**2024**
Total assets	$ 196,020,558	$ 153,574,291
Total liabilities	44,298,175	29,826,843
Total equity	151,722,383	123,747,448

The following table shows summarized financial information relating to the Consolidated Statements of Operations for all of TPG's equity method investments assuming 100% ownership for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 18,104,095	$ 13,639,080	$ 11,092,500
Expenses	4,442,523	4,379,772	4,134,838
Net income	$ 13,661,572	$ 9,259,308	$ 6,957,662

5. Fair Value Measurement

The following tables summarize the valuation of the Company's financial assets and liabilities that fall within the fair value hierarchy (in thousands):

	December 31, 2025			
	Level I	**Level II**	**Level III**	**Total**
Liabilities				
Aggregate Annual Cash Holdback Amount	$ —	$ —	$ 70,875	$ 70,875
Earnout Payment	—	—	13,727	13,727
Total liabilities	$ —	$ —	$ 84,602	$ 84,602

| | December 31, 2024 | | | | | | | |
	Level I		Level II		Level III		Total	
Assets								
Investments held for sale and other[a]	$	—	$	—	$	121,995	$	121,995
Equity investments		128		—		—		128
Total assets	$	128	$	—	$	121,995	$	122,123
Liabilities								
Aggregate Annual Cash Holdback Amount	$	—	$	—	$	107,991	$	107,991
Earnout Payment		—		—		32,769		32,769
Total liabilities	$	—	$	—	$	140,760	$	140,760

_____

(a)   Investments held for sale and other are held primarily for the purpose of selling in the near term as described in Note 2 to the Consolidated Financial Statements.

The following tables summarize the changes in the fair value of financial instruments for which the Company has used Level III inputs to determine fair value (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Investments held for sale and other				
Balance, beginning of period	$	121,995	$	—
Purchases		266,273		119,423
Proceeds		(386,041)		—
Change in unrealized value		(2,227)		2,572
Balance, end of period	$	—	$	121,995
Financial liabilities				
Balance, beginning of period	$	140,760	$	156,299
Unrealized gains, net		(37,512)		(15,539)
Payments		(18,646)		—
Balance, end of period	$	84,602	$	140,760

Total realized and unrealized gains and losses recorded for Level III investments held for sale and other are reported in net gains (losses) from investment activities in the Consolidated Statements of Operations. Total realized and unrealized gains and losses recorded for Level III financial liabilities are reported in interest, dividends and other in the Consolidated Statements of Operations.

The following tables provide qualitative information about instruments categorized in Level III of the fair value hierarchy as of December 31, 2025 and 2024. In addition to the techniques and inputs noted in the table below, in accordance with the valuation policy, other valuation techniques and methodologies are used when determining fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level III inputs as they relate to the Company's fair value measurements (fair value measurements in thousands):

	Fair Value as of December 31, 2025	Valuation Technique(s)	Unobservable Input(s)[a]	Range (Weighted Average)[b]
Liabilities				
Aggregate Annual Cash Holdback Amount	$ 70,875	Present value	Discount rate	8.0%
Earnout Payment	13,727	Multiple probability simulation	Estimated revenue volatility	20.1%
	$ 84,602			

_____

(a)   In determining certain of these inputs, management evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company-specific developments including exit strategies and realization opportunities. Management has determined that market participants would take these inputs into account when valuing the instruments.

(b)   Inputs weighted based on fair value of instruments in range.

	Fair Value as of December 31, 2024	Valuation Technique(s)	Unobservable Input(s)[a]	Range (Weighted Average)[b]
Assets				
Investments held for sale and other	$ 121,995	Discounted cash flow	Yield	18.6% - 24.7% (20.8%)
		Market comparable	Adjusted EBITDA multiple	9.25x - 10.00x (9.30x)
	$ 121,995			
Liabilities				
Aggregate Annual Cash Holdback Amount	$ 107,991	Present value	Discount rate	8.0%
Earnout Payment	32,769	Multiple probability simulation	Estimated revenue volatility	20.8%
	$ 140,760			

_____

(a)   In determining certain of these inputs, management evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company-specific developments including exit strategies and realization opportunities. Management has determined that market participants would take these inputs into account when valuing the instruments.

(b)   Inputs weighted based on fair value of instruments in range.

6. **Intangible Assets and Goodwill**

Intangible Assets, Net

The following table summarizes the carrying values of intangible assets as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31,					
	2025			**2024**		
	Gross Carrying Value	**Accumulated Amortization**	**Net Carrying Value**	**Gross Carrying Value**	**Accumulated Amortization**	**Net Carrying Value**
Contractual performance fee allocations[a]	$ 378,200	$ (145,052)	$ 233,148	$ 313,000	$ (92,718)	$ 220,282
Management contracts[a]	468,700	(92,216)	376,484	302,000	(53,680)	248,320
Technology	46,000	(24,917)	21,083	46,000	(13,417)	32,583
Investor relationships	25,000	(9,375)	15,625	25,000	(7,292)	17,708
Trade name[a]	17,500	(6,328)	11,172	15,500	(3,288)	12,212
Other intangible assets[a, b]	2,994	(667)	2,327	8,494	(5,892)	2,602
Total intangible assets, net	$ 938,394	$ (278,555)	$ 659,839	$ 709,994	$ (176,287)	$ 533,707

_____

[a] Includes intangible assets with a net carrying value of $227.7 million as of December 31, 2025 related to the acquisition of Peppertree described in Note 3 to the Consolidated Financial Statements.

[b] Includes indefinite-lived intangible assets of $1.0 million as of December 31, 2025 and December 31, 2024.

The Company recognized no material impairment losses on intangible assets during the years ended December 31, 2025 and 2024.

Intangible asset amortization expense was $124.8 million, $115.8 million and $41.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table presents estimated remaining amortization expense for finite-lived intangible assets that existed as of December 31, 2025 (in thousands):

2026	$ 144,508
2027	141,258
2028	120,415
2029	94,810
2030	46,616
Thereafter	111,238
Total	$ 658,845

Goodwill

The following table summarizes the carrying value of the Company's goodwill as of December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	**2024**
Goodwill		
Balance, beginning of period	$ 436,079	$ 436,079
Acquisition	62,109	—
Balance, end of period	$ 498,188	$ 436,079

As of December 31, 2025, there have been no impairment losses recognized on goodwill.

7.   **Other Assets**

Other assets consist of the following (in thousands):

	December 31,	
	2025	**2024**
Fixed assets, net:		
Leasehold improvements	$ 167,692	$ 161,962
Computer hardware and software	39,227	38,596
Furniture, fixtures and equipment	8,413	8,267
Other fixed assets	54,509	34,369
Accumulated depreciation	(171,212)	(153,740)
Total fixed assets, net	98,629	89,454
Prepaid expenses	87,963	73,422
Deferred placement fees	48,802	26,858
Other	61,907	42,652
Other assets	$ 297,301	$ 232,386

8.   **Accounts Payable and Accrued Expenses, and Other Liabilities**

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,	
	2025	**2024**
Trade accounts payable	$ 46,936	$ 45,606
Accrued expenses	183,587	166,308
Accounts payable and accrued expenses	$ 230,523	$ 211,914

Other liabilities consist of the following (in thousands):

| | December 31, | |
	2025	2024
Tax Receivable Agreement (see Note 12)	$ 316,552	$ 22,465
Clawback liability (see Note 16)	7,925	5,450
Contingent consideration	84,602	140,760
Repurchase agreements	88,195	78,196
Liability classified awards (see Note 18)	23,935	67,703
Other	183,306	69,857
Other liabilities	$ 704,515	$ 384,431

Tax Receivable Agreement

Pursuant to the Exchange Agreement, certain non-affiliate parties of TPG Partner Holdings are authorized to exchange Common Units for an equal number of shares of Class A Common Stock. During the year ended December 31, 2025, these non-affiliate parties exchanged 21,000,000 Common Units, as described in Note 12 to the Consolidated Financial Statements. These exchanges resulted in an increase in the Company's tax basis of its investment in the TPG Operating Group and is subject to the Tax Receivable Agreement. Accordingly, the Company recorded an additional Tax Receivable Agreement liability in the amount of $294.1 million during the year ended December 31, 2025. As of December 31, 2025 and 2024, other liabilities include $316.6 million and $22.5 million, respectively, related to these non-affiliate parties.

Contingent Consideration

In connection with the Angelo Gordon Acquisition described in Note 3, the Company recorded contingent consideration liabilities of $152.5 million to reflect the estimated fair value of the contingent consideration for the Angelo Gordon Earnout Payment and Aggregate Annual Cash Holdback Amount as of the Angelo Gordon Acquisition Date. Contingent consideration is included in other liabilities on the Consolidated Statements of Financial Condition. Contingent consideration is remeasured at each reporting period, and any changes in fair value are recognized as interest, dividends and other in the Consolidated Statements of Operations. As of December 31, 2025 and 2024, other liabilities include $84.6 million and $140.8 million, respectively, related to contingent consideration.

Repurchase Agreements

In connection with the Angelo Gordon Acquisition described in Note 3, the Company holds various investments in CLO funds. Northwoods European Management, LLC ("ECLO"), a consolidated subsidiary of the Company has a master repurchase agreement with NWCC Cayman, LLC ("Nearwater") with respect to the Company's investment in the debt tranches of various CLO funds. The repurchase agreement extends a facility of a maximum of 100,000 Euros to ECLO for future investment in the debt issued by CLO funds. The repurchase agreement bears interest at a rate of 0.5% spread above the interest earned by ECLO on the tranches of notes subject to the master repurchase agreement. The weighted average interest rate for the periods ended December 31, 2025 and 2024 is 4.4% and 5.9%, respectively.

ECLO had outstanding borrowings under the repurchase agreement with Nearwater as of December 31, 2025 and 2024 to finance its investments in the debt of three CLO funds with maturity dates ranging from November 25, 2033 through March 15, 2034. As of December 31, 2025 and 2024, borrowings of $66.3 million and $58.9 million, respectively, are outstanding on the facility which is recorded in other liabilities on the Consolidated Statements of Financial Condition. ECLO pledges as collateral its investments in the debt of the CLO funds fully collateralizing all outstanding borrowings drawn under the repurchase agreement. All outstanding borrowings drawn from the repurchase agreement mature in a period greater than 90 days.

ECLO entered into an additional master repurchase agreement with Citibank, N.A. on December 22, 2021, to finance the purchase of the Company's investment in one of the CLO funds managed by the entity. The repurchase agreement bears interest at a rate of 0.5% spread above the interest earned by ECLO on the tranches of notes subject to the master repurchase agreement. The weighted average interest rate for the periods ended December 31, 2025 and 2024 is 4.4% and 5.6%, respectively. ECLO had outstanding borrowings under the repurchase agreement as of December 31, 2025 and 2024 to finance the investment in the debt of one CLO fund with a maturity date of October 15, 2035. As of December 31, 2025 and 2024, borrowings of $21.9 million and $19.3 million, respectively, are outstanding on the repurchase agreement which is recorded in other liabilities on the Consolidated Statements of Financial Condition. ECLO pledges as collateral its investments in the debt of the CLO funds fully collateralizing all outstanding borrowings drawn under the repurchase agreement. All outstanding borrowings drawn from the repurchase agreement mature in a period greater than 90 days.

9. Credit and Market Risk

The Company holds substantially all of its excess cash in bank deposits at highly rated banking corporations or investments in highly rated money market funds, which are included in cash and cash equivalents and restricted cash in the Consolidated Financial Statements. The Company continually monitors the risk associated with these deposits and investments. Management believes the carrying values of these assets are reasonable taking into consideration credit and market risks along with estimated collateral values, payment histories and other information.

In the normal course of business, TPG encounters market and credit risk concentrations. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors. The TPG funds are subject to credit risk to the extent any counterparty is unable to deliver cash balances, securities, or the fair value of swaps, or clear security transactions on the TPG funds' behalf. The settlement, clearing and depository operations for the TPG funds' securities trading activities are performed pursuant to agreements with counterparties, which are primarily global financial institutions. The TPG funds manage this risk by monitoring daily the financial condition and credit quality of the parties with which the TPG funds conduct business, but in the event of default by any of the TPG funds' counterparties, the loss to the TPG funds could be material.

The Company is subject to potential concentration risk related to the investors' commitments to TPG funds. At December 31, 2025, no individual investor accounted for more than 10% of the total committed capital to TPG's active funds.

Furthermore, certain of the TPG funds' investments are made in private companies and there are generally no public markets for the underlying securities at the current time. The TPG funds' ability to liquidate their publicly traded investments are often subject to limitations, including discounts that may be required to be taken on quoted prices due to the number of shares being sold. Subordinate investments held by TPG may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market and the small size of the issue (relative to issues of comparable interests). As a result, the TPG funds may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value. Other limitations for TPG to dispose of an investment and realize value include currency fluctuations and natural disasters.

The TPG funds make investments outside of the United States. Investments outside the United States may be subject to less developed bankruptcy, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing the limited liability structures potentially causing the actions or liabilities of one fund or a portfolio company to adversely impact the TPG funds or an unrelated fund or portfolio company). Non-U.S. investments are subject to the same risks associated with the TPG funds' U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Furthermore, TPG is exposed to economic risk concentrations related to certain large investments as well as concentrations of investments in certain industries and geographies.

TPG is exposed to economic risk concentrations insofar as the Company is dependent on the ability of the TPG funds that it manages to compensate it for the services it provides to these TPG funds. Further, the incentive income component of this compensation is based on the ability of such TPG funds to generate returns above certain specified thresholds.

Additionally, TPG is exposed to interest rate risk. TPG has debt obligations that have variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows.

TPG's derivative financial instruments contain credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. Some of the markets in which the Company may effect its transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer losses. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. TPG attempts to minimize this risk by limiting its counterparties to major financial institutions with strong credit ratings.

10. Variable Interest Entities

TPG consolidates VIEs in which it is considered the primary beneficiary as described in Note 2 to the Consolidated Financial Statements. TPG's investment strategies differ by TPG fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and performance allocations. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

The assets of consolidated VIEs may only be used to settle obligations of these consolidated VIEs. In addition, there is no recourse to the Company for the consolidated VIEs' liabilities.

The Company holds variable interests in certain VIEs which are not consolidated as it is determined that the Company is not the primary beneficiary. The Company's involvement with such entities is in the form of direct equity interests and fee arrangements. The fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and performance allocations. Accordingly, disaggregation of TPG's involvement by type of VIE would not provide more useful information. TPG may have an obligation as general partner to provide commitments to unconsolidated VIEs. For the years ended December 31, 2025 and 2024, TPG did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The maximum exposure to loss represents the loss of assets recognized by TPG relating to non-consolidated entities and any amounts due to non-consolidated entities.

The assets and liabilities recognized in the Company's Consolidated Statements of Financial Condition related to its interest in these non-consolidated VIEs and its maximum exposure to loss relating to non-consolidated VIEs were as follows (in thousands):

	December 31,	
	2025	**2024**
Investments (includes assets pledged of $521,124 and $647,448 as of December 31, 2025 and December 31, 2024, respectively)	$ 1,774,815	$ 1,257,220
Due from affiliates	408,022	340,835
Potential clawback obligation	2,456,516	2,140,355
Due to affiliates	72,266	57,239
Maximum exposure to loss	$ 4,711,619	$ 3,795,649

Additionally, cumulative performance allocations of $7.3 billion and $6.0 billion as of December 31, 2025 and December 31, 2024, respectively, are subject to reversal in the event of future losses.

RemainCo

The TPG Operating Group and RemainCo entered into certain agreements to effectuate the go-forward relationship between the entities. The arrangements discussed below represent the TPG Operating Group's variable interests in RemainCo, which do not provide the TPG Operating Group with the power to direct the activities that most significantly impact RemainCo's performance and operations. As a result, RemainCo represents a non-consolidated VIE.

RemainCo Performance Earnings Agreement

In accordance with the TPG Operating Group's agreement with RemainCo (the "RemainCo Performance Earnings Agreement"), RemainCo is entitled to distributions in respect of performance allocations from TPG funds as described below. For certain existing TPG funds that are advanced in their life cycles, which we refer to as the "Excluded Funds," RemainCo is generally entitled to receive distributions of performance allocations not previously designated for partners and employees or unaffiliated third parties, and the TPG Operating Group is not entitled to further performance allocations from the Excluded Funds. For TPG funds of a more recent vintage and for future TPG funds, which we collectively refer to as the "Included Funds," RemainCo is entitled to a base performance allocation ranging from 10% to 15% (subject to limited exceptions, including TPG funds acquired in a business combination or formed with meaningful participation by the counterparty of such business combination) depending upon the Included Fund (the "Base Entitlement").

With respect to any TPG Fund that holds a first closing involving non-affiliated investors (a "First Closing") on or after the fifth anniversary of the IPO, the Base Entitlement will step down ratably for each annual period following the fifth anniversary of the IPO through the fifteenth anniversary. RemainCo will not be entitled to distributions of performance allocations with respect to TPG funds that have not held a First Closing on or prior to the fifteenth anniversary of the IPO. Once determined, RemainCo's entitlement to the performance allocation percentage with respect to any TPG Fund will remain in effect for the life of the applicable fund.

RemainCo is obligated to fund its pro rata share of clawback obligations with respect to any TPG fund (in proportion to the Base Entitlement with respect to such TPG fund) either directly or through indemnity or similar obligations to the TPG Operating Group. In the event that the underlying assets of RemainCo are not sufficient to cover the clawback amount, the TPG Operating Group is obligated to cover any shortfall of the clawback. This shortfall covered by the TPG Operating Group would be required to be repaid by RemainCo out of future distributions.

Further, in the calendar years 2024 and 2023, if the amount otherwise available under the discretionary performance allocation program is less than $130.0 million and $120.0 million, respectively, our Chief Executive Officer can determine to increase the performance allocations available under such performance allocation program by an amount equal to the shortfall plus $10.0 million (which we refer to as "Performance Allocation Increases"), by allocating amounts to the holders of Promote Units that would have otherwise been distributable to RemainCo. The maximum Performance Allocation Increase in any year is $40.0 million. In the calendar years 2024 and 2023, the Performance Allocation Increase to the holders of Promote Units was $32.2 million and $29.2 million, respectively.

RemainCo Administrative Services Agreement

The TPG Operating Group has entered into an administrative services agreement with RemainCo whereby the TPG Operating Group provides RemainCo with certain administrative services, including maintaining RemainCo's books and records, tax and financial reporting and similar support which began on January 1, 2022. In exchange for these services, RemainCo pays the TPG Operating Group an annual administration fee in the amount of 1% per annum of the net asset value of RemainCo's assets, with such amount payable quarterly in advance and recorded in expense reimbursements and other within revenues in the Consolidated Statements of Operations.

Securitization Vehicles

During 2018, certain subsidiaries of the Company issued $200.0 million in privately placed securitization notes. Certain equity interests of these subsidiaries serve as collateral for the notes. The Company used one or more special purpose entities that are considered VIEs to issue notes to third-party investors in the securitization transactions. The notes issued by these VIEs are backed by the cash flows related to the Company's equity method investments ("Participation Rights") in certain funds. The Company determined that it is the primary beneficiary of the securitization vehicles because

(i) its servicing responsibilities for the Participation Rights give the Company the power to direct the activities that most significantly impact the performance of the VIEs, and (ii) its variable interests in the VIEs give the Company the obligation to absorb losses and the right to receive residual returns that could potentially be significant. In 2019, certain subsidiaries of the Company issued an additional $50.0 million in privately placed securitization notes.

The transfer of Participation Rights to the special purpose entities are considered sales for legal purposes. However, the Participation Rights and the related debt remain on the Company's Consolidated Statements of Financial Condition. The Company recognizes interest expense on the Secured Notes issued by the special purpose entities.

The Participation Rights of the VIEs, cash and restricted cash serve as the sole source of repayment for the notes issued by these entities. Investors in the notes issued by the VIEs do not have recourse to the Company or to its other assets. Additionally, the Participation Rights and other assets directly held by the VIEs are not available to satisfy the general obligations of the Company.

As the primary beneficiary of these entities, the Company is exposed to credit, interest rate and market risk from the Participation Rights in the VIEs. However, the Company's exposure to these risks did not change as a result of the transfer of Participation Rights to the VIEs. The Company may also be exposed to interest rate risk arising from the Secured Notes issued by the VIEs.

As of December 31, 2025 and December 31, 2024, the carrying amount of Secured Notes issued by the VIEs was $246.2 million and $245.9 million, respectively, and is shown in the Company's Consolidated Statements of Financial Condition as debt obligations, net of unamortized issuance costs of $3.8 million and $4.1 million, respectively.

The following table depicts the total assets and liabilities related to VIE securitization transactions included in the Company's Consolidated Statements of Financial Condition (in thousands):

	December 31,			
	2025		**2024**	
Cash and cash equivalents	$	5,473	$	21,297
Restricted cash		13,166		13,175
Participation rights receivable[a]		521,124		647,448
Due from affiliates		435		435
Total assets	$	540,198	$	682,355
Accrued interest	$	191	$	191
Due to affiliates and other		131		162
Secured notes, net		246,183		245,875
Total liabilities	$	246,505	$	246,228

_____

(a)   Participation rights receivable related to VIE securitization transactions are included in investments in the Company's Consolidated Statements of Financial Condition.

11.   Debt Obligations

On August 14, 2025, the Notes Issuer completed an offering of $500.0 million aggregate principal amount of Senior Notes due 2036. The 2036 Senior Notes will mature on January 15, 2036, unless earlier accelerated, redeemed or repurchased. The 2036 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by each of the Guarantors, and are unsecured and unsubordinated obligations of the Notes Issuer and the Guarantors. The 2036 Senior Notes bear interest at a rate of 5.375% per annum, which is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2026. The 2036 Senior Notes contain certain covenants which, subject to certain limitations, restrict the ability of the Notes Issuer and, as applicable, the Guarantors to merge, consolidate or sell, assign, transfer, lease or convey all or substantially all of their combined assets, or create liens on the voting stock of their subsidiaries. Transaction costs related to the 2036 Senior Notes issuance have been capitalized and are amortized over the life of the 2036 Senior Notes.

The following table summarizes the Company's and its subsidiaries' debt obligations (in thousands):

	Maturity Date	Borrowing Amount	As of December 31, 2025		As of December 31, 2024	
			Carrying Value	Interest Rate	Carrying Value	Interest Rate
Senior Unsecured Revolving Credit Facility[a]	May 2030	$1,750,000	$ —	4.74 %	$ —	5.43 %
2034 Senior Notes[b]	March 2034	600,000	594,700	5.88 %	594,051	5.88 %
2036 Senior Notes[c]	January 2036	500,000	491,353	5.38 %	—	— %
Subordinated Notes[d]	March 2064	400,000	390,311	6.95 %	390,058	6.95 %
Secured Notes - Tranche A[e]	June 2038	200,000	196,931	5.33 %	196,683	5.33 %
Secured Notes - Tranche B[e]	June 2038	50,000	49,252	4.75 %	49,192	4.75 %
364-Day Revolving Credit Facility[f]	April 2026	300,000	—	5.69 %	52,000	6.33 %
Subordinated Credit Facility[g]	August 2027	30,000	—	6.04 %	—	6.68 %
Total debt obligations		$3,830,000	$1,722,547		$1,281,984	

(a)   As of December 31, 2025, the Senior Unsecured Revolving Credit Facility has aggregate revolving commitments of $1.75 billion. Dollar-denominated principal amounts outstanding under the Senior Unsecured Revolving Credit Facility accrue interest, at the option of the applicable borrower, either (i) at a base rate plus applicable margin not to exceed 0.20% per annum or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin not to exceed 1.20%. In May 2025, the Company amended the Senior Unsecured Revolving Credit Facility to extend the maturity date to May 1, 2030 and increased the size of the Senior Unsecured Revolving Credit Facility to $1.65 billion. In June 2025, the Company further amended the Senior Unsecured Revolving Credit Facility to increase the size of the Senior Unsecured Revolving Credit Facility to $1.75 billion.

(b)   On March 5, 2024, the Notes Issuer issued $600.0 million aggregate principal amount of Senior Notes due 2034 with interest payable semi-annually in arrears on March 5 and September 5 of each year, beginning on September 5, 2024.

(c)   The 2036 Senior Notes were issued on August 14, 2025 with interest payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2026.

(d)   On March 4, 2024, the Notes Issuer issued $400.0 million aggregate principal amount of Fixed-Rate Junior Subordinated notes due 2064 with interest payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2024, subject to the Notes Issuer's right, on one or more occasions, to defer the payment of interest on the notes for up to five consecutive years.

(e)   The Company's Secured Notes are issued using on-balance sheet securitization vehicles, as further discussed in Note 10 to the Consolidated Financial Statements.

(f)   On April 14, 2023, a consolidated subsidiary of the Company entered into a 364-day revolving credit facility with Mizuho Bank, Ltd., acting as administrative agent, to provide the subsidiary with revolving borrowings of up to $150.0 million. In April 2025, the consolidated subsidiary amended the 364-Day Credit Facility to increase the aggregate principal amount of the existing commitments to $300.0 million and extend the commitment termination date to April 9, 2026.

(g)   On August 2014, a consolidated subsidiary of the Company entered into two $15.0 million subordinated revolving credit facilities, for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by certain members of the TPG Operating Group. In August 2025, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2026 to August 2027.

TPG Inc.
Notes to Consolidated Financial Statements

At December 31, 2025, the Company was in compliance with all covenants under the debt obligations.

The following table provides information regarding the fair values of the Company's debt which are carried at amortized cost (in thousands):

| | December 31, | |
	2025	2024
2034 Senior Notes[a]	$ 627,402	$ 614,844
2036 Senior Notes[a]	499,380	—
Subordinated Notes[b]	397,600	406,720
Secured Notes - Tranche A[c]	198,960	196,403
Secured Notes - Tranche B[c]	49,070	48,194

———————————
(a) Fair value is based on indicative quotes and the notes are classified as Level II within the fair value hierarchy.

(b) Fair value is based on quoted prices in active markets since the debt is publicly listed and the notes are classified as Level I within the fair value hierarchy.

(c) Fair value is based on current market rates and credit spreads of the Company's Senior Notes and debt with similar maturities. The notes are classified as Level II within the fair value hierarchy.

In the case of the Company's Senior Unsecured Revolving Credit Facility, Subordinated Credit Facility and 364-Day Credit Facility, the fair values approximate the carrying amounts represented in the Consolidated Financial Statements due to their variable rate nature.

During the years ended December 31, 2025, 2024 and 2023 the Company incurred interest expense of $102.3 million $77.1 million and $31.8 million respectively, on its debt obligations.

12. Income Taxes

As a result of the Reorganization, the Company is treated as a corporation for U.S. federal and state income tax purposes. The Company is subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to its allocable share of taxable income generated by the TPG Operating Group. Prior to the Reorganization, the Company was treated as a partnership for U.S. federal income tax purposes and therefore was not subject to U.S. federal and state income taxes except for certain consolidated subsidiaries that were subject to taxation in the United States (federal, state and local) and in foreign jurisdictions.

The income (loss) before income taxes includes the following components (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Income (loss) before income taxes			
United States	$ 130,081	$ (144,214)	$ 18,303
Foreign	536,497	119,390	65,350
	$ 666,578	$ (24,824)	$ 83,653

The Company has provided U.S. federal, foreign and state and local corporate income tax for certain consolidated subsidiaries. The provision for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Current income taxes (benefit)			
Federal	$ 10,266	$ 26,460	$ 24,314
State and local	11,583	8,368	6,680
Foreign	15,327	11,906	9,198
	37,176	46,734	40,192
Deferred income taxes (benefit)			
Federal	56,528	15,412	18,258
State and local	(14,758)	88	1,570
Foreign	(11,953)	(10,143)	248
	29,817	5,357	20,076
Income tax expense (benefit)	$ 66,993	$ 52,091	$ 60,268

During 2025, we adopted ASU 2023-09 on a prospective basis. See Note 2—Summary of Significant Accounting Policies—Recently Adopted Accounting Guidance for additional details on the adoption of ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows (in thousands, except percentages):

	Year Ended December 31, 2025	
Provision for income taxes at U.S. federal statutory rate	$ 139,981	21.0%
State and local income taxes, net of federal benefit[a]	(3,579)	(0.5)
Foreign tax effects:		
Cayman Islands		
Income not subject to tax	(90,307)	(13.6)
Luxembourg		
Income not subject to tax	(15,962)	(2.4)
Other reconciling items	(63)	—
Other foreign jurisdictions	(1,995)	(0.3)
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws:		
Foreign branch	108,824	16.3
Tax credits:		
Foreign tax credits	(4,160)	(0.6)
Changes in valuation allowances	6,960	1.0
Nontaxable or nondeductible items:		
Non-deductible compensation	34,524	5.2
Equity-based compensation windfall	(14,209)	(2.1)
Other	(776)	(0.1)
Changes in unrecognized tax benefits	1,492	0.2
Other adjustments:		
Income passed through to partners	(89,445)	(13.4)
Other	(4,292)	(0.6)
Total tax provision and effective tax rate	$ 66,993	10.1%

_____

(a)   State and local taxes in New York, California, Minnesota, and New York City made up the majority (greater than 50%) of the tax effect in this category.

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate of the Company's income tax expense for the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31,	
	2024	**2023**
U.S. federal taxes at statutory rate	21.0%	21.0%
Income passed through to partners	(73.5)	9.6
State and local income taxes	(35.5)	12.0
Foreign taxes, net of U.S. foreign tax credits	(36.8)	7.7
Equity-based compensation	(104.0)	(1.3)
Change in TPG Operating Group tax basis estimate	—	—
Return to Provision	13.9	(0.9)
Change in valuation allowance	33.6	20.8
Change in tax status of statutory subsidiaries	—	2.9
Other reconciling items	(28.5)	0.2
Effective income tax rate	**(209.8%)**	**72.0%**

Income taxes are provided at the applicable statutory rates. The tax effects of temporary differences resulted in the following deferred tax assets and liabilities (in thousands):

	December 31,			
	2025		**2024**	
Deferred tax assets				
Investment in TPG Operating Group	$	944,708	$	406,730
Accruals		13,621		10,782
Fixed assets		1,177		1,220
Net operating loss carryforwards		1,913		248
Equity-based compensation		37,034		21,752
Operating lease liabilities		5,283		2,116
Foreign tax credits		2,815		1,111
Other		712		236
		1,007,263		444,195
Less: valuation allowance		(141,265)		(89,321)
Deferred tax assets, net	$	865,998	$	354,874
Deferred tax liabilities				
Right-of-use assets	$	4,812	$	1,869
Intangible assets, net		8,010		6,298
Other		514		53
Deferred tax liabilities, net	$	13,336	$	8,220

As of December 31, 2025 and December 31, 2024, the Company has recognized net deferred tax assets before the considerations of valuation allowances in the amount of $993.9 million and $436.0 million, respectively, which primarily relates to excess income tax basis versus book basis differences in connection with the Company's investment in the TPG Operating Group. The excess of income tax basis in the TPG Operating Group is primarily due to the Reorganization and subsequent exchanges of Common Units for Class A common stock, including the exchanges of Common Units for Class A common stock. As a result of the Reorganization and subsequent exchanges, the Company recorded deferred tax assets generated by the step-up in the tax basis of assets, that will be recovered as those underlying assets are sold or the tax basis is amortized.

At December 31, 2025 the Company has foreign tax credits available in the United States in the amount of $2.8 million, which will begin to expire in 2033 if not utilized. The Company has U.S. federal and state and local net operating loss carryforwards of $0.7 million that may be carried forward indefinitely and approximately $1.2 million of net operating loss carryforwards related to foreign jurisdictions expected to expire beginning in 2026.

The Company evaluates the realizability of its deferred tax asset on a quarterly basis and adjusts the valuation allowance when it is more likely than not that all or a portion of the deferred tax asset may not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In projecting its taxable income, the Company begins with historic results and incorporates assumptions of the amount of future pre-tax operating income. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates that the Company uses to manage its business. The Company's projections of future taxable income that include the effects of originating and reversing temporary differences, including those for the tax basis intangibles, indicate that it is more likely than not that the benefits from our deferred tax assets will be realized.

As of December 31, 2025 and December 31, 2024, the Company has recognized a valuation allowance of $141.3 million and $89.3 million, respectively, which primarily relates to the Company's investment in the TPG Operating Group. In evaluating the realizability of the deferred tax asset related to the Company's investment in the TPG Operating Group, the Company determined that a portion of excess income tax basis in the TPG Operating Group will only reverse upon a sale of the Company's interest in the TPG Operating Group which is not expected to occur in the foreseeable future. The Company has recognized valuation allowances against certain foreign tax credits available for use in the United States in the amount of $0.4 million, which are expected to expire unutilized, The Company also recognized a valuation allowance of $0.2 million primarily related to foreign net operating loss carryforwards, as it is more likely than not that this portion of our foreign deferred tax assets is not realizable.

The current year net increase in our valuation allowance, as compared to the prior year, was $51.9 million of which a $10.2 million increase was charged to income tax expense and a $41.7 million increase was recognized through equity.

As of December 31, 2025 and December 31, 2024, the Company's liability pursuant to the Tax Receivable Agreement related to the Reorganization and subsequent exchanges of TPG Operating Group partnership units for common stock was $811.6 million and $331.3 million, respectively. Approximately $495.1 million of the Tax Receivable Agreement liability is attributable to Related Parties further described in Note 13 and $316.6 million is attributable to non-affiliates recorded in other liabilities. During the year ended December 31, 2025, certain holders of Common Units exchanged 35,939,394 Common Units for an equal number of shares of Class A Common Stock as described in Note 19 to the Consolidated Financial Statements. In connection with these exchanges, the Company recorded an additional liability pursuant to the Tax Receivable Agreement of $476.1 million. During the year, the liability pursuant to the Tax Receivable Agreement increased by an additional $13.8 million primarily due to changes in estimates used in measuring the liability, including updates to the state tax rates and other assumptions to estimate future payment obligations under the Tax Receivable Agreement. During the year ended December 31, 2025, the Company made payments of $9.6 million in connection with the Tax Receivable Agreement.

The following is a tabular reconciliation of unrecognized tax benefits, excluding interest and penalties (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Unrecognized tax benefits - January 1	$ 1,998	$ 1,987	$ 2,024
Additions related to current year positions	581	28	711
Additions related to prior year positions	338	—	—
Reductions for tax positions of prior years	—	—	(360)
Lapse of statute of limitations	—	—	(386)
Exchange rate fluctuations	(78)	(17)	(2)
Unrecognized tax benefits - December 31	$ 2,839	$ 1,998	$ 1,987

The Company recognizes interest and penalties accrued on uncertain tax benefits in income tax expense. For the years ended December 31, 2025, 2024 and 2023, the Company recognized interest of $1.3 million, $1.1 million and $0.9 million, respectively. The Company recognized penalties of $1.5 million, $1.1 million and $1.1 million for the years ended December 31, 2025, and 2024 and 2023, respectively.

As of December 31, 2025, the Company has unrecognized tax benefits and accrued interest and penalties of $5.7 million, which, if recognized, would impact the effective tax rate. The Company does not believe that it has any tax position for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company applies the provisions of ASC 740, which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions for all federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions.

In the normal course of business, the Company is subject to examination by U.S. federal and certain state, local and foreign tax regulators. At December 31, 2025, U.S. federal tax returns related to 2022 through 2024 and predecessor entities for the year 2021 are generally open under the normal statute of limitations and therefore subject to examination. State and local tax returns of our predecessor entities are generally open to audit for tax years between 2020 to 2021. In addition, certain foreign subsidiaries' tax returns from 2011 to 2024 are also open for examination by various regulators. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any current or future audit will have a material adverse effect on the Company's Consolidated Financial Statements.

Pursuant to the disclosure requirements of ASU 2023-09, the following table summarizes income taxes paid (net of refunds) exceeding 5 percent of total income taxes paid (net of refunds) in the following jurisdictions (in thousands):

	Year Ended December 31, 2025
US Federal	$ 4,783
US State and Local	
California	1,693
New York City	10,125
Texas	1,692
Other	3,611
Foreign	
India	1,611
Singapore	3,666
Other	3,105
Total income taxes paid (net of refunds)	$ 30,286

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. The OBBBA, among other things, includes an extension of certain expiring provisions of the Tax Cuts and Jobs Act. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company will continue to evaluate its future impact as regulations are issued by the U.S. Department of the Treasury.

In December 2021, the Organization for Economic Cooperation and Development ("OECD") released the Pillar Two Model rules (also referred to as the global minimum tax or Global Anti-Base Erosion "GloBE" rules), which were designed to ensure multinational enterprises pay a certain level of tax within every jurisdiction in which they operate. Several jurisdictions in which the Company operates have enacted these rules. In January 2026, the OECD released Administrative Guidance that introduced new Safe Harbors including one that exempts U.S.-parented multinational groups from various aspects of the GloBE rules. The Company will continue to monitor for legislative changes related to this guidance. As of December 31, 2025, the Company has analyzed enacted legislation and determined that the effects of Pillar Two are not material to the Company's financial statements.

13. Related Party Transactions

Due From and Due To Affiliates

Due from affiliates and due to affiliates consist of the following (in thousands):

	December 31,	
	2025	2024
Portfolio companies	$ 68,787	$ 55,914
Partners and employees	3,542	2,657
Other related entities	93,239	47,606
Unconsolidated VIEs	408,022	340,835
Due from affiliates	$ 573,590	$ 447,012
Portfolio companies	$ 18,788	$ 10,731
Partners and employees	579,039	373,452
Other related entities	24,539	23,715
Unconsolidated VIEs	72,266	57,239
Due to affiliates	$ 694,632	$ 465,137

Affiliate receivables and payables historically have been settled in the normal course of business without formal payment terms, generally do not require any form of collateral and do not bear interest.

Tax Receivable Agreement

Pursuant to the Exchange Agreement, certain current and former employees and partners of TPG Partner Holdings are authorized to exchange Common Units for an equal number of shares of Class A Common Stock. During the year ended December 31, 2025, these current and former partners and employees exchanged 14,939,394 Common Units, as described in Note 19 to the Consolidated Financial Statements. These exchanges resulted in an increase in the Company's tax basis of its investment in the TPG Operating Group and is subject to the Tax Receivable Agreement. During the year ended December 31, 2025, the Company recorded an additional Tax Receivable Agreement liability in the amount of $189.9 million in connection with certain current and former employees and partners of TPG Partner Holdings. As of December 31, 2025 and December 31, 2024, the Company has recorded a Tax Receivable Agreement liability of $495.1 million and $308.9 million, respectively, in connection with certain current and former employees and partners of TPG Partner Holdings, which is included in the partners and employees balance in due to affiliates in the Consolidated Statements of Financial Condition.

Fund Investments

Certain of the Company's investment professionals and other individuals have made investments of their own capital in the TPG funds. These investments are generally not subject to management fees or performance allocations at the discretion of the general partner. Investments made by these individuals during the years ended December 31, 2025 and 2024 totaled $320.4 million and $179.4 million, respectively.

Fee Income from Affiliates

Substantially all revenues are generated from TPG funds, limited partners of TPG funds, or portfolio companies. The Company disclosed revenues in Note 2 to the Consolidated Financial Statements.

Loans to Affiliates

From time to time, the Company may enter into transactions in which it arranges short-term funding for affiliates, such as portfolio companies, as part of the Company's capital markets activities. Under this arrangement, the Company may draw all or substantially all of its availability for borrowings under the 364-Day Credit Facility. Borrowings made under this facility are generally short-term fundings that are intended to be syndicated to third parties.

Line of Credit Arrangement

On August 26, 2025, TPG Operating Group II, L.P. entered into an unsecured, uncommitted line of credit (the "Line of Credit") with an affiliate of TPG Private Equity Opportunities ("T-POP") to provide for up to a maximum aggregate principal amount of $250.0 million. No amount was outstanding on the Line of Credit as of December 31, 2025.

RemainCo Administrative Services Agreement

In exchange for services provided by TPG Operating Group, RemainCo pays TPG Operating Group an annual administration fee in the amount of 1% per annum of the net asset value of RemainCo's assets, with such amount payable quarterly in advance. The fees earned by the Company for the years ended December 31, 2025, 2024 and 2023, were $12.7 million, $15.9 million and $17.8 million, respectively, and recorded in fees and other in the Consolidated Statements of Operations.

Other Related Party Transactions

The Company has entered into contracts to provide services or facilities for a fee from a former affiliate. As of April 2024, the contracts to provide services to such party have ended, and as such, no fees were recognized during the year ended December 31, 2025. A portion of these fees are recognized as fees and other in the Consolidated Statements of Operations in the amount of $10.9 million and $28.9 million for the years ended December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, these related parties made payments associated with these arrangements of $18.2 million and $35.8 million, respectively.

14. Redeemable Equity

Investment in SPACs

The Company has invested in and sponsored SPACs which were formed for the purposes of effecting a merger, asset acquisition, stock purchase, reorganization or other business combination. In the IPO of each of these SPACs, either common shares or units (which include one Class A ordinary share and, in some cases, a fraction of a redeemable public warrant which entitled the holder to purchase one share of Class A ordinary shares at a fixed exercise price) were sold to investors. Each SPAC provided its public shareholders the option to redeem their shares either (i) in connection with a shareholder meeting to approve the business combination or (ii) by means of a tender offer. Assets held in Trust Accounts related to gross proceeds received from the IPO and could only be used for the initial business combination and any possible investor redemptions. If the SPAC was unable to complete a business combination within a specified time frame, typically within 24 months of the IPO close date, the SPACs redeemed all public shares. The ownership interest in each SPAC which was not owned by the Company was reflected as redeemable equity attributable to Public SPACs in the accompanying Consolidated Financial Statements. During the year ended December 31, 2023 the Company redeemed all outstanding shares of the Public SPACs. As of December 31, 2025 and 2024 the Company no longer had any investment in consolidated Public SPACs.

The Company consolidated these SPACs during the period before the initial business combination, and therefore the Class F ordinary shares, Class G ordinary shares, private placement shares, private placement warrants and FPAs with consolidated related parties were eliminated in consolidation.

The consolidated Public SPACs entered into derivative contracts in connection with their proprietary trading activities, including warrants and FPAs, which meet the definition of a derivative in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). As a result of the use of derivative contracts, the consolidated Public SPACs are exposed to the risk that counterparties will fail to fulfill their contractual obligations and are exposed to the volatility of the underlying instruments. As of December 31, 2025 and December 31, 2024, the Company did not hold any FPAs or warrants.

Net gains on derivative instruments are included in the Consolidated Statements of Operations as investment and other income of consolidated Public SPACs for the year ended December 31, 2023 was $0.7 million.

Redeemable equity from consolidated Public SPACs represents the shares issued by the Company's consolidated Public SPACs that are redeemable for cash in the event of an election to redeem by individual public shareholders at the time of the business combination. Additionally, these shares become automatically redeemable with the Public SPAC's failure to complete a business combination, tender offer or stockholder approval provisions. The ownership interest in each SPAC which is not owned by the Company is reflected as redeemable equity from consolidated Public SPACs in the accompanying Consolidated Financial Statements.

Offering costs related to Class A ordinary shares issued by SPACs consisted of legal, accounting, underwriting fees and other costs incurred that are directly related to the IPO. The Company had no such activity during the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025 and 2024, the Company held no redeemable equity.

The following table summarizes the adjustments to redeemable equity (in thousands):

	Year Ended December 31, 2023
Beginning balance	$ 653,635
Current and deferred offering costs	22,750
Net income attributable to redeemable equity	12,044
Redemptions / withdrawals	(661,001)
Change in redemption value of redeemable non-controlling interest	(27,428)
Total redeemable equity	$ —

Supplemental non-cash financing activities related to deferred underwriting costs for Public SPACs for the Consolidated Statements of Cash Flows during the year ended December 31, 2023 was $22.8 million.

15. Operating Leases

The following tables summarize the Company's lease cost, cash flows, and other supplemental information related to its operating leases.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Lease cost[a]:			
Operating lease cost	$ 90,121	$ 47,966	$ 29,878
Short-term lease costs	1,058	730	587
Variable lease cost	11,833	11,254	8,089
Sublease income	(2,391)	(2,482)	(3,400)
Total lease cost	$ 100,621	$ 57,468	$ 35,154
Weighted-average remaining lease term	12.1	5.9	6.7
Weighted-average discount rate	5.62 %	5.03 %	5.09 %

[a]   Office rent expense for the years ended December 31, 2025, 2024 and 2023, was $90.0 million, $48.2 million and $29.7 million, respectively.

Supplemental Consolidated Statements of Cash Flows information related to leases were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities	$ 54,046	$ 42,272	$ 34,492
Right-of-use assets obtained in the acquisition of Angelo Gordon	—	—	107,716
Right-of-use assets obtained in exchange for new operating lease liabilities	400,339	19,502	13,057
Other non-cash changes in right-of-use assets and operating lease liabilities	(114)	(2,038)	(743)

The following table shows the undiscounted cash flows on an annual basis for operating lease liabilities as of December 31, 2025 (in thousands):

Year Due	Lease Amount[a]
2026	$ 6,020
2027	85,898
2028	88,345
2029	85,749
2030	80,286
Thereafter	551,877
Total future undiscounted operating lease payments	898,175
Less: imputed interest	(293,582)
Present value of operating lease liabilities	$ 604,593

[a]   Net of tenant improvement allowances

16.   **Commitments and Contingencies**

Guarantees

Certain of the Company's consolidated entities have provided guarantees for obligations related to third-party lending programs that enable certain of our eligible employees to obtain financing for capital contributions into TPG funds. At December 31, 2025, the amounts outstanding related to these guarantees were $168.4 million, and the maximum obligations guaranteed under these agreements is $348.7 million.

Commitments

At December 31, 2025, the TPG Operating Group had unfunded investment commitments of $595.9 million to the investment funds that the Company manages and other strategic investments.

Contingent Obligations (Clawback) With Affiliates

The governing agreements of the TPG funds that pay performance allocations generally include a clawback provision that, if triggered, may give rise to a contingent obligation requiring the general partner to return amounts to the fund for distribution to the fund investors at the end of the life of the fund. Performance allocations received by the general partners of the respective TPG funds are subject to clawback to the extent the performance allocations received by the general partners exceeds the amount the general partners are ultimately entitled to receive based on cumulative fund results.

At December 31, 2025, if all investments held by the TPG funds were liquidated at their current unrealized fair value, there would be clawback of $7.9 million, net of tax, for which a performance fee reserve was recorded within other liabilities in the Consolidated Statements of Financial Condition.

At December 31, 2025, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of performance allocations subject to potential clawback would be $2,456.5 million.

During the year ended December 31, 2025, the general partners made no payments on the clawback liability.

Legal Actions and Other Proceedings

From time to time, the Company is involved in legal proceedings, litigation and claims incidental to the conduct of our business, including with respect to acquisitions, bankruptcy, insolvency and other types of proceedings. Such lawsuits may involve claims against our portfolio companies that adversely affect the value of certain investments owned by TPG's funds. The Company's business is also subject to extensive regulation, which has and may result in the Company becoming subject to examinations, inquiries and investigations by various U.S. and non-U.S. governmental and regulatory agencies, including but not limited to the SEC, Department of Justice, state attorneys general, Financial Industry Regulatory Authority and the U.K. Financial Conduct Authority. Such examinations, inquiries and investigations may result in the commencement of civil, criminal or administrative proceedings or fines against the Company or its personnel.

The Company accrues a liability for legal proceedings in accordance with U.S. GAAP. In particular, the Company establishes an accrued liability for loss contingencies when a settlement arising from a legal proceeding is both probable and reasonably estimable. If the matter is not probable or reasonably estimable, no such liability is recorded. Examples of this include: (i) the proceedings may be in early stages; (ii) damages sought may be unspecified, unsupportable, unexplained or uncertain; (iii) discovery may not have started or is incomplete; (iv) there may be uncertainty as to the outcome of pending appeals or motions; (v) there may be significant factual issues to be resolved or (vi) there may be novel legal issues or unsettled legal theories to be presented or a large number of parties. Consequently, management is unable to estimate a range of potential loss, if any, related to such matters. Even when the Company accrues a liability for a loss contingency in such cases, there may be an exposure to loss in excess of any amounts accrued. Loss contingencies may be, in part or in whole, subject to insurance or other payments such as contributions and/or indemnity, which may reduce any ultimate loss.

Based on information presently known by management, the Company has not recorded a potential liability related to any pending legal proceeding except as disclosed below, and is not subject to any legal proceedings that we expect to have a material impact on our operations, financial positions or cash flows. It is not possible, however, to predict the ultimate outcome of all pending legal proceedings, and the claimants in the matter discussed below seek potentially large and indeterminate amounts. As such, although we do not consider such an outcome likely, given the inherent unpredictability of legal proceedings, it is possible that an adverse outcome in the matter described below or certain other matters could have a material effect on the Company's financial results in any particular period.

Since 2011, a number of TPG-related entities and individuals, including David Bonderman and Jim Coulter, have been named as defendants/respondents in a series of lawsuits in the United States, United Kingdom, and Luxembourg concerning an investment TPG held from 2005-2007 in a Greek telecommunications company, known then as TIM Hellas ("Hellas"). Entities and individuals related to Apax Partners, a London based investment firm also invested in Hellas at the time, have been named in the lawsuits as well. The cases all allege generally that a late 2006 refinancing of the Hellas group of companies was improper.

To date, most of the lawsuits filed in New York Federal and State courts against TPG and Apax-related defendants have been dismissed, with those dismissals upheld on appeal, or the appeal period has passed. In one New York State court case, the New York Court of Appeals recently affirmed a decision by the Appellate Division granting summary judgment to the TPG-related parties on the sole remaining claim in that case, thereby ending that case in TPG's favor. In February 2018, a High Court case in London against a number of TPG and Apax-related parties and individuals was abandoned by the claimants in the early days of a scheduled six-week trial with costs of $9.5 million awarded to the TPG and Apax-related parties, of which $3.4 million was awarded to TPG. A lawsuit pending in the District Court of Luxembourg against two former TPG partners and two individuals related to Apax involved in the investment has been decided after trial in their favor on all claims and is now on appeal.

In addition to the Luxembourg appeal, there are additional cases against TPG and Apax-related parties pending in New York state court. In one case, the Court granted and denied in part motions to dismiss by all defendants, paring back the parties, claims and amounts at issue, and appeals of that decision are pending. Finally, a third group of plaintiffs, similarly situated to those in the other cases, filed new claims in 2024 seeking recovery from numerous TPG and Apax-related parties. The prior noted stayed federal actions have now been dismissed with prejudice by court order and stipulation.

The Company believes that the lawsuits related to the Hellas investment are without merit and intends to continue to defend them vigorously.

In October 2022, the Company received a document request from the SEC focusing on the use and retention of business-related electronic communications, which, as has been publicly reported, is part of an industry-wide review. The Company cooperated with the SEC's investigation and reached a settlement, which was announced and the associated settlement amount was paid in January 2025.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. In addition, certain of the Company's funds have provided certain indemnities relating to environmental and other matters and has provided nonrecourse carve-out guarantees for fraud, willful misconduct and other customary wrongful acts, each in connection with the financing of certain real estate investments that the Company has made. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

17. Net Income (Loss) Per Class A Common Share

The Company calculates its basic and diluted income (loss) per share using the two-class method for all periods presented, which defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines income per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all income (distributed and undistributed) is allocated to common shares and participating securities based on their respective rights to receive dividends.

In computing the dilutive effect that the exchange of TPG Operating Group partnership units would have on net income available to Class A common stock per share, TPG considered that net income (loss) available to holders of shares of Class A common stock would increase due to the elimination of non-controlling interests in the TPG Operating Group, inclusive of any tax impact. The hypothetical conversion may be dilutive to the extent there is activity at the TPG Inc. level that has not previously been attributed to the non-controlling interests or if there is a change in tax rate as a result of a hypothetical conversion.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net income (loss) per share of Class A common stock (in thousands, except share and per share data):

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss)	$ 599,585	$ (76,915)	$ 23,385
Less:			
Net income attributable to redeemable equity in Public SPACs	—	—	12,044
Net income (loss) attributable to non-controlling interests in TPG Operating Group	50,771	(175,927)	(92,411)
Net income attributable to other non-controlling interests	364,226	75,529	23,662
Net income attributable to Class A Common Stockholders prior to distributions	184,588	23,483	80,090
Reallocation of earnings to unvested participating restricted stock units[a]	(60,814)	(23,790)	(8,872)
Net income (loss) attributable to Class A Common Stockholders - Basic	123,774	(307)	71,218
Net income (loss) assuming exchange of non-controlling interest	44,133	(154,503)	(82,900)
Net income (loss) attributable to Class A Common Stockholders - Diluted	$ 167,907	$ (154,810)	$ (11,682)
Denominator:			
Weighted-Average Shares of Common Stock Outstanding - Basic	138,879,433	100,219,905	80,334,871
Exchange of Common Units to Class A Common Stock	235,246,175	264,505,674	237,609,625
Weighted-Average Shares of Common Stock Outstanding - Diluted	374,125,608	364,725,579	317,944,496
Net income (loss) available to Class A common stock per share			
Basic	$ 0.89	$ 0.00	$ 0.89
Diluted	$ 0.45	$ (0.42)	$ (0.04)
Dividends declared per share of Class A Common Stock[b]	$ 1.98	$ 1.65	$ 1.40

_____

(a) No undistributed losses were allocated to unvested participating RSUs during the years ended December 31, 2025, 2024 and 2023, as the holders do not have a contractual obligation to share in the losses of the Company with common stockholders.

(b) Dividends declared reflects the calendar date of the declaration for each distribution. The fourth quarter dividends were declared on February 5, 2026 and are payable on March 5, 2026.

18.   Equity-Based Compensation

Restricted Stock Unit Awards

Under the Company's Omnibus Equity Incentive Plan (the "Omnibus Plan"), the Company is permitted to grant equity awards representing ownership interests in TPG Inc.'s Class A common stock. On February 27, 2025, an additional 6,540,183 shares of Class A common stock were registered, increasing the share reserve to 36,496,786, of which 31,361,228 were available to be issued as of December 31, 2025.

Service Awards

Ordinary Service Awards

In the ordinary course of business, the Company grants equity awards subject to service conditions, granted as part of the Company's standard incentive structure initiatives. These units generally vest over a term of three to five years. These awards are referred to as "Ordinary Service Awards."

From time to time, the Company also grants equity awards that are subject to service conditions, a portion of which are granted on a non-standard basis to reward or incentivize key contributions that advance the Company's long-term goals of value creation. These non-standard awards are referred to as "Special Purpose Service Awards," and collectively with Ordinary Service Awards, "Service Awards." Dividend equivalents are paid on the vested and unvested portion of the Service Awards when the dividend occurs.

Special Purpose Employee Service Awards

In conjunction with the IPO in 2022, TPG employees, certain of the Company's executives and certain non-employees received one-time grants of equity-based awards in the form of Special Purpose Service Awards which entitle the holder to one share of Class A common stock upon vesting. These units generally vest over a term of four to six years.

In conjunction with the acquisition of Angelo Gordon, the Company agreed to grant an aggregate of 8.4 million Special Purpose Service Awards to former Angelo Gordon employees to promote retention post-closing, of which 6.0 million are outstanding to date. These units generally vest over a term of five years.

Additionally, in connection with the acquisition of Peppertree, the Company granted 0.3 million Special Purpose Service Awards to former Peppertree employees. These units generally vest over a term of five years.

Special Purpose IPO Executive Service Awards

Under the Omnibus Plan and in conjunction with the IPO, the Company granted 1.1 million restricted stock units as Special Purpose Service Awards in order to incentivize and retain key members of management and further their alignment with our shareholders (the "IPO Executive Service Awards"). The IPO Executive Service Awards are subject to service-based vesting conditions over a five-year service period with vesting having commenced on the second anniversary of the grant date. Compensation expense for these awards is recognized on a straight-line basis.

Special Purpose CEO Service Award

Under the Omnibus Plan, the Company granted a long-term performance incentive award to the Company's CEO on November 30, 2023, comprised of 2.6 million restricted stock units as Special Purpose Service Awards, intended to incentivize the CEO to drive stockholder value in a manner that is aligned with stockholder interests, reward him for organic and inorganic Company growth, and bring his compensation in-line with peer competitors in order to promote and ensure retention (the "CEO Service Award"). The CEO Service Award is subject to service-based vesting conditions over a four-year service period and is scheduled to vest 25% on each of January 13, 2025, 2026, 2027 and 2028. Compensation expense for this award is recognized on a straight-line basis.

Special Purpose Executive Chairman Service Award

Under the Omnibus Plan, the Company granted a long-term performance incentive award to the Company's Executive Chairman on August 19, 2025, comprised of 0.3 million restricted stock units as Special Purpose Service Awards, intended to incentivize the Executive Chairman to drive stockholder value in a manner that is aligned with stockholder interests, including recognizing the Executive Chairman's role in the establishment of the firm's Impact platform and incentivizing his continued leadership of the platform (the "Executive Chairman Service Award"). The Executive Chairman Service Award is subject to service-based vesting conditions over a four-year service period and is scheduled to vest 25% on each of July 15, 2026, 2027, 2028 and 2029. Compensation expense for this award is recognized on a straight-line basis.

The following table summarizes the outstanding RSUs for Service Awards as of December 31, 2025 (in millions, including share data):

	Units Outstanding as of December 31, 2025	Compensation Expense for the Year Ended December 31,		Unrecognized Compensation Expense as of December 31, 2025
		2025	2024	
Restricted Stock Units				
Ordinary Service Awards	9.7	$ 174.6	$ 94.2	$ 326.1
Special Purpose Service Awards	11.9	125.5	135.4	227.6
Total Service Award RSUs	21.6	$ 300.1	$ 229.6	$ 553.7

For the years ended December 31, 2025 and 2024 the Company granted 4.7 million and 6.9 million Service Awards, respectively. The grant date fair value was the public share price on each respective grant date.

The following table presents the rollforward of the Company's unvested Service Awards for the year ended December 31, 2025 (awards in millions):

	Service Awards	Weighted-Average Grant Date Fair Value
Balance at December 31, 2024	25.3	$ 34.30
Granted	4.7	60.20
Vested	(7.8)	33.93
Forfeited	(0.6)	33.07
Balance at December 31, 2025	21.6	40.10

As of December 31, 2025, there was approximately $553.7 million of total estimated unrecognized compensation expense related to unvested Service Awards, which is expected to be recognized over the weighted average remaining requisite service period of 2.7 years.

Market and Performance Condition Awards

Ordinary Performance Condition Awards

During the ordinary course of business, the Company grants equity awards, subject to a combination of service and performance conditions, as part of the Company's standard incentive structure initiatives. These awards are referred to as ("Ordinary Performance Condition Awards").

From time to time, the Company grants equity awards that are subject to a combination of service and market conditions, granted on a non-standard basis to reward or incentivize key contributions that advance the Company's long-term goals of value creation. These awards are referred to as ("Special Purpose Market Condition Awards," and collectively with the Ordinary Performance Condition Awards, "Market and Performance Condition Awards").

Special Purpose IPO Executive Market Condition Awards

Under the Omnibus Plan and in conjunction with the IPO, the Company also granted 1.1 million restricted stock units as Special Purpose Market Condition Awards in order to incentivize and retain key members of management and further their alignment with our shareholders (the "IPO Executive Market Condition Awards"). The IPO Executive Market Condition Awards are subject to both market performance and service based vesting conditions, including (i) a time-based component requiring a five-year service period and (ii) a market price component with a target Class A common stock share price at $44.25 within five years and $59.00 within eight years. Dividend equivalents accrue on the vested and unvested Special Purpose Service Awards when the dividend occurs. Dividend equivalents accrue for the vested and unvested portions of the IPO Executive Market Condition Awards and are paid only when both the applicable service and market performance conditions are satisfied.

Compensation expense for the IPO Executive Market Condition Awards is recognized using the accelerated attribution method on a tranche-by-tranche basis. During 2024, both market price components of Class A common stock share price of $44.25 and $59.00 were met. During the year ended December 31, 2025, 0.2 million IPO Executive Market Condition Awards vested.

Special Purpose CEO Market Conditions Award

The long-term performance incentive award granted to the CEO under the Omnibus Plan on November 30, 2023, is also comprised of 3.9 million restricted stock units as Special Purpose Market Condition Awards, and is intended to incentivize the CEO to drive stockholder value in a manner that is aligned with stockholder interests, reward him for organic and inorganic Company growth, and bring his compensation in line with peer competitors in order to promote and ensure retention (the "CEO Market Conditions Award").

The CEO Market Conditions Award is subject to both market performance and service based vesting conditions, including (i) a time-based component requiring a five-year service period and (ii) a market price component that is only achieved when the 30-day volume weighted average trading price of a share of Class A common stock meets or exceeds certain stock price hurdles. 25% of each service vesting tranche of the CEO Market Conditions Award is eligible to be earned and vest following achievement of each of the following Class A common stock prices: $52.50, $58.45, $64.05 and $70.00. These stock price hurdles represent a premium of 150%, 167%, 183% and 200%, respectively, of the closing price of a share of Class A common stock on the date of grant. The first market hurdle must be achieved by January 13, 2029, and the remaining hurdles by January 13, 2030. If the applicable market hurdles are not achieved by the specified periods, the applicable portions of the CEO Market Conditions Award will be forfeited. Restricted stock units from the CEO Market Conditions Award that (i) vest prior to January 13, 2029 will be settled promptly following January 13, 2029, and (ii) vest after January 13, 2029 will be settled promptly following January 13, 2030, subject to certain other accelerated settlement conditions. Dividend equivalents accrue for the vested and unvested portions of the CEO Market Conditions Award and are paid only if and when both the applicable service and market conditions are satisfied.

Compensation expense for the CEO Market Conditions Award is recognized using the accelerated attribution method on a tranche-by-tranche basis. During 2024, the first three market hurdles of the CEO Market Conditions Award of Class A common stock share prices of $52.50, $58.45 and $64.05 were met. As such, 20% of these tranches have vested or will vest on each of January 13, 2025, 2026, 2027, 2028 and 2029.

Special Purpose Executive Chairman Market Conditions Award

The long-term performance incentive award granted to the Executive Chairman under the Omnibus Plan on August 19, 2025, is also comprised of 0.5 million restricted stock units as Special Purpose Market Condition Awards, and is intended to incentivize the Executive Chairman to drive stockholder value in a manner that is aligned with stockholder interests, including recognizing the Executive Chairman's role in the establishment of the firm's Impact platform and incentivizing his continued leadership of the platform (the "Executive Chairman Market Conditions Award").

The Executive Chairman Market Conditions Award is subject to both market performance and service based vesting conditions, including (i) a time-based component requiring a five-year service period and (ii) a market price component that is only achieved when the 30-trading day volume weighted average trading price of a share of Class A common stock meets or exceeds certain stock price hurdles. 25% of each service vesting tranche of the Executive Chairman Market

Conditions Award is eligible to be earned and vest following achievement of each of the following Class A common stock prices: $90.98, $101.29, $110.99 and $121.30. These stock price hurdles represent a premium of 150%, 167%, 183% and 200%, respectively, of the closing price of a share of Class A common stock on the date of grant. The first market hurdle must be achieved by July 15, 2030, and the remaining hurdles by July 15, 2031. If the applicable market hurdles are not achieved by the specified periods, the applicable portions of the Executive Chairman Market Conditions Award will be forfeited. Restricted stock units from the Executive Chairman Market Conditions Award that (i) vest prior to July 15, 2030, will be settled promptly following July 15, 2030, and (ii) vest after July 15, 2030, will be settled promptly following July 15, 2031, subject to certain other accelerated settlement conditions. Dividend equivalents accrue for the vested and unvested portions of the Executive Chairman Market Conditions Award and are paid only if and when both the applicable service and market conditions are satisfied.

Compensation expense for the Executive Chairman Market Conditions Award is recognized using the accelerated attribution method on a tranche-by-tranche basis.

The following table summarizes the outstanding RSUs for Market and Performance Condition Awards as of December 31, 2025 (in millions, including share data):

	Units Outstanding as of December 31, 2025	Compensation Expense for the Year Ended December 31,		Unrecognized Compensation Expense as of December 31, 2025
		2025	2024	
Restricted Stock Units				
Ordinary Performance Condition Awards	1.0	$ 13.6	$ 3.1	$ 22.4
Special Purpose Market Condition Awards	4.2	32.2	29.2	41.6
Total Market and Performance Condition Award RSUs	5.2	$ 45.8	$ 32.3	$ 64.0

The following table presents the roll forward of the Company's unvested Special Purpose Market Condition Awards for the year ended December 31, 2025 (awards in millions):

	Market Condition Awards	Weighted Average Grant Date Fair Value
Balance at December 31, 2024	4.6	$ 20.41
Granted	0.5	38.27
Vested	(0.2)	16.58
Vested, unsettled	(0.6)	22.01
Forfeited	(0.1)	16.59
Balance at December 31, 2025	4.2	22.49

As of December 31, 2025, there was approximately $41.6 million of total estimated unrecognized compensation expense related to unvested Special Purpose Market Condition Awards, which is expected to be recognized over the weighted average remaining requisite service period of 2.3 years.

Total Restricted Stock Units

For the years ended December 31, 2025, 2024 and 2023, the Company recorded total restricted stock unit compensation expense of $345.9 million, $261.9 million and $129.8 million, respectively. The expense associated with awards granted to certain non-employees of the Company is recognized in general, administrative and other in our Consolidated Statements of Operations and totaled $14.0 million, $6.4 million and $3.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the years ended December 31, 2025 and 2024, the Company had 8.1 million and 4.4 million restricted stock units vest at a fair value of $501.5 million and $179.1 million, respectively (excluding vested, but unsettled units). The restricted stock units were settled by issuing 5,049,790 shares of TPG Inc. Class A common stock, net of withholding tax of $190.6 million for the year ended December 31, 2025 and by issuing 2,713,730 shares of TPG Inc. Class A common stock, net of withholding tax of $68.0 million (excluding vested, but unsettled units) for the year ended December 31, 2024.

The following table summarizes all outstanding restricted stock unit awards as of December 31, 2025 (in millions, including share data):

	Units Outstanding as of December 31, 2025	Compensation Expense for the Year Ended December 31,		Unrecognized Compensation Expense as of December 31, 2025
		2025	2024	
Restricted Stock Units				
Ordinary Awards:				
Ordinary Service Awards	9.7	$ 174.6	$ 94.2	$ 326.1
Ordinary Performance Condition Awards	1.0	13.6	3.1	22.4
Special Purpose Awards:				
Special Purpose Service Awards	11.9	125.5	135.4	227.6
Special Purpose Market Condition Awards	4.2	32.2	29.2	41.6
Total Restricted Stock Units	26.8	$ 345.9	$ 261.9	$ 617.7

In January 2026, the Company issued 4.9 million shares of Class A common stock in connection with the vesting of RSUs. In January 2026, the Company granted 5.0 million in RSUs. The units vest in equal tranches over a period of three to six years.

Other Awards

As a result of the Reorganization and the IPO in 2022, certain of the Company's current partners hold restricted indirect interests in Common Units through TPG Partner Holdings and indirect economic interests through RemainCo. TPG Partner Holdings and RemainCo are presented as non-controlling interest holders within the Company's Consolidated Financial Statements. The interests in TPG Partner Holdings ("TPH Units") and indirectly in RemainCo ("RPH Units") are generally subject to service, or, in certain cases, to both service and performance conditions. Holders of these interests participate in distributions regardless of the vesting status. Additionally, in conjunction with the Reorganization, the IPO and the acquisition of NewQuest, certain TPG partners and NewQuest principals were granted Common Units directly at TPG Operating Group and Class A common stock (collectively, the "Other IPO-Related Awards") subject to both service and performance conditions.

In conjunction with the acquisition of Angelo Gordon, the Company granted 43.8 million of unvested Common Units to former Angelo Gordon partners (included in Common Units below), which are considered compensatory under ASC 718. These units generally vest over a term of five years and participate in distributions at the TPG Operating Group along with all vested equity.

In conjunction with the acquisition of Peppertree, the Company granted 5.4 million of unvested Common Units to Peppertree Co-Presidents (included in Common Units below), which are considered compensatory under ASC 718. These units generally vest over a term of five years and participate in distributions at the TPG Operating Group along with all vested equity.

The following table summarizes the outstanding Other Awards as of December 31, 2025 (in millions, including share data):

	Unvested Units/ Shares Outstanding as of December 31, 2025	Compensation Expense for the Year Ended December 31,		Unrecognized Compensation Expense as of December 31, 2025
		2025	2024	
TPH and RPH Units				
TPH units	17.3	$ 253.8	$ 289.6	$ 381.4
RPH units	0.1	34.3	55.1	37.3
Total TPH and RPH Units	17.4	$ 288.1	$ 344.7	$ 418.7
Common Units and Class A Common Stock				
Common Units	31.2	$ 227.8	$ 324.1	$ 787.0
Class A Common Stock	—	0.4	17.2	—
Total Common Units and Class A Common Stock	31.2	$ 228.2	$ 341.3	$ 787.0

TPH and RPH Units

The Company accounts for the TPH Units and RPH Units as compensation expense in accordance with ASC 718. The unvested TPH and RPH Units are recognized as equity-based compensation subject to primarily service vesting conditions and in certain cases performance conditions, some of which are deemed probable of achieving. The Company recognized compensation expense of $288.1 million, $344.7 million and $436.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. There is no additional dilution to our stockholders related to these interests. Contractually these units are only related to non-controlling interest holders of the TPG Operating Group, and there is no impact to the allocation of income and distributions to TPG Inc. Therefore, the Company has allocated these expense amounts to its non-controlling interest holders.

The following table presents the roll forwards of the Company's unvested TPH Units and RPH Units for the year ended December 31, 2025 (units in millions):

	TPH Units		RPH Units	
	Partnership Units	Grant Date Fair Value	Partnership Units	Grant Date Fair Value
Balance at December 31, 2024	26.1	$ 26.74	0.2	$ 457.10
Reallocated	0.9	57.88	—	—
Vested	(8.6)	24.58	(0.1)	457.10
Forfeited	(1.1)	24.36	—	457.10
Balance at December 31, 2025	17.3	29.50	0.1	457.10

Certain forfeited TPH Units were reallocated to certain existing unit holders in accordance with the applicable governing documents. The grant date fair value of the reallocated awards was determined based on the fair value of TPG's common stock at the time of reallocation. As of December 31, 2025, there was approximately $418.7 million of total estimated unrecognized compensation expense related to outstanding unvested awards, of which TPH Units and RPH Units represented $381.4 million and $37.3 million, respectively.

Common Units and Class A Common Stock

In accordance with ASC 718, all Other Awards are also recognized as equity-based compensation. The Company recognized compensation expense of $228.2 million, $341.3 million and $72.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As TPG Operating Group holders would accrete pro-rata or benefit directly upon forfeiture of those awards, this compensation expense was allocated pro-rata to all controlling and non-controlling interest holders of TPG Inc.

The following table presents the roll forwards of the Company's unvested TOG Units and Class A Common Stock Awards for the year ended December 31, 2025 (awards in millions):

	Common Units		Class A Common Stock	
	Partnership Units	Grant Date Fair Value	Partnership Units	Grant Date Fair Value
Balance at December 31, 2024	36.0	$ 25.50	0.3	$ 29.50
Granted	5.4	47.56	—	—
Reallocated	—	—	—	—
Vested	(9.6)	25.43	(0.3)	29.50
Forfeited	(0.6)	27.29	—	—
Balance at December 31, 2025	31.2	29.28	0.0	29.50

Total unrecognized compensation expense related to outstanding unvested awards as of December 31, 2025 was $787.0 million.

Other Liability Classified Awards

As discussed in Note 3, the Company granted liability-classified Common Unit awards to certain Peppertree Parties in conjunction with the acquisition of Peppertree, which are considered liability-classified awards under ASC 718. The awards require both continuous service over an estimated period of five years and satisfaction of certain fee-related revenue targets during the period beginning on January 1, 2028 and ending on December 31, 2028 and certain fundraising targets. These liability-classified awards will be settled with a variable number of both vested and unvested Common Units upon the satisfaction of the fee-related revenue targets and do not participate in TPG Operating Group distributions before settlement. For the year ended December 31, 2025, the Company recognized compensation expense of $23.3 million related to these liability-classified awards with a corresponding increase in other liabilities.

In conjunction with the acquisition of Angelo Gordon, the Company granted liability-classified Common Unit awards to Angelo Gordon partners. Those awards represent the compensatory portion of the Earnout Payment under ASC 718 and as such, require both continuous service over a period of five years and the satisfaction of fee-related revenue targets during the period beginning on January 1, 2026 and ending on December 31, 2026. These liability-classified awards will be settled with a variable number of both vested and unvested Common Units upon the satisfaction of the fee-related revenue targets and do not participate in TPG Operating Group distributions before settlement. During 2025, the Company determined that it is not probable the Company will need to settle the Earnout Payment. As such, the Company reversed previously recorded equity-based compensation expense of $67.7 million for the year ended December 31, 2025, related to its liability-classified awards with a corresponding decrease in other liabilities. For the year ended December 31, 2024 and 2023, the Company recognized compensation expense of $55.3 million and $12.4 million, respectively, related to its liability-classified awards with a corresponding increase in other liabilities.

The fair value of the liability-classified awards discussed above will be remeasured every reporting period and are based on the satisfaction of the respective fee-related revenue and fundraising targets, if applicable. Compensation expense for these awards are recognized using the accelerated attribution method on a tranche-by-tranche basis. Total unrecognized compensation expense related to these awards as of December 31, 2025 was $142.8 million.

TRTX Awards

Certain employees of the Company receive awards ("TRTX Awards") from TPG RE Finance Trust, Inc. ("TRTX"), a publicly traded real estate investment trust, externally managed and advised by TPG RE Finance Trust Management, L.P., a wholly-owned subsidiary of the Company, for services provided to TRTX. Generally, the TRTX Awards vest over four years for employees and at grant date for directors of TRTX.

The TRTX Awards granted to certain employees of the Company are recorded in other assets and due to affiliates in the Consolidated Statements of Financial Condition. The grant date fair value of the asset is amortized through equity-based compensation expense on a straight-line basis over the vesting period in the Consolidated Statements of Operations. Equity-based compensation expense is offset by related management fees earned by the Company from TRTX. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $8.3 million, $9.3 million and $7.2 million, respectively, of management fees and equity-based compensation expense.

Other Compensation Matters

TPG provides voluntary defined contribution plans for its U.S. and U.K. employees who meet certain eligibility requirements. The current defined contribution plan for U.S. employees is a 401(k) profit-sharing plan that was adopted in May 1996. The current defined contribution plan for U.K. employees is a pension plan that was adopted in January 2010. Employees may elect to make contributions up to legally established limits. Both plans provide for employer contributions at the Company's discretion. The Company's contribution expenses were $29.6 million, $26.6 million and $15.2 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

Compensation includes a significant performance-based component in the form of discretionary bonuses. The Company incurred discretionary bonus expense of $346.5 million, $330.0 million and $220.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

19. Equity

The Company has three classes of common stock outstanding, Class A common stock, nonvoting Class A common stock and Class B common stock. Class A common stock is traded on the Nasdaq Global Select Market. The Company is authorized to issue 2,240,000,000 shares of Class A common stock with a par value of $0.001 per share, 100,000,000 shares of nonvoting Class A common stock, 750,000,000 shares of Class B common stock with a par value of $0.001 per share, and 25,000,000 shares of preferred stock with a par value of $0.001 per share. Each share of the Company's Class A common stock entitles its holder to one vote, and each share of our Class B common stock entitles its holder to ten votes. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the Company's stockholders for their vote or approval. The nonvoting Class A common stock have the same rights and privileges as, rank equally and share ratably with, and are identical in all respects as to all matters to, the Class A common stock, except that the nonvoting Class A common stock have no voting rights other than such rights as may be required by law. Holders of Class A common stock are entitled to receive dividends when and if declared by the board of directors. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock. As of December 31, 2025, 146,507,998 shares of Class A common stock and 6,605,963 shares of nonvoting Class A common stock were outstanding, 224,331,812 shares of Class B common stock were outstanding, and there were no shares of preferred stock outstanding.

Dividends and distributions

Dividends and distributions are reflected in the Consolidated Statements of Changes in Equity when declared by the board of directors. Dividends are made to Class A common stockholders and distributions are made to holders of non-controlling interests in subsidiaries.

The table below presents information regarding the quarterly dividends on the Class A common stock, which were made at the sole discretion of the Board of Directors of the Company.

Date Declared	Record Date	Payment Date		Dividend per Class A Common Share
May 8, 2024	May 20, 2024	June 3, 2024	$	0.41
August 6, 2024	August 16, 2024	August 30, 2024		0.42
November 4, 2024	November 14, 2024	December 2, 2024		0.38
February 11, 2025	February 21, 2025	March 7, 2025		0.53
Total 2024 Dividend Year (through Q4 2024)			$	1.74
May 7, 2025	May 19, 2025	June 2, 2025	$	0.41
August 6, 2025	August 18, 2025	September 2, 2025		0.59
November 4, 2025	November 14, 2025	December 1, 2025		0.45
February 5, 2026	February 19, 2026	March 5, 2026		0.61
Total 2025 Dividend Year (through Q4 2025)			$	2.06

Exchanges of Common Units

Pursuant to the Exchange Agreement, certain holders of Common Units, including certain partners and employees, are authorized to exchange Common Units for an equal number of shares of Class A common stock. During the years ended December 31, 2025 and 2024, certain holders of Common Units exchanged Common Units for an equal number of shares of Class A common stock resulting in the issuance of shares of Class A common stock and the cancellation of an equal number of shares of Class B common stock for no additional consideration as follows:

Exchange Date	Class A Common Stock Issued
2024 Exchanges[a]	
February 27, 2024	17,704,987
May 21, 2024	1,998,593
August 19, 2024	1,042,119
November 15, 2024	5,155,425
2025 Exchanges[a]	
February 24, 2025	9,786,354
May 21, 2025	21,000,000
August 19, 2025	5,153,040

(a)   The issuance of the shares of Class A common stock to such holders of Common Units was registered pursuant to the Company's registration statements on Form S-3 filed on November 2, 2023 and September 13, 2024.

The supplemental non-cash financing activities related to equity for the Consolidated Statements of Cash Flows are as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Distributions to holders of other non-controlling interests	$ 462	$ 13,504	$ 17,779
Deferred tax assets	540,201	335,529	—
Due to affiliates	189,935	297,085	—
Other liabilities	286,131	—	—
Additional paid-in-capital	64,135	38,444	—
Contributions from holders of other non-controlling interests	280,636	—	—
Distributions in-kind to holders of other non-controlling interests	75,000	—	—
Deconsolidation of previously consolidated entities	258,359	—	—

20. Subsequent Events

On February 11, 2026, the Company closed the previously announced transaction to establish a long-term, strategic investment management partnership (the "Transaction") with Jackson Financial Inc. ("Jackson") whereby TPG will serve as an investment manager for select general account assets of subsidiaries of Jackson. In connection with the Transaction, TPG issued 2,279,109 shares of Class A common stock to a subsidiary of Jackson. In addition, on February 11, 2026, the TPG Operating Group purchased 4,715,554 shares of common stock, par value $0.01 per share, of Jackson. In connection with purchasing shares of common stock of Jackson, the Company borrowed $400.0 million on its Senior Unsecured Revolving Credit Facility.

Other than the events noted in the footnotes to the Consolidated Financial Statements, there have been no additional events since December 31, 2025 that require recognition or disclosure in the Consolidated Financial Statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

We, under the supervision of and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its principal executive and principal financial officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the Company's assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We completed our acquisition of Peppertree on July 1, 2025. Consistent with guidance issued by the SEC that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to Peppertree. Total assets and total revenues of Peppertree that were excluded from management's assessment constitute 4.5% of the Company's total assets as of December 31, 2025, and 1.4% of total revenues for the fiscal year ended December 31, 2025. Management's basis for exclusion included the size and complexity of the acquired business and the timing between acquisition and fiscal year end.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2025 was effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Deloitte & Touche LLP, our independent registered public accounting firm that audited the financial statements included in this Form 10-K, has issued its attestation report on our internal control over financial reporting as of December 31, 2025, which is included herein.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information about our directors and executive officers as well as corporate governance matters will be in our 2026 Proxy Statement, which is expected to be filed no later than 120 days after the end of our fiscal year ended December 31, 2025 under the captions "Corporate Governance," "Election of Directors" and "Executive Officers" and is incorporated in this Form 10-K by reference.

Policy Prohibiting Insider Trading

We have adopted a Policy Prohibiting Insider Trading that governs the purchase, sale and/or other dispositions of our securities applicable to our personnel, including directors, officers, employees and other covered persons. We believe that our Policy Prohibiting Insider Trading is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Policy Prohibiting Insider Trading is filed as Exhibit 19.1 to this Form 10-K.

Code of Conduct and Ethics

We have a code of conduct and ethics that applies to all of our directors, employees and officers. A copy of the code is available on our website located at www.tpg.com. Any amendments or waivers to our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, will be disclosed on our Internet website promptly following the date of such amendment or waiver, as and if required by applicable law.

Corporate Governance Guidelines

We have adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq. These guidelines cover a number of areas, including director responsibilities, director elections and re-elections, composition of the board of directors, including director qualifications and diversity and board committees, executive sessions, director access to management and, as necessary and appropriate, independent advisors, director orientation and continuing education, board materials, management succession and evaluations of the board of directors and the board's committees. A copy of our corporate governance guidelines is available on our website at www.tpg.com.

Item 11. Executive Compensation

Information relating to our executive officer and director compensation and the compensation committee of the board of directors will be in the 2026 Proxy Statement under the caption "Executive Compensation" and is incorporated in this Form 10-K by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Information relating to securities authorized for issuance under equity compensation plans, security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be in the 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated in this Form 10-K by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions and director independence will be in the 2026 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Controlled Company Status and Director Independence" and is incorporated in this Form 10-K by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services will be in the 2026 Proxy Statement under the caption "Ratification of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") as our Independent Registered Public Accounting Firm for 2025" and is incorporated in this Form 10-K by reference.

Item 15. Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this annual report.

1.   *Financial Statements*:

See Item 8 above.

2.   *Financial Statement Schedules:*

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

3.   *Exhibits*:

Exhibits are included below.

Exhibit No.	Description
2.1	Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on May 15, 2023).
2.2	Amendment No. 1 to the Transaction Agreement, dated October 3, 2023, among TPG Operating Group II, L.P., AG GP, LLC and API Representative, LLC (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
2.3	Amendment No. 2 to the Transaction Agreement, dated October 31, 2023, between TPG Operating Group II, L.P. and AG GP, LLC (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
2.4	Amendment No. 3 to the Transaction Agreement, dated March 13, 2024, between TPG Operating Group II, L.P. and API Representative, LLC (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q, filed on May 8, 2024).
3.1	Restated Certificate of Incorporation of TPG Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on November 13, 2023).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of TPG Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 6, 2024).
3.3	Amended and Restated Bylaws of TPG Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed on June 12, 2023).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed on February 18, 2025).
4.2	Subordinated Indenture, dated as of March 4, 2024, among TPG Operating Group II, L.P., the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 4, 2024).
4.3	First Supplemental Indenture, dated as of March 4, 2024, among TPG Operating Group II, L.P., the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on March 4, 2024).
4.4	Form of 6.950% Subordinated Notes due 2064 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on March 4, 2024).
4.5	Senior Indenture, dated as of March 5, 2024, among TPG Operating Group II, L.P., the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 5, 2024).
4.6	First Supplemental Indenture, dated as of March 5, 2024, among TPG Operating Group II, L.P., the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on March 5, 2024).
4.7	Form of 5.875% Senior Notes due 2034 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on March 5, 2024).

4.8	Second Supplemental Indenture, dated as of August 14, 2025, among TPG Operating Group II, L.P., the Guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on August 14, 2025).
4.9	Form of 5.375% Senior Notes due 2036 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on August 14, 2025).
10.1	Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on February 23, 2024).
10.2	Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated November 1, 2023, among TPG Partners, LLC and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
10.3	Omnibus Amendment to TPG Operating Group Limited Partnership Agreements, dated as of March 15, 2023, among the respective general partner of each of TPG Operating Group I, L.P., TPG Operating Group II, L.P. and TPG Operating Group III, L.P. (incorporated by reference to Exhibit 10.2 to Company's Quarterly Report on Form 10-Q, filed on May 15, 2023).
10.4	Indenture, dated as of May 9, 2018 and Amended as of October 1, 2019 between TPG Holdings I FinanceCo, L.P., TPG Holdings II FinanceCo, L.P., TPG Holdings III FinanceCo, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.5	Seventh Amended and Restated Credit Agreement, dated as of May 1, 2025, among TPG Operating Group II, L.P., acting through its general partner, TPG Holdings II-A, LLC, the co-borrowers party thereto, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 1, 2025).
10.6	Accession Agreement, dated as of June 13, 2025, among Société Générale, Standard Chartered Bank, TPG Operating Group II, L.P., acting through its general partner, TPG Holdings II-A, LLC, the co-borrowers party thereto, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 4, 2025).
10.7	Reorganization Agreement, dated as of December 31, 2021, among TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P., TPG Group Advisors (Cayman), Inc., TPG Group Advisors (Cayman), LLC, TPG Partner Holdings Advisors, Inc., TPG Group Holdings (SBS) Advisors, Inc., TPG Group Holdings (SBS) Advisors, LLC, David Bonderman, James G. Coulter, Jon Winkelried and TPG GP A, LLC (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.8	Amended and Restated Tax Receivable Agreement, dated November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group II, L.P., TPG GP A, LLC, Alabama Investments (Parallel), LP, Alabama Investments (Parallel) Founder A, LP, Alabama Investments (Parallel) Founder G, LP and API Representative, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
10.9	Amended and Restated Exchange Agreement, dated November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG OpCo Holdings, L.P., Alabama Investments (Parallel) LP, Alabama Investments (Parallel) Founder A, LP, Alabama Investments (Parallel) Founder G, LP and API Representative, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
10.10	Amended and Restated Investor Rights Agreement, dated November 1, 2023, among TPG Inc., TPG GP A, LLC, Alabama Investments (Parallel) LP, Alabama Investments (Parallel) Founder A, LP, Alabama Investments (Parallel) Founder G, LP and API Representative, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2023).
10.11	Administrative Services Agreement, dated as of December 31, 2021, between TPG Global, LLC and Tarrant Remain Co GP, LLC (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.12	Performance Earnings Agreement, dated as of December 31, 2021, among Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., Tarrant Remain Co III, L.P., TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P. and TPG Partners, LLC (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).

10.13	Master Contribution Agreement, dated as of December 31, 2021, among TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P., Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., Tarrant Remain Co III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.14	Form of Strategic Investor Transfer Agreement (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.15†	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.16†	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc., TPG Partners, LLC and James G. Coulter (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.17†	Letter Agreement, dated as of December 15, 2021, between TPG Global, LLC and Jonathan Coslet (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.18†	Executive Retention Agreement, dated as of November 13, 2021, between TPG Partner Holdings, L.P. and Kelvin L. Davis (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.19*†	Form of U.S. Offer Letter for TPG Inc.
10.20†	TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed on January 13, 2022).
10.21†	Form of Restricted Stock Unit Grant Agreement under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K, filed on February 18, 2024).
10.22†	Form of Restricted Stock Unit Grant Agreement (Directors) under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.23†	Form of Performance Restricted Stock Unit Grant Agreement under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on February 18, 2025).
10.24†	Form of Restricted Stock Unit Grant Agreement and Performance Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on November 4, 2025).
10.25*†	Restricted Stock Unit Grant Agreement, dated as of January 13, 2026, between TPG Inc. and Jon Winkelried, under the TPG Inc. Omnibus Equity Incentive Plan.
10.26†	Form of Platform Level Program Award Agreements (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed on February 23, 2024).
10.27†	Form of TPG Partner Holdings Interest Schedule (Individual) (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.28†	Form of Director and Officer Indemnification Agreement for TPG Inc. (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.29	Founder Exchange Agreement, dated as of January 12, 2022, among David Bonderman, James G. Coulter, BondCo, Inc., CoulCo, Inc., TPG Holdings II Sub, L.P., TPG GP Advisors, Inc., TPG PEP GenPar Advisors, Inc., TPG GP A, LLC, New TPG GP Advisors, Inc., TPG Group Holdings (SBS) Advisors, Inc., TPG Partner Holdings Advisors, Inc. and TPG Inc. (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.30	Founder Net Settlement Agreement, dated as of December 31, 2021, among David Bonderman, James G. Coulter, TPG Europe, LLC, TPG Europe II, LLC, BondCo, Inc., CoulCo, Inc., TPG Holdings II Sub, L.P., TPG Global Advisors, LLC, TPG Global, LLC, TPG International, LLC and Tarrant Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.31*†	Independent Director Compensation Policy.
10.32†	Non-Employee Director Deferral Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on November 4, 2025).
19.1*	Policy Prohibiting Insider Trading.

21.1*	[List of subsidiaries.](#)
22.1*	[List of Notes Issuer and Guarantor Subsidiaries, Senior and Subordinated Notes.](#)
23.1*	[Consent of Deloitte & Touche LLP as to TPG Inc.](#)
31.1*	[Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
31.2*	[Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
32.1*	[Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.](#)
32.2*	[Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.](#)
97.1†	[TPG Inc. Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed on February 23, 2024).](#)
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

_____

*   Filed herewith

†   Management compensatory plan or arrangement

Item 16. Form 10-K Summary

Not applicable**.**

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2026

/s/ Jon Winkelried
_____
Jon Winkelried
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James G. Coulter James G. Coulter	Founding Partner, Executive Chairman and Director	February 17, 2026
/s/ Jon Winkelried Jon Winkelried	Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2026
/s/ Jack Weingart Jack Weingart	Chief Financial Officer (Principal Financial Officer)	February 17, 2026
/s/ Martin Davidson Martin Davidson	Chief Accounting Officer (Principal Accounting Officer)	February 17, 2026
/s/ Todd Sisitsky Todd Sisitsky	Director	February 17, 2026
/s/ Anilu Vazquez-Ubarri Anilu Vazquez-Ubarri	Director	February 17, 2026
/s/ Kelvin Davis Kelvin Davis	Director	February 17, 2026
/s/ Nehal Raj Nehal Raj	Director	February 17, 2026
/s/ Jeffrey Rhodes Jeffrey Rhodes	Director	February 17, 2026
/s/ Ganen Sarvananthan Ganen Sarvananthan	Director	February 17, 2026
/s/ David Trujillo David Trujillo	Director	February 17, 2026
/s/ Gunther Bright Gunther Bright	Director	February 17, 2026
/s/ Mary Cranston Mary Cranston	Director	February 17, 2026
/s/ Deborah M. Messemer Deborah M. Messemer	Director	February 17, 2026
/s/ Kathy Elsesser Kathy Elsesser	Director	February 17, 2026

Market for TPG Inc. Class A Common Stock

Shares of our Class A common stock are listed on the Nasdaq Global Select Market under the symbol "TPG."

Stock Performance Graph

The following graph depicts the total return to holders of our Class A common stock from the closing price on January 13, 2022 (the date our Class A common stock commenced trading on the Nasdaq Global Select Market) through December 31, 2025, relative to the performance of the S&P 500 Index and the Dow Jones U.S. Asset Managers Index. The graph assumes an initial investment of $100 on January 13, 2022 and the reinvestment of any dividends.

The performance graph is not intended to be indicative of future performance. The performance graph shall not be deemed "soliciting material" or to be "filed" with the U.S. Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of TPG Inc.'s filings under the Securities Act of 1933, as amended, or the Exchange Act.

Total Return Performance Table



Management

Jim Coulter
Executive Chairman

Jon Winkelried
Chief Executive Officer

Jack Weingart
Chief Financial Officer

Todd Sisitsky
President

Anilu Vazquez-Ubarri
Chief Operating Officer

Jennifer Chu
Chief Legal Officer and General Counsel

Joann Harris
Chief Compliance Officer

Board of Directors

Jim Coulter
Executive Chairman, TPG Inc.

Jon Winkelried
Chief Executive Officer, TPG Inc.

Todd Sisitsky
President, TPG Inc., and Managing Partner of
TPG Capital in the United States and Europe

Anilu Vazquez-Ubarri
Chief Operating Officer, TPG Inc.

Kelvin Davis
Chairman and Senior Partner of TPG Real Estate

Nehal Raj
Co-Managing Partner of TPG Capital, Co-
Managing Partner of TPG Tech Adjacencies and
Co-Managing Partner of TPG Hybrid Solutions

Jeffrey Rhodes
Co-Managing Partner of TPG Capital and Co-
Managing Partner of TPG Healthcare Partners

Ganen Sarvananthan
Managing Partner, Head of Asia and the Middle
East, Co-Managing Partner of TPG Capital Asia
and Co-Head of Southeast Asia

David Trujillo
Co-Managing Partner of TPG Growth,
Co-Managing Partner of TPG Tech Adjacencies,
Co-Managing Partner of TPG Hybrid Solutions
and Managing Partner of TPG Digital Media

Gunther Bright*
Former Executive Vice President and General
Manager of Global and U.S. Large Enterprises,
American Express

Mary Cranston*
Former Firm Senior Partner and Chair Emeritus
of Pillsbury Winthrop Shaw Pittman LLP

Kathy Elsesser*
Former Senior Advisor and Global Chair of
Consumer Retail and Healthcare Groups in the
Investment Banking Division of Goldman Sachs

Deborah Messemer*
Former Managing Partner of KPMG LLP's
Bay Area and Northwest Region

* Independent director

Principal Executive Offices
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
(817) 871-4000

Investor Relations
Gary Stein
(212) 601-4750
shareholders@tpg.com

Transfer Agent & Registrar
Equiniti Trust Company, LLC
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Fort Worth, Texas